Filed pursuant to General
Instruction II.L. of Form F-10
File No. 333-236975

The information contained in this Preliminary Prospectus Supplement is not complete and may be changed. This Preliminary Prospectus Supplement and the accompanying Base Shelf Prospectus are not an offer to sell and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 16, 2021

A copy of this preliminary prospectus supplement has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purposes of the sale of securities. Information contained in this preliminary prospectus supplement may not be complete and may have to be amended.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement (this “Prospectus Supplement”), together with the short form base shelf prospectus dated April 3, 2020 to which it relates, as amended or supplemented (the “Base Shelf Prospectus”), and each document incorporated or deemed to be incorporated by reference in the Base Shelf Prospectus or this Prospectus Supplement (collectively, this “Prospectus”) constitutes a public offering of these securities only in those jurisdictions where they may lawfully be offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this Prospectus Supplement from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Investor Relations of the Corporation at 354 Davis Road, Oakville, Ontario, L6J 2X1, email: InvestorRelations@APUCorp.com, telephone (905) 465-4500, and are also available electronically at www.sedar.com.

PRELIMINARY PROSPECTUS SUPPLEMENT

To a Short Form Base Shelf Prospectus dated April 3, 2020

New Issue	June 16, 2021

ALGONQUIN POWER & UTILITIES CORP.

U.S.$900,000,000
18,000,000 Equity Units
(Initially Consisting of 18,000,000 Corporate Units)

Algonquin Power & Utilities Corp. (the “Corporation” or “Algonquin”) is hereby qualifying the distribution (the “Offering”) of 18,000,000 equity units (“Equity Units”). Each Equity Unit will have a stated amount of $50 and initially will be in the form of a Corporate Unit (“Corporate Unit”) initially consisting of (i) a purchase contract (a “Purchase Contract”) issued by the Corporation to purchase common shares of the Corporation (“Common Shares”) and (ii) a 1/20, or 5%, undivided beneficial ownership interest in $1,000 principal amount of the Corporation’s 2021     % remarketable senior notes due 2026 (the “Notes”).

The terms and offering price of the Equity Units were determined by negotiation between Algonquin and J.P. Morgan Securities LLC, Wells Fargo Securities, LLC, BMO Capital Markets Corp. and Morgan Stanley & Co. LLC, as representatives (collectively, the “Representatives”) to the several underwriters (collectively, the “Underwriters”) named in Schedule A to a certain underwriting agreement dated June     , 2021 (the “Underwriting Agreement”) between the Corporation and the Representatives. See “Underwriting.” The closing of the Offering is expected to occur on or about June     , 2021, or such later date(s) as the Corporation and the Underwriters may agree.

	Price to Public	Underwriting Commission	Net Proceeds to Algonquin(1)
Per Corporate Unit	$50.00	$	$
Total(2) (3)	$900,000,000	$	$

(1)
Before deducting expenses of the Offering, which are estimated to be approximately $      million and will be paid by the Corporation out of its general funds. The Underwriters have agreed to reimburse the Corporation for certain expenses in connection with the Offering. The underwriting commission will be paid by the Corporation out of the proceeds of the Offering.

(2)
Algonquin has granted to the Underwriters an over-allotment option (the “Over-Allotment Option”), exercisable in whole or in part for a period of 13 days from the date of this Prospectus Supplement, to purchase up to an additional 15% of the number of Corporate Units issued under the Offering, being 2,700,000 Corporate Units, with a stated amount of $50 per Corporate Unit on the same terms and conditions as the Offering.

(3)
If the Over-Allotment Option is exercised in full, the total “Price to Public,” “Underwriting Commission” and “Net Proceeds to Algonquin” (before deducting expenses of the Offering) will be $     , $      and $     , respectively. This Prospectus Supplement also qualifies for distribution the grant of the Over-Allotment Option and the issuance of Corporate Units pursuant to the exercise of the Over-Allotment Option. See “Underwriting.”

The following table sets forth the maximum number of Corporate Units that the Corporation may issue pursuant to the Over-Allotment Option:

Underwriter’s Position	Number of Securities Available	Exercise Period	Exercise Price
Over-Allotment Option	2,700,000 Corporate Units	Up to 13 days from the date of this Prospectus Supplement	$50.00 per Corporate Unit

A purchaser who acquires Corporate Units forming part of the Underwriters’ Over-Allotment Option acquires those Corporate Units under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The Corporation’s outstanding Common Shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the symbol “AQN.” On June 15, 2021, the last closing prices of the Common Shares prior to the announcement of the Offering were C$19.59 per Common Share on the TSX and $16.08 per Common Share on the NYSE.

Each Purchase Contract will obligate you to purchase from Algonquin, on June 15, 2024 (or if such day is not a business day, on the following business day), for a price of $50 in cash, the following number of Common Shares, subject to antidilution adjustments:

(i)
if the applicable market value, which is the average volume-weighted average price of the Common Shares for the trading days during the 20 consecutive scheduled trading-day period ending on the second scheduled trading day prior to June 15, 2024, subject to adjustment as described herein if a market disruption event occurs, equals or exceeds $     ,       Common Shares;

(ii)
if the applicable market value is less than $      but greater than $     , a number of Common Shares equal to $50.00 divided by the applicable market value, rounded to the nearest ten thousandth of a Common Share; and

(iii)	if the applicable market value is less than or equal to $ , Common Shares.

Joint Book-Running Managers

J.P. Morgan	Wells Fargo Securities	BMO Capital Markets	Morgan Stanley

Financial Advisor to Algonquin Power & Utilities Corp.

J. Wood Capital Advisors

Pursuant to each Purchase Contract, Algonquin will pay you quarterly contract adjustment payments at a rate of      % per year on the stated amount of $50 per Equity Unit, or $      per year, subject to the Corporation’s right to defer these payments, as described in this Prospectus Supplement. No deferral period will extend beyond the Purchase Contract Settlement Date (as defined under “Description of the Equity Units—General”). The contract adjustment payments are payable quarterly on March 15, June 15, September 15 and December 15 of each year (except that if such date is not a business day, contract adjustment payments will be payable on the following business day, without adjustment), commencing on September 15, 2021. The contract adjustment payments will be subordinated to all of the Corporation’s existing and future “Priority Indebtedness” (as defined under “Description of the Equity Units—Ranking”), and will be structurally subordinated to all liabilities of the Corporation’s subsidiaries.

The Notes will initially bear interest at a rate of     % per year. The Notes will rank on a parity in right of payment with all of the Corporation’s other unsecured and unsubordinated indebtedness from time to time outstanding. In addition, the Notes will be structurally subordinated to all liabilities of the Corporation’s subsidiaries.

The Notes, including your ownership interest in the Notes, will immediately upon issuance (and without further action required by you), be pledged to the Corporation to secure your obligation under the related Purchase Contract(s).

In the event the Corporation elects to conduct an optional remarketing of the Notes and such optional remarketing is successful, the pledged Notes (and your related ownership interest in the Notes) will be replaced by a portfolio of U.S. Treasury securities (which is referred to herein as the “Treasury Portfolio”, as such term is further defined under “Description of the Equity Units—General”) or, in certain circumstances, cash. If there is a successful optional remarketing of the Notes and, at such time, you hold Corporate Units, your related ownership interest in the Treasury Portfolio purchased with the proceeds from the remarketing (or, in certain circumstances, cash) will be used to satisfy your payment obligation under the Purchase Contract.

At any time prior to a successful remarketing of the Notes, other than during prescribed blackout periods, you may, at your option, create Treasury Units (“Treasury Units”) from your Corporate Units by substituting U.S. Treasury securities (previously owned or purchased by you in the open market, at your sole expense) for your pledged ownership interest in the Notes.  See “Description of the Equity Units—Creating Treasury Units by Substituting a Treasury Security for a Note”.

Unless there has been a successful optional remarketing, the Notes will be remarketed in 2024 as described in this Prospectus Supplement. Following any successful remarketing of the Notes, the interest rate on the Notes will be reset, interest will be payable on a semi-annual basis and the Corporation will cease to have the ability to redeem the Notes at its option. See “Description of the Purchase Contracts—Remarketing.” If there is a successful final remarketing of the Notes and, at such time, you hold Corporate Units, the proceeds from the remarketing will be used to satisfy your payment obligation under the Purchase Contract, unless you have elected to settle with separate cash.

Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions intended to stabilize or maintain the market price of the Corporate Units at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. The Underwriters propose to offer the Corporate Units initially at the offering price specified above. After the Underwriters have made reasonable efforts to sell all of the Corporate Units offered by this Prospectus Supplement at such price, the Underwriters may reduce the offering price to investors from time to time in order to sell any of the Corporate Units remaining unsold. Any such reduction in the offering price shall not affect the purchase price to be paid to the Corporation. See “Underwriting.”

This Offering is made by a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted by the United States (the “U.S.”) and Canada, to prepare this Prospectus Supplement in accordance with Canadian disclosure requirements. Purchasers of Corporate Units should be aware that such requirements are different from those of the U.S.

The Underwriters expect to deliver the Corporate Units on or about June     , 2021 in book-entry form through The Depository Trust Company and its direct and indirect participants (each, a “Participant”), including Euroclear Bank S.A./N.V. and Clearstream Banking S.A.

The Underwriters, as principals, conditionally offer the Corporate Units in the U.S. and Canada, subject to prior sale, if, as and when issued and sold by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement and referred to under “Underwriting” and subject to the approval of certain legal matters on behalf of the Corporation by Blake, Cassels & Graydon LLP, as to Canadian matters, and Gibson, Dunn & Crutcher LLP, as to U.S. matters, and on behalf of the Underwriters by Bennett Jones LLP, as to Canadian matters and Cravath, Swaine & Moore LLP, as to U.S. matters.

There is currently no market through which the Corporate Units, the Purchase Contracts or the Notes may be sold and purchasers may not be able to resell the Corporate Units, the Purchase Contracts or the Notes purchased under this Prospectus Supplement and the Base Shelf Prospectus to which it relates. This may affect the pricing of the Corporate Units, the Purchase Contracts or the Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the Corporate Units, the Purchase Contracts or the Notes and the extent of issuer regulation. See “Risk Factors.” The Corporation intends to apply to list the Corporate Units on the NYSE. If the application is approved, the Corporation expects trading on the NYSE to begin within 30 days of the date of initial issuance of the Corporate Units, but there is no guarantee that such listing will be approved. Prior to this Offering, there has been no public market for the Corporate Units.

An investment in the Equity Units is subject to certain risks. Prospective purchasers should therefore carefully consider the disclosure with respect to the Corporation included and incorporated by reference in this Prospectus Supplement. See “Risk Factors.”

Owning the Equity Units may subject you to tax consequences both in the United States and in Canada. Such consequences for purchasers who are resident in, or citizens of, the United States or who are residents in Canada may not be described fully herein or in the Base Shelf Prospectus. Purchasers of the Equity Units should read the tax discussion contained under “Material Canadian Federal Income Tax Considerations” and “Material United States Federal Income Tax Considerations” in this Prospectus Supplement and consult their own tax advisor.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of Canada, that most of its officers and directors are residents of Canada and that a substantial portion of the assets of the Corporation and said persons are located outside the U.S. See “Enforcement of Certain Civil Liabilities” in this Prospectus Supplement and in the Base Shelf Prospectus.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE OR CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE EQUITY UNITS OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

J.P. Morgan Securities LLC, Wells Fargo Securities, LLC, BMO Capital Markets Corp. and Morgan Stanley & Co. LLC are affiliates of financial institutions which are lenders to the Corporation and/or certain subsidiary entities of the Corporation. Consequently, the Corporation may be considered a connected issuer to each of the foregoing Underwriters for purposes of applicable Canadian securities laws. See “Relationship Between the Corporation and Certain Underwriters.”

Melissa Stapleton Barnes, Masheed Saidi, D. Randy Laney and Dilek Samil, directors of the Corporation, all reside outside of Canada. Each of Ms. Barnes, Ms. Saidi, Mr. Laney and Ms. Samil has appointed Algonquin Power & Utilities Corp., 354 Davis Road, Oakville, Ontario, L6J 2X1 as his or her agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. See “Enforcement of Certain Civil Liabilities.”

The registered and head office of the Corporation is located at 354 Davis Road, Oakville, Ontario, L6J 2X1.

Prospectus Supplement

Base Shelf Prospectus

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING BASE SHELF PROSPECTUS

This document consists of two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Equity Units and also adds to and updates certain information contained in the Base Shelf Prospectus and the documents incorporated by reference therein. The second part, the Base Shelf Prospectus, gives more general information, some of which may not apply to the Equity Units offered hereunder. Defined terms or abbreviations used in this Prospectus Supplement that are not defined herein have the meanings ascribed thereto in the Base Shelf Prospectus.

If the description of the Equity Units varies between this Prospectus Supplement and the Base Shelf Prospectus, you should rely on the information in this Prospectus Supplement.

Investors should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Base Shelf Prospectus. The Corporation is not, and the Underwriters are not, making an offer to sell the Equity Units in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information appearing in this Prospectus Supplement, the Base Shelf Prospectus or any documents incorporated by reference in this Prospectus is accurate as of any date other than the date on the front of those documents, as the Corporation’s business, operating results, financial condition and prospects may have changed since that date.

Unless the context otherwise requires, all references in the Base Shelf Prospectus and this Prospectus Supplement to “the Corporation,” “Algonquin,” “we” and “us” refer to Algonquin Power & Utilities Corp., the direct or indirect subsidiary entities of Algonquin Power & Utilities Corp. and partnership and trust interests held by Algonquin Power & Utilities Corp. and its subsidiary entities.

CURRENCY

In this Prospectus Supplement, unless otherwise specified or the context requires otherwise, all dollar amounts are expressed in U.S. dollars. References to “dollars,” “$” or “U.S.$” are to lawful currency of the United States of America. References to “Canadian dollars” or “C$” are to lawful currency of Canada.

The following table sets forth, for each of the periods indicated, the period end exchange rate, the average exchange rate and the high and low exchange rates of one Canadian dollar in exchange for U.S. dollars, based on the daily exchange rate for the years ended December 31, 2018, 2019 and 2020 and for the three months ended March 31, 2021 and 2020, in each case as reported by the Bank of Canada.

	Three months ended March 31,		Year ended December 31,
	2021	2020	2020	2019	2018
High	0.8029	0.7710	0.7863	0.7699	0.8138
Low	0.7795	0.6898	0.6898	0.7353	0.7330
Average	0.7899	0.7443	0.7461	0.7537	0.7721
Period End	0.7952	0.7049	0.7854	0.7699	0.7330

The daily exchange rate on June 15, 2021, as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars, was C$1.00 = U.S.$0.8205.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION

This Prospectus Supplement, including the documents incorporated by reference herein, may contain statements that constitute “forward-looking information” within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws and/or  “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”). The words “anticipates,” “believes,” “budget,” “could,” “estimates,” “expects,” “forecasts,” “intends,” “may,” “might,” “plans,” “projects,” “schedule,” “should,” “will,” “would” and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. Specific forward-looking information contained or incorporated by reference in this Prospectus Supplement includes, but is not limited to, statements relating to: expected future growth, earnings (including Adjusted Net Earnings (as defined in the Corporation’s most recent annual Management’s Discussion and Analysis (“MD&A”) per Common Share) and results of operations; liquidity, capital resources and operational requirements; rate reviews, including resulting decisions and rates and expected impacts and timing; sources of funding, including adequacy and availability of credit facilities, debt maturation and future borrowings; expectations regarding the impact of the 2019 novel coronavirus ("COVID-19") on the Corporation's business, operations, financial condition, cash flows and results of operations; expectations regarding credit ratings and the maintenance thereof; statements relating to renewable energy credits expected to be generated and sold; tax credits expected to be available and/or received, including production tax credits and investment tax credits; the expected timeline for regulatory approvals and permits; the expected approval timing and cost of various transactions; the estimated impact of the extreme winter storm conditions experienced in Texas and parts of the central U.S. in February 2021 (the “Midwest Extreme Weather Event”) and the related Market Disruption Event (as defined in the Corporation’s most recent interim MD&A) on the Corporation, its operations, its facilities and its financial results, the Corporation’s response to the Midwest Extreme Weather Event, the expected future recovery from customers of substantially all incremental commodity costs incurred with the Midwest Extreme Weather Event, and the expectation that the Corporation will have sufficient liquidity to fund such costs in the interim; the expected reduction in C02e emissions due to the retirement of the Asbury coal facility; statements regarding the Corporation’s sustainability and environmental, social and governance goals; expectations and plans with respect to current and planned capital projects; expectations with respect to revenues pursuant to power purchase agreements and energy production hedges; ongoing and planned acquisitions, projects and initiatives, including expectations regarding costs, financing, results, ownership structures, power purchase agreements, regulatory matters, in-service dates and completion dates; expectations regarding the Corporation’s corporate development activities and the results thereof, including the expected business mix between the Regulated Services Group and Renewable Energy Group; expectations regarding the Corporation’s development pipeline; the potential impacts of interconnection study results on the Neosho Ridge Wind Facility, and the expected timing for the next interconnection study results; expectations regarding regulatory hearings, motions, filings, proceedings and approvals; expectations regarding the resumption of normal collection procedures; expectations regarding the cost of operations, capital spending and maintenance, and the variability of those costs; expected future generation of the Corporation’s energy facilities; expectations regarding legal proceedings and the outcomes thereof; expected demand for renewable sources of power; expected demand for renewable sources of power; expected capacity of and energy sales from new energy projects; business plans for the Corporation’s subsidiaries and joint ventures; expected future capital investments, including expected timing, investment plans, sources of funds and impacts; expectations regarding generation availability, capacity and production; expectations regarding the outcome of existing or potential legal and contractual claims and disputes; expectations regarding the ability to access the capital market on reasonable terms; strategy and goals; expectations regarding the impacts of a failed restructuring by the subsidiary of Abengoa S.A. (“Abengoa”) that holds the interest in Abengoa-Algonquin Global Energy Solutions; expectations regarding the timing for completion of, and apportionment of liability for, the blade remediation work at the Sugar Creek and Maverick Creek Wind Facilities; expense reductions; expected future base rates; contractual obligations and other commercial commitments; environmental liabilities; dividends to shareholders; expectations regarding the maturity and redemption of the Corporation’s outstanding subordinated notes; expectations regarding the impact of tax reforms; credit ratings; anticipated growth and emerging opportunities in the Corporation’s target markets; anticipated customer benefits, the future impact on the Corporation of actual or proposed laws, regulations and rules; the number of issued and outstanding Common Shares upon completion of the Offering; accounting estimates; interest rates; currency exchange rates; commodity prices; the timing for closing of pending acquisitions, including the acquisitions of New York American Water Company and the acquisition of a 51% interest in the West Raymond Wind Facility; the expected use of proceeds; the anticipated listing of the Corporate Units on the NYSE; expectations regarding remarketing and the impacts thereof; and the anticipated tax treatment of the Corporate Units.  All forward-looking information is given pursuant to the “safe harbour” provisions of applicable securities legislation.

The forecasts and projections that make up the forward-looking information contained in this Prospectus Supplement, including the documents incorporated by reference herein, are based on certain factors or assumptions which include, but are not limited to: the receipt of applicable regulatory approvals and requested rate decisions; the absence of material adverse regulatory decisions being received and the expectation of regulatory stability; the absence of any material equipment breakdown or failure; availability of financing (including tax equity financing and self-monetization transactions for U.S. federal tax credits) on commercially reasonable terms and the stability of credit ratings of the Corporation and its subsidiaries; the absence of unexpected material liabilities or uninsured losses; the continued availability of commodity supplies and stability of commodity prices; the absence of sustained interest rate increases or significant currency exchange rate fluctuations; the absence of significant operational, financial or supply chain disruptions or liability due to natural disasters, diseases or other force majeure events; the continued ability to maintain systems and facilities to ensure their continued performance; the absence of a severe and prolonged downturn in general economic, credit, social and market conditions; the successful and timely development and construction of new projects; the closing of pending acquisitions substantially in accordance with the expected timing for such acquisitions; the absence of material capital project or financing cost overruns; sufficient liquidity and capital resources; the continuation of long-term weather patterns and trends; the absence of significant counterparty defaults; the continued competitiveness of electricity pricing when compared with alternative sources of energy; the realization of the anticipated benefits of the Corporation’s acquisitions and joint ventures; the absence of a change in applicable laws, political conditions, public policies and directions by governments, materially negatively affecting the Corporation; the ability to obtain and maintain licenses and permits; maintenance of adequate insurance coverage; the absence of a material decrease in market energy prices; the absence of material disputes with taxation authorities or changes to applicable tax laws; continued maintenance of information technology infrastructure and the absence of a material breach of cybersecurity; favourable relations with external stakeholders; and favourable labour relations. Given the continued uncertainty and evolving circumstances surrounding the COVID-19 pandemic and related response from governments, regulatory authorities, businesses and customers, there is more uncertainty associated with the Corporation's assumptions and expectations as compared to periods prior to the onset of COVID-19.

The forward-looking information in this Prospectus Supplement, including the documents incorporated by reference, is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. Factors which could cause results or events to differ materially from current expectations include, but are not limited to: changes in general economic, credit, social and market conditions; changes in customer energy usage patterns and energy demand; global climate change; the incurrence of environmental liabilities; natural disasters, diseases, pandemics and other force majeure events; critical equipment breakdown or failure; the failure of information technology infrastructure and cybersecurity; physical security breach; the loss of key personnel and/or labour disruptions; seasonal fluctuations and variability in weather conditions and natural resource availability; reductions in demand for electricity, gas and water due to developments in technology; reliance on transmission systems owned and operated by third parties; issues arising with respect to land use rights and access to the Corporation’s facilities; terrorist attacks; fluctuations in commodity prices; capital expenditures; reliance on subsidiaries; the incurrence of an uninsured loss; a credit rating downgrade; an increase in financing costs or limits on access to credit and capital markets; sustained increases in interest rates; currency exchange rate fluctuations; restricted financial flexibility due to covenants in existing credit agreements; an inability to refinance maturing debt on commercially reasonable terms; disputes with taxation authorities or changes to applicable tax laws; failure to identify, acquire, develop or timely place in service projects to maximize the value of production tax credit qualified equipment; requirement for greater than expected contributions to post-employment benefit plans; default by a counterparty; inaccurate assumptions, judgments and/or estimates with respect to asset retirement obligations; failure to maintain required regulatory authorizations; changes to health and safety laws, regulations or permit requirements; failure to comply with and/or changes to environmental laws, regulations and other standards; changes in laws and regulations; compliance with foreign laws or regulations; failure of compliance programs; failure to identify attractive acquisition or development candidates necessary to pursue the Corporation’s growth strategy; delays and cost overruns in the design and construction of projects, including as a result of COVID-19; loss of key customers; failure to realize the anticipated benefits of acquisitions or joint ventures, including Atlantica Sustainable Infrastructure plc (formerly Atlantica Yield plc) (“Atlantica”) or the Corporation’s joint venture with Abengoa acting in a manner contrary to the Corporation’s interests; a drop in the market value of Atlantica’s ordinary shares; facilities being condemned or otherwise taken by governmental entities; increased external stakeholder activism adverse to the Corporation’s interests; risks related to remarketing; fluctuations in the price and liquidity of the Common Shares and the Corporation’s other securities; and the severity and duration of the COVID-19 pandemic and its collateral consequences, including the disruption of economic activity, volatility in capital and credit markets and legislative and regulatory responses. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Some of these and other factors are discussed in more detail in the section of this Prospectus Supplement entitled “Risk Factors,” in the Corporation’s Annual Information Form dated March 4, 2021 for the year ended December 31, 2020 (the “AIF”) under the heading “Enterprise Risk Factors” and in the Corporation’s most recent annual and interim MD&A under the heading “Enterprise Risk Management”.

Forward-looking information contained in this Prospectus Supplement, including the documents incorporated by reference, is made as of the date of this Prospectus Supplement, the Base Shelf Prospectus or the documents incorporated by reference, as applicable, and based on the plans, beliefs, estimates, projections, expectations, opinions and assumptions of management on such date. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking information. Accordingly, readers should not place undue reliance on forward-looking information. While subsequent events and developments may cause the Corporation’s views to change, the Corporation disclaims any obligation to update any forward-looking information or to explain any material difference between subsequent actual events and such forward-looking information, except to the extent required by applicable law. All forward-looking information contained or incorporated by reference in this Prospectus Supplement is qualified by these cautionary statements.

PRESENTATION OF FINANCIAL INFORMATION

Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus Supplement has been prepared in accordance with Generally Accepted Accounting Principles in the United States.

NON-GAAP MEASURES

The term “Adjusted Net Earnings” is used in this Prospectus Supplement and is not a recognized measure under U.S. GAAP. “Adjusted Net Earnings” is a non-GAAP measure used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or certain litigation expenses that are viewed as not directly related to a company’s operating performance. The Corporation uses “Adjusted Net Earnings” to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition costs, one-time costs of arranging tax equity financing, certain litigation expenses and write down of intangibles and property, plant and equipment, earnings or loss from discontinued operations, unrealized mark-to-market revaluation impacts (other than those realized in connection with the sales of development assets), costs related to management succession and executive retirement, costs related to prior period adjustments due to the Tax Cuts and Jobs Act (“U.S. Tax Reform”), costs related to condemnation proceedings, financial impacts from the Market Disruption Event on the Corporation’s Senate Wind Facility, changes in value of investments carried at fair value, and other typically non-recurring or unusual items as these are not reflective of the performance of the underlying business of the Corporation. The non-cash accounting charge related to the revaluation of U.S. deferred income tax assets and liabilities as a result of implementation of the effects of U.S. Tax Reform is adjusted as it is also considered a non-recurring item not reflective of the performance of the underlying business of the Corporation. The Corporation believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. “Adjusted Net Earnings” is not intended to be representative of net earnings or loss determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.

There is no standardized measure of “Adjusted Net Earnings” and the Corporation’s method of calculating this measure may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. Schedule “A” hereto contains a reconciliation of “Adjusted Net Earnings” to net earnings attributable to shareholders, the most directly comparable U.S. GAAP measure, for the year ended December 31, 2015 and each subsequent year through the year ended December 31, 2020. For further information regarding the term “Adjusted Net Earnings” and other non-GAAP financial measures used by the Corporation and referred to in the documents incorporated by reference herein, including an explanation, calculation and analysis and, as applicable, a reconciliation to the most directly comparable U.S. GAAP measure, see “Non-GAAP Financial Measures” in the Corporation’s most recent interim MD&A.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference in the Base Shelf Prospectus solely for the purposes of the Offering. Other documents are also incorporated or deemed to be incorporated by reference in the Base Shelf Prospectus and reference should be made to the Base Shelf Prospectus for full particulars. Copies of the documents incorporated by reference herein and in the Base Shelf Prospectus may be obtained on request without charge from the Vice President, Investor Relations of the Corporation at 354 Davis Road, Oakville, Ontario, L6J 2X1, email: InvestorRelations@APUCorp.com, telephone (905) 465-4500, and are also available electronically on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

As of the date hereof, the following documents of the Corporation, filed with the securities commissions or similar authorities in each of the provinces of Canada and filed with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), are specifically incorporated by reference in and form an integral part of this Prospectus:

(a)	the AIF;

(b)
the audited consolidated financial statements of the Corporation as at and for the years ended December 31, 2020 and December 31, 2019, together with the report of independent registered public accounting firm thereon, as filed on SEDAR on March 4, 2021;

(c)	the MD&A of the Corporation for the year ended December 31, 2020, as filed on SEDAR on March 4, 2021;

(d)	the management information circular of the Corporation filed on SEDAR on May 3, 2021 in respect of the Corporation’s annual meeting of shareholders held on June 3, 2021;

(e)	the interim unaudited consolidated financial statements of the Corporation as at and for the three months ended March 31, 2021, as filed on SEDAR on May 6, 2021; and

(f)	the MD&A of the Corporation for the three months ended March 31, 2021, as filed on SEDAR on May 6, 2021.

Any documents of the Corporation of the type referred to above, including all annual information forms, all information circulars, all annual and interim financial statements and MD&A relating thereto, all material change reports (excluding confidential material change reports), news releases containing financial information for financial periods more recent than the most recent annual or interim financial statements, and any business acquisition reports, as well as all prospectus supplements disclosing additional or updated information relating to the Offering subsequently filed by the Corporation with a securities commission or similar authority in Canada after the date of this Prospectus Supplement and prior to the termination of the Offering hereunder shall be deemed to be incorporated by reference in this Prospectus (except that any description of the Corporation’s credit ratings in any such document shall not be deemed to be incorporated by reference into this Prospectus Supplement).

Documents or information in an annual report on Form 40-F filed by the Corporation with the SEC under the U.S. Exchange Act from the date of this Prospectus Supplement and prior to the termination or completion of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement and be deemed exhibits to the registration statement of which this Prospectus Supplement forms a part. In addition, any other report on Form 6-K and the exhibits thereto filed or furnished by the Corporation with the SEC under the U.S. Exchange Act from the date of this Prospectus Supplement and prior to the termination or completion of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement or as exhibits to the registration statement, as applicable, but only if and to the extent expressly so provided in such reports. Further, prior to the termination or completion of the Offering the Corporation may incorporate by reference into this Prospectus Supplement information from documents that it files with or furnishes to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act, if and to the extent expressly provided therein. The Corporation’s current reports on Form 6-K and annual reports on Form 40-F are available from the SEC’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system at www.sec.gov.

Any statement contained in this Prospectus Supplement or in any other document (or part thereof) incorporated or deemed to be incorporated by reference in this Prospectus Supplement shall be deemed to be modified or superseded for the purposes of this Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference in this Prospectus Supplement modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.

MARKETING MATERIALS

Before the filing of the final prospectus supplement in respect of the Offering, the Corporation and the Underwriters held road shows that potential investors in each of the provinces of Canada were able to attend. The Corporation and the Underwriters provided marketing materials to those potential investors in connection with those road shows.

In doing so, the Corporation and the Underwriters relied on a provision in applicable Canadian securities legislation that allows issuers in certain U.S. cross-border offerings to not have to file marketing materials relating to those road shows on SEDAR or include or incorporate those marketing materials in the final prospectus supplement in respect of the Offering. To rely on the exemption, the Corporation and the Underwriters must give contractual rights to Canadian investors in the event the marketing materials contain a misrepresentation.

Accordingly, the Underwriters signing the certificate contained in the final prospectus supplement in respect of the Offering, and the Corporation, in signing the certificate contained in the Base Shelf Prospectus, have agreed that in the event the marketing materials relating to those road shows contain a misrepresentation (as defined in securities legislation in each of the provinces of Canada), a purchaser resident in a province of Canada who was provided with those marketing materials in connection with the road shows and who purchases the Equity Units under the Prospectus Supplement during the period of distribution shall have, without regard to whether the purchaser relied on the misrepresentation, rights against the Corporation and each such Underwriter with respect to the misrepresentation which are equivalent to the rights under the securities legislation of the jurisdiction in Canada where the purchaser is resident, subject to the defences, limitations and other terms of that legislation, as if the misrepresentation was contained in this prospectus.

However, this contractual right does not apply (i) to the extent that the contents of the marketing materials relating to the road shows have been modified or superseded by a statement in this prospectus; and (ii) to any “comparables” as such term is defined in National Instrument 41-101 – General Prospectus Requirements.

WHERE YOU CAN FIND MORE INFORMATION

The Corporation has filed with the SEC, under the U.S. Securities Act of 1933 (the “U.S. Securities Act”), as amended, a registration statement on Form F-10 with respect to the Equity Units. This Prospectus Supplement, which forms part of the registration statement, does not contain all of the information set forth in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to the Corporation and the Offering, reference is made to the registration statement and to the schedules and exhibits filed therewith. Statements included in this Prospectus Supplement or the documents incorporated by reference herein about the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance, prospective investors should refer to the copy of the document filed as an exhibit to the registration statement for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

The Corporation will provide to each person to whom this Prospectus Supplement is delivered, without charge, upon request to the Vice President, Investor Relations of the Corporation at 354 Davis Road, Oakville, Ontario, L6J 2X1, Email: InvestorRelations@APUCorp.com, Telephone: (905) 465-4500, copies of the documents incorporated by reference in this Prospectus Supplement and the Base Shelf Prospectus. The Corporation does not incorporate by reference in this Prospectus Supplement or the Base Shelf Prospectus any of the information on, or accessible through, its website.

The Corporation files certain reports with, and furnishes other information to, each of the SEC and certain securities commissions or similar regulatory authorities of Canada. Under the multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of the securities regulatory authorities in the applicable provinces of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. The Corporation’s reports and other information filed or furnished with or to the SEC are available from the SEC’s EDGAR system at www.sec.gov as well as from commercial document retrieval services. The Corporation’s Canadian filings are available on SEDAR at www.sedar.com. Unless specifically incorporated by reference herein or in the Base Shelf Prospectus, documents filed or furnished by the Corporation on SEDAR or EDGAR are neither incorporated in nor part of this Prospectus Supplement or the Base Shelf Prospectus.

BUSINESS OF THE CORPORATION

General

Algonquin Power & Utilities Corp. was originally incorporated under the Canada Business Corporations Act on August 1, 1988 as Traduction Militech Translation Inc. Pursuant to articles of amendment dated August 20, 1990 and January 24, 2007, the Corporation amended its articles to change its name to Société Hydrogenique Incorporée – Hydrogenics Corporation and Hydrogenics Corporation – Corporation Hydrogenique, respectively. Pursuant to a certificate and articles of arrangement dated October 27, 2009, the Corporation, among other things, created a new class of common shares, transferred its existing operations to a newly formed independent corporation, exchanged new common shares for all of the trust units of Algonquin Power Co. and changed its name to Algonquin Power & Utilities Corp. The head and registered office of the Corporation is located at 354 Davis Road, Oakville, Ontario, L6J 2X1.

The Corporation’s operations are organized across two primary business units consisting of: the Regulated Services Group, which primarily owns and operates a portfolio of regulated assets in the United States, Canada, Chile and Bermuda; and the Renewable Energy Group, which primarily owns and operates a diversified portfolio of renewable generation assets. The Corporation also undertakes development activities for both business units, working with a global reach to identify, develop, acquire, or invest in renewable power generating facilities, regulated utilities and other complementary infrastructure projects.

Regulated Services Group	Renewable Energy Group

Electric Utilities Natural Gas Utilities Water and Wastewater Utilities Natural Gas and Electric Transmission	Wind Power Generation Solar Generation Hydro Electric Generation Thermal Co-Generation

Regulated Services Group

The Regulated Services Group operates a diversified portfolio of regulated utility systems throughout the United States, Canada, Chile and Bermuda serving approximately 1,089,000 customer connections. The Regulated Services Group owns approximately $9.2 billion of regulated utility assets and seeks to provide safe, high quality and reliable services to its customers and to deliver stable and predictable earnings to the Corporation.  In addition to encouraging and supporting organic growth within its service territories, the Regulated Services Group seeks to deliver continued growth in earnings through accretive acquisitions of additional utility systems.

Renewable Energy Group

The Renewable Energy Group generates and sells electrical energy produced by its diverse portfolio of renewable power generation and clean power generation facilities primarily located across the United States and Canada.  The Renewable Energy Group seeks to deliver continuing growth through development of new greenfield power generation projects and accretive acquisitions of additional electric energy generation facilities.

The Renewable Energy Group directly owns and operates hydroelectric, wind, solar, and thermal facilities with a combined gross generating capacity of approximately 2.3 GW.

In addition to directly owned and operated assets, the Renewable Energy Group has investments in generating assets with approximately 1.1 GW of net generating capacity, which includes the Corporation’s approximate 44.2% indirect beneficial interest in Atlantica, a NASDAQ-listed company that acquires, owns and manages a diversified international portfolio of contracted renewable energy, power generation, electric transmission and water assets. The Corporation reports its investment in Atlantica under the Renewable Energy Group.

See “Description of the Business” in the AIF and “Overview and Business Strategy” in the Corporation’s most recent interim MD&A.

Track Record of Predictable Earnings and Growth

From the year ended December 31, 2015 to the year ended December 31, 2020 (inclusive), the Corporation’s Adjusted Net Earnings per share increased at a compound annual rate of 12.2%. Additionally, the Corporation’s annual Common Share dividend increased at a compound annual rate of 10% from the year ended December 31, 2010 to the year ended December 31, 2020 (inclusive). As of December 31, 2020, the Common Shares achieved a total shareholder return on the TSX for the prior 5 and 10-year periods of approximately 141% and approximately 562%, respectively.

ESG Commitments

In October 2020, the Corporation released its 2020 Sustainability Report (the “Sustainability Report”), which sets out the Corporation’s specific environmental, social and governance (“ESG”) goals. In furtherance of these ESG goals, the Corporation, among other things, published its initial report based on the Task Force on Climate-Related Financial Disclosures in December 2020 and has been included in the Bloomberg Gender Equality Index for 2020 and 2021. The Sustainability Report also includes emissions data for the Corporation and third party verification of 2019 emissions. The Corporation does not incorporate by reference the Sustainability Report or any other information on, or accessible through, its website in this Prospectus Supplement or the Base Shelf Prospectus, unless expressly provided herein or therein.

RECENT DEVELOPMENTS

Apple Valley Condemnation Proceedings

Liberty Utilities (Apple Valley Ranchos Water) Corp (“Liberty Apple Valley”) is the subject of a condemnation lawsuit filed by the Town of Apple Valley (the “Town”).  On May 7, 2021, the Court issued a Tentative Statement of Decision denying the Town’s attempt to take the Apple Valley water system by eminent domain.  The ruling confirms that Liberty Apple Valley’s continued ownership and operation of the water system is in the best interest of the community.  The Corporation expects that the Court will issue a Final Statement of Decision in August 2021.  Upon entry of a Final Statement of Decision consistent with the Tentative Statement of Decision, the Town’s lawsuit would be dismissed and the Town would be required to compensate Liberty Apple Valley for its litigation expenses.  The Court’s ruling is subject to appeal by the Town.

Altavista Solar Facility

On June 1, 2021, the Corporation achieved full commercial operations at its 80 MW Altavista Solar Facility, located in Campbell County, Virginia. The majority of output from the Altavista Solar Facility is being sold to Facebook Operations, LLC, a wholly-owned subsidiary of Facebook, Inc., pursuant to a power purchase agreement. In the first half of 2021, the Corporation exercised its option and acquired the remaining 50% interest in the project that it did not previously own.

SUMMARY

The following information is a summary only and is to be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial data and statements appearing elsewhere in this Prospectus Supplement or the Base Shelf Prospectus and in the documents incorporated by reference herein. Reference is made to the “Description of the Equity Units”, “Description of the Purchase Contracts”, “Certain Provisions of the Purchase Contract and Pledge Agreement” and the “Description of the Remarketable Notes” sections of this Prospectus Supplement for the meaning of certain terms not otherwise defined in this section and in the section below entitled “Risk Factors”.

THE OFFERING

In this offering summary, “Algonquin” and the “Corporation” refer only to Algonquin Power & Utilities Corp. and any successor obligor, and not to any of its subsidiaries.

What are Equity Units?

Equity Units may be either Corporate Units or Treasury Units, each as described below.

The Equity Units will, upon issuance at closing, initially consist of 18,000,000 Corporate Units (or 20,700,000 Corporate Units if the Underwriters exercise their Over-Allotment Option in full), each with a stated amount of $50.

No Treasury Units will be issued at closing; however, you can create Treasury Units from Corporate Units that you own. See “Description of the Equity Units—Creating Treasury Units by Substituting a Treasury Security for a Note”. You can also recreate Corporate Units from Treasury Units that you own. See “Description of the Equity Units—Recreating Corporate Units.”

What is a Corporate Unit?

Each Corporate Unit initially consists of:

(1) a Purchase Contract, which obligates you to purchase, and obligates the Corporation to sell, on June 15, 2024, or if such day is not a business day, the following business day (the “Purchase Contract Settlement Date”), for $50 in cash, a number of Common Shares based on the applicable market value of the Common Shares at such time, as described in further detail herein; and

(2) a 1/20, or 5%, undivided beneficial ownership interest in $1,000 principal amount of the Notes (corresponding to $50 principal amount of the Notes).

At closing, the Notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000. You will own the undivided beneficial ownership interest in the Notes comprising part of each of your Corporate Units, but the Notes will immediately (and without further action required by you) be pledged to the Corporation to secure your obligation under the related Purchase Contract through The Bank of New York Mellon Trust Company, N.A., as collateral agent (“Collateral Agent”) pursuant to a purchase contract and pledge agreement (the “Purchase Contract and Pledge Agreement”) between the Corporation and the Collateral Agent, purchase contract agent (the “Purchase Contract Agent”), custodial agent (the “Custodial Agent”) and securities intermediary.

In the event the Corporation elects to conduct an optional remarketing of the Notes and such optional remarketing is successful, the pledged Notes (and your ownership interest in the Notes) will be replaced by a portfolio of U.S. Treasury securities acquired with the proceeds of the sale of such Notes under the remarketing (which is referred to herein as the “Treasury Portfolio”, as such term is further defined herein) or, in certain circumstances, cash.

What is a Treasury Unit?

A Treasury Unit is a unit created from a Corporate Unit, at a holder’s option, by substituting the pledged undivided beneficial ownership interest in the Notes that secures a holder’s obligation under the Purchase Contract with Treasury Securities. Each Treasury Unit will consist of:

(1)	a Purchase Contract; and

(2)
a 1/20, or 5%, undivided beneficial ownership interest in a zero-coupon U.S. Treasury security with a principal amount at maturity of $1,000 that matures on or prior to the Purchase Contract Settlement Date (for example, CUSIP No. 9128207H4) (a “Treasury Security”).

The ownership interest in the Treasury Security that is a component of a Treasury Unit, if one is created, will be owned by you, but will be pledged to the Corporation through the Collateral Agent to secure your obligation under the related Purchase Contract.

For further details, see “Description of the Equity Units”.

How many Common Shares Will I Receive at Maturity of a Purchase Contract?

Each Purchase Contract obligates you to purchase, and obligates the Corporation to sell, on the Purchase Contract Settlement Date, for $50 in cash, a number of Common Shares equal to a “Settlement Rate”, which (subject to adjustment) is determined as follows:

-
if the “applicable market value” (being the average VWAP of the Common Shares for a 20 consecutive scheduled trading-day period ending on the second scheduled trading day prior to June 15, 2024, subject to adjustment as described herein if a market disruption event occurs) of the Common Shares is equal to or greater than the “threshold appreciation price” of $     , the Settlement Rate will be      Common Shares;

-
if the “applicable market value” of the Common Shares is less than the threshold appreciation price but greater than the “reference price” of $     , the Settlement Rate will be a number of Common Shares equal to $50 divided by the applicable market value, rounded to the nearest ten thousandth of a share; and

-	if the “applicable market value” of the Common Shares is less than or equal to the reference price, the Settlement Rate will be Common Shares.

You may satisfy your obligation to purchase Common Shares under the Purchase Contracts as described under “How can I satisfy my obligation under the purchase contracts?” below. For further details see “Description of the Purchase Contracts”.

The Corporation will not issue any fractional Common Shares upon settlement of a Purchase Contract. Instead of a fractional Common Share, the holder will receive an amount of cash equal to the percentage of a whole Common Share represented by such fractional Common Share multiplied by the closing price of the Common Shares on the trading day immediately preceding the Purchase Contract Settlement Date (or the trading day immediately preceding the relevant settlement date, in the case of early settlement). If, however, a holder surrenders for settlement at one time more than one Purchase Contract, then the number of Common Shares issuable pursuant to such Purchase Contracts will be computed based upon the aggregate number of Purchase Contracts surrendered.

Can I settle the Purchase Contract early?

Yes. Prior to the Purchase Contract Settlement Date, subject to certain blackout periods (as described herein), you can settle a Purchase Contract by paying $50 in cash per Corporate or Treasury Unit (and, under certain circumstances, accrued and unpaid contract adjustment payments payable on the next contract adjustment payment date).

If you settle a Purchase Contract early, your pledged ownership interest in the Notes, your applicable ownership interest in the Treasury Portfolio (discussed below), or the Treasury Securities underlying the relevant Treasury Unit will be released to you and      Common Shares will be issued to you pursuant to the Purchase Contract, subject to adjustment (see “Description of the Purchase Contracts—Anti-dilution Adjustments”) and, in the event of an early settlement upon the occurrence of  a “fundamental change”, any additional make-whole amount of Common Shares, as applicable.  You may only elect early settlement in integral multiples of 20 Corporate Units or 20 Treasury Units, provided that, if the Treasury Portfolio has replaced the Notes as a component of the Corporate Units as a result of a successful optional remarketing, holders of Corporate Units may settle early only in integral multiples of Corporate Units.

The early settlement right is also subject to the conditions that (i) if required under U.S. federal securities laws, the Corporation has a registration statement under the U.S. Securities Act in effect and an available prospectus covering the Common Shares and other securities, if any, deliverable upon settlement of a purchase contract, and (ii) if required under Canadian securities laws, an appropriate final Canadian prospectus be filed for the same purpose. The Corporation has agreed that, if such a U.S. registration statement and prospectus and/or Canadian prospectus is required, the Corporation will use its commercially reasonable efforts to, as applicable, (1) have a registration statement in effect covering those Common Shares and other securities, if any, to be delivered in respect of the purchase contracts being settled and provide a prospectus in connection therewith, and/or (2) prepare, file, receive a receipt for and deliver a final Canadian prospectus, in each case in a form that may be used in connection with the early settlement right, subject to certain exceptions. In the event that a holder seeks to exercise its early settlement right and a registration statement is required to be effective, or a final Canadian prospectus is required to be delivered, in connection with the exercise of such right but no such registration statement is then effective or no such prospectus has been delivered, the holder’s exercise of such right will be void unless and until such a registration statement is effective or such a prospectus is delivered. For so long as there is a material business transaction or development that has not yet been publicly disclosed, the Corporation will not be required to file such registration statement or provide such a prospectus or prepare, file or deliver such a final Canadian prospectus, and the early settlement right will not be available, until the Corporation has publicly disclosed such transaction or development, provided that the Corporation will use commercially reasonable efforts to make such disclosure as soon as it is commercially reasonable to do so. For the avoidance of doubt, if exercise is so voided, the holder shall continue to be entitled to contract adjustment payments in respect of the relevant Purchase Contracts.

For further details see “Description of the Purchase Contracts—Early Settlement” and “Description of the Purchase Contracts—Early Settlement Upon a Fundamental Change”.

What is the Treasury Portfolio?

Upon a successful optional remarketing, the Notes will be replaced by the Treasury Portfolio. The Treasury Portfolio is a portfolio of U.S. Treasury securities consisting of:

-
U.S. Treasury securities (or principal or interest strips thereof) that mature on or prior to the Purchase Contract Settlement Date in an aggregate amount at maturity equal to the principal amount of the Notes underlying the undivided beneficial ownership interests in the Notes included in the Corporate Units on the optional remarketing date; and

-
U.S. Treasury securities (or principal or interest strips thereof) that mature on or prior to the Purchase Contract Settlement Date in an aggregate amount at maturity equal to the aggregate interest payment (assuming no reset of the interest rate) that would have been paid to the holders of the Corporate Units on the Purchase Contract settlement.

If, on the optional remarketing date, U.S. Treasury securities (or principal or interest strips thereof) that are to be included in the Treasury Portfolio have a yield that is less than zero, then the cash proceeds from the remarketing (and not the U.S. Treasury securities) will be substituted for the Notes that are components of the Corporate Units and will be pledged to the Corporation through the Collateral Agent to secure the Corporate Unit holders’ obligation to purchase Common Shares under the Purchase Contracts. In addition, in such case, references to “Treasury Security” and “U.S. Treasury securities (or principal or interest strips thereof)” in connection with the Treasury Portfolio will, thereafter, be deemed to be references to such amount of cash.

How can I create Treasury Units from Corporate Units?

Each holder of Corporate Units will have the right, at any time prior to a successful remarketing and other than during a blackout period, to substitute Treasury Securities which must be purchased in the open market at the expense of the Corporate Unit holder (unless otherwise owned by the holder) for the related undivided beneficial ownership interest in Notes held by the Collateral Agent. The Treasury Securities must have an aggregate principal amount at maturity equal to the aggregate principal amount of the Notes underlying such holder’s Corporate Units. Because Treasury Securities and the Notes are issued in minimum denominations of $1,000, holders of Corporate Units may only make these substitutions in integral multiples of 20 Corporate Units. Each of these substitutions will create Treasury Units, and the Notes underlying the holder’s Corporate Units will be released upon substitution to the holder and will be transferable separately from the Treasury Units.

How can I recreate Corporate Units from Treasury Units?

Each holder of Treasury Units will have the right, at any time prior to a successful remarketing and other than during a blackout period, to recreate Corporate Units, by substituting for the related Treasury Securities held by the Collateral Agent Notes having an aggregate principal amount equal to the aggregate principal amount at maturity of the Treasury Securities for which substitution is being made. Because Treasury Securities and the Notes are issued in minimum denominations of $1,000, holders of Treasury Units may make these substitutions only in integral multiples of 20 Treasury Units. Each of these substitutions will recreate Corporate Units and the applicable Treasury Securities will be released to the holder and will be transferable separately from the Corporate Units.

What payments am I entitled to as a holder of Corporate Units?

Holders of Corporate Units will be entitled to receive:

-	quarterly cash payments consisting of their pro rata share of interest payments on the Notes, at the rate of % per year, and

-	subject to any deferral, quarterly contract adjustment payments at the rate of % per year on the stated amount of $50 per Corporate Unit until the earliest of the occurrence of:

-	a termination event;

-	the Purchase Contract Settlement Date;

-	the fundamental change early settlement date (in the case of early settlement upon a fundamental change); or

-
the most recent contract adjustment payment date on or before any early settlement with respect to the related Purchase Contracts (in the case of early settlement other than upon a fundamental change).

The Corporation’s obligations with respect to the contract adjustment payments will be subordinated and junior in right of payment to the Corporation’s obligations under any of the Corporation’s Priority Indebtedness (as defined under “Description of the Equity Units—Ranking”), including the Notes.

What payments will I be entitled to if I convert my Corporate Units to Treasury Units?

Subject to any deferral, holders of Treasury Units will be entitled to receive quarterly contract adjustment payments from the Corporation at the rate of      % per year on the stated amount of $50 per Treasury Unit. There will be no interest payments in respect of the interest in Treasury Securities that is a component of the Treasury Units. To the extent that such holders of Treasury Units continue to hold the Notes that were released to them when they created the Treasury Units, such holders will continue to receive the scheduled interest payments on their separate Notes, subject to any modifications made thereto pursuant to a successful remarketing.

Are payments subject to deferral?

The Corporation has the right to defer all or part of the contract adjustment payments but not beyond the Purchase Contract Settlement Date (or, with respect to an early settlement upon a fundamental change, not beyond the fundamental change early settlement date or, with respect to an early settlement other than upon a fundamental change, not beyond the contract adjustment payment date immediately preceding the early settlement date).

Any deferred contract adjustment payments will accrue additional contract adjustment payments at the rate equal to          % per annum (which is equal to the rate of total distributions on the Corporate Units), compounded on each contract adjustment payment date, to, but excluding, the contract adjustment payment date on which such deferred contract adjustment payments are paid. The additional contract adjustment payments that accrue on deferred contract adjustment payments are referred to as “compounded contract adjustment payments.” The Corporation may pay any deferred contract adjustment payments (including compounded contract adjustment payments thereon) on any scheduled contract adjustment payment date.

If the Corporation exercises its option to defer the payment of contract adjustment payments, then until the deferred contract adjustment payments (including compounded contract adjustment payments thereon) have been paid, the Corporation generally may not declare or pay dividends or distributions on, or redeem, purchase or acquire or make a liquidation payment with respect to, any shares in the capital of the Corporation, or make any payment of principal of, or interest or premium, if any, on, or repay, repurchase or redeem any of the Corporation’s debt securities that upon a liquidation ranks on parity with, or junior to, the contract adjustment payments, or make any guarantee payments under any guarantee by the Corporation of securities of any of the Corporation’s subsidiaries if the Corporation’s guarantee ranks on parity with, or junior to, the contract adjustment payments, in each case, subject to the exceptions set forth under “Description of the Purchase Contracts—Contract Adjustment Payments.”

The Corporation does not have the right to defer all or any part of the scheduled interest or principal payments on the Notes.

What are the payment dates for the Corporate Units and Treasury Units?

Subject to any deferral, the payments described above in respect of the Equity Units will be payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year (except that if any such date is not a business day, interest and contract adjustment payments will be payable on the following business day, without adjustment for such delay), commencing September 15, 2021. The Corporation will make these payments to the person in whose name the Equity Unit is registered on the close of business on the record date, subject to certain exceptions described herein. The “record date” means the first day of the calendar month in which the relevant payment date falls (whether or not a business day).

What is a remarketing?

Each of an “optional remarketing” and a “final remarketing” is referred to as a “remarketing.”

In a remarketing, the Notes that are a part of Corporate Units (except, with respect to a final remarketing, where the holder has elected to settle the purchase contract through payment of separate cash) and any separate Notes which were formerly part of Corporate Units but are now held by a holder as a separate security (the “separate Notes”) whose holders have elected to participate in the remarketing will be remarketed.

If that process is successful, the Notes will be sold and the proceeds used to satisfy the obligation under the Purchase Contract for the holder to pay the subscription price for the underlying Common Shares as more particularly described under “Description of the Purchase Contracts—Optional Remarketing” and “Description of the Purchase Contracts—Final Remarketing”.

The Corporation has agreed to enter into a remarketing agreement with one or more remarketing agents (hereinafter, the “remarketing agent”), no later than 20 days prior to the first day of the final remarketing period or, if the Corporation elects, in its sole discretion, to conduct an optional remarketing, no later than 20 days prior to the first day of the optional remarketing period.  The Corporation (and not the holders of Notes) will pay a fee to the remarketing agent for its services, which services will include using commercially reasonable efforts to sell the Notes for net proceeds sufficient to settle the obligations of security holders under the Purchase Contracts. Specifically, the remarketing agent will use commercially reasonable efforts to:

(a) in the case of the final remarketing, obtain a price for the Notes that results in proceeds of at least 100% of the aggregate principal amount of all the Notes offered in the remarketing; and

(b) in the case of an optional remarketing, obtain a price for the Notes that results in proceeds of at least 100% of the aggregate of the price of the Treasury Portfolio and any separate Notes that do not underlie Corporate Units (i.e. where a holder has created a Treasury Unit) but whose holder has nonetheless elected to participate in a remarketing).

In order to remarket the Notes, the remarketing agent, in consultation with the Corporation, may reset the interest rate on the Notes (either upward or downward) in order to produce the required price. A remarketing will be considered successful if the remarketing agent is able to remarket the Notes for such price.

Beginning at 4:00 p.m., New York City time on the second business day immediately preceding the first day of each remarketing period, there will be a blackout period, during which:

-	you may not settle a Purchase Contract early;

-	you may not create Treasury Units; and

-	you may not recreate Corporate Units from Treasury Units.

Following any successful remarketing of the Notes:

-	the interest rate on the Notes may be reset as described above;

-	interest will be payable on the Notes semi-annually on June 15 and December 15 of each year; and

-	the Notes will cease to be redeemable at the Corporation’s option.

All such modifications will take effect only if the remarketing is successful, without the consent of holders, on the optional remarketing settlement date or the Purchase Contract Settlement Date, as the case may be, and will apply to all Notes, whether or not included in the remarketing. All other terms of the Notes will remain unchanged.

What is an optional remarketing?

Unless a termination event has occurred, the Corporation may elect, at its option, to remarket the Notes over a period selected by the Corporation that begins on or after March 13, 2024 (the second business day immediately preceding the interest payment date prior to the Purchase Contract Settlement Date) and ends any time on or before May 30, 2024 (the eighth calendar day prior to the beginning of the final remarketing period). In any optional remarketing, the aggregate principal amount of the Notes that are a part of Corporate Units and any separate Notes whose holders have elected to participate in the optional remarketing will be remarketed. This period is referred to as the “optional remarketing period,” a remarketing that occurs during the optional remarketing period as an “optional remarketing” and the date the Notes are priced in an optional remarketing as the “optional remarketing date.”

If the Corporation elects to conduct an optional remarketing, the remarketing agent will use its commercially reasonable efforts to obtain a price for the Notes that results in proceeds of at least 100% of the aggregate of the price of the Treasury Portfolio, which is referred to as the “Treasury Portfolio purchase price”, and the separate Notes purchase price (see “Description of the Remarketable Notes—Remarketing of Notes That Are Not Included in Corporate Units.”).

An optional remarketing will be considered successful if the remarketing agent is able to remarket the Notes for a price of at least 100% of the Treasury Portfolio purchase price and the separate Notes purchase price.

The Corporation will request that The Depository Trust Company, or “DTC,” referred to herein as the “depository,” notify its participants holding Corporate Units, Treasury Units and separate Notes of the Corporation’s election to conduct an optional remarketing no later than five business days prior to the first day of the optional remarketing period.

Following a successful optional remarketing, on the “optional remarketing settlement date” (as defined below), the portion of the remarketing proceeds equal to the Treasury Portfolio purchase price will, except as described in the following paragraph, be used to purchase the Treasury Portfolio and the remaining proceeds attributable to the Notes underlying the Corporate Units will be remitted to the Purchase Contract Agent for distribution pro rata to the holders of such Corporate Units on the optional remarketing settlement date. The portion of the proceeds attributable to the separate Notes sold in the remarketing will be remitted to the Custodial Agent for distribution on the optional remarketing settlement date pro rata to the holders of such separate Notes.

Following a successful optional remarketing, each Corporate Unit holder’s applicable undivided beneficial ownership interest in the Notes as a component of the Corporate Units will be replaced with an ownership interest in the Treasury Portfolio (or cash), which Treasury Portfolio (or cash) will be pledged to the Corporation through the Collateral Agent to secure the Corporate Unit holder’s obligation under the related Purchase Contract.

On the Purchase Contract Settlement Date, for each Corporate Unit, $50 of the proceeds from the Treasury Portfolio will automatically be applied to satisfy the Corporate Unit holder’s obligation to purchase Common Shares under the Purchase Contract and the proceeds from the portion of the Treasury Portfolio which will equal the interest payment (assuming no reset of the interest rate) that would have been paid on the Notes that were components of the Corporate Units at the time of the remarketing, will be paid on the Purchase Contract Settlement Date to the Corporate Unit holders.

If the Corporation elects to conduct an optional remarketing and that remarketing is successful:

-
settlement with respect to the remarketed Notes will occur on the second business day following the optional remarketing date, unless the remarketed Notes are priced after 4:30 p.m. New York City time on the optional remarketing date, in which case settlement will occur on the third business day following the optional remarketing date (such settlement date is referred to herein as the “optional remarketing settlement date”);

-
the interest rate on the Notes will be reset by the remarketing agent in consultation with the Corporation on the optional remarketing date and will become effective on the optional remarketing settlement date;

-	the other modifications to the terms of the Notes, as described under “What is a remarketing?” above will become effective;

-
after the optional remarketing settlement date, your Corporate Units will consist of a Purchase Contract and the applicable ownership interest in the Treasury Portfolio (or cash); and you may no longer create Treasury Units or recreate Corporate Units from Treasury Units.

If the Corporation does not elect to conduct an optional remarketing, or no optional remarketing succeeds for any reason, the Notes will continue to be a component of the Corporate Units or will continue to be held separately and the remarketing agent will use its commercially reasonable efforts to remarket the Notes during the final remarketing period.

At any time and from time to time during the optional remarketing period prior to the announcement of a successful optional remarketing, the Corporation has the right to postpone any remarketing in its sole and absolute discretion.

What is a final remarketing?

Unless a termination event or a successful optional remarketing has previously occurred, the Corporation will remarket the Notes during the five-business day period ending on, and including, June 13, 2024 (the second business day immediately preceding the Purchase Contract Settlement Date). Such period is referred to herein as the “final remarketing period,” the remarketing during this period is referred to herein as the “final remarketing” and the date the Notes are priced in the final remarketing is referred to herein as the “final remarketing date.”

In the final remarketing, the aggregate principal amount of the Notes that are a part of Corporate Units (except where the holder thereof has elected to settle the Purchase Contract through payment of separate cash) and any separate Notes whose holders have elected to participate in the final remarketing will be remarketed. See “Description of the Remarketable Notes—Remarketing of Notes That Are Not Included in Corporate Units.”.

The remarketing agent will use its commercially reasonable efforts to obtain a price for the Notes that results in proceeds of at least 100% of the aggregate principal amount of all the Notes offered in the remarketing.

The Corporation will request that the depository notify its participants holding Corporate Units, Treasury Units and separate Notes of the final remarketing no later than seven days prior to the first day of the final remarketing period. The Corporation has the right to postpone the final remarketing in its sole and absolute discretion on any day prior to the last three business days of the final remarketing period.

A remarketing during the final remarketing period will be considered successful if the remarketing agent is able to remarket the Notes for at least 100% of the aggregate principal amount of all the Notes offered in the remarketing. Upon a successful final remarketing, settlement with respect to the remarketed Notes will occur on the Purchase Contract Settlement Date and, if applicable, the new interest rate on the Notes (as reset by the remarketing agent in consultation with the Corporation) and will become effective on the Purchase Contract Settlement Date.

Following a successful final remarketing, the Collateral Agent will remit the portion of the proceeds equal to the total principal amount of the Notes underlying the Corporate Units to the Corporation to satisfy in full the Corporate Unit holders’ obligations to purchase Common Shares under the related Purchase Contracts. Any excess proceeds attributable to Notes underlying Corporate Units that were remarketed will be remitted to the Purchase Contract Agent for distribution pro rata to the holders of such Notes. Proceeds from the final remarketing attributable to the separate Notes remarketed will be remitted to the Custodial Agent for distribution pro rata to the holders of the separate Notes that were remarketed.

What happens if the Notes are not successfully remarketed?

If, in spite of using its commercially reasonable efforts, the remarketing agent cannot remarket the Notes during the final remarketing period at a price at least equal to 100% of the aggregate principal amount of Notes offered in the remarketing, a condition precedent set forth in the remarketing agreement has not been fulfilled or a successful remarketing has not occurred for any other reason, in each case resulting in a “failed remarketing,” holders of all Notes will have the right to put their Notes to the Corporation for an amount equal to the principal amount of their Notes.

Without any further action or payment by a holder of Corporate Units, such holder will be deemed to have automatically exercised this put right with respect to the Notes underlying the Corporate Units unless, (A) prior to 4:00 p.m., New York City time, on the second business day immediately prior to the Purchase Contract Settlement Date, the holder provides written notice of an intention to settle the related Purchase Contracts with separate cash and (B) on or prior to the business day immediately preceding the Purchase Contract Settlement Date delivers to the securities intermediary $50 in cash per Purchase Contract, provided that this settlement with separate cash may only be effected in integral multiples of 20 Corporate Units. See “Description of the Purchase Contracts—Notice to Settle with Cash.”

Unless a holder of Corporate Units has elected to settle the related Purchase Contracts with separate cash, and delivered the separate cash on or prior to the business day immediately preceding the Purchase Contract Settlement Date, the holder will be deemed to have elected to apply the proceeds of the put price in respect of the Notes against the holder’s obligations to the Corporation under the related Purchase Contracts, thereby satisfying the holder’s obligations in full, and the Notes underlying such Corporate Units will be delivered to the Corporation and cancelled.

Do I have to participate in the remarketing?

No. You may elect not to participate in any remarketing and to retain the Notes underlying the undivided beneficial ownership interests in Notes comprising part of your Corporate Units by:

(1) creating Treasury Units at any time other than during a blackout period,

(2) settling the related Purchase Contracts early at any time (other than during a blackout period), or

(3) in the case of a final remarketing, (A) notifying the Purchase Contract Agent prior to 4:00 p.m., New York City time, on the second business day immediately prior to the first day of the final remarketing period of your intention to settle your obligation under the related Purchase Contracts on the Purchase Contract Settlement Date in cash, and (B) delivering such cash payment required under the Purchase Contracts to the securities intermediary on or prior to 4:00 p.m., New York City time, on the business day immediately prior to the first day of the final remarketing period, provided that you can only elect to satisfy your obligation in cash in increments of 20 Corporate Units.  See “Description of the Purchase Contracts—Notice to Settle with Cash.”

Which provisions will govern the Notes following the remarketing?

The remarketed Notes will be governed by the indenture under which they were issued as part of the Corporate Units. However, following any successful remarketing of the Notes, the interest rate on the Notes will be reset, interest will be payable semi-annually and the Corporation will cease to have the ability to redeem the Notes at its option.

If I am holding separate Notes, can I still participate in a remarketing of the Notes?

Yes. If you hold separate Notes, you may elect to have your Notes remarketed by the remarketing agent along with the Notes underlying the Corporate Units (see “Description of the Remarketable Notes—Remarketing of Notes That Are Not Included in Corporate Units.”). You may also participate in any remarketing by recreating Corporate Units at any time prior to the remarketing, other than during a blackout period.

How can I satisfy my obligation under the Purchase Contracts?

You may satisfy your obligation under the Purchase Contracts as follows:

-	on an early settlement date as described under “Can I settle the Purchase Contract early?” above and under “What happens if there is early settlement upon a fundamental change?” below;

-	on the Purchase Contract Settlement Date if you own Corporate Units;

-
through the automatic application of the portion of the proceeds of a successful remarketing during the final remarketing period equal to the principal amount of the Notes underlying the Corporate Units, as described under “What is a final remarketing?” above;

-
in the case of a successful optional remarketing, through the automatic application of the portion of the proceeds from the Treasury Portfolio or cash equal to the principal amount of the Notes if the Treasury Portfolio or cash has replaced the Notes as a component of the Corporate Units as a result of a successful optional remarketing, as described under “What is an optional remarketing?” above;

-
through cash settlement as described under “Do I have to participate in the remarketing?” above or through exercise of the put right or cash settlement as described under “What happens if the Notes are not successfully remarketed?” above; or

-	on the Purchase Contract Settlement Date if you own Treasury Units through the automatic application of the proceeds of the interest in Treasury Securities.

In addition, the Purchase Contract and Pledge Agreement that governs the Equity Units provides that your obligation under the Purchase Contract will be terminated without any further action or notice upon the occurrence of a termination event, as defined under “Description of the Purchase Contracts—Termination.”

If you settle a Purchase Contract early (other than pursuant to your fundamental change early settlement right), you will be entitled to receive any accrued and unpaid contract adjustment payments (including any accrued and unpaid deferred contract adjustment payments and compounded contract adjustment payments thereon) to, but excluding, the contract adjustment payment date immediately preceding the early settlement date, provided that, under certain circumstances, you will be required to pay all contract adjustment payments payable on the contract adjustment payment date next succeeding the early settlement date to the Corporation in order to exercise the early settlement right. If you settle a Purchase Contract early pursuant to your fundamental change early settlement right, you will be entitled to receive any accrued and unpaid contract adjustment payments (including any accrued and unpaid deferred contract adjustment payments and compounded contract adjustment payments thereon) to, but excluding, the fundamental change early settlement date, unless the date on which the fundamental change early settlement right is exercised occurs following any record date and prior to the related scheduled contract adjustment payment date, and the Corporation is not deferring the related contract adjustment payment, in which case the Corporation will instead pay accrued and unpaid contract adjustment payments to the holder of the Purchase Contract as of such record date.

If the Purchase Contracts are terminated as a result of a termination event, you will not have any right to receive accrued and unpaid contract adjustment payments (including any deferred contract adjustment payments and compounded contract adjustment payments thereon). See “Description of the Purchase Contracts—Early Settlement” and “Description of the Purchase Contracts—Termination.”

What interest payments will I receive on the Notes or on the undivided beneficial ownership interests in the Notes?

The Notes will bear interest at the rate of     % per year from the original issuance date to the Purchase Contract Settlement Date or, if earlier, the optional remarketing settlement date, payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, commencing September 15, 2021 (except that if any such date is not a business day, interest will be payable on the following business day, without adjustment for such delay). On and after the Purchase Contract Settlement Date or, if earlier, the optional remarketing settlement date, interest on each Note will be payable at the relevant reset rate, or if the interest rate has not been reset, at the initial interest rate of     % per year. If a remarketing is successful, interest on the Notes thereafter will be payable semi-annually. See “Description of the Remarketable Notes—Principal and Interest”.

When will the interest rate on the Notes be reset and what is the reset rate?

As described above, the interest rate on the Notes may be reset in connection with a successful remarketing. The “reset rate” will be the interest rate determined by the remarketing agent, in consultation with the Corporation, as the rate the Notes should bear in order for the remarketing agent to remarket the Notes on the remarketing date for a price of at least 100% of the Treasury Portfolio purchase price plus the separate Notes purchase price, if any, in the case of an optional remarketing, or at least 100% of the aggregate principal amount of the Notes being offered in the remarketing, in the case of a final remarketing. In any case, the reset rate may be higher or lower than the initial interest rate on the Notes depending on the results of the remarketing and market conditions at that time. The interest rate on the Notes will not be reset if there is not a successful remarketing and the Notes will continue to bear interest at the initial interest rate. The reset rate will not exceed the maximum rate permitted by applicable law.

When may the Notes be redeemed?

The Corporation may redeem the Notes at its option only if there has been a failed final remarketing. In that event, any Notes that remain outstanding after the Purchase Contract Settlement Date will be redeemable on or after June 15, 2024 at the Corporation’s option, in whole or in part, at any time and from time to time, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest, if any, to but excluding the redemption date.

What happens if there is early settlement upon a fundamental change?

If the Corporation is involved in a transaction that constitutes a “fundamental change” (as defined below) prior to the 20th business day preceding the Purchase Contract Settlement Date, you will have the right, subject to certain conditions, to accelerate and settle a Purchase Contract early at the Settlement Rate, plus an additional make-whole amount of Common Shares, or the “make-whole shares,” so long as at such time, if required under the U.S. federal securities laws or Canadian securities laws, there is in effect a registration statement and an appropriate final Canadian prospectus, as applicable, covering any securities to be issued and delivered in connection with such fundamental change early settlement. This right is referred to herein as the “fundamental change early settlement right.”

A “fundamental change” means (1) a “person” or “group” within the meaning of Section 13(d) of the U.S. Exchange Act has become the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the U.S. Exchange Act, of Common Shares representing more than 50% of the voting power of the Common Shares; (2) (A) the Corporation is involved in a consolidation, merger, arrangement or amalgamation with or into any other person, or any other similar transaction or series of related transactions (other than a consolidation, merger, arrangement or amalgamation or similar transaction that does not result in the conversion or exchange of outstanding Common Shares), in each case, in which 90% or more of the outstanding Common Shares are exchanged for or converted into cash, securities or other property, greater than 10% of the value of which consists of cash, securities or other property that is not (or will not be upon or immediately following the effectiveness of such consolidation, merger or other transaction) common shares listed on the NYSE, the Nasdaq Global Select Market, the Nasdaq Global Market or the TSX (or any of their respective successors); or (B) the consummation of any sale, lease or other transfer in one transaction or a series of related transactions of all or substantially all of the Corporation’s consolidated assets to any person other than one of its subsidiaries; (3) the Common Shares cease to be listed on at least one of the NYSE, the Nasdaq Global Select Market, the Nasdaq Global Market or the TSX (or any of their respective successors); or (4) the Corporation’s shareholders approve its liquidation, dissolution or termination. For the avoidance of doubt, if the Corporation is involved in a consolidation, merger, arrangement or amalgamation with or into any other person, or any other similar transaction or series of related transactions (other than a consolidation, merger, arrangement or amalgamation or similar transaction that does not result in the conversion or exchange of outstanding Common Shares) that also constitutes a transaction described in clause (1) of the “fundamental change” definition, the determination of whether such consolidation, merger or other similar transaction or series of related transactions constitutes a “fundamental change” shall be governed solely by clause (2)(A) of the “fundamental change” definition.

See “Description of the Purchase Contracts—Early Settlement Upon a Fundamental Change”.

The Corporation will provide each of the holders of Equity Units with a notice of the completion of a fundamental change within 10 business days after the effective date of such fundamental change. The notice will specify (1) a date (subject to postponement, as described below, the “fundamental change early settlement date”), which will be at least 10 days after the date of the notice but no later than the earlier of 20 days after the date of the notice and one business day prior to the Purchase Contract Settlement Date, on which date the Corporation will deliver Common Shares to holders who exercise the fundamental change early settlement right, (2) the date by which holders must exercise the fundamental change early settlement right, (3) the applicable Settlement Rate and number of make-whole shares, (4) the amount and kind (per Common Share) of the cash, securities and other consideration receivable upon settlement and (5) the amount of accrued and unpaid contract adjustment payments (including any deferred contract adjustment payments and compounded contract adjustment payments thereon), if any, that will be paid upon settlement to holders exercising the fundamental change early settlement right. To exercise the fundamental change early settlement right with respect to any Purchase Contracts, you must deliver to the Purchase Contract Agent at the corporate trust office of the Purchase Contract Agent or its agent, in each case, in the continental United States of America, during the period beginning on the date the Corporation delivers notice to holders that a fundamental change has occurred and ending at 4:00 p.m., New York City time, on the second business day before the fundamental change early settlement date (such period, subject to extension as described below, the “fundamental change exercise period”), payment of $50 for each Purchase Contract being settled in immediately available funds.

If you exercise the fundamental change early settlement right, the Corporation will deliver to you on the fundamental change early settlement date for each Purchase Contract with respect to which you have elected fundamental change early settlement, a number of shares (or exchange property units, if applicable) equal to the Settlement Rate described above, plus the number of make-whole shares determined by reference to the table set forth under “Description of the Purchase Contracts—Early Settlement Upon a Fundamental Change.” In addition, on the fundamental change early settlement date, the Corporation will pay you the amount of any accrued and unpaid contract adjustment payments (including any deferred contract adjustment payments and compounded contract adjustment payments thereon) to, but excluding, the fundamental change early settlement date, unless the date on which the fundamental change early settlement right is exercised occurs following any record date and prior to the related scheduled contract adjustment payment date, and the Corporation is not deferring the related contract adjustment payment, in which case the Corporation will instead pay all accrued and unpaid contract adjustment payments to the holder as of such record date. The Notes or applicable ownership interests in the Treasury Portfolio or Treasury Securities underlying the Corporate Units or Treasury Units, as the case may be, with respect to which you are effecting a fundamental change early settlement, will be released from the pledge under the Purchase Contract and Pledge Agreement and delivered to you on the fundamental change early settlement date. If you do not elect to exercise your fundamental change early settlement right, your Corporate Units or Treasury Units will remain outstanding and be subject to normal settlement on the Purchase Contract Settlement Date.

The Corporation has agreed that, if required under the U.S. federal securities laws or Canadian securities laws, the Corporation will use its commercially reasonable efforts (1) to (a) have in effect throughout the fundamental change exercise period a registration statement covering the Common Shares and other securities, if any, to be delivered in respect of the Purchase Contracts being settled and (b) provide a prospectus in connection therewith, and (2) to prepare, file, receive a receipt for and deliver a final Canadian prospectus, in each case in a form that may be used in connection with the fundamental change early settlement, subject to certain exceptions. In the event that a holder seeks to exercise its fundamental change early settlement right and a registration statement is required to be effective in connection with the exercise of such right but no such registration statement is then effective, no final Canadian prospectus has been delivered or a blackout period is continuing, the holder’s exercise of such right will be void unless and until such a registration statement is effective or such a final Canadian prospectus has been delivered and, in either case, no blackout period is continuing. The fundamental change exercise period will be extended by the number of days during such period on which no such registration statement is effective or a blackout period is continuing (provided that the fundamental change exercise period will not be extended beyond the fourth business day preceding the Purchase Contract Settlement Date) and the fundamental change early settlement date will be postponed to the second business day following the end of the fundamental change exercise period. If, but for the proviso contained in the immediately preceding sentence, the fundamental change early settlement date would occur on or after the Purchase Contract Settlement Date, the Corporation will deliver to any holder of Purchase Contracts on the Purchase Contract Settlement Date the applicable number of make-whole shares in addition to a number of shares equal to the Settlement Rate, determined as if the applicable market value were equal to the relevant share price. For the avoidance of doubt, if exercise is so voided, the holder shall continue to be entitled to contract adjustment payments in respect of the relevant Purchase Contracts.

Unless the Treasury Portfolio has replaced the Notes as a component of the Corporate Units as a result of a successful optional remarketing, holders of Corporate Units may exercise the fundamental change early settlement right only in integral multiples of 20 Corporate Units. If the Treasury Portfolio has replaced the Notes as a component of Corporate Units, holders of the Corporate Units may exercise the fundamental change early settlement right only in integral multiples of     Corporate Units.

A holder of Treasury Units may exercise the fundamental change early settlement right only in integral multiples of 20 Treasury Units.

What is the ranking of the Notes?

The Notes will rank on a parity in right of payment with all of the Corporation’s other unsecured and unsubordinated indebtedness from time to time outstanding. The Notes will be structurally subordinated to existing or future preferred shares and indebtedness, guarantees and other liabilities, including trade payables, of the Corporation’s subsidiaries. See “Description of the Remarketable Notes— Ranking.”

How will the Notes be evidenced?

The Notes that form a part of the Corporate Units will be issued in fully registered form and will be registered in the name of the Purchase Contract Agent. The Notes that do not form a part of the Corporate Units will be evidenced by one or more global notes registered in the name of DTC’s nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC.

In a few special situations described in “Description of the Remarketable Notes—Book Entry Issuance—The Depository Trust Company,” a book-entry security representing the Notes will terminate and interests in it will be exchanged for physical certificates representing the Notes.

What are the U.S. federal income tax consequences related to the Equity Units and Notes?

The Internal Revenue Service (the “IRS”) has issued a ruling addressing the treatment of units similar to the Equity Units. In that ruling, the IRS concluded that, for U.S. federal income tax purposes, an interest in a unit comprising a note and a purchase contract would be treated as a separate interest in such note and a separate interest in such purchase contract. The IRS concluded that the notes issued as part of such unit were treated as debt for U.S. federal income tax purposes. However, the terms of the Equity Units differ in some respects from the terms of the units addressed by the IRS in the ruling, and there is no statutory, judicial or administrative authority directly addressing the treatment of instruments with substantially identical terms as the Equity Units. Accordingly, no assurance can be given that the conclusions in the ruling apply to the Equity Units. As a result, the U.S. federal income tax consequences of the purchase, ownership and disposition of the Equity Units are not entirely clear. In addition, the Corporation cannot assure you that the IRS or a court will agree with the characterization of the Notes as indebtedness for U.S. federal income tax purposes.

Although the matter is not free from doubt, the Corporation intends to treat each holder for U.S. federal income tax purposes as separately owning the Purchase Contract and the undivided beneficial ownership interests in the Notes, the Treasury Portfolio or the Treasury securities constituting the Equity Unit, as applicable. By purchasing the Corporate Units, you will be deemed to have agreed to treat the Equity Units in that manner for all U.S. federal income tax purposes. In addition, you must allocate the purchase price of the Corporate Units between the Notes and the Purchase Contract in proportion to their respective fair market values, which will establish your initial tax basis in the Notes and the Purchase Contract. With respect to each Corporate Unit purchased in the offering, you will be deemed to have agreed to allocate $50 to the undivided beneficial ownership interest in the Notes and $0 to the Purchase Contract.

In addition, the Corporation intends to treat the Notes as “variable rate debt instruments” that are subject to applicable U.S. Treasury regulations that apply to “reset bonds.” Under this treatment, a U.S. holder (as defined under “Material United States Federal Income Tax Considerations”) will be required to take into account interest payments on the Notes at the time they are paid or accrued in accordance with such holder’s regular method of accounting for tax purposes. However, there are no U.S. Treasury regulations, rulings or other authorities that address the U.S. federal income tax treatment of debt instruments that are substantially similar to the Notes, and therefore the U.S. federal income tax treatment of the Notes is unclear. Under possible alternative characterizations of the Notes, a U.S. holder may be required to accrue interest income in amounts that exceed the stated interest on the Notes and/or treat as ordinary income, rather than capital gain, any gain recognized on a sale, exchange, redemption or other taxable disposition of a Note. See “Material United States Federal Income Tax Considerations—The Notes—Possible Alternative Characterizations.”

If the Treasury Portfolio has replaced the Notes as a component of the Corporate Units as a result of a successful optional remarketing, a U.S. holder of Corporate Units generally will be required to include in gross income its allocable share of any interest payments made with respect to such holder’s applicable ownership interest in the Treasury Portfolio, and, if appropriate, “original issue discount” or acquisition discount (as described under “Material United States Federal Income Tax Considerations”) on the applicable ownership interest in the Treasury Portfolio.

The Corporation intends to treat contract adjustment payments as taxable ordinary income to a U.S. holder (as defined under “Material United States Federal Income Tax Considerations”) when received or accrued, in accordance with the U.S. holder’s regular method of tax accounting.

For a more comprehensive discussion of the U.S. federal income tax consequences of an investment in the Equity Units to U.S. holders, please see “Material United States Federal Income Tax Considerations.” Prospective investors in Equity Units should consult their tax advisors regarding the particular tax consequences to them of the purchase, ownership and disposition of Equity Units (including the application and effects of any state, local, or foreign and other tax laws).

What are the Canadian federal income tax consequences related to the Equity Units and the Notes?

This prospectus supplement contains a summary of the principal Canadian federal income tax considerations generally applicable to a purchaser who acquires a Purchase Contract and an ownership interest in a Note, and the comments below are qualified in their entirety by reference to such summary.  See “Material Canadian Federal Income Tax Considerations”.

A holder’s acquisition of an Equity Unit will be treated as an acquisition of a 1/20, or 5%, undivided beneficial ownership interest in a Note and a Purchase Contract constituting an Equity Unit. The purchase price of each Equity Unit will be allocated by the Corporation as to 100% to the ownership interest in the Note and as to 0% to the rights of the holder under the Purchase Contract, and by subscribing for Equity Units a holder agrees to such allocation.

Resident Holders

A Resident Holder generally will be required to include in computing the Resident Holder’s income any contract adjustment payment received by such Resident Holder, together with any interest on a Note that has become receivable or is received by the holder in that year (or, in the case of a holder that is a corporation, partnership or trust, any interest on the Note that accrues to the holder in that year).  Resident Holders should consult their own tax advisors concerning the timing of the recognition in income of contract adjustment payments the payment of which has been deferred by the Corporation.

While not entirely free from doubt, the acquisition of common shares on the settlement of a Purchase Contract is not expected to constitute a disposition of the Purchase Contract; accordingly, a Resident Holder is not expected to recognize a gain or loss on the settlement of a Purchase Contract.

A Resident Holder who disposes of a Purchase Contract, including as a result of selling an Equity Unit, will realize a capital gain (or capital loss) equal to the amount by which the holder’s proceeds of disposition of the Purchase Contract exceed (or are less than) the holder’s adjusted cost base of that Purchase Contract and any reasonable costs of disposition. A disposition by a Resident Holder of a Note, including in particular a disposition of a Note arising on a sale of an Equity Unit on a successful remarketing, on repayment of the Note at maturity or on a sale of the Note on the exercise of the put right following a failed remarketing, will result in the holder realizing a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the Note (adjusted to exclude any accrued interest) exceed (or are less than) the holder’s adjusted cost base of the Note. On a disposition of a Note, interest accrued thereon to the date of disposition will be included in computing the Resident Holder’s income for the year in which the disposition occurs.

The cost of the Common Shares purchased on the settlement of a Purchase Contract will equal the aggregate purchase price paid for the Common Shares under the Purchase Contract. A Resident Holder of a Common Share will realize a capital gain (or capital loss) on a disposition of such Common Share equal to the amount by which the proceeds of disposition of the Common Share exceed (or are less than) the adjusted cost base of the Common Share.

An individual who is a Resident Holder of a Common Share will be required to include in income any dividend received on the share, subject to the gross-up and enhanced dividend tax credit treatment generally accorded eligible dividends from taxable Canadian corporations. Dividends received on a Common Share by a Canadian resident corporation will be included in the corporation’s income and will generally be deductible in computing the corporation’s taxable income.

Non-Resident Holders

While the matter is not free from doubt, contract adjustment payments may be deemed to have been paid to a Non-Resident Holder as a dividend from a corporation resident in Canada and, as such, may be subject to Canadian non-resident withholding tax.  As a result, the Corporation intends to withhold on contract adjustment payments on the basis that they are deemed dividends under the Tax Act.

Under the Tax Act, interest, principal and premium, if any, paid or credited, or deemed to be paid or credited, to a Non-Resident Holder on the Notes will not be subject to Canadian non-resident withholding tax.  A Non-Resident Holder of a Note will not be subject to Canadian income tax in respect of any gain realized on the disposition of a Note, including in particular a disposition of a Note arising on a sale of an Equity Unit, on a successful remarketing, a repayment of the Note at maturity or on a sale of the Note on the exercise of the put right following a failed remarketing.

A Non-Resident Holder of a Purchase Contract or a Common Share will not be subject to Canadian income tax in respect of any gain realized on a disposition of such Purchase Contract (including a disposition of such Purchase Contract arising on a sale of an Equity Unit) or such Common Share, as the case may be. For this purpose, it is assumed that the Purchase Contract or the Common Shares, as the case may be, do not constitute “taxable Canadian property”, as defined in the Tax Act, to the Non-Resident Holder at the time of disposition.

Dividends paid to a Non-Resident Holder on the Common Shares will be subject to Canadian non-resident withholding tax at the rate of 25%, subject to reduction pursuant to any applicable tax treaty between Canada and the country in which the non-resident holder resides.

A Non-Resident Holder will not be subject to Canadian non-resident withholding tax on income or gains, in respect of the acquisition, holding or disposition of Treasury securities forming part of the Corporate Units or Treasury Units.

For a more detailed discussion of the Canadian federal income tax consequences of an investment in Equity Units, please see “Material Canadian Federal Income Tax Considerations.”  Prospective purchasers of Equity Units should consult their own tax advisors with respect to such tax consequences to them having regard to their particular circumstances.

Are there limitations on the purchase, holding or disposition of the Equity Units with assets of, or on behalf of, an employee benefit plan?

Yes. Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), Section 4975 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and similar U.S. federal, state and local laws or non-U.S. laws that are substantively similar or are of similar effect (“Similar Law”) may impose restrictions on the purchase, holding and disposition of Equity Units (and the securities underlying the Equity Units) by employee benefit plans that are subject to those laws. Equity Units (and the securities underlying the Equity Units) may be purchased with assets of, or on behalf of, an employee benefit plan subject to the investing fiduciary’s determination that the investment satisfies ERISA’s fiduciary standards and other requirements under ERISA, the Code and/or Similar Law. An investing fiduciary that proposes to cause an employee benefit plan, or to act on behalf of an employee benefit plan, to purchase Equity Units (and the securities underlying the Equity Units) should consult its own counsel regarding the potential applicability of ERISA, the Code and/or Similar Law to such investment, the potential consequences in its specific circumstances, and whether any prohibited transaction exemption or exemptions would be necessary and available and should determine on its own whether all conditions of such exemption or exemptions have been satisfied with respect to transactions involving the Equity Units (and the securities underlying the Equity Units).

What are the uses of proceeds from the offering?

The net proceeds to the Corporation from the Offering will be approximately $     million after payment of the underwriting commission of approximately $     million but before deducting expenses of the Offering (and assuming that the Over-Allotment Option is not exercised). The expenses of the Offering are estimated to be approximately $       million and will be paid from the general funds of the Corporation.

The Corporation expects to use the net proceeds of the Offering to finance or refinance investments in renewable energy generation projects or facilities or other clean energy technologies and investments in accordance with the Corporation’s Green Financing Framework. See “Use of Proceeds”.

What are the risks relating to the Equity Units?

See “Risk Factors” on page S-37 of this prospectus supplement. In addition to the risks described herein, reference is made to the section in the AIF entitled “Enterprise Risk Factors” and to the section in the Corporation’s most recent annual and interim MD&A entitled “Enterprise Risk Management” and to the risks disclosed in other documents incorporated by reference herein.

THE OFFERING – EXPLANATORY DIAGRAMS

The following diagrams illustrate some of the key features of the Purchase Contracts and the undivided beneficial ownership interests in Notes, Corporate Units and Treasury Units.

Corporate Units

A Corporate Unit consists of two components as described below:

Purchase Contract

(Owed to Holder) Common Shares at Purchase Contract Settlement Date (June 15, 2024) + Contract adjustment payments(1) ( % per annum paid quarterly)
1/20 Ownership Interest in Note(2)

(Owed to Holder) Interest ( % per annum paid quarterly) (following a successful remarketing, interest will be payable semi-annually)

(Owed to Algonquin) $50 at Purchase Contract Settlement Date (June 15, 2024)
(Owed to Holder) $50 at Maturity (June 15, 2026)(3)

(1)	Contract adjustment payments may be deferred as described under “Description of the Purchase Contracts – Contract adjustment payments” below.

(2)	Each owner of an undivided beneficial ownership interest in Notes will be entitled to 1/20, or 5%, of each interest payment paid in respect of a $1,000 principal amount Note.

(3)
Notes will be issued in minimum denominations of $1,000, except in limited circumstances following a termination event. Each undivided beneficial ownership interest in Notes represents a 1/20, or 5%, undivided beneficial ownership interest in a Note having a principal amount of $1,000.

The holder of a Corporate Unit owns the 1/20, or 5%, undivided beneficial ownership interest in a Note having a principal amount of $1,000 that forms a part of the Corporate Unit, but will pledge it to the Corporation through the Collateral Agent to secure its obligations under the related Purchase Contract.

If the Treasury Portfolio has replaced the Notes as a result of a successful optional remarketing, the Applicable Ownership Interests in the Treasury Portfolio or cash, as applicable, will replace the Notes as a component of the Corporate Unit.

Treasury Units

A Treasury Unit consists of two components as described below:(1)

Purchase Contract

(Owed to Holder) Common Shares at Purchase Contract Settlement Date (June 15, 2024) + Contract adjustment payments ( % per annum paid quarterly)(2)
1/20 Ownership Interest in Treasury Security

(Owed to Algonquin) $50 at Purchase Contract Settlement Date (June 15, 2024)
(Owed to Holder) $50 at Maturity (June 15, 2024)

(1)
Treasury Units may only be created in integral multiples of 20 Corporate Units. As a result, the creation of 20 Treasury Units will release $1,000 principal amount of the Notes held by the Collateral Agent. During a blackout period or following a successful remarketing, you may not create Treasury Units or recreate Corporate Units.

(2)	Contract adjustment payments may be deferred as described under “Description of the Purchase Contracts – Contract Adjustment Payments” below.

The holder of a Treasury Unit owns the 1/20, or 5%, undivided beneficial ownership interest in the Treasury Security that forms a part of the Treasury Unit, but will pledge it to the Corporation through the Collateral Agent to secure its obligation under the related Purchase Contract.

Purchase Contract

Corporate Units and Treasury Units both include a Purchase Contract under which the holder agrees to purchase Common Shares on the Purchase Contract Settlement Date. In addition, the Purchase Contracts require the Corporation to make contract adjustment payments as shown in the diagrams on the preceding pages.

(1)	The “reference price” is $ , which is equal to the last reported sale price of the Common Shares on the NYSE on June , 2021.

(2)
The “threshold appreciation price” is equal to $50 divided by the Minimum Settlement Rate (such quotient rounded to the nearest $0.01), which is $      and represents appreciation of      % over the reference price.

(3)
The “applicable market value” means the average VWAP of the Common Shares for the trading days during the 20 consecutive scheduled trading-day period ending on the second scheduled trading day immediately preceding the Purchase Contract Settlement Date (subject to adjustment as described herein if a market disruption event occurs).

If 20 trading days for the Common Shares have not occurred during the market value averaging period, all remaining trading days will be deemed to occur on the second scheduled trading day immediately prior to the Purchase Contract Settlement Date, and the VWAP of the Common Shares for each of the remaining trading days will be the VWAP of the Common Shares on that second scheduled trading day or, if such day is not a trading day, the closing price, as defined in “Description of the Purchase Contracts—Purchase of Common Shares,” as of such date.

(4)
If the applicable market value of the Common Shares is less than or equal to the reference price of $     , the number of Common Shares to be delivered to a holder of an Equity Unit will be      Common Shares (subject to adjustment).

(5)
If the applicable market value of the Common Shares is greater than the reference price and less than the threshold appreciation price of $     , the number of Common Shares to be delivered to a holder of an Equity Unit will be calculated by dividing the stated amount of $50 by the applicable market value, rounded to the nearest ten thousandth of a share (subject to adjustment).

(6)
If the applicable market value of the Common Shares is greater than or equal to the threshold appreciation price, the number of Common Shares to be delivered to a holder of an Equity Unit will be       Common Shares (subject to adjustment).

The Notes

The Notes have the terms described below:

Note

(Owed to Holder) Interest % per annum paid quarterly(1) (following a successful remarketing, interest will be payable at a reset rate and will be payable semi-annually)

(Owed to Holder) $1,000 at Maturity (June 15, 2026)(2)

(1)	Interest payment dates will be adjusted in a successful remarketing as described under “Description of the Remarketable Notes—Remarketing.”

(2)
Following any successful remarketing of the Notes, the interest rate on the Notes will be reset, interest will be payable on a semi-annual basis, and the Corporation will cease to have the ability to redeem the Notes at its option, all as described under “Description of the Purchase Contracts—Remarketing.”

(1)
Each holder will own a 1/20, or 5%, undivided beneficial ownership interest in, and will be entitled to a corresponding portion of each interest payment payable in respect of, a Note having a principal amount of $1,000.

(2)
Notes will be issued in minimum denominations of $1,000 and integral multiples thereof, except in limited circumstances following a termination event. Following any successful remarketing of the Notes, the interest rate on the Notes will be reset, interest will be payable on a semi-annual basis, and the Corporation will cease to have the ability to redeem the Notes at its option, all as described under “ Description of the Purchase Contracts—Remarketing.”

(3)	Interest payment dates will be adjusted in a successful remarketing as described under “Description of the Remarketable Notes—Remarketing.”

(4)	Contract adjustment payments may be deferred as described under “Description of the Purchase Contracts – Remarketing”.

The diagram above describes each of a Corporate Unit, a Treasury Unit and a separate Note.

-	Because the Notes and the Treasury Securities are issued in minimum denominations of $1,000, holders of Corporate Units may only create Treasury Units in integral multiples of 20 Corporate Units.

-
To create 20 Treasury Units, a holder separates 20 Corporate Units into their two components—20 Purchase Contracts and a Note having a principal amount of $1,000—and then combines the Purchase Contracts with a Treasury Security having a principal amount at maturity of $1,000 that matures on or prior to June 15, 2024.

-
The Note, which is no longer a component of the Corporate Units following the preceding step, is released from the pledge under the Purchase Contract and Pledge Agreement and delivered to the holder and is transferable as a separate security.

-
A holder owns the Treasury Security that forms a part of the 20 Treasury Units but will pledge it to the Corporation through the Collateral Agent to secure its obligation under the related Purchase Contract.

-	The Treasury Security together with the 20 Purchase Contracts constitute 20 Treasury Units.

-	During a blackout period or following a successful remarketing, you may not create Treasury Units or recreate Corporate Units.

-
Unless a blackout period is occurring or there has been a successful remarketing, the holder can also transform 20 Treasury Units and a Note having a principal amount of $1,000 into 20 Corporate Units. Following that transformation, the Treasury Security, which will no longer be a component of the Treasury Unit, will be released from the pledge under the Purchase Contract and Pledge Agreement and delivered to the holder and will be tradable as a separate security.

Illustrative Remarketing Timeline

The following timeline is for illustrative purposes only. The dates in this timeline are based on the time periods set forth in the Purchase Contract and Pledge Agreement and the form of remarketing agreement that will be an exhibit to the Purchase Contract and Pledge Agreement. This timeline assumes that the Corporation will elect to conduct an optional remarketing during the maximum permissible optional remarketing period.

Date	Event
March 6, 2024 (five business days prior to the first day of the optional remarketing period)
The Corporation will, or it will request that the depository, notify holders of Corporate Units, Treasury Units and separate Notes of its election to conduct an optional remarketing. Such notice will specify the first day of the optional remarketing period and the procedures to be followed in the optional remarketing.

March 11, 2024 (two business days prior to the beginning of the optional remarketing period)
Last day prior to the optional remarketing to create Treasury Units from Corporate Units and recreate Corporate Units from Treasury Units (holders may once again be able to create and recreate units if the optional remarketing is not successful);

Last day prior to the optional remarketing for holders of Corporate Units to settle the related Purchase Contracts early (holders may once again be able to settle early if the optional remarketing is not successful or after the blackout period has concluded for such optional remarketing); and

Last day for holders of separate Notes to give notice of their election or to revoke their election to participate in the optional remarketing.

March 13, 2024 to May 30, 2024	Optional remarketing period:

Date	Event

-     if the optional remarketing is successful, the Corporation will issue a press release on the business day after the optional remarketing date and furnish such information with the SEC in a Form 6-K and file such information with Canadian securities regulators on SEDAR, the remarketing agent will purchase the Treasury Portfolio and the settlement date for the optional remarketing will occur on the third business day following the optional remarketing date (unless the remarketed Notes are priced after 4:30 p.m. New York City time on the optional remarketing date, in which case settlement will occur on the fourth business day following the optional remarketing date); and

-      if the optional remarketing is not successful, the Corporation will issue a press release and furnish such information with the SEC in a Form 6-K and file such information with Canadian securities regulators on SEDAR at the end of the optional remarketing period.

No later than May 31, 2024 (seven calendar days prior to the first day of the final remarketing period)
If there has not been a successful optional remarketing, the Corporation will request that the depository notify its participants holding Corporate Units, Treasury Units and separate Notes of the final remarketing. Such notice will specify the final remarketing period and the procedures to be followed in the final remarketing.

May 31, 2024 (seven calendar days prior to the first day of the final remarketing period)	First day for holders of Corporate Units to give notice of election to settle Purchase Contracts with separate cash.

June 5, 2024 (two business days prior to the first day of the final remarketing period)	Last day to create Treasury Units from Corporate Units and recreate Corporate Units from Treasury Units if no successful optional remarketing has occurred;

Last day for holders of Corporate Units to give notice of election to settle the related Purchase Contracts with separate cash on the Purchase Contract Settlement Date (holders may once again be able to settle the related Purchase Contracts with separate cash on the Purchase Contract Settlement Date if the final remarketing is not successful);

Last day for holders of separate Notes to give notice of their election or to revoke their election to participate in the final remarketing; and

Last day for holders of Corporate Units or Treasury Units to settle the related Purchase Contracts early.

June 6, 2024 (one business day prior to the first day of the final remarketing period)
Last day for holders of Corporate Units who have elected to settle the related Purchase Contracts with separate cash on the Purchase Contract date to pay the purchase price (holders may once again be able to settle the related Purchase Contracts with separate cash on the Purchase Contract Settlement Date if the final remarketing is not successful).

June 7, 2024 to June 13, 2024 (final remarketing period)
If there has not been a successful optional remarketing, the Corporation will attempt a remarketing during the final remarketing period. The Corporation may elect to postpone the final remarketing on any day other than one of the last three business days of the final remarketing period. If the final remarketing is not successful, the Corporation will issue a press release and furnish such information with the SEC in a Form 6-K and file such information with Canadian securities regulators on SEDAR at the end of the final remarketing period.

June 13, 2024 (two business days prior to the Purchase Contract Settlement Date)	If the final remarketing has not been successful, last day for holders of Corporate Units to elect to settle the related Purchase Contracts with separate cash on the Purchase Contract Settlement Date.

June 14, 2024 (one business day prior to the Purchase Contract Settlement Date)
If the final remarketing has not been successful, last day for holders of Corporate Units who have elected to settle the related Purchase Contracts with separate cash on the Purchase Contract Settlement Date to pay the purchase price.

June 15, 2024 (or if such day is not a business day, the following business day)	Purchase Contract Settlement Date and settlement date for any successful final remarketing of the Notes.

RISK FACTORS

An investment in the Equity Units is subject to certain risks. In addition to the risks described herein, reference is made to the section in the AIF entitled “Enterprise Risk Factors” and to the section in the most recent annual and interim MD&A entitled “Enterprise Risk Management” and to the risks disclosed in other documents incorporated by reference herein. Such risk factors could have a materially adverse effect on the future results of operations, business prospects or financial condition of the Corporation, and could cause actual events to differ materially from those described in forward-looking information. Additional risks and uncertainties not presently known to the Corporation, or which the Corporation currently deems to be immaterial, may also have an adverse effect upon the Corporation.

Risks Relating to the Offering

Discretion in the Use of Proceeds

Management of the Corporation will have discretion concerning the use of proceeds of the Offering as well as the timing of their expenditures. As a result, investors will be relying on the judgment of management as to the application of the proceeds of the Offering. Management may use the net proceeds of the Offering in ways that an investor may not consider desirable. The results and effectiveness of the application of the proceeds are uncertain. If the proceeds are not applied effectively, the Corporation’s results of operations may suffer.

There can be no assurance that use of proceeds of the Offering to finance or refinance Eligible Green Investments will be suitable for the investment criteria of an investor.

The Corporation intends to use the net proceeds from this Offering to finance or refinance Eligible Green Investments (as defined below under “Use of Proceeds”). Prospective investors should have regard for the information set out in this prospectus supplement regarding such use of proceeds and must determine for themselves the relevance of such information for the purpose of any investment in the Equity Units together with any other investigation such investor deems necessary. In particular, no assurance is given by the Corporation that the use of such proceeds for any Eligible Green Investments will satisfy, whether in whole or in part, any present or future investor expectations or requirements as regards any investment criteria or guidelines with which such investor or its investments are required to comply, whether by any present or future applicable law or regulations or by its own by-laws or other governing rules or investment portfolio mandates, in particular with regard to any direct or indirect environmental, sustainability or social impact of any projects or uses, the subject of or related to, any Eligible Green Investments.

Furthermore, it should be noted that there is currently no clearly defined definition (legal, regulatory or otherwise) of, nor market consensus as to what constitutes, a “green”, “social”, “sustainable” or an equivalently labeled project or as to what precise attributes are required for a particular project to be defined as “green”, “social”, “sustainable” or such other equivalent label nor can any assurance be given that such a clear definition or consensus will develop over time. Accordingly, no assurance is or can be given to investors that any projects or uses the subject of, or related to, any Eligible Green Investments will meet any or all investor expectations regarding such “green”, “social”, “sustainable” or other equivalently-labelled performance objectives or that any adverse environmental, social and/or other impacts will not occur during the implementation of any projects or uses the subject of, or related to, any Eligible Green Investments.

In the event that the Equity Units are listed or admitted for trading on any dedicated “green”, “environmental”, “social”, “sustainable” or other equivalently-labelled segment of any stock exchange or securities market (whether or not regulated), no representation or assurance is given by the Corporation or any other person that such listing or admission satisfies, whether in whole or in part, any present or future investor expectations or requirements as regards any investment criteria or guidelines with which such investor or its investments are required to comply, whether by any present or future applicable law or regulations or by its own by-laws or other governing rules or investment portfolio mandates, in particular with regard to any direct or indirect environmental, social or sustainability impact of any projects or uses, the subject of or related to, any Eligible Green Investments. Furthermore, it should be noted that the criteria for any such listings or admission for trading may vary from one stock exchange or securities market to another. Nor is any representation or assurance given or made by the Corporation or any other person that any such listing or admission for trading will be obtained in respect of any such Equity Units or, if obtained, that any such listing or admission for trading will be maintained during the life of the Equity Units.

While the Corporation intends to use the proceeds of the Offering to finance or refinance Eligible Green Investments in, or substantially in, the manner described in “Use of Proceeds” below, there can be no assurance that the relevant project(s) or use(s) the subject of, or related to, any Eligible Green Investments will be capable of being implemented in or substantially in such manner and/or accordance with any timing schedule and that accordingly such proceeds will be totally or partially disbursed for such Eligible Green Investments. Nor can there be any assurance that such Eligible Green Investments will be completed within any specified period or at all or with the results or outcome (whether or not related to the environment) as originally expected or anticipated by the Corporation. Any such event or failure by the Corporation will not constitute a default under the terms of the Corporate Units.

Any such event or failure to apply the proceeds of the Offering for any Eligible Green Investments as aforesaid and/or withdrawal of any opinion or certification relating thereto or any such opinion or certification attesting that the Corporation is not complying in whole or in part with any matters for which such opinion or certification is opining or certifying on or any Equity Units no longer being listed or admitted for trading on any stock exchange or securities market as aforesaid may have a material adverse effect on the value of the Equity Units and/or result in adverse consequences for certain investors with portfolio mandates to invest in securities to be used for a particular purpose.

Future Sales or Issuances of Securities

Following the expiration of the 45-day “lock-up” period described under “Underwriting”, the Corporation may sell additional Common Shares or other securities in subsequent offerings, including pursuant to its at-the-market equity program (the “ATM Program”), under which the Corporation is authorized to sell Common Shares having an aggregate sale price of up to U.S.$500,000,000. The Corporation may also issue additional securities to finance future activities. The Corporation cannot predict the size of future issuances of securities or the effect, if any, that future issuances and sales of securities will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares, investors will suffer dilution to their voting power and the Corporation may experience dilution in its earnings per share.

Risks Relating to the Equity Units

You assume the risk that the market value of the Common Shares may decline.

The number of Common Shares that you will receive upon the settlement of a Purchase Contract is not fixed but instead will depend on the average VWAP of the Common Shares for the trading days during the 20 consecutive scheduled trading-day period ending on the second scheduled trading day immediately preceding the Purchase Contract Settlement Date (subject to adjustment as described herein if a market disruption event occurs), which is referred to herein as the applicable market value. The Corporation cannot assure you that the market value of the Common Shares you receive on the Purchase Contract Settlement Date will be equal to or greater than the effective price per Common Share you paid for Common Shares. If the applicable market value of the Common Shares is less than the reference price of $     , the market value of the Common Shares issued to you pursuant to each Purchase Contract on the Purchase Contract Settlement Date (assuming that the market value on the Purchase Contract Settlement Date is the same as the applicable market value of the Common Shares) will be less than the effective price per Common Share you paid for the Common Shares. Accordingly, you assume the risk that the market value of the Common Shares may decline, and that the decline could be substantial.

In addition, because the number of Common Shares delivered to you on the Purchase Contract Settlement Date will be based upon the applicable market value, which is in turn calculated on the basis of the average of the VWAP per Common Share for the trading days during the 20 consecutive scheduled trading-day period ending on the second scheduled trading day immediately preceding the Purchase Contract Settlement Date (subject to adjustment as described herein if a market disruption event occurs), the Common Shares you receive on the Purchase Contract Settlement Date may be worth less than the Common Shares you would have received had the applicable market value been equal to the VWAP per Common Share on the Purchase Contract Settlement Date or the average VWAP of the Common Shares over a different period of days.

The opportunity for equity appreciation provided by an investment in the Equity Units is less than that provided by a direct investment in Common Shares.

Your opportunity for equity appreciation afforded by investing in the Equity Units is less than your opportunity for equity appreciation if you directly invested in Common Shares. This opportunity is less because the market value of the Common Shares to be received by you pursuant to the Purchase Contract on the Purchase Contract Settlement Date (assuming that the market value on the Purchase Contract Settlement Date is the same as the applicable market value of the Common Shares) will only exceed the effective price per Common Share you paid for Common Shares if the applicable market value of the Common Shares exceeds the threshold appreciation price (which represents an appreciation of approximately      % over the reference price). If the applicable market value of the Common Shares exceeds the reference price but does not exceed the threshold appreciation price, you will realize no equity appreciation of the Common Shares for the period during which you own the Purchase Contract. Furthermore, if the applicable market value of the Common Shares equals or exceeds the threshold appreciation price, you would receive on the purchase contract settlement date only approximately     % of the value of the Common Shares you could have purchased with $50.00 at the last reported sale price of the Common Shares on the NYSE on __, 2021.

The trading prices for the Corporate Units and Treasury Units are expected to be affected by, among other things, the trading prices of the Common Shares, the general level of interest rates and the Corporation’s credit quality.

The trading prices of Corporate Units, which the Corporation intends to apply to list on the NYSE, and Treasury Units in the secondary market are expected to be affected by, among other things, the trading prices of the Common Shares, the general level of interest rates and the Corporation’s credit quality. It is impossible to predict whether the price of the Common Shares or interest rates will rise or fall. The price of the Common Shares could be subject to wide fluctuations in the future in response to many events or factors, including those discussed in the risk factors herein and in the Corporation’s AIF under the heading “Enterprise Risk Factors” and annual and interim MD&A under the heading “Enterprise Risk Management”, as well as under “Cautionary Statement on Forward-Looking Statements and Forward-Looking Information” in this prospectus supplement, many of which events and factors are beyond the Corporation’s control. For example, the Corporation’s operating results and prospects and economic, financial and other factors will affect trading prices of the Common Shares. In addition, market conditions can affect the capital markets generally, thereby affecting the price of the Common Shares. These conditions may include the level of, and fluctuations in, the trading prices of stocks generally. Fluctuations in interest rates may give rise to arbitrage opportunities based upon changes in the relative value of the Common Shares underlying the Purchase Contracts and of the other components of the Equity Units. Any such arbitrage could, in turn, affect the trading prices of the Corporate Units, Treasury Units, the Notes and the Common Shares.

If you hold Corporate Units or Treasury Units, you will not be entitled to any rights with respect to the Common Shares, but you will be subject to all changes made with respect to the Common Shares.

If you hold Corporate Units or Treasury Units, you will not be entitled to any rights with respect to the Common Shares, such as voting rights and rights to receive dividends or other distributions on the Common Shares. However, you will be subject to all changes affecting the Common Shares. You will only be entitled to rights with respect to the Common Shares if and when the Corporation delivers Common Shares in exchange for Corporate Units or Treasury Units on the Purchase Contract Settlement Date, or on the settlement date for any early settlement, as the case may be, and the applicable record date, if any, for the exercise of those rights or the receipt of those dividends or distributions occurs after that date.

The delivery of make-whole shares upon a fundamental change early settlement may not adequately compensate you.

If a fundamental change (as defined below under “Description of the Purchase Contracts—Early Settlement Upon a Fundamental Change”) occurs prior to the 20th business day preceding the Purchase Contract Settlement Date and you exercise your fundamental change early settlement right, you will be entitled to receive additional value in respect of make-whole Common Shares unless the share price (as defined under “Description of the Purchase Contracts—Early Settlement Upon a Fundamental Change” below), is below $      per Common Share or in excess of $      per Common Share (in each case, subject to adjustment). A description of how the number of make-whole shares will be determined is set forth under “Description of the Purchase Contracts—Early Settlement Upon a Fundamental Change—Calculation of Make-Whole Shares.” Although the make-whole shares are designed to compensate you for the lost value of your Equity Units as a result of the fundamental change, this feature may not adequately compensate you for such loss.

In addition, in the event that a holder seeks to exercise its fundamental change early settlement right and a registration statement is required to be effective in connection with the exercise of such right but no such registration statement is then effective or a blackout period is continuing, the holder’s exercise of such right will be void unless and until the registration statement is effective. For so long as there is a material business transaction or development that has not yet been publicly disclosed (but in no event for a period longer than 90 days), the Corporation will not be required to file such registration statement or provide such a prospectus, and the fundamental change early settlement right will not be available, until the Corporation has publicly disclosed such transaction or development, provided that the Corporation will use commercially reasonable efforts to make such disclosure as soon as it is commercially reasonable to do so.

The Equity Units provide limited Fixed Settlement Rate adjustments, and an event could occur that adversely affects the value of the Equity Units or the Common Shares but that does not result in an adjustment to the Fixed Settlement Rates.

The number of Common Shares that you are entitled to receive on the Purchase Contract Settlement Date, or as a result of early settlement of a Purchase Contract, is subject to adjustment for certain events arising from stock splits and combinations, stock dividends, certain cash dividends and certain other events. The Corporation will not adjust the number of Common Shares that you are to receive on the Purchase Contract Settlement Date, or as a result of early settlement of a Purchase Contract, for other events, including without limitation issuances and purchases of Common Shares in connection with dividend reinvestment plans, employee stock option grants, ordinary quarterly dividends, offerings of Common Shares by the Corporation for cash or in connection with an acquisition, third-party tender and exchange offers and share issuances pursuant to options and other convertible securities outstanding on the date the Corporation issues the Equity Units. See “Description of the Purchase Contracts—Anti-dilution Adjustments.” The Corporation cannot assure you that an event that adversely affects the value of the Equity Units or Common Shares, but does not result in an adjustment to the Settlement Rate (as defined under “Description of the Purchase Contracts—Purchase of Common Shares”), will not occur. Further, other than during the 45 day “lock-up” period as described under “Underwriting,” the Corporation is not restricted from issuing additional Common Shares during the term of the Purchase Contracts, including pursuant to its ATM Program, and has no obligation to consider your interests for any reason. If the Corporation issues additional Common Shares, those issuances may materially and adversely affect the price of the Common Shares and, because of the relationship of the number of Common Shares that holders are to receive on the Purchase Contract Settlement Date to the price of the Common Shares, those issuances may adversely affect the trading prices of the Equity Units.

The secondary market for the Corporate Units, Treasury Units or the Notes may be illiquid.

It is not possible to predict how Corporate Units, Treasury Units or the Notes will trade or whether a market for them will be liquid or illiquid. There is currently no market for the Corporate Units, Treasury Units or the Notes. The Corporation intends to apply to list the Corporate Units on the NYSE and expects trading to commence within 30 days of the date of initial issuance of the Corporate Units, although there is no guarantee that the Corporate Units will be approved for listing. The Corporation will not list the Treasury Units or the Notes on any exchange or quotation system. The Corporation cannot assure you as to the liquidity of any market that may develop for the Corporate Units, the Treasury Units or the Notes, your ability to sell these securities or whether a trading market, if one develops, will continue. In addition, in the event a sufficient number of holders of Equity Units were to convert their Treasury Units to Corporate Units or their Corporate Units to Treasury Units, as the case may be, the liquidity of Corporate Units or Treasury Units could be adversely affected. The Corporation cannot assure you that the Corporate Units, if approved for listing, will not be de-listed from the NYSE or that trading in the Corporate Units will not be suspended as a result of holders’ elections to create Treasury Units, which could cause the number of Corporate Units to fall below the requirement for listing securities on the NYSE.

Your rights under the pledged securities will be subject to the Corporation’s security interest and your rights under the Equity Units and the Notes may be affected by a bankruptcy, insolvency arrangement or similar proceeding.

Although you will be the beneficial owner of the undivided beneficial ownership interests in the Notes, Treasury Securities or Applicable Ownership Interests in the portion of the Treasury Portfolio described in the first bullet under “Summary—The Offering—What is the Treasury Portfolio?” as applicable, those securities will be pledged to the Corporation through the Collateral Agent to secure your obligations under the related Purchase Contracts. Your rights to any pledged securities will be subject to the Corporation’s security interest. Further, certain Canadian federal and provincial laws governing insolvency, preferences, fraudulent conveyances, transfers at under value, and/or oppression may void or otherwise restrict the Corporation’s ability to issue Common Shares under a Purchase Contract on the basis that such action would amount to a preference, fraudulent conveyance, transfer at under value and/or oppressive conduct. Additionally, notwithstanding the automatic termination of the Purchase Contracts in the event that the Corporation becomes the subject of proceedings taken under and pursuant to the Companies’ Creditors Arrangement Act (Canada) or the Bankruptcy and Insolvency Act (Canada) or any corporate arrangement, winding up, reorganization, receivership or similar proceedings commenced in a court of competent jurisdiction (any such proceedings hereinafter referred to as an “Insolvency Proceeding”), your rights under the Equity Units, Notes (including the right to receive payment of any amounts owing to you thereunder) and/or any Purchase Contract to purchase Common Shares may be impaired, delayed, stayed, compromised or otherwise restricted. This could be the case regardless of whether a holder of the Notes has settled early its obligations under the Purchase Contracts and holds its Notes separately from Equity Units, or continues to hold a beneficial ownership interest in the Notes as part of its Equity Units. The powers of the court under Insolvency Proceedings have generally been interpreted and exercised broadly and remedially so as to preserve the enterprise value of a restructuring entity and protect such entity and its assets from actions taken by creditors and other parties. In the event that the Corporation becomes the subject of an Insolvency Proceeding, the possibility exists that a holder’s ability to terminate its obligations under the Purchase Contract to purchase Common Shares may be impaired, delayed, stayed, compromised or otherwise restricted, notwithstanding the termination provisions of the Purchase Contracts. In such circumstances, the Common Shares that a holder may receive in respect of its Equity Units may have only nominal value.

Upon a successful remarketing of the Notes, the terms of your Notes will be modified even if you elect not to participate in the remarketing.

When the Corporation attempts to remarket the Notes, the remarketing agent will agree to use its commercially reasonable efforts to sell the Notes included in the remarketing. Following any successful remarketing of the Notes, the interest rate on the Notes will be reset, interest will be payable on a semi-annual basis and the Corporation will cease to have the ability to redeem the Notes at its option, all as described under “Description of the Purchase Contracts—Remarketing.” If the remarketing is successful, the modified terms will apply to all the Notes, even if they were not included in the remarketing. However, holders of the Notes must elect to participate in the remarketing before knowing what the modified terms of the Notes will be. Whenever the Corporation remarkets the Notes, it will notify holders of Corporate Units, Treasury Units and separate Notes of such remarketing. You may determine that the revised terms of the Notes you receive are not as favorable to you as you would deem appropriate, and the modified terms may be less favorable to you than the initial terms of the Notes. For example, the interest rate on the Notes may be reduced in connection with the remarketing.

The Purchase Contract and Pledge Agreement will not be qualified under the United States Trust Indenture Act and the obligations of the Purchase Contract Agent are limited.

The Purchase Contract and Pledge Agreement among the Corporation, the Purchase Contract Agent and the Collateral Agent will not be qualified as an indenture under the United States Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), and the Purchase Contract Agent and Collateral Agent will not be required to qualify as a trustee under the Trust Indenture Act. You will not have the benefit of the protection of the Trust Indenture Act with respect to the Purchase Contract and Pledge Agreement, the Purchase Contracts or the Purchase Contract Agent. The Notes constituting a part of the Corporate Units will be issued pursuant to an indenture that has been qualified under the Trust Indenture Act. Accordingly, if you hold Corporate Units, you will have the benefit of the protections of the Trust Indenture Act only to the extent applicable to the ownership interests in the Notes included in the Corporate Units. The protections generally afforded the holder of a security issued under an indenture that has been qualified under the Trust Indenture Act include:

-	disqualification of the indenture trustee for “conflicting interests,” as defined under the Trust Indenture Act;

-
provisions preventing a trustee that is also a creditor of the issuer from improving its own credit position at the expense of the security holders immediately prior to or after a default under such indenture; and

-	the requirement that the indenture trustee deliver reports at least annually with respect to certain matters concerning the indenture trustee and the securities.

The trading price of the Corporate Units or any separate Notes may not fully reflect the value of their accrued but unpaid interest.

The Corporate Units and any separate Notes may trade at a price or prices that does not fully reflect the value of accrued but unpaid interest on the Notes.

You may not be able to exercise your rights to settle a Purchase Contract prior to the Purchase Contract Settlement Date unless a registration statement under the U.S. Securities Act is in effect and a Canadian prospectus is available covering the Common Shares and other securities, if any, deliverable upon early settlement of a Purchase Contract.

The early settlement rights under the Purchase Contracts are subject to the conditions that (i) if required under U.S. federal securities laws, the Corporation has a registration statement under the U.S. Securities Act in effect and an available prospectus covering the Common Shares and other securities, if any, deliverable upon settlement of a Purchase Contract, and (ii) if required under Canadian securities laws, an appropriate final Canadian prospectus be filed for the same purpose. Although the Corporation has agreed that, if such a U.S. registration statement and prospectus and/or Canadian prospectus is required, the Corporation will use its commercially reasonable efforts to, as applicable, (1) have a registration statement in effect covering those Common Shares and other securities, if any, to be delivered in respect of the Purchase Contracts being settled and provide a prospectus in connection therewith, and/or (2) to prepare, file, receive a receipt for and deliver a final Canadian prospectus, any failure or inability to maintain an effective U.S. registration statement or to have available such a prospectus covering the Common Shares, including as a result of pending corporate events or announcements that prevent the delivery of a current prospectus, may prevent or delay an early settlement of the Purchase Contract, subject to certain exceptions. In the event that a holder seeks to exercise its early settlement right and a U.S. registration statement is required to be effective and/or a final Canadian prospectus is required to be filed in connection with the exercise of such right but no such U.S. registration statement is then effective and/or no such final Canadian prospectus is then filed, the holder’s exercise of such right will be void unless and until such a U.S. registration statement is effective and/or such a final Canadian prospectus is filed.

The contract adjustment payments are subordinated to the Corporation’s existing and future Priority Indebtedness.

The Corporation’s obligations under the contract adjustment payments will be subordinated in right of payment to all of the Corporation’s current and future Priority Indebtedness (as defined under “Description of the Equity Units—Ranking”), including the Notes. This means that the Corporation will not be permitted to make any contract adjustment payments if it defaults on a payment of principal of, premium, if any, or interest on any such Priority Indebtedness or there shall occur an event of default under such Priority Indebtedness and it does not cure the default within the applicable grace period, if the holders of the Priority Indebtedness have the right to accelerate the maturity of such indebtedness or if the terms of such Priority Indebtedness otherwise restrict the Corporation from making payments to junior creditors. See “Description of the Equity Units—Ranking.”

As of March 31, 2021, the Corporation on a consolidated basis had approximately $6.4 billion of outstanding indebtedness (excluding undrawn letters of credit), of which approximately $1.3 billion was Priority Indebtedness of the Corporation on a standalone basis (excluding undrawn letters of credit).  All such indebtedness will effectively rank senior to the Corporation’s obligations under the contract adjustment payments. Furthermore, the Indenture does not contain any provision limiting the Corporation’s ability to incur indebtedness generally. The Corporation may incur substantial additional indebtedness in the future.

The Notes and the contract adjustment payments are structurally subordinated to any existing or future preferred shares, indebtedness, guarantees and other liabilities of the Corporation’s subsidiaries.

The Notes and the contract adjustment payments will be obligations exclusively of Algonquin and will not be guaranteed by any of its subsidiaries, and, as a result, payment of principal of, premium, if any, and interest on the Notes, and payment of contract adjustment payments, will be structurally subordinated to any indebtedness and other liabilities of the Corporation’s subsidiaries.

As of March 31, 2021, the Corporation’s subsidiaries had approximately $4.8 billion of outstanding indebtedness (excluding undrawn letters of credit).  All such indebtedness will effectively rank senior to the Corporation’s obligations under the Notes and the contract adjustment payments. Furthermore, the Indenture does not contain any provision limiting the ability of the Corporation’s subsidiaries to incur indebtedness. The Corporation’s subsidiaries may incur substantial additional indebtedness in the future.

Recent and future regulatory actions and other events may adversely affect the trading price and liquidity of the Equity Units.

The Corporation expects that many investors in, and potential purchasers of, the Equity Units will employ, or seek to employ, an arbitrage strategy with respect to the Equity Units. Investors would typically implement such a strategy by selling short the Common Shares underlying the Equity Units and dynamically adjusting their short position while continuing to hold the Equity Units. Investors may also implement this type of strategy by entering into swaps on the Common Shares in lieu of or in addition to short selling the Common Shares. Additionally, fluctuations in interest rates may give rise to arbitrage opportunities based upon changes in the relative value of the Common Shares underlying the Equity Units and of the other components of the Equity Units. Any such arbitrage could, in turn, affect the trading prices of the Equity Units, the Notes and the Common Shares.

The SEC and other regulatory and self-regulatory authorities have implemented various rules and taken certain actions, and may in the future adopt additional rules and take other actions, that may impact those engaging in short selling activity involving equity securities (including Common Shares). Such rules and actions include Rule 201 of SEC Regulation SHO under the U.S. Exchange Act, the adoption by the Financial Industry Regulatory Authority, Inc. and the national securities exchanges of a “Limit Up-Limit Down” program, the imposition of market-wide circuit breakers that halt trading of securities for certain periods following specific market declines, and the implementation of certain regulatory reforms required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Any governmental or regulatory action that restricts the ability of investors in, or potential purchasers of, the Equity Units to effect short sales of Common Shares, borrow Common Shares or enter into swaps on Common Shares could adversely affect the trading price and the liquidity of the Equity Units.

The Corporation may defer contract adjustment payments under the Purchase Contracts, and this may have an adverse effect on the trading price of the Equity Units.

The Corporation may at its option defer the payment of all or part of the contract adjustment payments under the Purchase Contracts. If the Corporation exercises its right to defer contract adjustment payments, the market price of the Equity Units is likely to be adversely affected. As a result of the existence of the Corporation’s deferral rights, the market price of the Equity Units may be more volatile than would otherwise be the case. In addition, there is a risk that the Corporation may not be able to pay such deferred contract adjustment payments (including compounded contract adjustment payments thereon) in the future. If the Corporation makes such a deferral you may be required to continue to recognize income for U.S. federal income tax purposes in respect of the Purchase Contracts in advance of your receipt of any corresponding cash payments.

The Corporation intends to withhold tax on the contract adjustment payments.

The Canadian federal income tax considerations applicable to the acquisition, ownership and disposition of Equity Units, and Common Shares issuable by the Corporation on the settlement of a Purchase Contract, are complex and subject to some uncertainty, both for Resident Holders and Non-Resident Holders (as defined under “Material Canadian Federal Income Tax Considerations”).  Without limiting the foregoing, Non-Resident Holders are advised that the Corporation intends to withhold tax on contract adjustment payments on the basis that they are deemed dividends under the Income Tax Act (Canada) (the “Tax Act”), at a rate of 25%, subject to reduction under the provisions of any applicable income tax treaty or convention. Similarly, the Corporation intends to withhold tax (at a rate of 25%, subject to reduction under the provisions of any applicable income tax treaty or convention) on the fair market value of any make-whole shares issued to a Non-Resident Holder pursuant to the exercise of the holder’s fundamental change early settlement right, and to that end will have the authority to cause the sale on behalf of such Non-Resident Holder of such number of such make-whole shares as may be necessary to fund such withholding tax and any related transaction costs. Both Resident Holders and Non-Resident Holders should consult their own tax advisors for tax advice having regard to their particular circumstances.  See “Material Canadian Federal Income Tax Considerations.”

Other U.S. tax treatments of the Notes are possible.

The Corporation intends to treat the Notes as “variable rate debt instruments” that are subject to applicable U.S. Treasury regulations that apply to “reset bonds.” Under this treatment, except as described above, a U.S. holder (as defined in “Material United States Federal Income Tax Considerations”) will be required to take into account  interest payments on the Notes at the time the interest is paid or accrued in accordance with such holder’s regular method of tax accounting. However, because there are no U.S. Treasury regulations, rulings or other authorities that address the U.S. federal income tax treatment of debt instruments that are substantially similar to the Notes, alternative characterizations of the Notes are possible. For example, the Notes could be treated as “contingent payment debt instruments” for U.S. federal income tax purposes. In that event, a U.S. holder would generally be required to (1) accrue interest income based on a projected payment schedule and comparable yield, which may be higher than the stated interest rate on the Notes, regardless of such holder’s regular method of tax accounting, and (2) treat any gain recognized on a sale, exchange, redemption or other taxable disposition of a Note as ordinary income. See “Material United States Federal Income Tax Considerations—The Notes—Possible Alternative Characterizations.”

The U.S. federal income tax consequences of the purchase, ownership and disposition of the Equity Units are not entirely clear.

The IRS has issued a ruling addressing the treatment of units similar to the Equity Units. In that ruling, the IRS concluded that, for U.S. federal income tax purposes, an interest in a unit comprising a note and a purchase contract would be treated as a separate interest in such note and a separate interest in such purchase contract. The IRS concluded that the notes issued as part of such unit were treated as debt for U.S. federal income tax purposes. However, the terms of the Equity Units differ in some respects from the terms of the units addressed by the IRS in the ruling, and there is no statutory, judicial or administrative authority directly addressing the treatment of instruments with substantially identical terms as the Equity Units. Accordingly, no assurance can be given that the conclusions in the ruling apply to the Equity Units. As a result, the U.S. federal income tax consequences of the ownership and disposition of the Equity Units are not entirely clear. In addition, the Corporation cannot assure you that the IRS or a court will agree with the characterization of the Notes as indebtedness for U.S. federal income tax purposes. You should consult with your tax advisors regarding the tax consequences of an investment in the Equity Units. See “Material United States Federal Income Tax Considerations.”

Under certain circumstances, a U.S. holder may be treated as receiving a taxable distribution on the Common Shares for U.S. tax purposes even though such holder does not receive any actual distribution.

For U.S. federal income tax purposes, a U.S. holder (as defined in “Material United States Federal Income Tax Considerations”) may be treated as receiving a constructive distribution from the Corporation with respect to the Purchase Contract for U.S. federal income tax purposes if (1) the Fixed Settlement Rates (as defined under “Description of the Purchase Contracts—Purchase of Common Shares”) are adjusted (or fail to be adjusted) and, as a result of the adjustment (or failure to adjust), such holder’s proportionate interest in the Corporation’s assets or earnings and profits is increased, and (2) the adjustment (or failure to adjust) is not made pursuant to a bona fide, reasonable anti-dilution formula. For example, if the Fixed Settlement Rates are adjusted as a result of a distribution that is taxable to the holders of Common Shares, such as a cash dividend, a U.S. holder will be deemed to have received a “constructive distribution” of the Corporation’s Common Shares. Thus, under certain circumstances, an adjustment to the Fixed Settlement Rates might give rise to a taxable deemed distribution to such holder even though such holder does not actually receive any cash or other property in connection with such adjustment. See “Material United States Federal Income Tax Considerations – Purchase Contracts – Adjustment to Settlement Rate.”

If required, the Corporation will report contract adjustment payments as ordinary income to U.S. holders for U.S. federal income tax purposes.

To the extent the Corporation is required to file information returns with respect to contract adjustment payments, the Corporation intends to report contract adjustment payments as taxable ordinary income to a U.S. holder (as defined under “Material United States Federal Income Tax Considerations”) for U.S. federal income tax purposes when received or accrued, in accordance with the U.S. holder’s regular method of tax accounting. See “Material United States Federal Income Tax Considerations – Purchase Contracts – Contract Adjustment Payments”. Persons considering the purchase of Equity Units should consult their tax advisors concerning the possible alternative characterization and tax treatment of Equity Units and the contract adjustment payments.

Investors in the Equity Units located outside of Canada may have difficulties enforcing civil liabilities.

The Corporation is incorporated under the laws of Canada and its registered and head office is in Canada. Most of the Corporation’s directors and officers, and some of the experts named in this Prospectus Supplement, are residents of Canada or otherwise reside outside of the United States, and a substantial portion of their assets, and a substantial portion of the Corporation’s assets, are located outside the U.S. The Corporation will agree, in accordance with the terms of the Indenture and the Purchase Contract and Pledge Agreement to accept service of process in any suit, action or proceeding with respect to the Indenture, the Notes, the Purchase Contract and Pledge Agreement or the Purchase Contracts, brought in any federal or state court located in New York City by an agent designated for such purpose, and to submit to the jurisdiction of such courts in connection with such suits, actions or proceedings. Nevertheless, it may be difficult for holders of Notes or Purchase Contracts to effect service of process within the United States upon directors, officers and experts who are not residents of the United States or to realize in the United States upon judgments of courts of the United States predicated upon civil liability under U.S. federal or state securities laws or other laws of the United States. The Corporation has been advised by its Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Corporation has also been advised by Blake, Cassels & Graydon LLP, however, that there is a substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

Securities regulators or purchasers who purchase Notes in the remarketing could take the position that holders of Equity Units who participate in the remarketing have liability under Canadian securities law as “selling security holders.”

Under Canadian securities law, if a Canadian prospectus contains a misrepresentation, a purchaser who purchased a security offered under such prospectus has, without regard to whether the purchaser relied on the misrepresentation, a right of action for damages or for rescission against both the issuer and any “selling security holder” selling its securities pursuant to such prospectus.

In the context of a prospectus offering, a selling security holder in Canada subject to such liability is generally (i) a person or company who holds a sufficient number of voting rights to affect materially the control of an issuer and in any event a person or company who holds more than 20% of the voting rights of an issuer, and (ii) named in the applicable prospectus. However, there is no definition of “selling security holder” under Canadian securities law. Consequently, Canadian securities regulators or purchasers who purchase Notes in the remarketing under a Canadian prospectus could take the position that holders of Equity Units who participate in the remarketing are selling security holders even though such holders will not be involved in any way in the remarketing process, will not participate in the preparation of any Canadian prospectus used in connection with the remarketing and will not, as holders of Equity Units, have special knowledge regarding the Corporation.

If Canadian securities regulators or purchasers who purchase Notes in the remarketing under a Canadian prospectus take the position that holders of Equity Units who participate in the remarketing are selling security holders, it is possible that such holders could have liability described above in the event that a Canadian prospectus delivered in connection with the remarketing contains a misrepresentation.

The Corporation is a holding company.

The Corporation is a holding company and depends on dividends and other distributions from its subsidiaries. The Corporation conducts substantially all its operations through subsidiaries, and those subsidiaries generate substantially all of its operating income and cash flow. As a result, distributions or advances from those subsidiaries are the principal source of funds necessary to meet the debt service obligations of the Corporation. Contractual provisions or laws, as well as the subsidiaries’ financial condition and operating requirements, may limit the ability of the Corporation to obtain cash from its subsidiaries that it requires to pay its debt service obligations, including any payments required to be made under the Equity Units.

Credit ratings applied to the Notes and/or the Equity Units may affect the market price or value and the liquidity of the Securities.

The credit ratings applied to the Notes and/or the Equity Units are an assessment by the Rating Agencies of the Corporation’s ability to pay its obligations. The credit ratings are based on certain assumptions about the future performance and capital structure of the Corporation that may or may not reflect the actual performance or capital structure of the Corporation. Changes in credit ratings of the Notes and/or the Equity Units may affect the market price or value and the liquidity of the securities. There is no assurance that any credit rating assigned to the Notes and/or the Equity Units will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant Rating Agency.

If the Common Shares cease to be listed on the NYSE or another U.S. exchange, the Common Shares issuable upon exercise of the Purchase Contracts may not be immediately eligible for resale on the TSX.

The Common Shares are currently listed on both the NYSE and on the TSX. We expect that all Equity Units will be held by DTC on behalf of the beneficial owners thereof and, so long as the Common Shares remain listed on the NYSE at the time of the exercise of a Purchase Contract, that the Common Shares issued upon exercise will be delivered to DTC for the account of the beneficial owner exercising the relevant Purchase Contract. See “Certain Provisions of the Purchase Contract and Pledge Agreement – Book-Entry System”. Transactions in the Common Shares on the TSX settle by electronic book-entry through Canada’s national securities depositary, CDS Clearing and Depository Services Inc., or CDS. If, at the time the Purchase Contacts are settled, the Common Shares are no longer listed on the NYSE or on another U.S. securities exchange, in order to be eligible for sale on the TSX, the Common Shares, if any, that you receive upon settlement may first need to be transferred and held through an institution that clears and settles securities trades through CDS’s services, which is referred to herein as a CDS participant. You may experience delays in transferring any such Common Shares received upon settlement to a CDS participant, which could impact your ability to timely execute and settle trades in the Common Shares over the TSX. The Corporation expects that, in such circumstances, once beneficial interests in Common Shares issued upon settlement are transferred and held through a CDS participant, they will be eligible for resale on the TSX, however, neither the Corporation, the initial purchasers, nor the Purchase Contract Agent assumes any responsibility for the book-entry systems and procedures of DTC or CDS. Moreover, DTC and CDS may change or eliminate the procedures currently in place to allow for transfers between their respective book-entry systems. Accordingly, in the event that, at the time the Purchase Contacts are settled, the Common Shares are no longer listed on the NYSE or on another U.S. securities exchange, you may not be able to resell any Common Shares you receive upon settlement of the Notes on the TSX in a timely manner, if at all.

If the Common Shares cease to be listed on the NYSE or another U.S. exchange, you will be subject to risks associated with fluctuations in currency exchange rates.

The Common Shares currently trade on both the NYSE and the TSX. Trades of the Common Shares on the TSX settle, and are reported, in Canadian dollars. If, at the relevant time, the Common Shares are not listed on the NYSE or on certain other U.S. exchanges but continue to be listed on the TSX, the trading price of the Common Shares on the TSX will be used for determining various amounts in respect of the Purchase Contracts.  In those circumstances, the “VWAP”, “closing price” and the “current market price” of the Common Shares will be translated into U.S. dollars using the “prevailing exchange rate” (as such terms are defined in “Description of the Purchase Contracts”). These prices for the Common Shares are used, among other things, to determine the number of Common Shares the Corporation is required to deliver upon exercise of the Purchase Contracts. Accordingly, if, at the time the Purchase Contacts are settled, the Common Shares are not listed on the NYSE, the Nasdaq Global Market or the Nasdaq Global Select Market, a devaluation of the U.S. dollar against the Canadian dollar will generally result in less valuable consideration (measured in U.S. dollars) becoming due upon settlement of the Purchase Contracts. Furthermore, in the event the Common Shares are not listed on the NYSE or another U.S. exchange at the time the Purchase Contacts are settled, and you wish to sell those Common Shares, you may not be able to effect those sales in your preferred currency and may incur losses upon exchanging the cash you receive into that currency.

In addition, the closing price and current market price of the Common Shares, which will be translated at the prevailing exchange rate if, at the relevant time, the Common Shares are not listed on NYSE, the Nasdaq Global Market or the Nasdaq Global Select Market but continue to be listed on the TSX, are used to calculate adjustments to the Fixed Settlement Rates, including in connection with distributions made on the Common Shares or the occurrence of a fundamental change. Changes in the prevailing exchange rates could reduce, or eliminate entirely, the amount of any upwards adjustment to the Fixed Settlement Rates that would otherwise have been required under these provisions.

Historically, currency exchange rates have fluctuated significantly, and they may continue to fluctuate significantly in the future. The amount and timing of these fluctuations are beyond the Corporation’s control and can significantly harm the value of your investment in the Units, including upon exercise of the Purchase Contracts.

USE OF PROCEEDS

The net proceeds to the Corporation from the Offering will be approximately $     million after payment of the underwriting commission of approximately $     million but before deducting expenses of the Offering (and assuming that the Over-Allotment Option is not exercised). The expenses of the Offering are estimated to be approximately $      million and will be paid from the general funds of the Corporation.

The Corporation expects to use the net proceeds of the Offering to finance or refinance investments in renewable energy generation projects or facilities or other clean energy technologies and investments, in each case that fall into one of the categories below (“Eligible Green Investments”), in accordance with the Corporation’s Green Financing Framework.

Area	Description	Eligible Green Investments

Renewable Energy Generation	Investments that help supply energy from renewable sources
Solar Energy –
-     Development and construction of new facilities
-     Facilities that are currently operational
-    Maintenance, refurbishment or repowering of existing facilities
-     Acquisition of facilities or businesses

Wind Energy –
-     Development and construction of new facilities
-     Facilities that are currently operational
-    Maintenance, refurbishment or repowering of existing facilities
-     Acquisition of facilities or businesses

Hydroelectric Energy –
-    Maintenance, refurbishment or repowering of existing facilities
-   Development and acquisition of new facilities with capacity ≤ 25MW

Energy Efficiency	Investments that help manage and store energy efficiently
Energy Management and Storage Technologies or Assets –
-     Development and construction of new facilities
-     Maintenance, refurbishment or repowering of existing facilities
-     Acquisition of facilities or businesses

Clean Transportation	Investments that help reduce carbon emissions	Transportation and Infrastructure – - Electric and plug-in hybrid vehicles - Development and construction of charging infrastructure

Sustainable Water and Wastewater Management	Investments that help provide clean drinking water and sewer services
Water and Wastewater Management –
-   Desalination and other technologies that reduce the demand for freshwater resources in water stressed areas when powered by renewable energy
-    Acquisition, expansion, and upgrade of facilities and infrastructure that result in improved water quality and/or water use efficiency

Climate Change and Pollution Control	Investments to help adapt to climate change and reduce carbon content
-    Infrastructure upgrades and investments to deal with climate change and reduce carbon content in products and carbon intensity of operations resiliency enhancements for existing infrastructure to deal with climate change related issues (i.e.. mitigation of flooding).

Sustainable Land Management	Investments that help protect biodiversity	- Preservation and restoration of natural landscapes.

However, the Eligible Green Investments outlined above will exclude any investment in fossil fuel energy efficiency or development of new hydroelectric facilities with a capacity exceeding 25MW. Eligible Green Investments may include minority equity participations.

Management of Proceeds

The net proceeds will be deposited to the Corporation’s general account and earmarked for allocation to Eligible Green Investments. The Corporation’s intention is full allocation to Eligible Green Investments within 36 months. Pending allocation to Eligible Green Investments, proceeds may be temporarily invested in cash or short term investment instruments or used to repay existing debt (i.e. credit facilities).

CONSOLIDATED CAPITALIZATION

As of June 15, 2021, the Corporation had an aggregate of 617,522,454 Common Shares outstanding. Other than (i) the issuance of the Equity Units pursuant to the Offering, and (ii) the issuance of Common Shares pursuant to the Corporation’s ATM Program as disclosed below under “Prior Sales”, there have been no material changes in the consolidated capitalization of the Corporation since March 31, 2021, the end of the most recent interim reporting period for the Corporation, which have not been disclosed in the Base Shelf Prospectus or this Prospectus Supplement or in the documents incorporated by reference therein or herein.

EARNINGS COVERAGE RATIOS

The following consolidated earnings coverage ratios are calculated for the 12 month periods ended March 31, 2021 and December 31, 2020. The ratios give effect to the issuance of $900,000,000 principal amount of Notes forming part of the Equity Units offered pursuant to this Prospectus Supplement. The Corporation’s borrowing cost requirements after giving effect to the issue of the Notes amounted to $     million and $      million for the 12 months ended March 31, 2021 and the 12 months ended December 31, 2020, respectively. The Corporation’s earnings before interest and income tax for the 12 months ended March 31, 2021 and 12 months ended December 31, 2020 were $961.8 million and $1,020.6 million, respectively, which is      times and       times, respectively, the Corporation’s aggregate borrowing cost requirements for those periods.

DESCRIPTION OF THE EQUITY UNITS

In this Description of the Equity Units, “Algonquin” and the “Corporation” refer only to Algonquin Power & Utilities Corp. and any successor obligor, and not to any of its subsidiaries.

The following is a summary of some of the terms of the Equity Units. This summary, together with the summaries of the terms of the Purchase Contracts, the Purchase Contract and Pledge Agreement and the Notes set forth under the captions “Description of the Purchase Contracts,” “Certain Provisions of the Purchase Contract and Pledge Agreement” and “Description of the Remarketable Notes” in this prospectus supplement, contain a description of the material terms of the Equity Units, but are only summaries and are not complete. This summary is subject to and is qualified by reference to all the provisions of the Purchase Contract and Pledge Agreement, the base indenture (as defined under “Description of the Remarketable Notes”), the first supplemental indenture (as defined under “Description of the Remarketable Notes”), the Notes and the form of remarketing agreement, which is an exhibit to the Purchase Contract and Pledge Agreement, including the definitions of certain terms used therein, which have been or will be filed and incorporated by reference as exhibits to the registration statement of which this prospectus supplement and the accompanying base prospectus form a part. All references to “cash” in these summaries refer to U.S. dollars and all payments in respect of the Equity Units, the Purchase Contracts and the Notes by the Corporation or holders thereof shall be made in U.S. dollars.

General

The Corporation will issue the Equity Units under the Purchase Contract and Pledge Agreement between the Corporation and The Bank of New York Mellon Trust Company, N.A., as Purchase Contract Agent, Collateral Agent, Custodial Agent and securities intermediary. The Equity Units may be either Corporate Units or Treasury Units. The Equity Units will initially consist of 18,000,000 Corporate Units (or 20,700,000 Corporate Units if the underwriters exercise their Over-Allotment Option in full), each with a stated amount of $50.

Each Corporate Unit offered will consist of:

-	a Purchase Contract under which:

-
the holder will agree to purchase from the Corporation, and the Corporation will agree to sell to the holder, on June 15, 2024 (the “Purchase Contract Settlement Date”), or earlier upon early settlement, for $50, a number of Common Shares equal to the applicable Settlement Rate described under “Description of the Purchase Contracts—Purchase of Common Shares,” “Description of the Purchase Contracts—Early Settlement” or “Description of the Purchase Contracts—Early Settlement Upon a Fundamental Change,” as the case may be, plus, in the case of an early settlement upon a fundamental change, the number of make-whole shares (if any); and

-
the Corporation will pay the holder quarterly contract adjustment payments at the rate of     % per year on the stated amount of $50, or $      per year, subject to its right to defer such contract adjustment payments as described under “Description of the Purchase Contracts – Contract Adjustment Payments”.

and either:

-
a 1/20, or 5%, undivided beneficial ownership interest in a $1,000 principal amount      % remarketable note due 2026 issued by the Corporation, and under which the Corporation will pay to the holder 1/20, or 5%, of the interest payment on a $1,000 principal amount Note at the initial rate of      %, or $      per year per $1,000 principal amount of Notes; or

-	following a successful optional remarketing, the Applicable Ownership Interest in a portfolio of U.S. Treasury securities (the “Treasury Portfolio”).

“Applicable Ownership Interest” means, with respect to the Treasury Portfolio,

(1)
a 1/20, or 5%, undivided beneficial ownership interest in $1,000 face amount of U.S. Treasury securities (or principal or interest strips thereof) included in the Treasury Portfolio that mature on or prior to the Purchase Contract Settlement Date; and

(2)
for the scheduled interest payment occurring on the Purchase Contract Settlement Date, a      % undivided beneficial ownership interest in $1,000 face amount of U.S. Treasury securities (or principal or interest strips thereof) that mature on or prior to the Purchase Contract Settlement Date.

If U.S. Treasury securities (or principal or interest strips thereof) that are to be included in the Treasury Portfolio in connection with a successful optional remarketing have a yield that is less than zero, the Treasury Portfolio will consist of an amount in cash equal to the aggregate principal amount at maturity of the U.S. Treasury securities described in clauses (1) and (2) above. If the provisions set forth in this paragraph apply, references to “Treasury Security” and “U.S. Treasury Securities (or principal or interest strips thereof)” in connection with the Treasury Portfolio will, thereafter, be deemed to be references to such amount of cash.

So long as the Equity Units are in the form of Corporate Units, the related undivided beneficial ownership interest in the Note or the Applicable Ownership Interest in the Treasury Portfolio described in clause (1) of the definition of “Applicable Ownership Interest” above (or $50 in cash, if the immediately preceding paragraph applies), as the case may be, will be pledged to the Corporation through the Collateral Agent to secure the holders’ obligations to purchase Common Shares under the related Purchase Contracts.

Creating Treasury Units by Substituting a Treasury Security for a Note

Each holder of 20 Corporate Units may create, at any time other than after a successful remarketing or during a blackout period (as defined below), 20 Treasury Units by substituting for a Note a zero-coupon U.S. Treasury security (for example, CUSIP No. 9128207H4) with a principal amount at maturity equal to $1,000 and maturing on or prior to June 15, 2024 (a “Treasury Security”). This substitution would create 20 Treasury Units and the Note would be released from the pledge under the Purchase Contract and Pledge Agreement and delivered to the holder and would be tradable and transferable separately from the Treasury Units. Because Treasury Securities and Notes are issued in integral multiples of $1,000, holders of Corporate Units may make the substitution only in integral multiples of 20 Corporate Units. After a successful remarketing, holders may not create Treasury Units from Corporate Units or recreate Corporate Units from Treasury Units.

Each Treasury Unit will consist of:

-	a Purchase Contract under which:

-
the holder will agree to purchase from the Corporation, and the Corporation will agree to sell to the holder, on the Purchase Contract Settlement Date, or earlier upon early settlement, for $50, a number of Common Shares equal to the applicable Settlement Rate, plus, in the case of an early settlement upon a fundamental change, the number of make-whole shares (if any); and

-
the Corporation will pay the holder quarterly contract adjustment payments at the rate of      % per year on the stated amount of $50, or $      per year, subject to its right to defer the contract adjustment payments; and

-	a 1/20, or 5%, undivided beneficial ownership interest in a Treasury Security.

The term “blackout period” means the period (1) if the Corporation elects to conduct an optional remarketing, from 4:00 p.m., New York City time, on the second business day (as defined below) immediately preceding the first day of the optional remarketing period until the settlement date of such optional remarketing or the date the Corporation announces that such remarketing was unsuccessful and (2) after 4:00 p.m., New York City time, on the second business day immediately preceding the first day of the final remarketing period.

The term “business day” means any day that is not a Saturday or Sunday or a day on which banking institutions in The City of New York are authorized or required by law or executive order to close or a day on which the corporate trust office of the Purchase Contract Agent is closed for business.

The Treasury Unit holder’s beneficial ownership interest in the Treasury Security will be pledged to the Corporation through the Collateral Agent to secure the holder’s obligation to purchase Common Shares under the related Purchase Contracts.

To create 20 Treasury Units, a holder is required to:

-
deposit with the Collateral Agent a Treasury Security that has a principal amount at maturity of $1,000, which must be purchased in the open market at the expense of the Corporate Unit holder, unless otherwise owned by the holder; and

-
transfer to the Purchase Contract Agent 20 Corporate Units, accompanied by a notice stating that the holder of the Corporate Units has deposited a Treasury Security with the Collateral Agent, and directing that the Purchase Contract Agent instruct the Collateral Agent to release the related Note.

Upon receiving instructions from the Purchase Contract Agent and receipt of the Treasury Security, the Collateral Agent will release the related Note from the pledge and deliver it to the Purchase Contract Agent on behalf of the holder, free and clear of the Corporation’s security interest. The Purchase Contract Agent then will (in accordance with instructions provided for in the aforementioned notice from the holders):

-	cancel the 20 Corporate Units;

-	transfer the related Note to the holder; and

-	deliver 20 Treasury Units to the holder.

The Treasury Security will be substituted for the Note and will be pledged to the Corporation through the Collateral Agent to secure the holder’s obligation to purchase Common Shares under the related Purchase Contracts. The Note thereafter will be transferable separately from the Treasury Units.

Holders who create Treasury Units will be responsible for any taxes, governmental charges or other fees or expenses (including, without limitation, fees and expenses payable to the Collateral Agent) attributable to such collateral substitution. See “Certain Provisions of the Purchase Contract and Pledge Agreement—Miscellaneous.”

Recreating Corporate Units

Each holder of 20 Treasury Units will have the right, at any time, other than during a blackout period or after a successful remarketing, to substitute for the related Treasury Security held by the Collateral Agent a Note having a principal amount equal to $1,000. This substitution would recreate 20 Corporate Units and the applicable Treasury Security would be released from the pledge under the Purchase Contract and Pledge Agreement and delivered to the holder and would be transferable separately from the Corporate Units. Because Treasury Securities and Notes are issued in integral multiples of $1,000, holders of Treasury Units may make this substitution only in integral multiples of 20 Treasury Units. After a successful remarketing, holders may not recreate Corporate Units from Treasury Units.

To recreate 20 Corporate Units, a holder is required to:

-
deposit with the Collateral Agent a Note having a principal amount of $1,000, which must be purchased in the open market at the expense of the Treasury Unit holder, unless otherwise owned by the holder; and

-
transfer to the Purchase Contract Agent 20 Treasury Units, accompanied by a notice stating that the holder of the Treasury Units has deposited a Note having a principal amount of $1,000 with the Collateral Agent and directing that the Purchase Contract Agent instruct the Collateral Agent to release the related Treasury Security and to instruct the securities intermediary to transfer such Treasury Security to the Purchase Contract Agent for distribution to the holder, free and clear of the Corporation’s security interest.

Upon receiving instructions from the Purchase Contract Agent and receipt of the Note having a principal amount of $1,000, the Collateral Agent will promptly release the related Treasury Security from the pledge and promptly instruct the securities intermediary to transfer such Treasury Security to the Purchase Contract Agent for distribution to the holder, free and clear of the Corporation’s security interest. The Purchase Contract Agent then will:

-	cancel the 20 Treasury Units;

-	transfer the related Treasury Security to the holder; and

-	deliver 20 Corporate Units to the holder.

The $1,000 principal amount Note will be substituted for the Treasury Security and will be pledged to the Corporation through the Collateral Agent to secure the holder’s obligation to purchase Common Shares under the related Purchase Contracts. The Treasury Security thereafter will be transferable separately from the Corporate Units.

Holders who recreate Corporate Units will be responsible for any taxes, governmental charges or other fees or expenses (including, without limitation, fees and expenses payable to the Collateral Agent) attributable to the collateral substitution. See “Certain Provisions of the Purchase Contract and Pledge Agreement—Miscellaneous.”

Payments on the Equity Units

Holders of Corporate Units and Treasury Units will receive quarterly contract adjustment payments payable by the Corporation at the rate of     % per year on the stated amount of $50 per Equity Unit. The Corporation will make all contract adjustment payments on the Corporate Units and the Treasury Units quarterly in arrears on March 15, June 15, September 15 and December 15 of each year (except that if any such date is not a business day, contract adjustment payments will be payable on the following business day, without adjustment), commencing September 15, 2021. Unless the Purchase Contracts have been terminated (as described under “Description of the Purchase Contracts—Termination” below), the Corporation will make such contract adjustment payments until the earliest of the Purchase Contract Settlement Date, the fundamental change early settlement date (in the case of a fundamental change early settlement, as described under “Description of the Purchase Contracts—Early Settlement Upon a Fundamental Change” below) and the most recent contract adjustment payment date on or before any other early settlement with respect to the related Purchase Contracts (in the case of an early settlement as described under “Description of the Purchase Contracts—Early Settlement” below). If the Purchase Contracts have been terminated, the Corporation’s obligation to pay the contract adjustment payments, including any accrued and unpaid contract adjustment payments and deferred contract adjustment payments (including compounded contract adjustment payments thereon), will cease. In addition, holders of Corporate Units will receive quarterly cash distributions consisting of their pro rata share of interest payments on the Notes (or distributions on the Applicable Ownership Interest in the Treasury Portfolio, as applicable), equivalent to the rate of     % per year. There will be no interest payments in respect of the Treasury Securities that are a component of the Treasury Units, but to the extent that such holders of Treasury Units continue to hold the Notes that were delivered to them when they created the Treasury Units, such holders will continue to be entitled to receive the scheduled interest payments on their separate Notes for as long as they hold the Notes.

The Corporation has the right to defer payment of quarterly contract adjustment payments as described under “Description of the Purchase Contracts—Contract Adjustment Payments”.

Listing

The Corporation intends to apply to list the Corporate Units on the NYSE and expects trading to commence within 30 days of the initial issuance of the Corporate Units. Except in connection with early settlement, fundamental change early settlement, a termination event or settlement on the Purchase Contract Settlement Date with separate cash, unless and until substitution has been made as described in “—Creating Treasury Units by Substituting a Treasury Security for a Note” or “—Recreating Corporate Units,” neither the Note or Applicable Ownership Interest in the Treasury Portfolio component of a Corporate Unit nor the Treasury Security component of a Treasury Unit will trade separately from Corporate Units or Treasury Units. The Note or Applicable Ownership Interest in the Treasury Portfolio component will trade as a unit with the Purchase Contract component of the Corporate Units, and the Treasury Security component will trade as a unit with the Purchase Contract component of the Treasury Units. The Corporation will not list the Treasury Units or the Notes on any exchange or quotation system.

Ranking

The Notes, which are included in the Equity Units, will rank on a parity in right of payment with all of the Corporation’s other unsecured and unsubordinated indebtedness from time to time outstanding. The Notes will be issued under the base indenture and the first supplemental indenture (each as defined under “Description of the Remarketable Notes—Ranking”).

In addition, the Corporation’s obligations with respect to contract adjustment payments will be subordinate in right of payment to its existing and future Priority Indebtedness, including the Notes.

“Priority Indebtedness” means the principal, premium, interest and any other payment in respect of any of the following:

-	all of the Corporation’s current and future indebtedness for borrowed or purchase money whether or not evidenced by notes, debentures, bonds or other similar written instruments;

-	the Corporation’s obligations under synthetic leases, finance leases and capitalized leases;

-	the Corporation’s obligations for reimbursement under letters of credit, surety bonds, banker’s acceptances, security purchase facilities or similar facilities issued for its account;

-
any of the Corporation’s other indebtedness or obligations with respect to derivative contracts, including commodity contracts, interest rate, commodity and currency swap agreements, forward contracts and other similar agreements or arrangements; and

-	all indebtedness of others of the kinds described in the preceding categories which the Corporation has assumed, endorsed or guaranteed or with respect to which it has a similar contingent obligation.

However, “Priority Indebtedness” will not include trade accounts payable, accrued liabilities arising in the ordinary course of business (to the extent not listed above), indebtedness to the Corporation’s subsidiaries, and any other indebtedness that effectively by its terms, or expressly provides that it, ranks on parity with, or junior to, the Corporation’s obligations with respect to contract adjustment payments.

The Notes and the Corporation’s obligations with respect to contract adjustment payments will be structurally subordinated to existing or future preferred shares and indebtedness, guarantees and other liabilities, including trade payables, of its subsidiaries.

The Corporation’s subsidiaries are separate and distinct legal entities from the Corporation. The Corporation’s subsidiaries have no obligation to pay any amounts due on the Notes or the Purchase Contracts or to provide the Corporation with funds to meet its respective payment obligations on the Notes or the Purchase Contracts. Any payment of dividends, loans or advances by the Corporation’s subsidiaries to it could be subject to regulatory, statutory or contractual restrictions and will be contingent upon the subsidiaries’ earnings and business considerations. See “Trading Prices and Volumes.” The Corporation’s right to receive any assets of any of its subsidiaries upon their bankruptcy, liquidation or similar reorganization, and therefore the right of the holders of the Notes or Purchase Contracts to participate in those assets, will be structurally subordinated to the claims of that subsidiary’s creditors, including trade creditors. Even if the Corporation is a creditor of any of its subsidiaries, its rights as a creditor would be subordinate to any security interest in the assets of its subsidiaries and any indebtedness of its subsidiaries senior to that held by the Corporation.

Voting and Certain Other Rights

Prior to the delivery of Common Shares under each Purchase Contract, such Purchase Contract shall not entitle the holder of the Corporate Units or Treasury Units to any rights of a holder of Common Shares, including, without limitation, the right to vote or receive any dividends or other payments or distributions or to consent to or to receive notice as a shareholder or other rights in respect of Common Shares.

Agreed U.S. Federal Income Tax Treatment

Each beneficial owner of an Equity Unit, by purchasing a Corporate Unit, will be deemed to have agreed (unless otherwise required by any taxing authority or a change in applicable law after the initial issuance of the Equity Units) (1) to be treated as the owner of each of the Purchase Contract, the related Note and the Applicable Ownership Interests in the Treasury Portfolio or Treasury Security, as the case may be, for U.S. federal, state and local income tax purposes, (2) to treat the Note as indebtedness for all U.S. federal, state and local tax purposes, and (3) to allocate, as of the issue date, 100% of the purchase price paid for the Corporate Units to its ownership interest in the Notes and 0% to each Purchase Contract, which will establish its initial tax basis in each Purchase Contract as $0 and the beneficial owner’s initial tax basis in the Note as $50. This position will be binding on each beneficial owner of each Equity Unit, but not on the IRS. See “Material United States Federal Income Tax Considerations.”

Agreed Canadian Federal Income Tax Treatment

A Holder’s (as defined under “Material Canadian Federal Income Tax Considerations”) acquisition of an Equity Unit will be treated as an acquisition of a Note and the Purchase Contract constituting the Equity Unit. The purchase price of each Equity Unit is required to be allocated between the Note and the rights of the Holder under the Purchase Contract in order to determine the respective cost of those properties for tax purposes. The Corporation has determined that 100% of the issue price of an Equity Unit is allocable to the Note and 0% is allocable to the Purchase Contract. By purchasing the Equity Units, each Holder agrees to this allocation; however, there can be no assurance that this allocation will be accepted by the Canada Revenue Agency (the “CRA”).

See “Material Canadian Federal Income Tax Considerations.”

Repurchase of the Equity Units

The Corporation may purchase from time to time any of the Equity Units that are then outstanding by tender, in the open market, by private agreement or otherwise, subject to compliance with applicable law.

DESCRIPTION OF THE PURCHASE CONTRACTS

In this Description of the Purchase Contracts, “Algonquin” and the “Corporation” refer only to Algonquin Power & Utilities Corp. and any successor obligor, and not to any of its subsidiaries.

The following is a summary of some of the terms of the Purchase Contracts. The Purchase Contracts will be issued pursuant to the Purchase Contract and Pledge Agreement among the Corporation, the Purchase Contract Agent, the Collateral Agent, the Custodial Agent and the securities intermediary. The summaries of the Purchase Contracts and the Purchase Contract and Pledge Agreement contain a description of the material terms of the contracts but are only summaries and are not complete. This summary is subject to and is qualified by reference to all the provisions of the Purchase Contract and Pledge Agreement, the base indenture (as defined under “Description of the Remarketable Notes”), the first supplemental indenture (as defined under “Description of the Remarketable Notes”), the Notes and the form of remarketing agreement, including the definitions of certain terms used therein, which have been or will be filed and incorporated by reference as an exhibit to the registration statement of which this prospectus supplement and the accompanying base prospectus form a part.

Purchase of Common Shares

Each Purchase Contract that is a component of a Corporate Unit or a Treasury Unit will obligate its holder to purchase, and the Corporation to issue and deliver, on the Purchase Contract Settlement Date, for $50 in cash a number of Common Shares equal to the Settlement Rate (together with cash, if applicable, in lieu of any fractional Common Shares in the manner described below), in each case, unless the Purchase Contract terminates prior to that date or is settled early at the holder’s option.

The number of Common Shares issuable upon settlement of each Purchase Contract on the Purchase Contract Settlement Date (the “Settlement Rate”) will be determined as follows, subject to adjustment as described under “—Anti-dilution Adjustments” below:

(1)
If the applicable market value of the Common Shares is equal to or greater than the “threshold appreciation price” of $     , the Settlement Rate will be      Common Shares (referred to herein as the “Minimum Settlement Rate”).

Accordingly, if the applicable market value of the Common Shares is greater than the threshold appreciation price, the aggregate market value of the Common Shares issued upon settlement of each Purchase Contract will be higher than the stated amount of $50 (the “stated amount”), assuming that the market price of the Common Shares on the Purchase Contract Settlement Date is the same as the applicable market value of the Common Shares. If the applicable market value is the same as the threshold appreciation price, the aggregate market value of the Common Shares issued upon settlement will be equal to the stated amount, assuming that the market price of the Common Shares on the Purchase Contract Settlement Date is the same as the applicable market value of the Common Shares.

(2)
If the applicable market value of the Common Shares is less than the threshold appreciation price but greater than the “reference price” of $     , which is equal to the last reported sale price of the Common Shares on the NYSE on     , 2021, the Settlement Rate will be a number of Common Shares equal to $50 divided by the applicable market value, rounded to the nearest ten thousandth of a Common Share.

Accordingly, if the applicable market value of the Common Shares is less than the threshold appreciation price, but greater than the reference price, the aggregate market value of the Common Shares issued upon settlement of each Purchase Contract will be equal to the stated amount, assuming that the market price of the Common Shares on the Purchase Contract Settlement Date is the same as the applicable market value of the Common Shares.

(3)
If the applicable market value of the Common Shares is less than or equal to the reference price of $     , the Settlement Rate will be     Common Shares, which is equal to the stated amount divided by the reference price (referred to herein as the “Maximum Settlement Rate”).

Accordingly, if the applicable market value of the Common Shares is less than the reference price, the aggregate market value of the Common Shares issued upon settlement of each Purchase Contract will be less than the stated amount, assuming that the market price on the Purchase Contract Settlement Date is the same as the applicable market value of the Common Shares. If the market price of the Common Shares is the same as the reference price, the aggregate market value of the Common Shares will be equal to the stated amount, assuming that the market price of the Common Shares on the Purchase Contract Settlement Date is the same as the applicable market value of the Common Shares.

The threshold appreciation price is equal to $50 divided by the Minimum Settlement Rate (such quotient rounded to the nearest $0.01), which is $      and represents appreciation of approximately      % over the reference price.

The Minimum Settlement Rate and the Maximum Settlement Rate are referred to herein as the “Fixed Settlement Rates.”

If you elect to settle your Purchase Contract early in the manner described under “—Early Settlement,” the number of Common Shares issuable upon settlement of such Purchase Contract will be     , the Minimum Settlement Rate, subject to adjustment as described under “—Anti-dilution Adjustments.” If you elect to settle your Purchase Contract early upon a fundamental change, the number of Common Shares issuable upon settlement will be determined as described under “—Early Settlement Upon a Fundamental Change.”

The “applicable market value” means, as determined by the Corporation, the average volume-weighted average price, or VWAP, of the Common Shares for the trading days during the 20 consecutive scheduled trading-day period ending on the second scheduled trading day immediately preceding the Purchase Contract Settlement Date (the “market value averaging period”) as expressed in U.S. dollars.

The “VWAP” of the Common Shares means, for the relevant trading day:

(i)
if the Common Shares are listed on the NYSE, the per share VWAP on the NYSE as displayed under the heading Bloomberg VWAP on Bloomberg page “AQN US<EQUITY>AQR” (or its equivalent successor if that page is not available) in respect of the period from the scheduled open of trading on the relevant trading day until the scheduled close of trading on the relevant trading day (or if such VWAP is unavailable, the market price of one Common Share on such trading day determined, using a volume-weighted average method, by an investment banking firm that is nationally recognized in the United States retained for this purpose by the Corporation);

(ii)
if the Common Shares are not listed on the NYSE but are listed on the Nasdaq Global Market or the Nasdaq Global Select Market, the per share VWAP on the Nasdaq Global Market or the Nasdaq Global Select Market, as applicable, as displayed under the heading Bloomberg VWAP on Bloomberg page “AQN US<EQUITY>AQR” (or its equivalent successor if that page is not available) in respect of the period from the scheduled open of trading on the relevant trading day until the scheduled close of trading on the relevant trading day (or if such VWAP is unavailable, the market price of one Common Share on such trading day determined, using a volume-weighted average method, by an investment banking firm that is nationally recognized in the United States retained for this purpose by the Corporation);

(iii)
if the Common Shares are not listed on the NYSE, the Nasdaq Global Market or the Nasdaq Global Select Market but are listed on the TSX, the per share VWAP on the TSX as displayed under the heading Bloomberg VWAP on Bloomberg page “AQN CN<EQUITY>AQR” (or its equivalent successor if that page is not available) in respect of the period from the scheduled open of trading on the relevant trading day until the scheduled close of trading on the relevant trading day (or if such VWAP is unavailable, the market price of one Common Share on such trading day determined, using a volume-weighted average method, by an investment banking firm that is nationally recognized in the United States retained for this purpose by the Corporation); or

(iv)
if the Common Shares are not listed on the NYSE, the Nasdaq Global Market, the Nasdaq Global Select Market or the TSX, the per share VWAP on the principal U.S. or Canadian exchange or quotation system on which the Common Shares are listed or admitted for trading as displayed under the heading Bloomberg VWAP on Bloomberg page “AQN US<EQUITY>AQR” or “AQN CN<EQUITY>AQR”, as applicable (or its equivalent successor if the relevant page is not available), in respect of the period from the scheduled open of trading on the relevant trading day until the scheduled close of trading on the relevant trading day (or if such VWAP is unavailable, the market price of one Common Share on such trading day determined, using a volume-weighted average method, by an investment banking firm that is nationally recognized in the United States retained for this purpose by the Corporation).

The VWAP for any trading day will be expressed in U.S. dollars and, if expressed in a different currency for such trading day as determined above, will be translated by Corporation or its designee to U.S. dollars at the “prevailing exchange rate” (as defined below) on such trading day. The VWAP will be determined by the Corporation or its designee, except to the extent otherwise specified in this definition.

The “principal exchange” means the exchange or quotation system used at the relevant time for the purposes of calculating the VWAP of the Common Shares or that would be used for purposes of such calculation but for the unavailability of such VWAP.

“Prevailing exchange rate” means, for purposes of translating, as of any date, any amount in Canadian dollars or any other non-U.S. currency to U.S. dollars, the spot mid-rate of exchange between such currencies prevailing as of 4:00 p.m., New York City time, on such date, as displayed on, or derived from, Bloomberg page “BFIX” (or, if such page is not available, its equivalent successor page) in respect of such currencies. If such rate cannot be determined as provided in the immediately preceding sentence on such date (which, for the purpose of this definition, will be deemed to be the “affected day”), then the prevailing exchange rate for such date will be determined mutatis mutandis but with respect to the immediately preceding day on which such rate can be so determined; provided, however, that, if such immediately preceding day is before the fifth day before such affected day, or, if such rate cannot be so determined, then the prevailing exchange rate will be determined in such other manner as prescribed in good faith by the Corporation or its designee. The prevailing exchange rate will be determined by the Corporation or its designee, except to the extent otherwise specified in this definition.

A “trading day” means, for purposes of determining a VWAP or closing price, a day (i) on which the principal exchange is scheduled to be open for business and (ii) on which there has not occurred or does not exist a market disruption event. If the Common Shares are not so listed or admitted for trading, “trading day” means a “business day.”

A “scheduled trading day” means a day that is scheduled to be a trading day on the principal exchange.  If the Common Shares are not so listed or admitted for trading, “scheduled trading day” means a “business day.”

A “market disruption event” means any of the following events:

-
any suspension of, or limitation imposed on, trading by the principal exchange during the one-hour period prior to the close of trading for the regular trading session on the principal exchange (or for purposes of determining VWAP any period or periods prior to 1:00 p.m. New York City time aggregating one half hour or longer) and whether by reason of movements in price exceeding limits permitted by the principal exchange or otherwise relating to the Common Shares or in futures or options contracts relating to the Common Shares on any relevant exchange or quotation system; or

-
any event (other than a failure to open or, except for purposes of determining VWAP, a closure as described below) that disrupts or impairs the ability of market participants during the one-hour period prior to the close of trading for the regular trading session on the principal exchange (or for purposes of determining VWAP any period or periods prior to 1:00 p.m. New York City time aggregating one half hour or longer) in general to effect transactions in, or obtain market values for, the Common Shares on the principal exchange or futures or options contracts relating to the Common Shares on any relevant exchange or quotation system; or

-
the failure to open of the principal securities exchange or quotation system on which futures or options contracts relating to the Common Shares are traded or, except for purposes of determining VWAP, the closure of such exchange or quotation system prior to its respective scheduled closing time for the regular trading session on such day (without regard to after hours or other trading outside the regular trading session hours) unless such earlier closing time is announced by such exchange or quotation system at least one hour prior to the earlier of the actual closing time for the regular trading session on such day and the submission deadline for orders to be entered into such exchange or quotation system for execution at the actual closing time on such day.

If a market disruption event occurs on any scheduled trading day during the market value averaging period, the Corporation will notify holders on the calendar day on which such event occurs.

If 20 trading days for the Common Shares have not occurred during the market value averaging period, all remaining trading days will be deemed to occur on the second scheduled trading day immediately prior to the Purchase Contract Settlement Date and the VWAP of the Common Shares for each of the remaining trading days will be the VWAP of the Common Shares on that second scheduled trading day or, if such day is not a trading day, the closing price as of such day.

The “closing price” per Common Share means, on any date of determination, the closing sale price or, if no closing sale price is reported, the last reported sale price of the Common Shares on the principal exchange, or if the Common Shares are not listed on a securities exchange, the average of the last quoted bid and ask prices for the Common Shares in the over-the-counter market as reported by OTC Markets Group Inc. or similar organization, or, if those bid and ask prices are not available, the market value of the Common Shares on that date as determined by an independent investment banking firm that is nationally recognized in the United States retained by the Corporation for this purpose. The closing price for any trading day will be expressed in U.S. dollars and, if expressed in a different currency for such trading day, will be translated by the Corporation or its designee to U.S. dollars at the prevailing exchange rate on such trading day. The closing price will be determined by the Corporation or its designee, except to the extent otherwise specified in this definition.

The Corporation will not issue any fractional Common Shares upon settlement of a Purchase Contract. Instead of a fractional Common Share, the holder will receive an amount of cash equal to the percentage of a whole Common Share represented by such fractional Common Share multiplied by the closing price of the Common Shares on the trading day immediately preceding the Purchase Contract Settlement Date (or the trading day immediately preceding the relevant settlement date, in the case of early settlement). If, however, a holder surrenders for settlement at one time more than one Purchase Contract, then the number of Common Shares issuable pursuant to such Purchase Contracts will be computed based upon the aggregate number of Purchase Contracts surrendered.

Unless:

-
a holder has settled early the related Purchase Contracts by delivery of cash to the Purchase Contract Agent in the manner described under “—Early Settlement” or “—Early Settlement Upon a Fundamental Change”;

-	a holder of Corporate Units has settled the related Purchase Contracts with separate cash in the manner described under “Notice to Settle with Cash”; or

-	an event described under “—Termination” has occurred;

then, on the Purchase Contract Settlement Date,

-
in the case of Corporate Units where there has not been a successful optional or final remarketing, the holder will be deemed to have exercised its put right as described under “—Remarketing” (unless it shall have elected not to exercise such put right by delivering cash as described thereunder) and to have elected to apply the proceeds of the put price in respect of the Notes to satisfy in full the holder’s obligation to purchase Common Shares under the related Purchase Contracts;

-
in the case of Corporate Units where the Treasury Portfolio or cash has replaced the Notes as a component of the Corporate Units following a successful optional remarketing, the portion of the proceeds of the Applicable Ownership Interests in the Treasury Portfolio when paid at maturity or an amount of cash equal to the stated amount of $50 per Corporate Unit will be applied to satisfy in full the holder’s obligation to purchase Common Shares under the related Purchase Contracts and any excess proceeds will be delivered to the Purchase Contract Agent for the benefit of the holders of Corporate Units;

-
in the case of Corporate Units where the Notes have been successfully remarketed during the final remarketing period, the portion of the remarketing proceeds sufficient to satisfy the holder’s obligation to purchase  Common Shares under the related Purchase Contracts will be applied to satisfy in full the holder’s obligation to purchase Common Shares under the related Purchase Contracts and any excess proceeds will be delivered to the Purchase Contract Agent for the benefit of the holders of Corporate Units; and

-
in the case of Treasury Units, the proceeds of the related Treasury Securities, when paid at maturity, will be applied to satisfy in full the holder’s obligation to purchase Common Shares under the related Purchase Contracts and any excess proceeds will be delivered to the Purchase Contract Agent for the benefit of the holders of Treasury Units.

The relevant Common Shares will then be issued and delivered to the holder or the holder’s designee on the Purchase Contract Settlement Date. The Corporation will pay all share transfer and similar taxes attributable to the initial issuance and delivery of the Common Shares pursuant to the Purchase Contracts, unless any such tax is due because the holder requests such Common Shares to be issued in a name other than such holder’s name.

Prior to the settlement of a Purchase Contract, the Common Shares underlying each Purchase Contract will not be outstanding, and the holder of the Purchase Contract will not have any voting rights, rights to dividends or other distributions or other rights of a holder of Common Shares by virtue of holding such Purchase Contract.

By purchasing a Corporate Unit or a Treasury Unit, a holder will be deemed to have, among other things:

-
irrevocably appointed the Purchase Contract Agent as its attorney-in-fact to enter into and perform the related Purchase Contract and the Purchase Contract and Pledge Agreement in the name of and on behalf of such holder;

-
agreed to be bound by the terms and provisions of the Corporate Units or Treasury Units, as applicable, including, but not limited to, the terms of the related Purchase Contract and the Purchase Contract and Pledge Agreement, for so long as the holder remains a holder of Corporate Units or Treasury Units;

-
consented to and agreed to be bound by the pledge of such holder’s right, title and interest in and to its undivided beneficial ownership interest in Notes, the portion of the Treasury Portfolio (or cash) described in the first clause of the definition of “Applicable Ownership Interest,” or the Treasury Securities, as applicable, and the delivery of such collateral by the Purchase Contract Agent to the Collateral Agent; and

-
agreed to the satisfaction of the holder’s obligations under the Purchase Contracts with the proceeds of the pledged undivided beneficial ownership in the Notes, Treasury Portfolio (or cash), Treasury Securities or put price, as applicable, in the manner described above if the option to settle the Purchase Contracts through payment of separate cash is not elected.

Remarketing

The Corporation has agreed to enter into a remarketing agreement with one or more remarketing agents, the “remarketing agent,” no later than 20 days prior to the first day of the final remarketing period or, if the Corporation elects to conduct an optional remarketing, no later than 20 days prior to the first day of the optional remarketing period.

During a blackout period that relates to each remarketing period:

-	you may not settle a Purchase Contract early;

-	you may not create Treasury Units; and

-	you may not recreate Corporate Units from Treasury Units.

Each of an “optional remarketing” and a “final remarketing” is referred to herein as a “remarketing.” In a remarketing, the Notes that are a part of Corporate Units (except, in the case of a final remarketing, where the holder has elected to settle the Purchase Contract through payment of separate cash) and any separate Notes whose holders have elected to participate in the remarketing, as described under “Description of the Remarketable Notes—Remarketing of the Notes That Are Not Included in Corporate Units,” will be remarketed.

Following any successful remarketing of the Notes:

-	the interest rate on the Notes may be reset as described below and under “Description of the Remarketable Notes—Interest Rate Reset” below;

-	interest will be payable on the Notes semi-annually on June 15 and December 15 of each year; and

-
the Notes will cease to be redeemable at the Corporation’s option, and the provisions described under “Description of the Remarketable Notes—Redemption at the Corporation’s Option” and “—Redemption Procedures” will no longer apply to the Notes.

All such modifications will take effect only if the remarketing is successful, without the consent of holders, on the optional remarketing settlement date or the Purchase Contract Settlement Date, as the case may be, and will apply to all Notes, whether or not included in the remarketing. All other terms of the Notes will remain unchanged.

In order to remarket the Notes, the remarketing agent, in consultation with the Corporation, may reset the interest rate on the Notes (either upward or downward) in order to produce the required price in the remarketing, as discussed under “—Optional Remarketing” and “—Final Remarketing” below.

The Corporation will use commercially reasonable efforts to ensure that, if required by applicable law in the United States and/or Canada, a registration statement (including a prospectus), and/or prospectus in Canada, with regard to the full amount of the Notes to be remarketed will be effective under the applicable securities laws in a form that may be used by the remarketing agent in connection with the remarketing (unless a registration statement and/or prospectus is not required under the applicable laws and regulations that are in effect at that time or unless the Corporation conducts any remarketing in accordance with an exemption under applicable securities laws).

The Corporation will separately pay a fee to the remarketing agent for its services as remarketing agent. Holders whose Notes are remarketed will not be responsible for the payment of any remarketing fee in connection with the remarketing.

Optional Remarketing

Unless a termination event has occurred, the Corporation may elect, at its option, to engage the remarketing agent pursuant to the terms of the remarketing agreement, to remarket the Notes over a period selected by the Corporation that begins on or after March 13, 2024 (the second business day immediately preceding the last interest payment date prior to the Purchase Contract Settlement Date) and ends any time on or before May 30, 2024 (the eighth calendar day immediately preceding the first day of the final remarketing period). This period is referred to herein as the “optional remarketing period,” a remarketing that occurs during the optional remarketing period as an “optional remarketing” and the date the Notes are priced in an optional remarketing as the “optional remarketing date.” In any optional remarketing, the aggregate principal amount of the Notes that are a part of Corporate Units and any separate Notes whose holders have elected to participate in the optional remarketing, as described under “Description of the Remarketable Notes—Remarketing of the Notes That Are Not Included in Corporate Units,” will be remarketed. If the Corporation elects to conduct an optional remarketing, the remarketing agent will use its commercially reasonable efforts to obtain a price for the Notes that results in proceeds of at least 100% of the aggregate of the Treasury Portfolio purchase price (as defined below) and the separate Notes purchase price (as defined below). To obtain that price, the remarketing agent may, in consultation with the Corporation, reset the interest rate, as described under “Description of the Remarketable Notes—Interest Rate Reset.” The Corporation will request that the depository notify its participants holding Corporate Units, Treasury Units and separate Notes of its election to conduct an optional remarketing no later than five business days prior to the date the Corporation begins the optional remarketing.

An optional remarketing on any remarketing date will be considered successful if the remarketing agent is able to remarket the Notes for a price of at least 100% of the Treasury Portfolio purchase price and the separate Notes purchase price.

Following a successful optional remarketing of the Notes, on the optional remarketing settlement date (as defined below), the portion of the remarketing proceeds equal to the Treasury Portfolio purchase price will, except as described below, be used to purchase the Treasury Portfolio and the remaining proceeds attributable to the Notes underlying the Corporate Units will be remitted to the Purchase Contract Agent for distribution pro rata to the holders of such Corporate Units. The portion of the proceeds attributable to the separate Notes sold in the remarketing will be remitted to the Custodial Agent for distribution on the optional remarketing settlement date pro rata to the holders of such separate Notes.

If the Corporation elects to conduct an optional remarketing and the remarketing is successful:

-
settlement with respect to the remarketed Notes will occur on the second business day following the optional remarketing date, unless the remarketed Notes are priced after 4:30 p.m. New York City time on the optional remarketing date, in which case settlement will occur on the third business day following the optional remarketing date (such settlement date is referred to herein as the “optional remarketing settlement date”);

-
the interest rate on the Notes will be reset by the remarketing agent in consultation with the Corporation on the optional remarketing date and will become effective on the optional remarketing settlement date, if applicable;

-	the other modifications to the terms of the Notes, as described under “—Remarketing,” will become effective;

-
after the optional remarketing settlement date, your Corporate Units will consist of a Purchase Contract and the Applicable Ownership Interest in the Treasury Portfolio (or cash), as described herein; and

-	you may no longer create Treasury Units or recreate Corporate Units from Treasury Units.

If the Corporation does not elect to conduct an optional remarketing during the optional remarketing period or no optional remarketing succeeds for any reason, the Notes will continue to be a component of the Corporate Units or will continue to be held separately and the remarketing agent will use its commercially reasonable efforts to remarket the Notes during the final remarketing period.

For the purposes of a successful optional remarketing, “Treasury Portfolio purchase price” means the lowest aggregate ask-side price quoted by a primary U.S. government securities dealer in New York City to the quotation agent selected by the Corporation between 9:00 a.m. and 4:00 p.m., New York City time, on the optional remarketing date for the purchase of the Treasury Portfolio for settlement on the optional remarketing settlement date; provided that if the Treasury Portfolio consists of cash, “Treasury Portfolio purchase price” means the amount of such cash.

Following a successful optional remarketing and receipt of the proceeds, the Collateral Agent will purchase, at the Treasury Portfolio purchase price, a Treasury Portfolio consisting of:

-
U.S. Treasury securities (or principal or interest strips thereof) that mature on or prior to the Purchase Contract Settlement Date in an aggregate amount at maturity equal to the principal amount of the Notes underlying the undivided beneficial ownership interests in Notes included in the Corporate Units on the optional remarketing date; and

-
U.S. Treasury securities (or principal or interest strips thereof) that mature on or prior to the Purchase Contract Settlement Date in an aggregate amount at maturity equal to the aggregate interest payment (assuming no reset of the interest rate) that would have been paid to the holders of the Corporate Units on the Purchase Contract Settlement Date on the principal amount of the Notes underlying the undivided beneficial ownership interests in Notes included in the Corporate Units on the optional remarketing date.

If U.S. Treasury securities (or principal or interest strips thereof) that are to be included in the Treasury Portfolio in connection with a successful optional remarketing have a yield that is less than zero, the Treasury Portfolio will consist of an amount in cash equal to the aggregate principal amount at maturity of the U.S. Treasury securities described in the bullet points above. If the provisions set forth in this paragraph apply, references in this prospectus supplement to a “Treasury Security” and “U.S. Treasury securities (or principal or interest strips thereof)” in connection with the Treasury Portfolio will, thereafter, be deemed to be references to such amount in cash.

The applicable undivided beneficial ownership interests in the Treasury Portfolio will be substituted for the undivided beneficial ownership interests in Notes that are components of the Corporate Units and the portion of the Treasury Portfolio described in the first bullet above will be pledged to the Corporation through the Collateral Agent to secure the Corporate Unit holders’ obligation under the Purchase Contracts. On the Purchase Contract Settlement Date, for each Corporate Unit, $50 of the proceeds from the Treasury Portfolio will automatically be applied to satisfy the Corporate Unit holder’s obligation to purchase Common Shares under the Purchase Contract. In addition, proceeds from the portion of the Treasury Portfolio described in the second bullet above, which will equal the interest payment (assuming no reset of the interest rate) that would have been paid on the Notes that were components of the Corporate Units at the time of remarketing, will be paid on the Purchase Contract Settlement Date to the holders of the Corporate Units.

If the Corporation elects to remarket the Notes during the optional remarketing period and a successful remarketing has not occurred on or prior to May 30, 2024 (the last day of the optional remarketing period), the Corporation will cause a notice of the failed remarketing to be published no later than 9:00 a.m., New York City time, on the business day immediately following the last date of the optional remarketing period. This notice will be validly published by a timely press release to an appropriate Canadian and U.S. news agency and by furnishing such information with the SEC in a Form 6-K and file such information with Canadian securities regulators on SEDAR. The Corporation will similarly cause a notice of a successful remarketing of the Notes to be published by press release and furnish such information with the SEC in a Form 6-K and file such information with Canadian securities regulators on SEDAR no later than 9:00 a.m., New York City time, on the business day immediately following the date of such successful remarketing.

On each business day during any optional remarketing period, the Corporation has the right in its sole and absolute discretion to determine whether or not an optional remarketing will be attempted. At any time and from time to time during the optional remarketing period prior to the announcement of a successful optional remarketing, the Corporation has the right to postpone any optional remarketing in its sole and absolute discretion.

Final Remarketing

Unless a termination event or a successful optional remarketing has previously occurred, the Corporation will remarket the Notes during the five-business day period ending on, and including, June 13, 2024 (the second business day immediately preceding the Purchase Contract Settlement Date). This period is referred to herein as the “final remarketing period,” the remarketing during this period as the “final remarketing” and the date the Notes are priced in the final marketing is referred to herein as the “final remarketing date.” In the final remarketing, the aggregate principal amount of the Notes that are a part of Corporate Units (except where the holder has elected to settle the Purchase Contract through payment of separate cash) and any separate Notes whose holders have elected to participate in the final remarketing will be remarketed. The remarketing agent will use its commercially reasonable efforts to obtain a price for the Notes to be remarketed that results in proceeds of at least 100% of the principal amount of all the Notes offered in the remarketing. To obtain that price, the remarketing agent, in consultation with the Corporation, may reset the interest rate on the Notes as described under “Description of the Remarketable Notes—Interest Rate Reset.” The Corporation will request that the depository notify its participants holding Corporate Units, Treasury Units and separate Notes of the final remarketing no later than seven days prior to the first day of the final remarketing period. In such notice, the Corporation will set forth the dates of the final remarketing period, applicable procedures for holders of separate Notes to participate in the final remarketing, the applicable procedures for holders of Corporate Units to create Treasury Units and for holders of Treasury Units to recreate Corporate Units, the applicable procedures for holders of Corporate Units to settle their Purchase Contracts early and any other applicable procedures, including the procedures that must be followed by a holder of separate Notes in the case of a failed remarketing if a holder of separate Notes wishes to exercise its right to put its Notes to the Corporation as described below and under “Description of the Remarketable Notes—Put Option upon Failed Remarketing.” The Corporation has the right to postpone the final remarketing in its sole and absolute discretion on any day prior to the last three business days of the final remarketing period.

A remarketing during the final remarketing period will be considered successful if the remarketing agent is able to remarket the Notes for a price of at least 100% of the aggregate principal amount of all the Notes offered in the remarketing.

If the final remarketing is successful:

-	settlement with respect to the remarketed Notes will occur on the Purchase Contract Settlement Date;

-
the interest rate of the Notes will be reset by the remarketing agent in consultation with the Corporation, and will become effective on the reset effective date, which will be the Purchase Contract Settlement Date, as described under “Description of the Remarketable Notes—Interest Rate Reset” below;

-	the other modifications to the terms of the Notes, as described under “—Remarketing,” will become effective;

-
the Collateral Agent will remit the portion of the proceeds it receives equal to the total principal amount of the Notes underlying the Corporate Units to the Corporation to satisfy in full the Corporate Unit holders’ obligations to purchase Common Shares under the related Purchase Contracts, any excess proceeds attributable to Notes underlying Corporate Units that were remarketed will be remitted to the Purchase Contract Agent for distribution pro rata to the holders of such Notes and proceeds from the final remarketing attributable to the separate Notes remarketed will be remitted to the Custodial Agent for distribution pro rata to the holders of the remarketed separate Notes; and

-
any accrued and unpaid interest on the Notes, will be paid in cash by the Corporation on the Purchase Contract Settlement Date to the holders of such Notes as of the relevant record date (whether or not such Notes were remarketed in such successful final remarketing).

Unless a termination event has occurred, a holder has effected an early settlement or a fundamental change early settlement, or there has been a successful optional remarketing, each Corporate Unit holder has the option at any time on or after the date the Corporation gives notice of a final remarketing to notify the Purchase Contract Agent in writing at any time prior to 4:00 p.m., New York City time, on the second business day immediately prior to the first day of the final remarketing period of its intention to settle the related Purchase Contracts on the Purchase Contract Settlement Date with separate cash and to provide that cash on or prior to the business day immediately prior to the first day of the final remarketing period, as described under “—Notice to Settle with Cash.” The Notes of any holder of Corporate Units who has not given this notice or failed to deliver the cash will be remarketed during the final remarketing period. In addition, holders of Notes that do not underlie Corporate Units may elect to participate in the remarketing as described under “Description of the Remarketable Notes—Remarketing of Notes That Are Not Included in Corporate Units.”

If, in spite of using its commercially reasonable efforts, the remarketing agent cannot remarket the Notes during the final remarketing period at a price equal to or greater than 100% of the aggregate principal amount of the Notes offered in the remarketing, a condition precedent set forth in the remarketing agreement has not been fulfilled or a successful remarketing has not occurred for any other reason, in each case resulting in a “failed remarketing,” holders of all Notes will have the right to put their Notes to the Corporation for an amount equal to the principal amount of their Notes (the “put price”). The conditions precedent in the remarketing agreement will include, but not be limited to, the timely filing with the SEC and applicable Canadian securities regulators of all material related to the remarketing required to be filed by the Corporation, the truth and correctness of certain representations and warranties made by the Corporation in the remarketing agreement, the furnishing of certain officer’s certificates to the remarketing agent, and the receipt by the remarketing agent of customary “comfort letters” from the Corporation’s auditors and opinions of counsel.

A holder of Corporate Units will be deemed to have automatically exercised this put right with respect to the Notes underlying such Corporate Units unless the holder has provided a written notice to the Purchase Contract Agent of its intention to settle the Purchase Contract with separate cash as described below under “—Notice to Settle with Cash” prior to 4:00 p.m., New York City time, on the second business day immediately prior to the Purchase Contract Settlement Date, and on or prior to the business day immediately preceding the Purchase Contract Settlement Date has delivered the $50 in cash per Purchase Contract. Settlement with separate cash may only be effected in integral multiples of 20 Corporate Units. If a holder of Corporate Units elects to settle with separate cash, upon receipt of the required cash payment, the related Notes underlying the Corporate Units will be released from the pledge under the Purchase Contract and Pledge Agreement and delivered promptly to the Purchase Contract Agent for delivery to the holder. The holder of the Corporate Units will then receive the applicable number of Common Shares on the Purchase Contract Settlement Date. The cash received by the Collateral Agent upon this settlement with separate cash may, upon the Corporation’s written direction, be invested in permitted investments, as defined in the Purchase Contract and Pledge Agreement, and the portion of the proceeds equal to the aggregate purchase price of all Purchase Contracts of such holders will be paid to the Corporation on the Purchase Contract Settlement Date. Permitted investments may include investments for which the Collateral Agent or its affiliates serve as manager, investment advisor, administrator, shareholder, servicing agent and/or custodian or sub-custodian and for which the Collateral Agent may receive fees. Any excess funds received by the Collateral Agent in respect of any such permitted investments over the aggregate purchase price remitted to the Corporation in satisfaction of the obligations of the holders under the Purchase Contracts will be distributed to the Purchase Contract Agent for ratable payment to the applicable holders who settled with separate cash. If a failed remarketing has occurred, unless a holder of Corporate Units has elected to settle the related Purchase Contracts with separate cash and delivered the separate cash on or prior to the business day immediately preceding the Purchase Contract Settlement Date, the holder will be deemed to have elected to apply the put price against the holder’s obligations to pay the aggregate purchase price for the Common Shares to be issued under the related Purchase Contracts, thereby satisfying the obligations in full, and the Corporation will deliver to the holder Common Shares pursuant to the related Purchase Contracts.

If a successful final remarketing has not occurred on or prior to June 13, 2024 (the last day of the final remarketing period), the Corporation will cause a notice of the failed remarketing of the Notes to be published no later than 9:00 a.m., New York City time, on the business day immediately following the last date of the final remarketing period. This notice will be validly published by a timely press release to an appropriate Canadian and U.S. news agency and by furnishing such information with the SEC in a Form 6-K and file such information with Canadian securities regulators on SEDAR.

Early Settlement

Subject to the conditions described below, a holder of Corporate Units or Treasury Units may settle the related Purchase Contracts at any time prior to 4:00 p.m., New York City time, on the second business day immediately preceding the Purchase Contract Settlement Date, other than during a blackout period in the case of Corporate Units. An early settlement may be made only in integral multiples of 20 Corporate Units or 20 Treasury Units; however, if the Treasury Portfolio has replaced the Notes as a component of the Corporate Units following a successful optional remarketing, holders of Corporate Units may settle early only in integral multiples of       Corporate Units. In order to settle Purchase Contracts early, a holder of Equity Units must deliver to the Purchase Contract Agent at the corporate trust office of the Purchase Contract Agent or its agent, in each case, in the continental United States of America, (1) a completed “Election to Settle Early” form, along with the Corporate Unit or Treasury Unit certificate, if they are in certificated form and (2) a cash payment in immediately available funds in an amount equal to:

-	$50 multiplied by the number of Purchase Contracts being settled; plus

-
if the early settlement date occurs during the period from the close of business on any record date next preceding any contract adjustment payment date to the opening of business on such contract adjustment payment date, an amount equal to the contract adjustment payments payable on such contract adjustment payment date, unless the Corporation has elected to defer the contract adjustment payments payable on such contract adjustment payment date.

So long as you hold Equity Units as a beneficial interest in a global security certificate deposited with the depository, procedures for early settlement will also be governed by applicable depository procedures and standing arrangements between the depository and the Purchase Contract Agent or the Corporation.

The early settlement right is also subject to the conditions that (i) if required under U.S. federal securities laws, the Corporation has a registration statement under the U.S. Securities Act in effect and an available prospectus covering the Common Shares and other securities, if any, deliverable upon settlement of a Purchase Contract, and (ii) if required under Canadian securities laws, an appropriate final Canadian prospectus be filed for the same purpose. The Corporation has agreed that, if such a U.S. registration statement and prospectus or Canadian prospectus is required, the Corporation will use its commercially reasonable efforts to, as applicable, (1) have a registration statement in effect covering those Common Shares and other securities, if any, to be delivered in respect of the Purchase Contracts being settled and provide a prospectus in connection therewith, and/or (2) prepare, file, receive a receipt for and deliver a final Canadian prospectus, in each case in a form that may be used in connection with the early settlement right (it being understood that if there is a material business transaction or development that has not yet been publicly disclosed, the Corporation will not be required to file such registration statement or provide such a prospectus or prepare, file or deliver such a final Canadian prospectus, and the early settlement right will not be available, until the Corporation has publicly disclosed such transaction or development, provided that the Corporation will use commercially reasonable efforts to make such disclosure as soon as it is commercially reasonable to do so). In the event that a holder seeks to exercise its early settlement right and a registration statement is required to be effective, or a final Canadian prospectus is required to be delivered, in connection with the exercise of such right but no such registration statement is then effective or no such prospectus has been delivered, the holder’s exercise of such right will be void unless and until such a registration statement is effective or such a prospectus is delivered. For the avoidance of doubt, if exercise is so voided, the holder shall continue to be entitled to contract adjustment payments in respect of the relevant Purchase Contracts.

Upon early settlement, except as described below in “—Early Settlement Upon a Fundamental Change,” the Corporation will sell, and the holder will be entitled to buy, the Minimum Settlement Rate of      Common Shares (or in the case of an early settlement following a reorganization event, such number of exchange property units, as described under “—Reorganization Events” below) for each Purchase Contract being settled (regardless of the market price of the Common Shares on the date of early settlement), subject to adjustment under the circumstances described under “—Anti-dilution Adjustments” below. The Corporation will cause, on the second business day after the applicable early settlement date, (1) the Common Shares to be issued and (2) the related Notes or Applicable Ownership Interests in the Treasury Portfolio or Treasury Securities, as the case may be, underlying the Equity Units and securing such Purchase Contracts to be released from the pledge under the Purchase Contract and Pledge Agreement, and delivered to the Purchase Contract Agent for delivery to the holder. Upon early settlement, the holder will be entitled to receive any accrued and unpaid contract adjustment payments (including any accrued and unpaid deferred contract adjustment payments and compounded contract adjustment payments thereon) to, but excluding, the contract adjustment payment date immediately preceding the early settlement date. The holder’s right to receive future contract adjustment payments will also terminate.

If the Purchase Contract Agent receives a completed “Election to Settle Early” form (along with the Corporate Unit or Treasury Unit certificate, if they are in certificated form) and payment of $50 for each Purchase Contract being settled (and, if required, an amount equal to the contract adjustment payments payable on the next contract adjustment payment date) prior to 4:00 p.m., New York City time, on any business day and all conditions to early settlement have been satisfied, then that day will be considered the early settlement date. If the Purchase Contract Agent receives the foregoing at or after 4:00 p.m., New York City time, on any business day or at any time on a day that is not a business day, then the next business day will be considered the early settlement date.

Early Settlement Upon a Fundamental Change

If a “fundamental change” (as defined below) occurs prior to the 20th business day preceding the Purchase Contract Settlement Date, then, following the fundamental change, each holder of a Purchase Contract, subject to certain conditions described in this prospectus supplement, will have the right to accelerate and settle the Purchase Contract early on the fundamental change early settlement date (as defined below) at the Settlement Rate determined as if the applicable market value equaled the share price (as defined below), plus an additional make-whole amount of Common Shares (such additional make-whole amount of Common Shares being hereafter referred to as the “make-whole shares”). This right is referred to herein as the “fundamental change early settlement right.”

The Corporation will provide each of the holders and the Purchase Contract Agent with a notice of the completion of a fundamental change within 10 business days after the effective date of a fundamental change. The notice will specify (1) a date (subject to postponement as described below, the “fundamental change early settlement date”), which will be at least 10 days after the date of the notice but no later than the earlier of 20 days after the date of such notice and one business day prior to the Purchase Contract Settlement Date, on which date the Corporation will deliver Common Shares to holders who exercise the fundamental change early settlement right, (2) the date by which holders must exercise the fundamental change early settlement right, (3) the applicable Settlement Rate and number of make-whole shares, (4) the amount and kind (per Common Share) of the cash, securities and other consideration receivable by the holder upon settlement and (5) the amount of accrued and unpaid contract adjustment payments (including any deferred contract adjustment payments and compounded contract adjustment payments thereon), if any, that will be paid upon settlement to holders exercising the fundamental change early settlement right. To exercise the fundamental change early settlement right, you must deliver to the Purchase Contract Agent at the corporate trust office of the Purchase Contract Agent or its agent, in each case, in the continental United States of America, during the period beginning on the date the Corporation delivers notice that a fundamental change has occurred and ending at 4:00 p.m., New York City time, on the second business day immediately preceding the fundamental change early settlement date (such period, subject to extension as described below, the “fundamental change exercise period”), the certificate evidencing your Corporate Units or Treasury Units if they are held in certificated form, and payment of $50 for each Purchase Contract being settled in immediately available funds.

A “fundamental change” will be deemed to have occurred if any of the following occurs:

(1)
a “person” or “group” within the meaning of Section 13(d) of the U.S. Exchange Act has become the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the U.S. Exchange Act, of Common Shares representing more than 50% of the voting power of the Common Shares;

S-66

(2)
(A) the Corporation is involved in a consolidation, merger, arrangement or amalgamation with or into any other person, or any other similar transaction or series of related transactions (other than a consolidation, merger, arrangement or amalgamation or similar transaction that does not result in the conversion or exchange of outstanding Common Shares), in each case, in which 90% or more of the outstanding Common Shares are exchanged for or converted into cash, securities or other property, greater than 10% of the value of which consists of cash, securities or other property that is not (or will not be upon or immediately following the effectiveness of such consolidation, merger or other transaction) common shares listed on the NYSE, the Nasdaq Global Select Market, the Nasdaq Global Market or the TSX (or any of their respective successors) or (B) the consummation of any sale, lease or other transfer in one transaction or a series of related transactions of all or substantially all of the Corporation’s consolidated assets to any person or persons other than one of its subsidiaries;

(3)	the Common Shares cease to be listed on at least one of the NYSE, the Nasdaq Global Select Market, the Nasdaq Global Market and the TSX (or any of their respective successors); or

(4)	the Corporation’s shareholders approve the Corporation’s liquidation, dissolution or termination.

For the avoidance of doubt, if the Corporation is involved in a consolidation, merger, arrangement or amalgamation with or into any other person, or any other similar transaction or series of related transactions (other than a consolidation, merger, arrangement or amalgamation or similar transaction that does not result in the conversion or exchange of outstanding Common Shares) that also constitutes a transaction described in clause (1) of the “fundamental change” definition, the determination of whether such consolidation, merger or other similar transaction or series of related transactions constitutes a “fundamental change” shall be governed solely by clause (2)(A) of the “fundamental change” definition.

If you exercise the fundamental change early settlement right, the Corporation will deliver to you on the fundamental change early settlement date for each Purchase Contract with respect to which you have elected fundamental change early settlement, a number of shares (or exchange property units, if applicable) equal to the Settlement Rate described above plus the additional make-whole shares (net of applicable withholding, if any). In addition, on the fundamental change early settlement date, the Corporation will pay you the amount of any accrued and unpaid contract adjustment payments (including any deferred contract adjustment payments and compounded contract adjustment payments thereon) to, but excluding, the fundamental change early settlement date, unless the date on which the fundamental change early settlement right is exercised occurs following any record date and prior to the related scheduled contract adjustment payment date, and the Corporation is not deferring the related contract adjustment payment, in which case the Corporation will instead pay the applicable accrued and unpaid contract adjustment payments to the holder as of such record date. You will also receive on the fundamental change early settlement date the Notes or the Applicable Ownership Interest in the Treasury Portfolio or Treasury Securities underlying the Corporate Units or Treasury Units, as the case may be, with respect to which you are effecting a fundamental change early settlement, which, in each case, shall have been released from the pledge under the Purchase Contract and Pledge Agreement. If you do not elect to exercise your fundamental change early settlement right, your Corporate Units or Treasury Units will remain outstanding and will be subject to normal settlement on the Purchase Contract Settlement Date.

The Corporation has agreed that, if required under the U.S. federal securities laws or Canadian securities laws, the Corporation will use its commercially reasonable efforts (1) to (a) have in effect throughout the fundamental change exercise period a registration statement covering the Common Shares and other securities, if any, to be delivered in respect of the Purchase Contracts being settled and (b) provide a prospectus in connection therewith, and (2) to prepare, file, receive a receipt for and deliver a final Canadian prospectus, in each case in a form that may be used in connection with the fundamental change early settlement (it being understood that for so long as there is a material business transaction or development that has not yet been publicly disclosed (but in no event for a period longer than 90 days), the Corporation will not be required to file such registration statement, provide such a prospectus or prepare, file and deliver such a final Canadian prospectus, and the fundamental change early settlement right will not be available, until the Corporation has publicly disclosed such transaction or development, provided that the Corporation will use commercially reasonable efforts to make such disclosure as soon as it is commercially reasonable to do so). In the event that a holder seeks to exercise its fundamental change early settlement right and a registration statement is required to be effective in connection with the exercise of such right but no such registration statement is then effective, no final Canadian prospectus has been delivered or a blackout period is continuing, the holder’s exercise of such right will be void unless and until such a registration statement is effective or such a final Canadian prospectus has been delivered and, in either case, no blackout period is continuing. For the avoidance of doubt, if exercise is so voided, the holder shall continue to be entitled to contract adjustment payments in respect of the relevant Purchase Contracts. The fundamental change exercise period will be extended by the number of days during such period on which no such registration statement is effective or a blackout period is continuing (provided that the fundamental change exercise period will not be extended beyond the fourth business day preceding the Purchase Contract Settlement Date) and the fundamental change early settlement date will be postponed to the second business day following the end of the fundamental change exercise period. If, but for the proviso contained in the immediately preceding sentence, the fundamental change early settlement date would occur on or after the Purchase Contract Settlement Date, the Corporation will deliver to any holder of Purchase Contracts on the Purchase Contract Settlement Date the applicable number of make-whole shares in addition to a number of shares equal to the Settlement Rate, determined as if the applicable market value were equal to the relevant share price.

Unless the Treasury Portfolio has replaced the Notes as a component of the Corporate Units as a result of a successful remarketing, holders of Corporate Units may exercise the fundamental change early settlement right only in integral multiples of 20 Corporate Units. If the Treasury Portfolio has replaced the Notes as a component of Corporate Units, holders of the Corporate Units may exercise the fundamental change early settlement right only in integral multiples of      Corporate Units.

A holder of Treasury Units may exercise the fundamental change early settlement right only in integral multiples of 20 Treasury Units.

Calculation of Make-Whole Shares. The number of make-whole shares per Purchase Contract applicable to a fundamental change early settlement will be calculated by the Corporation and will be determined by reference to the table below, based on the date on which the fundamental change occurs or becomes effective (the “effective date”) and the “share price” in the fundamental change, which will be:

•	in the case of a fundamental change described in clause (2) above where the holders of Common Shares receive only cash in the fundamental change, the cash amount paid per Common Share; or

•	otherwise, the average of the closing prices of the Common Shares over the 20 trading-day period ending on the trading day immediately preceding the effective date of the fundamental change.

The share price will be expressed in U.S. dollars and, if expressed in a different currency, will be translated by the Corporation or its designee to U.S. dollars at the prevailing exchange rate on such trading day. The share price will be determined by the Corporation or its designee.

Share Price on Effective Date
Effective Date	$	$	$	$	$	$	$	$	$	$	$	$	$
June , 2021
June 15, 2022
June 15, 2023
June 15, 2024

The share prices set forth in the second row of the table (i.e., the column headers) will be adjusted upon the occurrence of certain events requiring anti-dilution adjustments to the Fixed Settlement Rates in a manner inversely proportional to the adjustments to the Fixed Settlement Rates.

Each of the make-whole share amounts in the table will be subject to adjustment in the same manner and at the same time as the Fixed Settlement Rates as set forth under “—Anti-dilution Adjustments.”

The exact share price and effective date applicable to a fundamental change may not be set forth on the table, in which case:

-
if the share price is between two share prices on the table or the effective date is between two effective dates on the table, the number of make-whole shares will be determined by straight line interpolation between the make-whole share amounts set forth for the higher and lower share prices and the two effective dates based on a 365-day year, as applicable;

-
if the share price is in excess of $      per share (subject to adjustment in the same manner as the share prices set forth in the second row of the table as described above), then the make-whole share amount will be zero; and

-
if the share price is less than $      per share (subject to adjustment in the same manner as the share prices set forth in the second row of the table as described above) (the “minimum share price”), then the make-whole share amount will be determined as if the share price equaled the minimum share price, using straight line interpolation, as described above, if the effective date is between two effective dates on the table.

Notice to Settle with Cash

Unless (i) a termination event has occurred, (ii) a holder effects an early settlement or a fundamental change early settlement with respect to the underlying Purchase Contract, or (iii) a successful remarketing has occurred, a holder of Corporate Units may settle the related Purchase Contract with separate cash by delivering the Corporate Unit certificate, if in certificated form, to the Purchase Contract Agent at the corporate trust office of the Purchase Contract Agent or its agent, in each case, in the continental United States, with the completed “Notice to Settle with Cash” form at any time on or after the date the Corporation gives notice of a final remarketing and prior to 4:00 p.m., New York City time on the second business day immediately preceding the first day of the final remarketing period or, if there has been a failed final remarketing, on the second business day immediately preceding the Purchase Contract Settlement Date. Holders of Corporate Units may only cash-settle Corporate Units in integral multiples of 20 Corporate Units.

The holder must also deliver to the securities intermediary the required cash payment in immediately available funds. Such payment must be delivered prior to 4:00 p.m., New York City time, on the first business day immediately preceding the final remarketing period or, if there has been a failed remarketing, on the first business day immediately preceding the Purchase Contract Settlement Date.

Upon receipt of the cash payment, the related Note will be released from the pledge arrangement and transferred to the Purchase Contract Agent for distribution to the holder of the related Corporate Units. The holder of the Corporate Units will then receive the applicable number of Common Shares on the Purchase Contract Settlement Date.

If a holder of Corporate Units that has given notice of its election to settle with cash fails to deliver the cash by the applicable time and date specified above, such holder shall be deemed to have consented to the disposition of its Notes in the final remarketing, or to have exercised its put right (as described under “—Remarketing” above), in each case, as applicable.

Any cash received by the Collateral Agent upon cash settlement may, upon the Corporation’s written direction, be invested in permitted investments, as defined in the Purchase Contract and Pledge Agreement, and the portion of the proceeds equal to the aggregate purchase price of all Purchase Contracts of such holders will be paid to the Corporation on the Purchase Contract Settlement Date. Any excess funds received by the Collateral Agent in respect of permitted investments over the aggregate purchase price remitted to the Corporation in satisfaction of the obligations of the holders under the Purchase Contracts will be distributed to the Purchase Contract Agent for payment to the holders who settled with cash.

Contract Adjustment Payments

Contract adjustment payments in respect of Corporate Units and Treasury Units will be fixed at a rate per year of      % of the stated amount of $50 per Purchase Contract. Contract adjustment payments payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. Contract adjustment payments will accrue from the date of issuance of the Purchase Contracts and will be payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, commencing September 15, 2021.

Contract adjustment payments will be payable to the holders of Purchase Contracts as they appear on the books and records of the Purchase Contract Agent at the close of business on the relevant record dates, which will be the first day of the month in which the relevant payment date falls (whether or not a business day). These distributions will be paid through the Purchase Contract Agent, which will hold amounts received in respect of the contract adjustment payments for the benefit of the holders of the Purchase Contracts relating to the Equity Units. Subject to any applicable laws and regulations, each such payment will be made as described under “Certain Provisions of the Purchase Contract and Pledge Agreement—Book-Entry System.”

If any date on which contract adjustment payments are to be made on the Purchase Contracts related to the Corporate Units or Treasury Units is not a business day, then payment of the contract adjustment payments payable on that date will be made on the next succeeding day that is a business day, and no interest or payment will be paid in respect of the delayed contract adjustment payment regardless of whether the holder of such Purchase Contract elects to settle such Purchase Contract early (whether at its option or in connection with a fundamental change) following such record date.

The Corporation’s obligations with respect to contract adjustment payments will be subordinated and junior in right of payment to its obligations under any of its Priority Indebtedness (as defined under “Description of the Equity Units—Ranking”), including the Notes.

The Corporation may, at its option and upon prior written notice of at least one business day before the record date to the Purchase Contract Agent and the holders, defer all or part of the contract adjustment payments, but not beyond the Purchase Contract Settlement Date (or, with respect to an early settlement upon a fundamental change, not beyond the fundamental change early settlement date or, with respect to an early settlement other than upon a fundamental change, not beyond the early settlement date).

Deferred contract adjustment payments will accrue additional contract adjustment payments at the rate equal to     % per annum (which is equal to the rate of total distributions on the Corporate Units), compounded on each contract adjustment payment date, to, but excluding, the contract adjustment payment date on which such deferred contract adjustment payments are paid. Such additional contract adjustment payments that accrue on deferred contract adjustment payments are referred to herein as “compounded contract adjustment payments.” The Corporation may pay any such deferred contract adjustment payments (including compounded contract adjustment payments thereon) on any scheduled contract adjustment payment date; provided that in order to pay deferred contract adjustment payments on any scheduled contract adjustment payment date other than the Purchase Contract Settlement Date, the Corporation must deliver written notice thereof to holders of the Equity Units and the Purchase Contract Agent on or before the relevant record date. If the Purchase Contracts are terminated (upon the occurrence of certain events of bankruptcy, insolvency or similar reorganization with respect to the Corporation), the right to receive contract adjustment payments and deferred contract adjustment payments (including compounded contract adjustment payments thereon) will also terminate.

If the Corporation exercises its option to defer the payment of contract adjustment payments, then, until the deferred contract adjustment payments (including compounded contract adjustment payments thereon) have been paid, the Corporation will not:

(i)	declare or pay any dividends on, or make any distributions on, or redeem, purchase or acquire, or make a liquidation payment with respect to, any shares in the capital of the Corporation;

(ii)
make any payment of principal of, or interest or premium, if any, on, or repay, repurchase or redeem any of its debt securities that rank on parity with, or junior to, the contract adjustment payments; or

(iii)
make any guarantee payments under any guarantee by the Corporation of securities of any of its subsidiaries if the Corporation’s guarantee ranks on parity with, or junior to, the contract adjustment payments.

The restrictions listed above do not apply to:

(a)
purchases, redemptions or other acquisitions of shares in the capital of the Corporation in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors, agents, consultants or independent contractors or a share purchase or dividend reinvestment plan, or the satisfaction of the Corporation’s obligations pursuant to any contract or security outstanding on the date that the contract adjustment payment is deferred requiring the Corporation to purchase, redeem or acquire shares in the capital of the Corporation;

(b)
any payment, repayment, redemption, purchase, acquisition or declaration of dividends described in clause (i) above as a result of a reclassification of shares in the capital of the Corporation, or the exchange or conversion of all or a portion of one class or series of shares in the capital of the Corporation, for another class or series of shares in the capital of the Corporation;

(c)
the purchase of fractional interests in shares in the capital of the Corporation pursuant to the conversion or exchange provisions of shares in the capital of the Corporation or the security being converted or exchanged, or in connection with the settlement of share purchase contracts outstanding on the date that the contract adjustment payment is deferred;

(d)
dividends or distributions paid or made in shares in the capital of the Corporation (or rights to acquire shares in the capital of the Corporation), or repurchases, redemptions or acquisitions of shares in the capital of the Corporation in connection with the issuance or exchange of shares in the capital of the Corporation (or of securities convertible into or exchangeable for shares in the capital of the Corporation) and distributions in connection with the settlement of share purchase contracts outstanding on the date that the contract adjustment payment is deferred;

(e)
redemptions, exchanges or repurchases of, or with respect to, any rights outstanding under a shareholder rights plan outstanding on the date that the contract adjustment payment is deferred or the declaration or payment thereunder of a dividend or distribution of or with respect to such rights in the future;

(f)
payments on any preferred securities, subordinated debentures, junior subordinated debentures or junior subordinated notes (including, for the avoidance of doubt, the Corporation’s Series  2018-A subordinated  notes  and  Series  2019-A  subordinated  notes), or any guarantees of any of the foregoing, in each case, that rank equal in right of payment to the contract adjustment payments, so long as the amount of payments made on account of such securities or guarantees and the Purchase Contracts is paid on all such securities and guarantees and the Purchase Contracts then outstanding on a pro rata basis in proportion to the full payment to which each series of such securities, guarantees or Purchase Contracts is then entitled if paid in full; provided that, for the avoidance of doubt, the Corporation will not be permitted under the Purchase Contract and Pledge Agreement to make contract adjustment payments in part; or

(g)
any payment of deferred interest or principal on, or repayment, redemption or repurchase of, parity or junior securities that, if not made, would cause the Corporation to breach the terms of the instrument governing such parity or junior securities.

Anti-dilution Adjustments

Each Fixed Settlement Rate will be subject to the following adjustments:

(1)
Stock Dividends. If the Corporation pays or makes a dividend or other distribution on the Common Shares to all or substantially all holders of Common Shares in Common Shares, each Fixed Settlement Rate in effect at the opening of business on the day following the date fixed for the determination of shareholders entitled to receive such dividend or other distribution will be increased by dividing:

•	each Fixed Settlement Rate, by

•
a fraction, the numerator of which will be the number of Common Shares outstanding at the close of business on the date fixed for such determination and the denominator will be the sum of such number of Common Shares and the total number of Common Shares constituting the dividend or other distribution.

If any dividend or distribution in this paragraph (1) is declared but not so paid or made, the new Fixed Settlement Rates shall be readjusted, on the date that the Corporation’s board of directors determines not to pay or make such dividend or distribution, to the Fixed Settlement Rates that would then be in effect if such dividend or distribution had not been declared.

(2)
Share Purchase Rights. If the Corporation issues to all or substantially all holders of Common Shares rights, options, warrants or other securities (other than pursuant to a dividend reinvestment, share purchase or similar plan), entitling them to subscribe for or purchase Common Shares for a period expiring within 45 days from the date of issuance of such rights, options, warrants or other securities at a price per Common Share less than the current market price (as defined below) calculated as of the date fixed for the determination of shareholders entitled to receive such rights, options, warrants or other securities, each Fixed Settlement Rate in effect at the opening of business on the day following the date fixed for such determination will be increased by dividing:

•	each Fixed Settlement Rate by

•
a fraction, the numerator of which will be the number of Common Shares outstanding at the close of business on the date fixed for such determination plus the number of Common Shares which the aggregate consideration to be received by the Corporation upon the exercise of such rights, options, warrants or other securities would purchase at such current market price and the denominator of which will be the number of Common Shares outstanding at the close of business on the date fixed for such determination plus the number of Common Shares so offered for subscription or purchase pursuant to such rights, options, warrants or other securities.

If any right, option, warrant or other security described in this paragraph (2) is not exercised or converted prior to the expiration of the exercisability or convertibility thereof (and as a result no additional Common Shares are delivered or issued pursuant to such rights or warrants), the new Fixed Settlement Rates shall be readjusted, as of the date of such expiration, to the Fixed Settlement Rates that would then be in effect had the increase with respect to the issuance of such rights, options, warrants or other securities been made on the basis of delivery or issuance of only the number of Common Shares actually delivered.

For purposes of this paragraph (2), in determining whether any rights, options, warrants or other securities entitle the holders to subscribe for or purchase Common Shares at a price per Common Share less than the current market price on the date fixed for the determination of shareholders entitled to receive such rights, options, warrants or other securities, and in determining the aggregate price payable to exercise such rights, options, warrants or other securities, there shall be taken into account any consideration received by the Corporation for such rights, options, warrants or other securities and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined in good faith by its board of directors.

(3)
Stock Splits; Reverse Splits; and Combinations. If outstanding Common Shares shall be subdivided, split or reclassified into a greater number of Common Shares, each Fixed Settlement Rate in effect at the opening of business on the day following the day upon which such subdivision, split or reclassification becomes effective shall be proportionately increased, and, conversely, in case outstanding Common Shares shall each be combined or reclassified into a smaller number of Common Shares, each Fixed Settlement Rate in effect at the opening of business on the day following the day upon which such combination or reclassification becomes effective shall be proportionately reduced.

(4)
Debt, Asset or Security Distributions. If the Corporation, by dividend or otherwise, distributes to all or substantially all holders of Common Shares evidences of the Corporation’s indebtedness, assets or securities (but excluding any rights, options, warrants or other securities referred to in paragraph (2) above, any dividend or distribution paid exclusively in cash referred to in paragraph (5) below (in each case, whether or not an adjustment to the Fixed Settlement Rates is required by such paragraph) and any dividend paid in shares of any class or series, or similar equity interests, of or relating to a subsidiary or other business unit of the Corporation in the case of a spin-off referred to below, or dividends or distributions referred to in paragraph (1) above), each Fixed Settlement Rate in effect immediately prior to the close of business on the date fixed for the determination of shareholders entitled to receive such distribution shall be increased by dividing:

•	each Fixed Settlement Rate by

•
a fraction, the numerator of which shall be the current market price of the Common Shares (as defined below) calculated as of the date fixed for such determination less the then fair market value (as determined in good faith by the Corporation’s board of directors) of the portion of the assets, securities or evidences of indebtedness so distributed applicable to one Common Share and the denominator of which shall be such current market price.

Notwithstanding the foregoing, if the then fair market value (as determined in good faith by the Corporation’s board of directors) of the portion of the assets, securities or evidences of indebtedness so distributed applicable to one Common Share exceeds the current market price of the Common Shares on the date fixed for the determination of shareholders entitled to receive such distribution, in lieu of the foregoing increase, each holder of a Purchase Contract shall receive, for each Purchase Contract, at the same time and upon the same terms as holders of Common Shares, the amount of such distributed assets, securities or evidences of indebtedness that such holder would have received if such holder owned a number of Common Shares equal to the maximum Settlement Rate on the record date for such dividend or distribution.

In the case of the payment of a dividend or other distribution on the Corporation’s Common Shares in the form of any class or series in the capital, or similar equity interests of, or relating to, a subsidiary or other business unit of the Corporation, which are or will, upon issuance, be listed on a U.S. or Canadian securities exchange or quotation system, which is referred to herein as a “spin-off,” each Fixed Settlement Rate in effect immediately before the close of business on the date fixed for determination of shareholders entitled to receive that distribution will be increased by dividing:

•	each Fixed Settlement Rate by

•
a fraction, the numerator of which is the current market price of the Common Shares and the denominator of which is such current market price plus the fair market value, determined as described below, of the capital or similar equity interests so distributed applicable to one Common Share.

The adjustment to the Fixed Settlement Rates under the preceding paragraph will occur on:

•	the 10th trading day from and including the effective date of the spin-off; or

•
if the spin-off is effected simultaneously with an initial public offering of the securities being distributed in the spin-off and the “ex date” (as defined below) for the spin-off occurs on or before the date that the initial public offering price of the securities being distributed in the spin-off is determined, the issue date of the securities being offered in such initial public offering.

For purposes of this section, “initial public offering” means the first time securities of the same class or type as the securities being distributed in the spin-off are offered to the public for cash.

Subject to the immediately following paragraph, the fair market value of the securities to be distributed to holders of Common Shares means the average of the closing sale prices (in U.S. dollars or as converted to U.S. dollars based on the prevailing exchange rate on the applicable trading day) of those securities on the principal U.S. or Canadian securities exchange or quotation system on which such securities are listed or quoted at that time over the first 10 trading days following the effective date of the spin-off. Also, for purposes of such a spin-off, the current market price of the Common Shares means the average of the closing prices (in U.S. dollars or as converted to U.S. dollars based on the prevailing exchange rate on the applicable trading day) of the Common Shares on the principal exchange at that time over the first 10 trading days following the effective date of the spin-off.

If, however, an initial public offering of the securities being distributed in the spin-off is to be effected simultaneously with the spin-off and the ex date for the spin-off occurs on or before the date that the initial public offering price of the securities being distributed in the spin-off is determined, the fair market value of the securities being distributed in the spin-off means the initial public offering price (in U.S. dollars or as converted to U.S. dollars based on the prevailing exchange rate on the applicable trading day), while the current market price of the Common Shares means the closing price of the Common Shares on the principal exchange at that time on the trading day on which the initial public offering price of the securities being distributed in the spin-off is determined.

If any dividend or distribution described in this paragraph (4) is declared but not so paid or made, the new Fixed Settlement Rates shall be readjusted, as of the date the Corporation’s board of directors determines not to pay or make such dividend or distribution, to the Fixed Settlement Rates that would then be in effect if such dividend or distribution had not been declared.

(5)
Cash Distributions. If the Corporation, by dividend or otherwise, make distributions to all or substantially all holders of Common Shares exclusively in cash during any quarterly period in an amount (in U.S. dollars or as converted to U.S. dollars based on the prevailing exchange rate on the applicable trading day) that exceeds $0.1706 per Common Share per quarter in the case of a regular quarterly dividend (such per Common Share amount being referred to as the “reference dividend”), then immediately after the close of business on the date fixed for determination of the shareholders entitled to receive such distribution, each Fixed Settlement Rate in effect immediately prior to the close of business on such date will be increased by dividing:

•	each Fixed Settlement Rate by

•
a fraction, the numerator of which will be equal to the current market price on the date fixed for such determination less the amount, if any, by which the per Common Share amount of the distribution exceeds the reference dividend and the denominator of which will be equal to such current market price.

Notwithstanding the foregoing, if (x) the amount by which the per Common Share amount of the cash distribution exceeds the reference dividend exceeds (y) the current market price of the Common Shares on the date fixed for the determination of shareholders entitled to receive such distribution, in lieu of the foregoing increase, each holder of a Purchase Contract shall receive, for each Purchase Contract, at the same time and upon the same terms as holders of Common Shares, the amount of distributed cash that such holder would have received if such holder owned a number of Common Shares equal to the Maximum Settlement Rate on the record date for such cash dividend or distribution.

The reference dividend will be subject to an inversely proportional adjustment whenever each Fixed Settlement Rate is adjusted, other than pursuant to this paragraph (5). For the avoidance of doubt, the reference dividend will be zero in the case of a cash dividend that is not a regular quarterly dividend.
If any dividend or distribution described in this paragraph (5) is declared but not so paid or made, the new Fixed Settlement Rate shall be readjusted, as of the date the Corporation’s board of directors determines not to pay or make such dividend or distribution, to the Fixed Settlement Rate that would then be in effect if such dividend or distribution had not been declared.

(6)
Issuer Bids; Tender and Exchange Offers. In the case that an issuer bid, a tender offer or exchange offer made by the Corporation or any subsidiary for all or any portion of the Common Shares shall expire and such bid, tender or exchange offer (as amended through the expiration thereof) requires the payment to shareholders (based on the acceptance (up to any maximum specified in the terms of the issuer bid, tender offer or exchange offer) of purchased shares) of an aggregate consideration having a fair market value per Common Share that exceeds the closing price of the Common Shares on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such issuer bid, tender offer or exchange offer, then, immediately prior to the opening of business on the day after the date of the last time (which is referred to herein as the “expiration time”) tenders or exchanges could have been made pursuant to such issuer bid, tender offer or exchange offer (as amended through the expiration thereof), each Fixed Settlement Rate in effect immediately prior to the close of business on the date of the expiration time will be increased by dividing:

•	each Fixed Settlement Rate by

•
a fraction (1) the numerator of which will be equal to (a) the product of (i) the current market price on the date of the expiration time and (ii) the number of Common Shares outstanding (including any tendered or exchanged shares) on the date of the expiration time less (b) the amount of cash plus the fair market value of the aggregate consideration (in U.S. dollars or as converted to U.S. dollars based on the prevailing exchange rate on the date of the expiration time) payable to shareholders pursuant to the issuer bid, tender offer or exchange offer (assuming the acceptance of purchased shares (as defined below)), and (2) the denominator of which will be equal to the product of (x) the current market price on the date of the expiration time and (y) the result of (i) the number of Common Shares outstanding (including any tendered or exchanged shares) on the date of the expiration time less (ii) the number of all shares validly tendered, not withdrawn and accepted for payment on the date of the expiration time (such actually validly tendered or exchanged shares, up to any maximum acceptance amount specified in the terms of the tender offer or exchange offer, being referred to as the “purchased shares”).

For purposes of paragraphs (2) and (4) (except as otherwise expressly provided therein with respect to spin-offs) above, the “current market price” per Common Share or any other security on any day means the average VWAP of the Common Shares on the principal exchange or average volume weighted average price of such other security on the principal U.S. or Canadian securities exchange or quotation system on which such other security is listed or quoted at that time, in each case for the 10 consecutive trading days preceding the earlier of the trading day preceding the day in question and the trading day before the ex date with respect to the issuance or distribution requiring such computation.

For purposes of paragraph (5) above, the “current market price” per share of the Common Shares means the closing price of the Common Shares on the trading day immediately preceding the ex date for the relevant cash dividend or distribution.

For purposes of paragraph (6) above, the “current market price” per Common Share means the closing price of the Common Shares on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to the relevant issuer bid, tender offer or exchange offer.

The current market price for any day will be expressed in U.S. dollars and, if expressed in a different currency for such day as determined above, will be translated to U.S. dollars at the “prevailing exchange rate” (as defined below) on such trading day. The term “ex date,” when used with respect to any issuance or distribution on the Common Shares or any other security, means the first date on which the Common Shares or such other security, as applicable, trades, regular way, on the principal exchange (in the case of the Common Shares) or the principal U.S. or Canadian securities exchange or quotation system on which such other security, as applicable, is listed or quoted at that time, without the right to receive the issuance or distribution.

The Corporation currently has a shareholders rights plan (the “Rights Plan”) with respect to the Common Shares. To the extent the Rights Plan or any other shareholder rights plan involving the issuance of share purchase rights or other similar rights to all or substantially all holders of Common Shares is in effect upon settlement of a Purchase Contract, you will receive, in addition to the Common Shares issuable upon settlement of any Purchase Contract, the related rights for the Common Shares under the Rights Plan or other shareholders rights plan, as applicable, unless, prior to any settlement of a Purchase Contract, the rights have separated from the Common Shares, in which case each Fixed Settlement Rate will be adjusted at the time of separation as if the Corporation made a distribution to all holders of Common Shares as described in paragraph (4) above, subject to readjustment in the event of the expiration, termination or redemption of the rights under the under the Rights Plan or other shareholders rights plan, as applicable.

For U.S. federal income tax purposes, a U.S. holder (as defined under “Material United States Federal Income Tax Considerations”) may be treated as receiving a constructive distribution from the Corporation with respect to the Purchase Contract if (1) the Fixed Settlement Rates are adjusted (or fail to be adjusted) and, as a result of the adjustment (or failure to adjust), such holder’s proportionate interest in the Corporation’s assets or earnings and profits is increased, and (2) the adjustment (or failure to adjust) is not made pursuant to a bona fide, reasonable anti-dilution formula. For example, if the Fixed Settlement Rate is adjusted as a result of a distribution that is taxable to the holders of Common Shares, such as a cash dividend, a U.S. holder will be deemed to have received a “constructive distribution” of the Corporation’s shares. Thus, under certain circumstances, an adjustment to the Fixed Settlement Rates might give rise to a taxable deemed distribution to U.S. holders for U.S. federal income tax purposes, even though such holder will not receive any cash in connection with such adjustment. See “Material United States Federal Income Tax Considerations—U.S. Holders—Purchase Contracts”.

In addition, the Corporation may increase the Fixed Settlement Rates if its board of directors deems it advisable to avoid or diminish any U.S. income tax (where applicable) to holders of Common Shares resulting from any dividend or distribution of shares (or rights to acquire shares) or from any event treated as a dividend or distribution for U.S. income tax purposes or for any other reasons. The Corporation may only make such a discretionary adjustment if it makes the same proportionate adjustment to each Fixed Settlement Rate.

Adjustments to the Fixed Settlement Rates will be calculated by the Corporation to the nearest ten thousandth of a Common Share. No adjustment to the Fixed Settlement Rates will be required unless the adjustment would require an increase or decrease of at least one percent in one or both Fixed Settlement Rates. If any adjustment is not required to be made because it would not change one or both Fixed Settlement Rates by at least one percent, then the adjustment will be carried forward and taken into account in any subsequent adjustment. All anti-dilution adjustments will be made not later than the time at which the Corporation is required to determine the relevant Settlement Rate or amount of make-whole shares (if applicable) in connection with any settlement with respect to the Purchase Contracts.

No adjustment to the Fixed Settlement Rates will be made if holders of Equity Units participate, as a result of holding the Equity Units and without having to settle the Purchase Contracts that form part of the Equity Units, in the transaction that would otherwise give rise to an adjustment as if they held a number of Common Shares equal to the Maximum Settlement Rate, at the same time and upon the same terms as the holders of Common Shares participate in the transaction.

The Fixed Settlement Rates will not be adjusted (subject to the Corporation’s right to increase them if its board of directors deems it advisable as described in the third preceding paragraph):

-
upon the issuance of any Common Shares pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on the Corporation’s securities and the investment of additional optional amounts in Common Shares under any plan;

-
upon the issuance of options, restricted shares or other awards in connection with any present or future employment contract, executive compensation plan, benefit plan or other similar arrangement with or for the benefit of any one or more employees, officers, directors, consultants or independent contractors or the exercise of such options or other awards;

-	upon the issuance of any Common Shares pursuant to any option, warrant, right or exercisable, exchangeable or convertible security outstanding as of the date the Equity Units were first issued;

-
upon the purchase of any Common Shares pursuant to an open market share repurchase program or other buy-back transaction that is not an issuer bid, a tender offer or exchange offer of the nature described in paragraph (6) above; or

-	for accumulated and unpaid contract adjustment payments.

The Corporation will, as promptly as practicable after a Fixed Settlement Rate is adjusted, provide written notice of the adjustment to the holders of Equity Units and the Purchase Contract Agent.

If an adjustment is made to the Fixed Settlement Rates, an adjustment also will be made to the reference price and the threshold appreciation price on an inversely proportional basis solely to determine which of the clauses of the definition of Settlement Rate will be applicable to determine the Settlement Rate with respect to the Purchase Contract Settlement Date or any fundamental change early settlement date.

If any adjustment to the Fixed Settlement Rates becomes effective, or any effective date, expiration time, ex date or record date for any stock split or reverse stock split, issuer bid, tender or exchange offer, issuance, dividend or distribution (relating to a required Fixed Settlement Rate adjustment) occurs, during the period beginning on, and including, (i) the open of business on a first trading day of the 20 scheduled trading-day period during which the applicable market value is calculated or (ii) in the case of the optional early settlement or fundamental change early settlement, the relevant early settlement date or the date on which the fundamental change early settlement right is exercised and, in each case, ending on, and including, the date on which the Corporation delivers Common Shares under the related Purchase Contract, the Corporation will make appropriate adjustments to the Fixed Settlement Rates and/or the number of Common Shares deliverable upon settlement with respect to the Purchase Contract, in each case, consistent with the methodology used to determine the anti-dilution adjustments set forth above. If any adjustment to the Fixed Settlement Rates becomes effective, or any effective date, expiration time, ex date or record date for any stock split or reverse stock split, issuer bid, tender or exchange offer, issuance, dividend or distribution (relating to a required Fixed Settlement Rate adjustment) occurs, during the period used to determine the “share price” or any other averaging period hereunder, the Corporation will make appropriate adjustments to the applicable prices, consistent with the methodology used to determine the anti-dilution adjustments set forth above.

Reorganization Events

The following events are defined as “reorganization events”:

-
any consolidation, merger, arrangement or amalgamation with or into any other person, or of any other person with or into the Corporation, or any other similar transaction or series of related transactions (other than a consolidation, merger, arrangement or amalgamation or similar transaction in which the Corporation is the continuing corporation and in which the Common Shares outstanding immediately prior to the merger or consolidation are not exchanged for cash, securities or other property of the Corporation or another person);

-
any sale, transfer, lease or conveyance to another person of the property of the Corporation as an entirety or substantially as an entirety, as a result of which the Common Shares are exchanged for cash, securities or other property;

-	any statutory exchange of the Common Shares with another corporation (other than in connection with a merger, arrangement or acquisition); and

-	any liquidation, dissolution or termination of the Corporation (other than as a result of or after the occurrence of a termination event described below under “—Termination”).

Following the effective date of a reorganization event, the Settlement Rate shall be determined by reference to the value of an exchange property unit, and the Corporation shall deliver, upon settlement of any Purchase Contract, a number of exchange property units equal to the number of Common Shares that it would otherwise be required to deliver. An “exchange property unit” is the kind and amount of Common Shares, other securities, other property or assets (including cash) or any combination thereof receivable in such reorganization event (without any interest thereon, and without any right to dividends or distribution thereon which have a record date that is prior to the applicable settlement date) per Common Share by a holder of Common Shares that is not a person with which the Corporation is consolidated, merged, arranged or amalgamated, or any other similar transaction or series of related transactions or to which such sale or transfer was made, as the case may be (any such person is referred to herein as a “constituent person”), or an affiliate of a constituent person, to the extent such reorganization event provides for different treatment of Common Shares held by the constituent person and/or the affiliates of the constituent person, on the one hand, and non-affiliates of a constituent person, on the other hand. In the event holders of Common Shares (other than any constituent person or affiliate thereof) have the opportunity to elect the form of consideration to be received in such transaction, the exchange property unit that holders of the Corporate Units or Treasury Units are entitled to receive will be deemed to be (x) the weighted average of the types and amounts of consideration received by the holders of Common Shares that affirmatively make an election or (y) if no holders of Common Shares affirmatively make such an election, the types and amounts of consideration actually received by the holders of Common Shares.

In the event of such a reorganization event, the person formed by such consolidation, merger, arrangement or amalgamation or the person which acquires the Corporation’s assets shall execute and deliver to the Purchase Contract Agent an agreement providing that the holder of each Equity Unit that remains outstanding after the reorganization event (if any) shall have the rights described in the preceding paragraph. Such supplemental agreement shall provide for adjustments to the amount of any securities constituting all or a portion of an exchange property unit and/or adjustments to the Fixed Settlement Rates, which, for events subsequent to the effective date of such reorganization event, shall be as nearly equivalent as may be practicable to the adjustments provided for under “—Anti-dilution Adjustments” above. The provisions described in the preceding two paragraphs shall similarly apply to successive reorganization events.

In connection with any reorganization event, the Corporation will also adjust the reference dividend based on the number of Common Shares comprising an exchange property unit and (if applicable) the value of any non-share consideration comprising an exchange property unit. If an exchange property unit is composed solely of non-share consideration, the reference dividend will be zero.

Termination

The Purchase Contract and Pledge Agreement provides that the Purchase Contracts and the obligations and rights of the Corporation and of the holders of Corporate Units and Treasury Units thereunder (including the holders’ obligation and right to purchase and receive Common Shares and to receive accrued and unpaid contract adjustment payments, including deferred contract adjustment payments and compounded contract adjustment payments thereon) will immediately and automatically terminate upon the occurrence of a termination event (as defined below).

Upon any termination event, the Equity Units will represent the right to receive the underlying undivided beneficial interest in the Notes, Applicable Ownership Interests in the Treasury Portfolio, or the Treasury Securities, as the case may be, forming part of such Equity Units. Upon the occurrence of a termination event, the Corporation will promptly give the Purchase Contract Agent, the Collateral Agent and the holders written notice of such termination event and the Collateral Agent will release the related interests in the Notes, Applicable Ownership Interests in the Treasury Portfolio or Treasury Securities, as the case may be, from the pledge arrangement and transfer such interests in the Notes, Applicable Ownership Interests in the Treasury Portfolio or Treasury Securities to the Purchase Contract Agent for distribution to the holders of Corporate Units and Treasury Units. If a holder is entitled to receive Notes in an aggregate principal amount that is not an integral multiple of $1,000, the Corporation will issue upon request of the Purchase Contract Agent Notes in denominations of $50 and integral multiples thereof in exchange for Notes in denominations of $1,000 or integral multiples thereof. In addition, if any holder is entitled to receive, with respect to its Applicable Ownership Interests in the Treasury Portfolio or Treasury Securities, any securities having a principal amount at maturity of less than $1,000, the Purchase Contract Agent will dispose of such securities for cash and pay the cash received to the holder in lieu of such applicable ownership in the Treasury Portfolio or such Treasury Securities. Upon any termination event, however, such release and distribution may be contested or impaired, delayed, stayed or otherwise restricted. In the event that the Corporation becomes the subject of a case under the U.S. Bankruptcy Code or subject to any Insolvency Proceeding, a delay may occur as a result of, among other things, the automatic stay under the U.S. Bankruptcy Code or any stay provided for in any Insolvency Proceeding and continue until such stay has been lifted. Moreover, any claims arising out of the Notes will be subject to the equitable jurisdiction and powers of the bankruptcy court.

A “termination event” means any of the following events with respect to the Corporation:

(1)
at any time on or prior to the Purchase Contract Settlement Date, a decree or order by a court having jurisdiction over the Corporation is entered (i) adjudicating the Corporation as bankrupt or insolvent, (ii) approving as properly filed a petition, application, plan or motion seeking reorganization, arrangement, winding-up, adjustment or composition of or in respect of the Corporation under the U.S. Bankruptcy Code, the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or any other similar federal, state or provincial law (including the arrangement provisions of any corporate statute), or (iii) commencing any Insolvency Proceeding in respect of the Corporation, provided that such decree or order shall have been entered more than 60 days prior to the Purchase Contract Settlement Date and shall have continued undischarged and unstayed and not overturned or set aside for a period of 90 consecutive days;

(2)
at any time on or prior to the Purchase Contract Settlement Date, a decree or order of a court having jurisdiction over the Corporation is entered for the appointment of a receiver, receiver and manager, monitor, liquidator, trustee, assignee, sale agent, sequestrator or other similar official in bankruptcy or insolvency of the Corporation or of all or any substantial part of the Corporation’s property, or for the winding up or liquidation of the Corporation’s affairs, provided that such decree or order shall have been entered more than 90 days prior to the Purchase Contract Settlement Date and shall have continued undischarged and unstayed and not overturned or set aside for a period of 60 consecutive days; or

(3)
at any time on or prior to the Purchase Contract Settlement Date, the Corporation (i) institutes proceedings to be adjudicated a bankrupt or insolvent, (ii) consents to the institution of a bankruptcy or Insolvency Proceeding in respect of it, (iii) files a petition, motion or application or answer or consent seeking reorganization, making a voluntary assignment in bankruptcy or otherwise commencing any Insolvency Proceeding or voluntary insolvency or restructuring proceeding under the U.S. Bankruptcy Code or any other similar applicable federal or state law, or shall consent to the filing of any such petition, (iv) consents to the appointment of a receiver, receiver and manager, monitor, liquidator, trustee, assignee, sale agent, sequestrator or other similar official in respect of the Corporation or any substantial part of the Corporation’s property, (v) makes an assignment for the benefit of creditors, or (vi) admits in writing its inability to pay its debts generally as they become due.

Pledged Securities and Pledge

The applicable undivided beneficial ownership interests in the Notes, or, following a successful optional remarketing, the Applicable Ownership Interests in the Treasury Portfolio (as described under “Description of the Equity Units—General”), that are a component of the Corporate Units or, if substituted, the beneficial ownership interest in the Treasury Securities that are a component of the Treasury Units (collectively, the “pledged securities”) will be pledged to the Collateral Agent for the Corporation’s benefit pursuant to the Purchase Contract and Pledge Agreement to secure your obligation to purchase Common Shares under the related Purchase Contracts. The rights of the holders of the Corporate Units and Treasury Units with respect to the pledged securities will be subject to the Corporation’s security interest therein. No holder of Corporate Units or Treasury Units will be permitted to withdraw the pledged securities related to such Corporate Units or Treasury Units from the pledge arrangement except:

•
in the case of Corporate Units, to substitute a Treasury Security for the related Note, as provided under “Description of the Equity Units—Creating Treasury Units by Substituting a Treasury Security for a Note”;

•	in the case of Treasury Units, to substitute a Note for the related Treasury Security, as provided under “Description of the Equity Units—Recreating Corporate Units”; and

•	upon early settlement, settlement through the payment of separate cash or termination of the related Purchase Contracts.

Subject to the Corporation’s security interest and the terms of the Purchase Contract and Pledge Agreement, each holder of a Corporate Unit (unless the Treasury Portfolio has replaced the Notes as a component of the Corporate Unit) will be entitled through the Purchase Contract Agent and the Collateral Agent to all of the proportional rights and preferences of the related Notes (including distribution, voting, redemption, repayment and liquidation rights). Each holder of Treasury Units and each holder of Corporate Units (if the Treasury Portfolio has replaced the Notes as a component of the Corporate Units) will retain beneficial ownership of the related Treasury Securities or the Applicable Ownership Interests in the Treasury Portfolio, as applicable, pledged in respect of the related Purchase Contracts. The Corporation will have no interest in the pledged securities other than its security interest.

Except as described in “Certain Provisions of the Purchase Contract and Pledge Agreement—General,” upon receipt of distributions on the pledged securities, the Collateral Agent will distribute such payments to the Purchase Contract Agent, which in turn will distribute those payments to the holders in whose names the Corporate Units or Treasury Units are registered at the close of business on the record date for the distribution. In addition, the procedures described in “Certain Provisions of the Purchase Contract and Pledge Agreement—Book-Entry System” will apply to payments made with respect to Corporate Units or Treasury Units held through the depository.

CERTAIN PROVISIONS OF THE PURCHASE CONTRACT AND PLEDGE AGREEMENT

In this Description of the Purchase Contract and Pledge Agreement, “Algonquin,” “it” and the “Corporation” refer only to Algonquin Power & Utilities Corp. and any successor obligor, and not to any of its subsidiaries.

The following is a summary of some of the other terms of the Purchase Contract and Pledge Agreement. The summary contains a description of additional material terms of the agreement but is only a summary and is not complete. This summary is subject to and is qualified by reference to all the provisions of the Purchase Contract and Pledge Agreement, including the definitions of certain terms used therein, which has been or will be filed and incorporated by reference as an exhibit to the registration statement of which this prospectus supplement and the accompanying base prospectus form a part.

General

Except as described under “—Book-Entry System” below, payments on the Corporate Units and Treasury Units will be payable, the Purchase Contracts will be settled, and transfers of the Corporate Units and Treasury Units will be registrable at, the office of the Purchase Contract Agent or its agent, in each case, in the continental United States. In addition, if the Corporate Units or Treasury Units do not remain in book-entry form, the Corporation will make payments on the Corporate Units and Treasury Units by check mailed to the address of the person entitled thereto as shown on the security register or, if the holder timely so requests, by a wire transfer to the account designated by the holder by a prior written notice.

Common Shares will be delivered on the Purchase Contract Settlement Date (or earlier upon early settlement), or, if the Purchase Contracts have terminated, the related pledged securities will be delivered (subject to any impairment, delay, compromise or restriction caused by, among other things, the imposition of the automatic stay under the U.S. Bankruptcy Code or a stay under any Insolvency Proceeding, as described under “Description of the Purchase Contracts—Termination” and “Your rights under the pledged securities will be subject to the Corporation’s security interest and your rights under the Equity Units and Notes may be affected by a bankruptcy, insolvency arrangement or similar proceeding”) at the corporate trust office of the Purchase Contract Agent or its agent upon presentation and surrender of the applicable Corporate Unit or Treasury Unit certificate, if in certificated form.

If Corporate Units or Treasury Units are in certificated form and the holder fails to present and surrender the certificate evidencing the Corporate Units or Treasury Units to the Purchase Contract Agent on or prior to the Purchase Contract Settlement Date, the Common Shares issuable upon settlement with respect to the related Purchase Contract will be registered in the name of the Purchase Contract Agent or its nominee. The Common Shares, together with any distributions, will be held by the Purchase Contract Agent as agent for the benefit of the holder until the certificate is presented and surrendered or the holder provides satisfactory evidence that the certificate has been destroyed, lost or stolen, together with any indemnity and/or security that may be required by the Purchase Contract Agent and the Corporation.

If the Purchase Contracts terminate prior to the Purchase Contract Settlement Date, the related pledged securities are transferred to the Purchase Contract Agent for distribution to the holders, and a holder fails to present and surrender the certificate evidencing the holder’s Corporate Units or Treasury Units, if in certificated form, to the Purchase Contract Agent, the related pledged securities delivered to the Purchase Contract Agent and payments on the pledged securities will be held by the Purchase Contract Agent as agent for the benefit of the holder until the applicable certificate is presented, if in certificated form, or the holder provides the evidence and indemnity and/or security described above.

No service charge will be made for any registration of transfer or exchange of the Corporate Units or Treasury Units, except for any tax or other governmental charge that may be imposed in connection therewith.

The Purchase Contract Agent will have no obligation to invest or to pay interest on any amounts it holds pending payment to any holder.

Modification

The Purchase Contract and Pledge Agreement will contain provisions permitting the Corporation, the Purchase Contract Agent and the Collateral Agent, to modify the Purchase Contract and Pledge Agreement without the consent of the holders for any of the following purposes:

-	to evidence the succession of another person to the Corporation’s obligations;

-	to add to the covenants for the benefit of holders or to surrender any of the Corporation’s rights or powers under the Purchase Contract and Pledge Agreement;

-	to evidence and provide for the acceptance of appointment of a successor Purchase Contract Agent or a successor Collateral Agent or securities intermediary;

-	to make provision with respect to the rights of holders pursuant to the requirements applicable to reorganization events;

-	to cure any ambiguity or to correct or supplement any provisions that may be inconsistent with any other provision in the Purchase Contract and Pledge Agreement; or

-
to make such other provisions in regard to matters or questions arising under the Purchase Contract and Pledge Agreement or to make any other changes in the provisions of the Purchase Contract and Pledge Agreement, in each case, provided that such amendment does not adversely affect the interests of any holders of Equity Units; it being understood that any amendment made to conform the provisions of the Purchase Contract and Pledge Agreement to the description of such agreement, the Equity Units and the Purchase Contracts contained in the preliminary prospectus supplement for the Equity Units as supplemented and/or amended by the related pricing term sheet will be deemed not to adversely affect the interests of the holders.

The Purchase Contract and Pledge Agreement will contain provisions allowing the Corporation, the Purchase Contract Agent and the Collateral Agent, subject to certain limited exceptions, to modify the terms of the Purchase Contracts or the Purchase Contract and Pledge Agreement with the consent of the holders of not less than a majority of the outstanding Equity Units, with holders of Corporate Units and Treasury Units voting as a single class. However, no such modification may, without the consent of the holder of each outstanding Purchase Contract affected thereby:

-	subject to the Corporation’s right to defer contract adjustment payments, extend or delay any payment date;

-	impair the holders’ right to institute suit for the enforcement of a Purchase Contract or payment of any contract adjustment payments (including compounded contract adjustment payments);

-
except as required pursuant to any anti-dilution adjustment, reduce the number of Common Shares purchasable under a Purchase Contract, increase the purchase price of the Common Shares on settlement of any Purchase Contract, change the Purchase Contract Settlement Date or change the right to early settlement or fundamental change early settlement in a manner adverse to the holders;

-	increase the amount or change the type of collateral required to be pledged to secure a holder’s obligations under the Purchase Contract and Pledge Agreement;

-	impair the right of the holder of any Purchase Contract to receive distributions on the collateral, or otherwise adversely affect the holder’s rights in or to such collateral;

-
reduce any contract adjustment payments or any deferred contract adjustment payments (including compounded contract adjustment payments) or change any place where, or the coin or currency in which, any contract adjustment payment is payable; or

-
reduce the percentage of the outstanding Purchase Contracts whose holders’ consent is required for the modification, amendment or waiver of the provisions of the Purchase Contracts and the Purchase Contract and Pledge Agreement.

However, if any amendment or proposal would adversely affect only the Corporate Units or only the Treasury Units, then only the affected class of holders will be entitled to vote on such amendment or proposal, and such amendment or proposal will not be effective except with the consent of the holders of not less than a majority of such class or, if referred to in the seven bullets above, each holder affected thereby.

No Consent to Assumption

Each holder of a Corporate Unit or a Treasury Unit will be deemed under the terms of the Purchase Contract and Pledge Agreement, by the purchase of such Corporate Unit or Treasury Unit, to have expressly withheld any consent to the assumption under Section 365 of the U.S. Bankruptcy Code or otherwise, of the related Purchase Contracts by the Corporation, its receiver, liquidator or trustee or person or entity performing similar functions in the event that the Corporation becomes a debtor under the U.S. Bankruptcy Code, or other similar state or federal law providing for reorganization or liquidation.

Consolidation, Merger and Conveyance of Assets as an Entirety

The Corporation will agree not to consummate (1) any consolidation, merger, arrangement or amalgamation of the Corporation with or into any person or persons or (2) any sale, lease or other transfer in one transaction or a series of related transactions of all or substantially all of its consolidated assets to any person other than one of its subsidiaries unless (i) the Corporation is the continuing entity or the successor entity is a corporation organized and existing under the laws of Canada (or any province or territory of Canada) or the United States of America (or a State thereof or the District of Columbia) and such corporation expressly assumes all of the Corporation’s responsibilities and liabilities under the Purchase Contracts, the Corporate Units, the Treasury Units, the Purchase Contract and Pledge Agreement, the remarketing agreement (if any) and the indenture by one or more supplemental agreements in form satisfactory to the Purchase Contract Agent, the Collateral Agent and the indenture trustees, executed and delivered to the Purchase Contract Agent, the Collateral Agent and the indenture trustees by such corporation, and (ii) the Corporation (if it is the continuing entity) or such successor corporation will not, immediately after such consolidation, merger, arrangement or amalgamation, or such sale, lease or other transfer, be in default in the performance of any of its obligations or covenants under such agreements.

In case of any such consolidation, merger, arrangement, amalgamation, sale, lease or other transfer, and upon any such assumption by the successor corporation, such successor corporation shall succeed to and be substituted for the Corporation, with the same effect as if it had been named in the Purchase Contracts, the Corporate Units, the Treasury Units, the Purchase Contract and Pledge Agreement and the remarketing agreement (if any) and (other than in the case of a lease) the Corporation shall be relieved of any further obligation under the Purchase Contracts, the Corporate Units, the Treasury Units, the Purchase Contract and Pledge Agreement and the remarketing agreement (if any).

Title

The Corporation, the Purchase Contract Agent and the Collateral Agent may treat the registered owner of any Corporate Units or Treasury Units as the absolute owner of the Corporate Units or Treasury Units for the purpose of making payment (subject to the record date provisions described above), settling the related Purchase Contracts and for all other purposes.

Replacement of Equity Unit Certificates

In the event that physical certificates have been issued, any mutilated Corporate Unit or Treasury Unit certificate will be replaced by the Corporation at the expense of the holder upon surrender of the certificate to the Purchase Contract Agent at the corporate trust office of the Purchase Contract Agent or its agent, in each case, in the continental United States. Corporate Unit or Treasury Unit certificates that become destroyed, lost or stolen will be replaced by the Corporation at the expense of the holder upon delivery to the Corporation and the Purchase Contract Agent of evidence of their destruction, loss or theft satisfactory to the Corporation and the Purchase Contract Agent. In the case of a destroyed, lost or stolen Corporate Unit or Treasury Unit certificate, an indemnity and/or security satisfactory to the Purchase Contract Agent and the Corporation may be required at the expense of the holder before a replacement certificate will be issued.

Notwithstanding the foregoing, the Corporation will not be obligated to issue any Corporate Unit or Treasury Unit certificates on or after the business day immediately preceding the Purchase Contract Settlement Date or the date on which the Purchase Contracts have terminated. The Purchase Contract and Pledge Agreement will provide that, in lieu of the delivery of a replacement Corporate Unit or Treasury Unit certificate, the Purchase Contract Agent, upon delivery of the evidence and indemnity and/or security described above, will, in the case of the Purchase Contract Settlement Date, deliver the Common Shares issuable pursuant to the Purchase Contracts included in the Corporate Units or Treasury Units evidenced by the certificate, or, if the Purchase Contracts have terminated prior to the Purchase Contract Settlement Date, transfer the pledged securities included in the Corporate Units or Treasury Units evidenced by the certificate.

Governing Law

The Purchase Contracts and the Purchase Contract and Pledge Agreement and the remarketing agreement will be governed by, and construed in accordance with, the laws of the State of New York (without regard to conflicts of law principles thereof).

Information Concerning the Purchase Contract Agent and Trustees

The Bank of New York Mellon Trust Company, N.A. (or its successor) will be the Purchase Contract Agent. The Purchase Contract Agent will act as the agent for the holders of Corporate Units and Treasury Units. The Purchase Contract Agent will not be obligated to take any discretionary action under the Purchase Contract or the pledge agreement, including, without limitation, in connection with a default under the terms of the Corporate Units, the Treasury Units or the Purchase Contract and Pledge Agreement. All calculations and determinations of any make-whole shares, make-whole amounts, rates, market values and any adjustments to the reference price or the threshold appreciation price shall be made by the Corporation or its agent or designee based on their good faith calculations, and the Purchase Contract Agent shall have no responsibility with respect thereto.

The Purchase Contract and Pledge Agreement will contain provisions limiting the liability of the Purchase Contract Agent. The Purchase Contract and Pledge Agreement also will contain provisions under which the Purchase Contract Agent may resign or be replaced. Such resignation or replacement will be effective upon the appointment of a successor.

In addition to serving as the Purchase Contract Agent and Collateral Agent, as described below, The Bank of New York Mellon Trust Company, N.A. will serve as the Custodial Agent and securities intermediary under the Purchase Contract and Pledge Agreement and as the “U.S. indenture trustee” for the Notes. BNY Trust Company of Canada will serve as the “Canadian indenture trustee” (together with the U.S. indenture trustee, the “indenture trustees”) for the Notes. The Corporation and certain of the Corporation’s affiliates maintain banking and credit relationships with The Bank of New York Mellon Trust Company, N.A. The Bank of New York Mellon Trust Company, N.A. and its affiliates have purchased, and may purchase in the future, the Corporation’s securities and securities of the Corporation’s affiliates.

Information Concerning the Collateral Agent

The Bank of New York Mellon Trust Company, N.A. (or its successor) will be the Collateral Agent. The Collateral Agent will act solely as the Corporation’s agent and will not assume any obligation or relationship of agency or trust for or with any of the holders of the Corporate Units and the Treasury Units except for the obligations owed by a pledgee of property to the owner thereof under the Purchase Contract and Pledge Agreement and applicable law.

The Purchase Contract and Pledge Agreement will contain provisions limiting the liability of the Collateral Agent. The Purchase Contract and Pledge Agreement also will contain provisions under which the Collateral Agent may resign or be replaced. Such resignation or replacement will be effective upon the appointment of a successor.

Miscellaneous

The Purchase Contract and Pledge Agreement will provide that the Corporation will indemnify the Purchase Contract Agent, the Collateral Agent, the Custodial Agent, and the securities intermediary, and each of their respective officers, partners, members, directors, trustees, advisors, employees, agents, sub-agents and affiliates, and pay all of their respective fees and expenses related to (1) the retention of the Purchase Contract Agent, the Collateral Agent, the Custodial Agent and the securities intermediary, (2) any enforcement by the Purchase Contract Agent of the rights of the holders of the Corporate Units and Treasury Units, and (3) any liabilities, obligations, losses, damages, penalties, claims, actions, judgments, suits, costs, expenses and disbursements of any kind or nature whatsoever arising out of the Purchase Contract, the pledge agreement and the other contracts or agreements related to the transactions. Holders who elect to substitute the related pledged securities, thereby creating Treasury Units or recreating Corporate Units, however, will be responsible for any fees or expenses payable in connection with such substitution, as well as for any commissions, fees or other expenses incurred in acquiring the pledged securities to be substituted. The Corporation will not be responsible for any such fees or expenses. The Purchase Contract Agent shall be under no obligation to exercise any of the rights or powers vested in it by the Purchase Contract and Pledge Agreement at the request or direction of any of the holders pursuant to the Purchase Contract and Pledge Agreement, unless such holders shall have offered to the Purchase Contract Agent security and/or indemnity satisfactory to the Purchase Contract Agent against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction.

The Purchase Contract and Pledge Agreement will also provide that any court of competent jurisdiction may in its discretion require, in any suit for the enforcement of any right or remedy under the Purchase Contract and Pledge Agreement, or in any suit against the Purchase Contract Agent for any action taken, suffered or omitted by it as Purchase Contract Agent, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including reasonable attorneys’ fees and costs against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant. The foregoing shall not apply to any suit instituted by the Purchase Contract Agent, to any suit instituted by any holder, or group of holders, holding in the aggregate more than 10% of the outstanding Equity Units, or to any suit instituted by any holder for the enforcement of any interest on any Notes owed pursuant to such holder’s Applicable Ownership Interests in Notes or contract adjustment payments on or after the respective payment date therefor in respect of any Equity Unit held by such holder, or for enforcement of the right to purchase Common Shares under the Purchase Contracts constituting part of any Equity Unit held by such holder.

Book-Entry System

The Depository Trust Company, or DTC, which is referred to herein, along with its successors in this capacity as the “depository,” will act as securities depository for the Corporate Units and Treasury Units. The Corporate Units and Treasury Units will be issued only as fully registered securities registered in the name of Cede & Co., the depository’s nominee, or such other name as may be requested by an authorized representative of DTC. One or more fully registered global security certificates, representing the total aggregate number of Corporate Units and Treasury Units, will be issued and will be deposited with the depository or its custodian and will bear a legend regarding the restrictions on exchanges and registration of transfer referred to below.

The laws of some jurisdictions may require that some purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in the Corporate Units and Treasury Units so long as the Corporate Units and Treasury Units are represented by global security certificates.

DTC advises that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the U.S. Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the U.S. Exchange Act. The depository holds securities that its participants (“direct participants”) deposit with the depository. The depository also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include U.S. and Non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The depository is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation, and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the depository’s system is also available to others, including securities brokers and dealers, banks, trust companies and clearing corporations that clear transactions through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to the depository and its participants are on file with the SEC.

If (1) the depository notifies the Corporation that it is unwilling or unable to continue its services as depository and no successor depository has been appointed within 90 days after the Corporation’s receipt of such notice; (2) the depository ceases to be a clearing agency registered under the U.S. Exchange Act when the depository is required to be so registered and the Corporation receives notice of such cessation, and no successor depository has been appointed within 90 days after the Corporation’s receipt of such notice or the Corporation becoming aware of such cessation; or (3) any Event of Default (as defined in “Description of the Remarketable Notes—Events of Default”) has occurred and is continuing or any other event has occurred and is continuing, which after notice or lapse of time, would become an Event of Default with respect to the Notes, or the Corporation has failed to perform any of its obligations under the Purchase Contract and Pledge Agreement, the Corporate Units, the Treasury Units or the Purchase Contracts, and any beneficial owner requests that its beneficial interest be exchanged for a physical certificate, then (x) the Corporation will prepare definitive certificates with respect to such Corporate Units or Treasury Units, as applicable, and will deliver such certificates to the Purchase Contract Agent and (y) upon surrender of the global security certificates representing Corporate Units or Treasury Units by the depository, accompanied by registration instructions, the Corporation will cause definitive certificates to be delivered to the beneficial owners in accordance with instructions provided by the depository. The Corporation and the Purchase Contract Agent will not be liable for any delay in delivery of such instructions and may conclusively rely on, and will be authorized and protected in relying on, such instructions. Each definitive certificate so delivered will evidence Corporate Units or Treasury Units, as applicable, of the same kind and tenor as the global security certificate so surrendered in respect thereof.

As long as the depository or its nominee is the registered owner of the global security certificates, the depository or its nominee, as the case may be, will be considered the sole owner and holder of the global security certificates and all Corporate Units and Treasury Units represented by these certificates for all purposes under the Corporate Units, Treasury Units and the Purchase Contract and Pledge Agreement. Except in the limited circumstances referred to above, owners of beneficial interests in global security certificates:

•	will not be entitled to have the Corporate Units or the Treasury Units represented by these global security certificates registered in their names; and

•
will not be considered to be owners or holders of the global security certificates or any Corporate Units or Treasury Units represented by these certificates for any purpose under the Corporate Units, Treasury Units or the Purchase Contract and Pledge Agreement.

All payments on the Corporate Units and Treasury Units represented by the global security certificates and all transfers and deliveries of related Notes, Treasury Securities and Common Shares will be made to the depository or its nominee, as the case may be, as the holder of the securities.

Ownership of beneficial interests in the global security certificates will be limited to participants or persons that may hold beneficial interests through institutions that have accounts with the depository or its nominee. Ownership of beneficial interests in global security certificates will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the depository or its nominee, with respect to participants’ interests, or any participant, with respect to interests of persons held by the participant on their behalf. Procedures for settlement of Purchase Contracts on the Purchase Contract Settlement Date or upon early settlement will be governed by arrangements among the depository, participants and persons that may hold beneficial interests through participants designed to permit settlement without the physical movement of certificates. Payments, transfers, deliveries, exchanges and other matters relating to beneficial interests in global security certificates may be subject to various policies and procedures adopted by the depository from time to time. None of the Corporation, the Purchase Contract Agent or any agent of the Corporation or the Purchase Contract Agent will have any responsibility or liability for any aspect of the depository’s or any participant’s records relating to, or for payments made on account of, beneficial interests in global security certificates, or for maintaining, supervising or reviewing any of the depository’s records or any participant’s records relating to these beneficial ownership interests.

Although the depository has agreed to the foregoing procedures in order to facilitate transfers of interest in the global security certificates among participants, the depository is under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. The Corporation will not have any responsibility for the performance by the depository or its direct participants or indirect participants under the rules and procedures governing the depository.

The information in this section concerning the depository and its book-entry system has been obtained from sources that the Corporation believes to be reliable, but it has not attempted to verify the accuracy of this information.

DESCRIPTION OF THE REMARKETABLE NOTES

In this Description of the Remarketable Notes, “Algonquin” and the “Corporation” refer only to Algonquin Power & Utilities Corp. and any successor obligor, and not to any of its subsidiaries.

The following summary description sets forth certain terms and provisions of the Notes. Because this description is a summary, it does not describe every aspect of the Notes and should be read together with the forms of Notes, the base indenture (as defined below) under which the Notes will be issued and the first supplemental indenture (as defined below) establishing the terms of the Notes. The base indenture and the first supplemental indenture have been or will be filed as exhibits to, and incorporated by reference in, the registration statement of which this prospectus supplement and the accompanying base prospectus is a part. In this summary, the base indenture, as supplemented by the first supplemental indenture, together, is referred to as the “indenture.”

The indenture and its associated documents contain the full legal text of the matters described in this section. The indenture has been qualified under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), and you should refer to the Trust Indenture Act for provisions that apply to the Notes.

General

The Corporation will issue the Notes pursuant to an indenture (the “base indenture”) among the Corporation, The Bank of New York Mellon Trust Company, N.A. (referred to herein as the “U.S. indenture trustee”) and BNY Trust Company of Canada (referred to herein as the “Canadian indenture trustee” and, together with the U.S. indenture trustee, the “indenture trustees”) as supplemented by a supplemental indenture (the “first supplemental indenture” and, together with the base indenture, the “indenture”). The Corporation may issue an unlimited amount of other securities under the indenture which are on parity with the Notes.

The Notes will be unsecured and unsubordinated obligations of the Corporation and will rank on a parity in right of payment with all of the Corporation’s other unsecured and unsubordinated indebtedness from time to time outstanding. Additional information about the Corporation’s current outstanding indebtedness and the relative priorities of its indebtedness is described below under “—Ranking.”

The Notes will be issued in fully registered form only, without coupons. Any Notes that are issued as separate securities as a result of the creation of Treasury Units or in connection with an early settlement, early settlement upon a fundamental change, a remarketing, a termination or a settlement with separate cash will be initially represented by one or more fully registered global securities (the “global securities”) deposited with the U.S. indenture trustee, as custodian for DTC, as depository, and registered in the name of DTC or DTC’s nominee. A beneficial interest in a global security will be shown on, and transfers or exchanges thereof will be effected only through, records maintained by DTC and its participants, as described below under “—Book-Entry Issuance—The Depository Trust Company.” The authorized denominations of the Notes will be $1,000 and any larger amount that is an integral multiple of $1,000. However, if a holder is entitled to receive Notes in an aggregate principal amount that is not an integral multiple of $1,000 upon termination of the Purchase Contracts as described under “Description of the Purchase Contracts—Termination” above, the Corporation will issue upon request of the Purchase Contract Agent Notes in denominations of $50 and integral multiples thereof. Except in certain circumstances described below, the Notes that are issued as global securities will not be exchangeable for Notes in definitive certificated form.

Each Corporate Unit includes a 1/20, or 5%, undivided beneficial ownership interest in a Note having a principal amount of $1,000 that corresponds to the stated amount of $50 per Corporate Unit.

The Notes will not be subject to a sinking fund provision and, prior to the Purchase Contract Settlement Date, will not be subject to defeasance. After the Purchase Contract Settlement Date, the Notes will be subject to defeasance. The entire principal amount of the Notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on June 15, 2026. As described below under “—Put Option upon Failed Remarketing,” holders will have the right to require the Corporation to purchase their Notes under certain circumstances. The indenture will not contain any financial covenants or restrict the Corporation from paying dividends, making investments, incurring indebtedness or repurchasing its securities. The indenture does not contain provisions that afford holders of the Notes protection in the event the Corporation is involved in a highly leveraged transaction or other similar transaction that may adversely affect such holders. The indenture does not limit the Corporation’s ability to issue or incur other debt or issue preferred shares.

The Notes are initially being offered in the aggregate principal amount of $900,000,000. If the Corporation issues additional Corporate Units as a result of the underwriters’ exercise of their Over-Allotment Option, the Corporation may, without the consent of the holders of the Notes, increase the principal amount of the Notes and issue up to an additional $135,000,000 principal amount of Notes having the same ranking, interest rate, maturity and other terms as the Notes. Any such new Notes, together with the existing Notes, will constitute a single series of securities under the indenture. The existing Notes and any new Notes having the same terms as the Notes offered hereby subsequently issued under the indenture will be treated as a single series for all purposes under the indenture, including, without limitation, voting waivers and amendments.

Other than as set forth under “—Payment of Additional Amounts,” the Corporation will not pay any additional amounts to holders of the Notes in respect of any tax, assessment or governmental charge.

Ranking

The Notes will be unsecured and unsubordinated obligations and will rank on a parity in right of payment with all of the Corporation’s other unsecured and unsubordinated indebtedness from time to time outstanding. In addition, the Notes will be structurally subordinated to all liabilities of the Corporation’s subsidiaries.

Because the Corporation is a holding company and conducts all of its operations through its subsidiaries, its ability to meet its obligations under the Notes is dependent on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to the Corporation. Holders of the Notes will generally have a junior position to claims of creditors of the Corporation’s subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities, guarantee holders and any preferred shareholders. As of March 31, 2021, the Corporation had approximately $959 million principal amount of outstanding long-term debt on an unconsolidated basis that will rank on parity with the Notes. The provisions of the indenture do not limit the amount of indebtedness or preferred shares issuable by the Corporation’s subsidiaries. The Corporation and its subsidiaries expect to incur additional indebtedness from time to time.

Principal and Interest

The Notes will mature on June 15, 2026 (the “stated maturity date”) and will initially bear interest from the date of original issuance at the rate of     % per annum. Subject to the changes to the interest payment dates made pursuant to a successful remarketing, interest will be payable quarterly on March 15, June 15, September 15 and December 15 of each year (each, an “interest payment date”), commencing on September 15, 2021, and at maturity. Subject to certain exceptions, the indenture provides for the payment of interest on an interest payment date only to persons in whose names the Notes are registered at the close of business on the record date, which will be the close of business on the first day of the calendar month in which the applicable interest payment date falls (whether or not a business day). Notwithstanding the foregoing, any interest payable at maturity will be paid to the person to whom principal is payable. Interest will be calculated on the basis of a 360-day year of twelve 30-day months, and with respect to any period less than a full calendar month, on the basis of the actual number of days elapsed in a 30-day month.

If any interest payment date, redemption date, maturity date or the date (if any) on which the Corporation is required to purchase the Notes is not a business day, then the applicable payment will be made on the next succeeding day that is a business day, and no interest will accrue or be paid in respect of such delay. “Business day,” for purposes of the indenture, means any day that is not a Saturday or Sunday or a day on which banking institutions in The City of New York are authorized or required by law or executive order to close or a day on which the corporate trust office of the U.S. indenture trustee is closed for business.

For purposes of the Interest Act (Canada), whenever any interest or fee in respect of the Notes is calculated using a rate based on a number of days less than a full year, such rate determined pursuant to such calculation, when expressed as an annual rate, shall be equivalent to (x) the applicable rate, (y) multiplied by the actual number of days in the calendar year in which the period for which such interest or fee is payable (or compounded) ends, and (z) divided by the number of days based on which such rate is calculated.  The principle of deemed reinvestment of interest does not apply to any interest calculation in respect of the Notes. The rates of interest stipulated herein with respect to the Notes are intended to be nominal rates and not effective rates or yields.

The interest rate on the Notes may be reset in connection with a successful remarketing, as described below under “—Interest Rate Reset.” However, if there is not a successful remarketing, the interest rate will not be reset and the Notes will continue to bear interest at the initial interest rate, all as described below under “—Interest Rate Reset.” Except in the case of a failed final remarketing, interest on the Notes following the optional remarketing settlement date or the Purchase Contract Settlement Date, as applicable, will be payable on a semi-annual basis.

Remarketing

The Notes will be remarketed as described under “Description of the Purchase Contracts—Remarketing.”

Following any successful remarketing of the Notes:

-	the interest rate on the Notes may be reset as described below and under “—Interest Rate Reset” below;

-	interest will be payable on the Notes semi-annually on June 15 and December 15 of each year; and

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the Notes will cease to be redeemable at the Corporation’s option, and the provisions described under “—Redemption at the Corporation’s Option” and “—Redemption Procedures” below will no longer apply to the Notes.

All such modifications will take effect only if the remarketing is successful, without the consent of holders, on the optional remarketing settlement date or the Purchase Contract Settlement Date, as the case may be, and will apply to all Notes, whether or not included in the remarketing. All other terms of the Notes will remain unchanged.

The Corporation will use commercially reasonable efforts to ensure that a registration statement, including a prospectus, with regard to the full amount of the Notes to be remarketed will be effective under the securities laws, if required under U.S. federal securities laws, and an appropriate final Canadian prospectus for the same purpose, if required under Canadian securities laws, in a form that may be used by the remarketing agent in connection with the remarketing (unless a registration statement or final Canadian prospectus is not required under the applicable laws and regulations that are in effect at that time or unless the Corporation conducts any remarketing in accordance with an exemption under the securities laws).

In order to remarket the Notes, the remarketing agent, in consultation with the Corporation, may reset the interest rate on the Notes (either upward or downward) in order to produce the required price in the remarketing, as discussed under “Description of the Purchase Contracts—Remarketing.”

Remarketing of Notes That Are Not Included in Corporate Units

At any time after the Corporation gives notice of a remarketing (other than during a blackout period), holders of Notes that do not underlie Corporate Units may elect to have their Notes remarketed in such remarketing in the same manner as Notes that underlie Corporate Units by delivering their Notes along with a notice of this election to the Custodial Agent. The Custodial Agent will hold the Notes separate from the collateral account in which the pledged securities will be held. Holders of Notes electing to have their Notes remarketed will also have the right to make or withdraw such election at any time on or prior to 4:00 p.m., New York City time, on the second business day immediately preceding the first day of an optional remarketing period or final remarketing period, as the case may be, in each case, other than during a blackout period. In the event of a successful remarketing during the optional remarketing period, each holder of separate Notes that elects to have its Notes remarketed will receive, for each $1,000 principal amount of Notes sold, the remarketing price per Note. The “remarketing price per Note” means, for each $1,000 principal amount of Notes, an amount in cash equal to the quotient of the Treasury Portfolio purchase price divided by the number of Notes having a principal amount of $1,000 included in such remarketing that are held as components of Corporate Units. For the purposes of determining the proceeds that the remarketing agent will seek to obtain for the Notes in an optional remarketing, the “separate Notes purchase price” means the amount in cash equal to the product of (1) the remarketing price per Note and (2) the number of Notes having a principal amount of $1,000 included in such remarketing that are not part of Corporate Units. In the event of a successful remarketing during the final remarketing period, each holder of separate Notes that elects to have its Notes remarketed will receive an amount, for each $1,000 principal amount of Notes, equal to $1,000 in cash. Any accrued and unpaid interest on such Notes will be paid in cash by the Corporation, on the Purchase Contract Settlement Date.

Interest Rate Reset

In the case of a successful remarketing, the interest rate on the Notes may be reset on the date of a successful remarketing and the relevant reset rate will become effective on the settlement date of the remarketing, which will be, in the case of an optional remarketing, the second business day following the optional remarketing date (or, if the remarketed Notes are priced after 4:30 p.m. New York City time on the optional remarketing date, the third business day following the optional remarketing date) and, in the case of the final remarketing period, the Purchase Contract Settlement Date. If a reset occurs pursuant to a successful optional remarketing, the reset rate will be the interest rate determined by the remarketing agent, in consultation with the Corporation, as the rate the Notes should bear in order for the remarketing proceeds to equal at least 100% of the Treasury Portfolio purchase price plus the separate Notes purchase price, if any. If a reset occurs pursuant to a successful final remarketing, the reset rate will be the interest rate determined by the remarketing agent, in consultation with the Corporation, as the rate the Notes should bear in order for the remarketing proceeds to equal at least 100% of the principal amount of the Notes being remarketed. In any case, a reset rate may be higher or lower than the initial interest rate of the Notes depending on the results of the remarketing and market conditions at that time. However, in no event will the reset rate exceed the maximum rate permitted by applicable law. In addition, following a successful remarketing, interest on Notes will be payable on a semi-annual basis on June 15 and December 15 of each year.

If the Notes are not successfully remarketed, the interest rate will not be reset and the Notes will continue to bear interest at the initial annual interest rate of      %.

The remarketing agent is not obligated to purchase any Notes that would otherwise remain unsold in the remarketing. None of the Corporation, the remarketing agent or any agent of the Corporation or the remarketing agent will be obligated in any case to provide funds to make payment upon tender of Notes for remarketing.

Put Option upon Failed Remarketing

If the Notes have not been successfully remarketed on or prior to the last day of the final remarketing period, holders of Notes will have the right to require the Corporation to purchase their Notes on the Purchase Contract Settlement Date, upon at least two business days’ prior notice in the case of Notes that are not included in Corporate Units, at a price equal to the principal amount of such Notes. In such circumstances, holders of Notes that underlie Corporate Units will be deemed to have exercised such put right as described under “Description of the Purchase Contracts—Remarketing,” unless they settle the related Purchase Contracts with separate cash.

Redemption at the Corporation’s Option

The Corporation may redeem the Notes at its option only if there has been a failed final remarketing. In that event, any Notes that remain outstanding after the Purchase Contract Settlement Date will be redeemable on or after June 15, 2024 at the Corporation’s option, in whole or in part, at any time and from time to time, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest, if any, to but excluding the redemption date. The Corporation may at any time irrevocably waive the right to redeem the Notes for any specified period (including the remaining term of the Notes). The Corporation may not redeem the Notes if the Notes have been accelerated and such acceleration has not been rescinded or unless all accrued and unpaid interest has been paid in full on all outstanding Notes for all interest periods terminating on or prior to the redemption date. Following a successful remarketing of the Notes, the Notes will cease to be redeemable at the Corporation’s option.

Redemption Procedures

The Corporation will send notice of any optional redemption to the registered holder of the Notes being redeemed not less than 20 days and not more than 60 days before the redemption date. The notice of redemption will identify, among other things, the redemption date, the redemption price and that on the redemption date, the redemption price will become due and payable and that Notes called for redemption will cease to accrue interest on and after the redemption date (unless there is a default on payment of the redemption price). By 11:00 am, New York City time, on the redemption date, the Corporation will deposit with the paying agent or the U.S. indenture trustee money sufficient to pay the redemption price of the Notes to be redeemed on that date, together with any accrued interest on the Notes to be redeemed to but excluding the date fixed for redemption. If the Corporation redeems less than all of the Notes, and the Notes are issued as global securities, the Notes to be redeemed will be selected by DTC in accordance with applicable DTC procedures. If the Notes to be redeemed are not issued as global securities, the U.S. indenture trustee will choose the Notes to be redeemed by lot or in any manner that it deems fair and appropriate.

In the event the final remarketing fails, if you hold Notes as part of Corporate Units you will be deemed to exercise your option to put the Notes to the Corporation unless you elect to settle the Purchase Contracts with separate cash as described under “Description of the Purchase Contracts—Notice to Settle with Cash,” and the Corporation will apply the put price against your obligations under the Purchase Contracts. This remedy has the effect similar to an automatic redemption of the Notes, but the Corporation does not have to give you prior notice or follow any of the other redemption procedures.

The Corporation may block the transfer or exchange of (i) all Notes during a period of 15 days prior to the date on which notice of selection of the Notes for optional redemption is given or (ii) any Note being redeemed, except with respect to the unredeemed portion of any Note being redeemed solely in part.

Events of Default

Each of the following is an “Event of Default” with respect to the Notes:

-	failure to pay required interest on the Notes for 30 days;

-	failure to pay when due principal on the Notes;

-	failure to pay the purchase price of any Note on the Purchase Contract Settlement Date, if required under “—Put Option upon Failed Remarketing” above;

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failure to perform, for 90 days after notice, any other covenant in the indenture applicable to the Notes, unless such period is extended or corrective action is initiated within such periods and is being diligently pursued; and

-	certain events of bankruptcy or insolvency, whether voluntary or not.

If an Event of Default (other than an Event of Default resulting from certain events of bankruptcy or insolvency) should occur and be continuing, the U.S. indenture trustee or the holders of at least 25% in total principal amount of outstanding Notes may declare each Note immediately due and payable. If an Event of Default resulting from certain events of bankruptcy or insolvency occurs, then the principal of, and accrued interest on, all of the outstanding Notes will automatically become and be immediately due and payable without any declaration or other act on the part of the U.S. indenture trustee or any holder of the Notes.

The holders of a majority in principal amount of outstanding Notes may waive a default or Event of Default, other than a default in the payment of principal of, or interest on, the Notes (including the redemption price or purchase price of the Notes, if applicable), or a default or Event of Default with respect to a covenant or provision that cannot be modified or amended without the consent of the holder of each outstanding Note.

If any portion of the amount payable on the Notes upon acceleration is considered by a court to be unearned interest, the court could disallow recovery of such portion.

The holders of a majority in principal amount of outstanding Notes will be entitled to control certain actions of the U.S. indenture trustee. The U.S. indenture trustee generally will not be required to take any action requested, ordered or directed by any of the holders of the Notes, unless one or more of such holders shall have offered to the U.S. indenture trustee security and/or indemnity satisfactory to it.

Before any holder of Notes may institute action for any remedy, except payment on such holder’s Notes when due, the holders of not less than 25% in principal amount of outstanding Notes must request the U.S. indenture trustee to take action. Holders must also offer and give the U.S. indenture trustee security and/or indemnity satisfactory to it against liabilities incurred by the U.S. indenture trustee for taking such action.

The Corporation is required to annually furnish the U.S. indenture trustee a statement as to the Corporation’s compliance with all conditions and covenants under the indenture. The U.S. indenture trustee is required, within 90 days after the occurrence of a default, to give notice of all defaults to each holder of the Notes. However, the indenture provides that the U.S. indenture trustee may withhold notice to the holders of the Notes of any default, other than a default in the payment of principal of, or interest on, the Notes (including the redemption price or purchase price of the Notes, if applicable), if it considers withholding notice to be in the interests of the holders of the Notes.

Payment of Additional Amounts

All payments made by or on account of any obligation of the Corporation under or with respect to the Notes shall be made free and clear of and without withholding or deduction for, or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto), in each case in the nature of a tax, imposed or levied by a governmental authority (hereinafter “Taxes”), unless the Corporation is required to withhold or deduct Taxes by law or by the interpretation or administration thereof by the relevant government authority or agency. If the Corporation is so required to withhold or deduct any Taxes imposed by the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax (a “Relevant Taxing Jurisdiction,” and such Taxes, “Canadian Taxes”) from any payment made under or with respect to the Notes, the Corporation shall pay as additional interest such additional amounts (hereinafter “Additional Amounts”) as may be necessary so that the net amount received by each holder of the Notes (including Additional Amounts) after such withholding or deduction for Canadian Taxes shall not be less than the amount the holder of the Notes would have received if such Canadian Taxes had not been withheld or deducted; provided, however, that no Additional Amounts shall be payable with respect to a payment made to a holder of the Notes in respect of a holder or beneficial owner (i) with which the Corporation does not deal at arm’s length (for purposes of the Tax Act) at the time of the making of such payment; (ii) in respect of a debt or other obligation to pay an amount to a person with whom the Corporation is not dealing at arm’s length (for purposes of the Tax Act); (iii) which is subject to such Canadian Taxes by reason of the failure to comply with any certification, identification, information, documentation or other reporting requirement by a holder or beneficial owner of the Notes if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in, the rate of deduction or withholding of, such Canadian Taxes; (iv) where all or any portion of the amount paid to such holder of the Notes relates to an amount that is or was deemed to be a dividend paid to such holder pursuant to subsection 214(16) of the Tax Act; (v) which is subject to such Canadian Taxes by reason of its carrying on business in or being connected with Canada or any province or territory thereof (including, without limitation, by being or having been a national, domiciliary or resident, or treated as a resident, of, or physically present in or having or having had a permanent establishment in, Canada or any province or territory thereof) otherwise than by the mere holding of Notes or the receipt of payments thereunder; (vi) in respect of any applicable Taxes that are payable other than by withholding from payments under or with respect to the Notes; (vii) in respect of any estate, inheritance, gift, sale, transfer, personal property, excise or similar applicable Taxes; (viii) if the applicable Taxes would not have been imposed but for the presentation of such Note (in cases in which presentation is required) more than 30 days after the later of the date on which the relevant payment became due and payable pursuant to the terms thereof or was made or duly provided for; (ix) in respect of any applicable Taxes to the extent such applicable Taxes result from the presentation of any Note for payment (where presentation is required for payment) and the payment can be made without such withholding or deduction by the presentation of the Note for payment by at least one other paying agent; (x) for any Taxes imposed pursuant to Sections 1471 through 1474 of the Code (or any amended or successor version of such sections) (“FATCA”), any regulations or other official guidance thereunder, any agreement entered into pursuant to section 1471(b)(1) of the Code, any intergovernmental agreement entered into between a non-U.S. jurisdiction and the United States in connection with FATCA or any law, regulation or other official guidance enacted in any jurisdiction implementing FATCA; and (xi) in respect of any combination of applicable Taxes referred to in the preceding clauses (i) through (x). The Corporation shall make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority as and when required under applicable law.

Furthermore, Additional Amounts shall not be paid for any applicable Taxes if the holder is a fiduciary, partnership, limited liability company or person other than the sole beneficial owner of that payment to the extent that such payment would be required to be included in the income under the laws of the Relevant Taxing Jurisdiction, for tax purposes, of a beneficiary or settlor with respect to the fiduciary, a partner or member of that partnership or limited liability company or a beneficial owner who would not have been entitled to such Additional Amounts had that beneficiary, settlor, partner, member or beneficial owner been the holder thereof.

Whenever in this “Description of the Remarketable Notes” there is mentioned, in any context, (1) the payment of principal or premium, (2) purchase prices in connection with a purchase of Notes, (3) interest, or (4) any other amount payable on or with respect to the Notes, such reference shall be deemed to include payment of any Additional Amounts to the extent that, in such context, such Additional Amounts are, were or would be payable in respect thereof.

The Corporation will pay any present or future stamp, court, documentary or similar Taxes that arise in any taxing jurisdiction from the execution, delivery, enforcement or registration of the Notes, the indenture, or any other document or instrument required in relation thereof, and the Corporation agrees to indemnify the holders for any such Taxes paid by such holders. The obligations described under this heading will survive any termination, defeasance or discharge of the Indenture.

Consolidation, Merger or Sale

The Corporation will agree not to consummate (1) any consolidation, merger, arrangement or amalgamation of the Corporation with or into any person or persons or convey or (2)  any sale, lease or other transfer in one transaction or a series of related transactions of all or substantially all of the Corporation’s consolidated assets to any person other than one of its subsidiaries unless (i) the Corporation is the continuing entity or the successor entity is a corporation, limited liability company, partnership or trust organized and existing under the laws of Canada or any province or territory thereof, the United States or a State thereof or the District of Columbia and such person expressly assumes the due and punctual payment of the principal of and interest on the Notes, and the due and punctual performance and observance of all of the covenants and conditions of the indenture to be performed by the Corporation by supplemental indenture in form satisfactory to the indenture trustees, executed and delivered to the indenture trustees by such person, and (ii) immediately after giving effect to such consolidation, merger, arrangement or amalgamation, or such sale, lease or other transfer, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, will occur and be continuing.

In case of any such consolidation, merger, arrangement, amalgamation, sale, lease or other transfer, such successor will succeed to and be substituted for the Corporation, with the same effect as if it had been named as the Corporation in the indenture, and in the event of such conveyance (other than by way of a lease), the Corporation will be discharged of all of its obligations and covenants under the indenture and the Notes.

Modification of Indenture

Without Holder Consent

Without the consent of any holders of Notes, the Corporation and the indenture trustees may from time to time amend and/or supplement the indenture and the Notes for the following purposes:

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to evidence the succession of another person to the Corporation, or successive successions, and the assumption by such successor of the Corporation’s covenants, agreements and obligations pursuant to the provisions described under “—Consolidation, Merger or Sale”;

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to add to the Corporation’s covenants such further covenants, restrictions or conditions as the Corporation in good faith considers to be for the protection of the holders of the Notes, and to make the occurrence, or the occurrence and continuance, of a default in any such additional covenants, restrictions or conditions a default or an Event of Default; provided that such supplemental indenture may provide for a particular grace period or an immediate enforcement upon such default or limit the remedies available to the indenture trustees upon such default;

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to change or eliminate any provision of the indenture; provided, however, that any such change or elimination becomes effective only when there are no Notes outstanding, or the Notes are not entitled to the benefit of such provision;

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as determined by the Corporation in good faith, to cure any ambiguity or to correct or supplement any provision contained in the indenture that may be defective or inconsistent with any other provisions contained therein;

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to make such other provision in regard to matters or questions arising under the indenture or to make any other changes in the provisions of the indenture; provided that such action will not adversely affect the interest of the holders of the Notes in any material respect;

-	to mortgage or pledge to the indenture trustees as security for the Notes any property or assets;

-	to qualify, or maintain the qualification of, the indenture under the Trust Indenture Act;

-	to comply with the requirements of Canadian laws applicable to trust indentures;

-	to evidence and provide for the acceptance of appointment under the indenture by a successor trustee;

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to supplement the indenture to such extent as is necessary to permit or facilitate the defeasance and discharge of the Notes; provided that any such action shall not adversely affect the interests of any holder of a Note or coupon in any material respect;

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following the Purchase Contract Settlement Date, to supplement any of the provisions of the Notes to such extent as shall be necessary to permit or facilitate the defeasance and discharge of the Notes pursuant to the indenture, provided that any such action will not adversely affect the interests of any holder of any Note in any material respect;

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to set forth the terms of the Notes following a successful remarketing to incorporate the reset interest rate and semi-annual interest payment dates and to eliminate the Notes’ optional redemption provisions; or

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to conform the terms of the indenture and the Notes to the descriptions thereof contained in the “Description of the Remarketable Notes,” “Description of the Equity Units,” “Description of the Purchase Contracts” and “Certain Provisions of the Purchase Contract and Pledge Agreement” sections in the preliminary prospectus supplement for the Equity Units, as supplemented and/ or amended by the related pricing term sheet.

With Holder Consent

Under the indenture, supplemental indentures for the purposes of adding any provisions to or changing in any manner or eliminating any of the provisions of the indenture or of modifying in any manner the rights of the holders of the Notes under the indenture may be entered into by the Corporation and the indenture trustees, with the consent of the holders of not less than a majority in principal amount of the Notes. However, no such supplemental indenture shall:

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change the maturity of the Notes, or reduce the rate or extend the time of payment of any interest thereon or on any overdue principal amount or reduce the principal amount thereof, or change the provisions pursuant to which the rate of interest on the Notes is determined if such change could reduce the rate of interest thereon, or reduce the minimum rate of interest thereon (if any), or reduce any amount payable upon any redemption thereof, or reduce the amount to be paid at maturity or make the principal thereof or any interest thereon or on any overdue principal amount payable in any coin or currency other than U.S. dollars or impair or affect the right to institute suit for the payment thereof when due without the consent of the holder of each Note so affected;

-	reduce the percentage of Notes, the holders of which are required to consent to any such supplemental indenture, without the consent of the holders of all Notes then outstanding;

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modify any of the provisions of the indenture relating to modifications, waivers of the Corporation’s compliance with covenants thereunder or direction of the indenture trustees by holders of Notes, except to increase the percentage of holders who must consent thereto or to provide that certain other provisions cannot be modified or waived without the consent of the holders of all Notes then outstanding;

-	modify the put right of holders of the Notes upon a failed remarketing in a manner materially adverse to the holders without the consent of the holder of each Note so affected; or

-	modify the remarketing provisions of the Notes in a manner materially adverse to the holders without the consent of the holder of each Note so affected.

For the avoidance of doubt, the immediately preceding sentence will not limit the Corporation’s ability to modify the terms of the Notes in connection with a remarketing that is made in accordance with the terms of the indenture.

A supplemental indenture that changes or eliminates any covenant or other provision of the indenture expressly included solely for the benefit of holders of securities other than the Notes, or which modifies the rights of the holders of securities other than the Notes with respect to such covenant or other provision, will be deemed not to affect the rights under the indenture of the holders of the Notes.

The Corporation may omit to comply with any covenant or condition contained in the indenture (other than its obligations to pay principal and interest pursuant to the terms of the Notes) if holders of a majority in principal amount of the Notes waive such compliance.

Satisfaction and Discharge

The indenture provides that, after the Purchase Contract Settlement Date, at the Corporation’s option, it will be discharged from all obligations in respect of the Notes then outstanding (except for certain obligations to register the transfer of or exchange the Notes, to replace stolen, lost or mutilated Notes, and to maintain paying agencies) if all of the Notes have become due and payable, or are to become due and payable within one year or are called for redemption within one year under arrangements satisfactory to the U.S. indenture trustee for the giving of notice of redemption, and the Corporation, in each case, irrevocably deposit in trust with the U.S. indenture trustee money and/or securities backed by the full faith and credit of the United States that through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money in an amount sufficient to pay all of the principal of and interest on the Notes on the stated maturity date in accordance with the terms thereof.

Defeasance

The indenture allows for, after the Purchase Contract Settlement Date, at the Corporation’s option, legal and/or covenant defeasance with respect to the Notes. In order to defease the Notes, the following conditions must be met (subject to certain limitation in the indenture):

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the Corporation must irrevocably deposit with the U.S. indenture trustee in trust (1) an amount in U.S. dollars, or (2) U.S. government obligations which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment of principal of (and premium, if any) and interest, if any, on the Notes, money, or (3) a combination thereof, in any case, in an amount, sufficient, without consideration of any reinvestment of such principal and interest, in the opinion of a firm of independent public accountants that is nationally recognized in the United States, to pay and discharge, the principal of (and premium, if any) and interest, if any, on the Notes, to and including their stated maturity of the Notes;

-
such legal defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, the indenture or any other material agreement or instrument to which the Corporation is a party or by which it is bound;

-
in the case of legal defeasance, no event of default or event which with notice or lapse of time or both would become an event of default with respect to the Notes shall have occurred and be continuing on the date of such deposit and, with respect to legal defeasance only, at any time during the period ending on the 91st day after the date of such deposit;

-
if the Notes are to be redeemed prior to their stated maturity, notice of such redemption shall have been duly given pursuant to the indenture or provision therefor satisfactory to the U.S. indenture trustee shall have been made;

-
the Corporation must deliver to the U.S. indenture trustee an officer’s certificate and an opinion of counsel, each stating that all conditions precedent to the legal defeasance or covenant defeasance have been complied with;

-
the Corporation must deliver to the U.S. indenture trustee an opinion of counsel to the effect that beneficial owners of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of its exercise of its option to defease the Notes, and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same times as would have been the case if such legal defeasance or covenant defeasance had not occurred, which opinion of counsel must be based, solely in the case of legal defeasance, upon a ruling of the U.S. Internal Revenue Service to the same effect or a change in applicable federal income tax law or related treasury regulations after the date of the indenture; and

-
the Corporation must deliver an opinion of counsel in Canada or a ruling from the Canada Revenue Agency, in each case, confirming that the holders of the Notes will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of such discharge and defeasance or covenant defeasance and will be subject to Canadian federal, provincial or territorial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case if such discharge and defeasance or covenant defeasance had not occurred.

Title

Prior to due presentment for registration of transfer of any Note, the Corporation, the indenture trustees and any agent of the Corporation or the indenture trustees may deem and treat the person in whose name such Note is registered as the absolute owner of such Note (whether or not payments in respect of such Note are overdue and notwithstanding any notation of ownership or other writing thereon) for the purpose of receiving payment of or an account of the principal of and interest on such Note and for all other purposes; and neither the Corporation nor the indenture trustees nor any agent of the Corporation or the indenture trustees will be affected by any notice to the contrary.

Governing Law

The Indenture and the Notes will be governed by and construed in accordance with the laws of the of the State of New York, without regard to conflicts of laws principles thereof; provided, however, that the exercise, performance or discharge by the Canadian indenture trustee of any of its rights, powers, duties or responsibilities under the Indenture or the Notes shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

The Indenture Trustees

The U.S. indenture trustee under the indenture will be The Bank of New York Mellon Trust Company, N.A. and the Canadian indenture trustee will be BNY Trust Company of Canada for the Notes. The Corporation and certain of its affiliates maintain banking and credit relationships with The Bank of New York Mellon Trust Company, N.A. The Bank of New York Mellon Trust Company, N.A. and its affiliates have purchased, and may purchase in the future, the Corporation’s securities and securities of its affiliates. The indenture trustees will be permitted to engage in other transactions with the Corporation. If the indenture trustees acquire any “conflicting interest” as defined under the Trust Indenture Act, it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The U.S. indenture trustee will initially be the registrar and paying agent with respect to the Notes.

Book-Entry Issuance—The Depository Trust Company

The Notes that form a part of the Corporate Units will be issued in fully registered form and will be registered in the name of the Purchase Contract Agent. The Notes that do not form a part of the Corporate Units will be evidenced by one or more global notes registered in the name of DTC’s nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. Such global notes will be deposited with the U.S. indenture trustee as custodian for DTC. See “Certain Provisions of the Purchase Contract and Pledge Agreement—Book-Entry System” for a description of DTC.

Purchases of the Notes under the DTC system must be made by or through direct participants, which will receive a credit for the Notes on DTC’s records. The ownership interest of each actual purchaser of each Note (“beneficial owner”) is in turn to be recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the direct or indirect participant through which they purchased the Notes. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in Notes, except as set forth below.

To facilitate subsequent transfers, all Notes deposited by direct participants with DTC are registered in the name of DTC’s nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of the Notes with DTC and their registration in the name of Cede & Co. or such other nominee do not affect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the Notes; DTC’s records reflect only the identity of the direct participants to whose accounts the Notes are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners, will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Notices will be sent to DTC.

Neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to the Notes unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an omnibus proxy to the Corporation as soon as possible after the record date. The omnibus proxy assigns the voting or consenting rights of Cede & Co. to those direct participants to whose accounts the Notes are credited on the record date. The Corporation believes that these arrangements will enable the beneficial owners to exercise rights equivalent in substance to the rights that can be directly exercised by a registered holder of the Notes.

Payments of principal and interest on the Notes will be made to Cede & Co. (or such other nominee of DTC). DTC’s practice is to credit direct participants’ accounts upon DTC’s receipt of funds and corresponding detail information from the Corporation or the U.S. indenture trustee, on the payable date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices and will be the responsibility of each participant and not of DTC, the U.S. indenture trustee or the Corporation, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to Cede & Co. (or other such nominee of DTC) is the Corporation’s responsibility. Disbursement of such payments to direct participants will be the responsibility of DTC, and disbursement of such payments to the beneficial owners is the responsibility of direct and indirect participants.

In a few special situations described below, a book-entry security representing the Notes will terminate and interests in it will be exchanged for physical certificates representing the Notes. After that exchange, the choice of whether to hold securities directly or in street name will be up to you. You must consult your bank, broker or other financial institution to find out how to have your interests in the Notes transferred to your name, so that you will be a direct holder.

The special situations for termination of a global security representing the Notes are:

-
DTC notifies the Corporation that it is unwilling or unable to continue as depository for that global security and no successor depository has been appointed within 90 days after the Corporation’s receipt of such notice;

-
DTC ceases to be a “clearing agency” registered under the U.S. Exchange Act when DTC is required to be so registered and the Corporation receives notice of such cessation, and no successor depository has been appointed within 90 days after the Corporation’s receipt of such notice or its becoming aware of such cessation; or

-
any Event of Default with respect to the Notes has occurred and is continuing, or any other event has occurred and is continuing, which after notice or lapse of time, would become an Event of Default with respect to the Notes, and any beneficial owner requests that its beneficial interest be exchanged for a physical certificate.

DTC may discontinue providing its services as securities depository with respect to the Notes at any time by giving the Corporation or the indenture trustees reasonable notice. In the event no successor securities depository is obtained, interests in the global Notes will be exchanged for physical certificates representing the Notes.

The information in this section concerning DTC’s book-entry system has been obtained from sources that the Corporation believes to be reliable, but neither the Corporation nor the underwriters take any responsibility for the accuracy of this information.

The indenture trustees shall have no responsibility or obligation to any beneficial owner of a Note that is issued as a global security, a member of, or a participant in, DTC or other Person with respect to the accuracy of the records of DTC or its nominee or of any participant or member thereof, with respect to any ownership interest in the Notes or with respect to the delivery to any participant, member, beneficial owner or other Person (other than DTC) of any notice (including any notice of redemption or purchase) or the payment of any amount or delivery of any Notes (or other security or property) under or with respect to such Notes. All notices and communications to be given to the holders of the Notes and all payments to be made to the holders of the Notes in respect of the Notes shall be given or made only to or upon the order of the registered holders of the Notes (which shall be DTC or its nominee in the case of a Note that is issued as a global security). The rights of beneficial owners in any Note that is issued as a global security shall be exercised only through DTC subject to the applicable rules and procedures of DTC. The indenture trustees may rely and shall be fully protected in relying upon information furnished by DTC with respect to its members, participants and any beneficial owners.

The indenture trustees shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under the indenture or under applicable law with respect to any transfer of any interest in any Note (including any transfers between or among direct participant of DTC or beneficial owners of interests in any Note) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by the terms of, the indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

Neither the indenture trustees nor any agent shall have any responsibility or liability for any actions taken or not taken by DTC.

TRADING PRICES AND VOLUMES

Common Shares

The outstanding Common Shares are traded on the TSX and the NYSE under the trading symbol “AQN.”

The following table sets forth the high and low price for, and the volume of trading in, the Common Shares on the TSX for the periods indicated, based on information obtained from the TSX.

Month	Price (C$)		Volume
	High	Low

2020
June	19.84	17.16	69,276,483
July	18.78	16.85	64,380,541
August	18.71	17.48	30,155,537
September	19.64	17.80	70,033,495
October	20.89	19.25	52,143,498
November	21.73	19.93	33,265,298
December	21.36	20.10	41,923,046

2021
January	22.48	20.57	32,018,640
February	22.67	19.69	30,462,192
March	20.22	18.95	59,489,029
April	21.25	19.74	52,904,092
May	19.94	18.26	48,266,917
June 1 - 15	19.77	18.46	20,608,026

PRIOR SALES

During the 12 months preceding the date of this Prospectus Supplement, the Corporation issued the following Common Shares and securities convertible into Common Shares:

Common Shares

On July 17, 2020, the Corporation completed a public offering of 57,465,500 Common Shares, comprised of 36,995,500 Common Shares that were widely marketed and sold through a syndicate of underwriters (including the exercise of the over-allotment option), and a concurrent direct offering of 20,470,000 Common Shares that were sold to an institutional investor. The Common Shares were issued at a price of C$17.10 per Common Share for aggregate gross proceeds of approximately C$982.7 million.

During the 12 months preceding the date of this Prospectus Supplement, the Corporation issued an aggregate of 21,745,394 Common Shares pursuant to its ATM Program at an average issue price of C$19.34, as set out in the chart below:

Month of Issue	Number of Common Shares Issued	Average Issue Price (C$)
June 16-30, 2020	4,757,941	$18.81
March 2021	8,188,225	$19.78
April 2021	2,994,891	$20.41
May 2021	4,009,049	$18.57
June 1-15, 2021	1,525,288	$18.60

Convertible Securities

During the 12 months preceding the date of this Prospectus Supplement, the Corporation issued 6,602 Common Shares on the conversion of 5.00% convertible unsecured subordinated debentures issued in the first quarter of 2016:

Date of Issue	Number of Shares Issued
September 21, 2020	4,716
April 19, 2021	1,415
May 7, 2021	471

Stock Options

During the 12-month period preceding the date of this Prospectus Supplement, no stock options were exercised.

Performance Share Units / Restricted Share Units

During the 12-month period preceding the date of this Prospectus Supplement, the Corporation granted the following restricted share units (“RSUs”) and performance share units (“PSUs”) under its Performance and Restricted Share Unit Plan for employees of the Corporation and its and its participating affiliates (the “Share Unit Plan”):

Period	Number of RSUs Granted	Number of PSUs Granted
June 16, 2020 to June 30, 2020	-	-
Three Months Ended September 30, 2020	48,983	347,064
Three Months Ended December 31, 2020	-	30,319
Three Months Ended March 31, 2021	47,631	182,963
April 1, 2021 to June 15, 2021	56,087	414,400

Additional PSUs and RSUs, as applicable, are also issued quarterly, pursuant to the terms of the Share Unit Plan, as dividend equivalents units on outstanding PSUs and/or RSUs, as applicable, in connection with the payment of dividends on the Common Shares.

Under the Share Unit Plan, the Corporation has the option to pay vested PSUs and RSUs in cash, Common Shares purchased on the market or in Common Shares issued from treasury. If vested PSUs or RSUs are paid in Common Shares, the participant would receive one Common Share for each whole vested PSU or RSU.

During the 12-month period preceding the date of this Prospectus Supplement, the Corporation settled 1,000,923 PSUs and RSUs in exchange for 508,424 Common Shares issued from treasury, and 492,499 PSUs and RSUs were settled at their cash value as payment for tax withholdings related to the settlement of PSUs and RSUs.

Directors’ Deferred Share Units

During the 12-month period preceding the date of this Prospectus Supplement, the Corporation granted the following deferred share units (“DSUs”) under its DSU Plan to non-employee directors of the Corporation:

Period	Number of Units Granted
June 16, 2020 to June 30, 2020	21,343
Three Months Ended September 30, 2020	21,582
Three Months Ended December 31, 2020	18,539
Three Months Ended March 31, 2021	15,970
April 1, 2021 to June 15, 2021	5,379

Under the DSU Plan, non-employee directors of the Corporation may elect annually to receive all or any portion of their compensation in DSUs in lieu of cash compensation. The DSU Plan provides for settlement of DSUs in cash or Common Shares at the election of the Corporation. Additional DSUs are also issued quarterly, pursuant to the terms of the DSU Plan, as dividend equivalent units on outstanding DSUs in connection with the payment of dividends on the Common Shares.

During the 12-month period preceding the date of this Prospectus Supplement, the Corporation settled 85,210 DSUs in exchange for 39,718 Common Shares issued from treasury, and 45,492 DSUs were settled at their cash value as payment for tax withholdings related to the settlement of DSUs.

Employee Share Purchase Plan

During the 12-month period preceding the date of this Prospectus Supplement, the Corporation issued 339,894 Common Shares pursuant to its employee share purchase plan at a weighted average issue price of C$19.73 per Common Share.

Dividend Reinvestment Plan

During the 12-month period preceding the date of this Prospectus Supplement, the following number of Common Shares were issued from treasury pursuant to the Corporation’s dividend reinvestment plan at the average price per Common Share and month indicated below:

Month of Issue	Number of Common Shares	Price per Share (C$)
July 2020	1,621,126	$16.19
October 2020	1,684,248	$19.47
January 2021	1,403,636	$20.42
April 2021	1,522,859	$19.39

UNDERWRITING

J.P. Morgan Securities LLC, Wells Fargo Securities, LLC, BMO Capital Markets Corp. and Morgan Stanley & Co. LLC are acting as the representatives of each of the Underwriters named below. Subject to the terms and conditions set forth in an Underwriting Agreement among the Corporation and the Underwriters, the Corporation has agreed to sell to the Underwriters, and each of the Underwriters has agreed, severally and not jointly, to purchase from the Corporation, the number of Equity Units set forth opposite its name below.

Underwriter	Number of Equity Units
J.P. Morgan Securities LLC
Wells Fargo Securities, LLC
BMO Capital Markets Corp.
Morgan Stanley & Co. LLC
Total	18,000,000

 Subject to the terms and conditions set forth in the Underwriting Agreement, the Underwriters have agreed, severally and not jointly, to purchase all of the Equity Units sold under the Underwriting Agreement if any of these Equity Units are purchased. If an Underwriter defaults, the Underwriting Agreement provides that the purchase commitments of the non-defaulting Underwriters may be increased, or the Underwriting Agreement may be terminated.

The Corporation has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the U.S. Securities Act and applicable Canadian securities laws, or to contribute to payments the Underwriters may be required to make in respect of those liabilities.

The Underwriters are offering the Equity Units, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the Equity Units, and other conditions contained in the Underwriting Agreement, such as the receipt by the Underwriters of officer’s certificates and legal opinions. The Underwriting Agreement provides that the obligations of the Underwriters to purchase the Equity Units may be terminated at their discretion if there is a material adverse change in the financial markets which makes it impracticable to proceed with the offering of the Equity Units and may also be terminated upon the occurrence of certain stated events. The Underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. The public offering price and the other terms of the Offering have been determined by negotiation between the Corporation and the Underwriters.

The Offering is being made concurrently in the United States and in each of the provinces of Canada pursuant to the multi-jurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada. The Common Shares will be offered in the United States and Canada through the U.S. Underwriters and the Canadian Underwriters, respectively. No Equity Units offered hereunder will be offered or sold in any jurisdiction except by or through brokers or dealers duly registered under the applicable securities laws of that jurisdiction, or in circumstances where an exemption from such registered dealer requirements is available.

Commissions

The Representatives have advised the Corporation that the Underwriters propose initially to offer the Equity Units at the public offering price set forth on the cover page of this Prospectus Supplement. After the initial offering, the public offering price may be reduced or any other term of the Offering may be changed. In the event the public offering price of the Equity Units is reduced, the compensation received by the Underwriters will be decreased by the amount by which the aggregate price paid by the purchasers for the Equity Units is less than the gross proceeds paid to the Corporation by the Underwriters for the Equity Units. Any such reduction in the public offering price shall not affect the purchase price to be paid to the Corporation. Sales of any Equity Units made outside of the United States may be made by affiliates of the Underwriters.

The following table shows the public offering price, underwriting commission and net proceeds before expenses to the Corporation. The information assumes either no exercise or full exercise by the Underwriters of the Over-Allotment Option.

Total
	Per Equity Unit		Without Option		With Option
Public Offering Price		$50.00		$900,000,000		$1,035,000,000
Underwriting commission	$		$		$
Net proceeds, before expenses, to Algonquin	$		$		$

The expenses of the Offering payable by the Corporation, not including the underwriting commission, are estimated at $     .

The Underwriters have agreed to reimburse the Corporation for certain expenses in connection with the Offering.

Over-Allotment Option

The Corporation has granted an option to the Underwriters to purchase up to an additional 2,700,000 Corporate Units at the public offering price. The Underwriters may exercise the Over-Allotment Option for 13 days from the date of this Prospectus Supplement. If the Underwriters exercise the Over-Allotment Option, each will be obligated, subject to conditions contained in the Underwriting Agreement, to purchase an additional number of Corporate Units proportionate to that Underwriter’s initial number reflected in the table first above, and the Corporation shall pay each Underwriter an underwriting commission per Common Share purchased by such Underwriter. A purchaser who acquires Corporate Units forming part of the Underwriters’ over-allocation position acquires those Corporate Units under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or through secondary market purchases.

New Issue of Securities

The Corporate Units are a new issue of securities with no established trading market. The Corporation intends to apply for listing of the Corporate Units on the NYSE. If approved for listing, trading on the NYSE is expected to commence within 30 days after the Corporate Units are first issued. The Corporation has been advised by the Underwriters that they presently intend to make a market in the Corporate Units after completion of the Offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. The Corporation cannot assure the liquidity of the trading market for the Corporate Units or that an active public market for the Corporate Units will develop. If an active public trading market for the Corporate Units does not develop, the market price and liquidity of the Corporate Units may be adversely affected. If the Corporate Units are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, the Corporation’s operating performance and financial condition, general economic conditions and other factors.

No Sales of Similar Securities

The Corporation has agreed that, without the prior written consent of J.P. Morgan Securities LLC, Wells Fargo Securities, LLC, BMO Capital Markets Corp. and Morgan Stanley & Co. LLC, on behalf of the Underwriters, the Corporation will not, and will not publicly disclose an intention to, for a period of 45 days from the date of this Prospectus Supplement, (A) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares; (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares, whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise; or (C) file or submit any prospectus or registration statement with the Canadian Securities Regulators or the SEC relating to the offering of any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares.

Notwithstanding the above, the restrictions contained in the foregoing sentence shall not apply to (1) the Equity Units to be issued and sold hereunder, (2) the issuance by the Corporation of Common Shares upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof as described in this Prospectus (including the documents incorporated by reference), (3) the issuance by the Corporation of any option to acquire Common Shares or other award, right or grant pursuant to the Corporation’s stock option plan, deferred share unit plan, share unit plan or employee share purchase plan existing on the date hereof and described in this Prospectus Supplement (including the documents incorporated by reference herein) and the issuance of Common Shares in connection with the exercise or vesting of any such options, awards rights or grants, or (4) the issuance by the Corporation of any Common Shares pursuant to its dividend reinvestment plan as described in this Prospectus Supplement (including the documents incorporated by reference herein).

The directors and executive officers of the Corporation have agreed that, without the prior written consent of J.P. Morgan Securities LLC, on behalf of the Underwriters, they will not, and will not publicly disclose an intention to, for a period of 45 days from the date of this Prospectus Supplement, (A) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Shares beneficially owned (as such term is used in Rule 13d-3 of the U.S. Exchange Act) or any other securities so owned convertible into or exercisable or exchangeable for Common Shares or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise.

Notwithstanding the above, the lock-up agreements applicable to the Corporation’s directors and executive officers will not apply to (a) transactions relating to Common Shares or other securities acquired in open market transactions after the completion of the Offering, (b) transfers of Common Shares or any security convertible into Common Shares as a bona fide gift, subject to certain conditions, or (c) facilitating the establishment of a trading plan on behalf of a shareholder, officer or director of the Corporation pursuant to Rule 10b5-1 under the U.S. Exchange Act for the transfer of Common Shares, subject, in each of the cases (a) through (c) above, to certain conditions.

Price Stabilization, Short Positions

In connection with the Offering, the Underwriters may purchase and sell the Equity Units in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the Underwriters of a greater number of Equity Units than they are required to purchase in the Offering. The Underwriters must close out any short position by purchasing Equity Units in the open market. A short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Equity Units in the open market after pricing that could adversely affect investors who purchase in the Offering. Stabilizing transactions consist of various bids for or purchases of Equity Units made by the Underwriters in the open market to peg, fix or maintain the price of the Equity Units prior to the completion of the Offering.

Similar to other purchase transactions, the Underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the Equity Units or preventing or retarding a decline in the market price of the Equity Units. As a result, the price of the Equity Units may be higher than the price that might otherwise exist in the open market.

Neither the Corporation nor any of the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Equity Units. In addition, neither the Corporation nor any of the Underwriters make any representation that the Underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

Some of the Underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with the Corporation or its affiliates.  They have received, or may in the future receive, customary fees and commissions for these transactions. In particular, affiliates of certain of the Underwriters are lenders under the Corporation and its subsidiaries’ credit facilities for which they have received, and in the future would receive, customary fees.

In addition, in the ordinary course of their business activities, the Underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers.  Such investments and securities activities may involve securities and/or instruments of the Corporation or its affiliates. The Underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

See “Relationship Between the Corporation and Certain Underwriters.”

Settlement

The Corporation expects that delivery of the Corporate Units will be made against payment therefor on or about the date specified on the cover page of this Prospectus Supplement, which will be the third business following the trade date of the Corporate Units (this settlement cycle being referred to as “T+3” Under Rule 15c6-1 of the U.S. Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Corporate Units on any date prior to two business days before delivery will be required, by virtue of the fact that the Corporate Units initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Corporate Units who wish to make such trades should consult their own advisor.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

The Equity Units are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”) For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Equity Units or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Equity Units or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPS Regulation. This prospectus supplement has been prepared on the basis that any offer of Equity Units in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of Equity Units. This prospectus supplement is not a prospectus for the purposes of the Prospectus Regulation.

In connection with the offering, the underwriters are not acting for anyone other than the Corporation and will not be responsible to anyone other than the issuer for providing the protections afforded to their clients nor for providing advice in relation to the offering.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

The Equity Units are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA (the “UK Prospectus Regulation”). Consequently no key information document required by Regulation (EU) 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Equity Units or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Equity Units or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation. This prospectus supplement has been prepared on the basis that any offer of Equity Units in the UK will be made pursuant to an exemption under the UK Prospectus Regulation and the FSMA from the requirement to publish a prospectus for offers of Equity Units. This prospectus supplement is not a prospectus for the purposes of the UK Prospectus Regulation or the FSMA.

In connection with the offering, the underwriters are not acting for anyone other than the Corporation and will not be responsible to anyone other than the Corporation for providing the protections afforded to their clients nor for providing advice in relation to the offering.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the UK, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) in connection with the issue or sale of any Equity Units may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Prospective Investors in Hong Kong

The Equity Units have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the Equity Units has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the Equity Units which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The Equity Units have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”) and each Underwriter has agreed that it will not offer or sell any Equity Units, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Singapore

This Prospectus Supplement and the accompanying Base Shelf Prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this Prospectus Supplement and the accompanying Base Shelf Prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Equity Units may not be circulated or distributed, nor may the Equity Units be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore, other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Equity Units are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the Equity Units under Section 275 except: (a) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (b) where no consideration is given for the transfer; or (c) by operation of law.

Singapore Securities and Futures Act Product Classification — Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, the Corporation has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Equity Units are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the Offering. This Prospectus Supplement does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act. Any offer in Australia of the Equity Units offered by this Prospectus Supplement may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the Equity Units without disclosure to investors under Chapter 6D of the Corporations Act. The Equity Units applied for by Exempt Investors in Australia must not be offered for sale in Australia for a period of 12 months after the date of allotment under the Offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions. This Prospectus Supplement contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this Prospectus Supplement is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Switzerland

The Equity Units offered by this Prospectus Supplement may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the Equity Units or the Offering may be publicly distributed or otherwise made publicly available in Switzerland. Neither this document nor any other offering or marketing material relating to the Offering, the Corporation or the Equity Units have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of Equity Units will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and any offers of Equity Units have not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or “CISA.” The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the Equity Units.

RELATIONSHIP BETWEEN THE CORPORATION AND CERTAIN UNDERWRITERS

The Corporation expects to use the net proceeds of the Offering to finance or refinance investments in Eligible Green Investments in accordance with the Corporation’s Green Financing Framework. See “Use of Proceeds”.

J.P. Morgan Securities LLC, Wells Fargo Securities, LLC, BMO Capital Markets Corp. and Morgan Stanley & Co. LLC are each affiliates of financial institutions which are lenders (the “Lenders”) to the Corporation, Algonquin Power Co. (“APCo”) (a trust of which the Corporation is the sole unitholder) and/or Liberty Utilities Co. (“Liberty Utilities”) (a subsidiary of the Corporation) under their respective credit facilities. Accordingly, the Corporation may be considered to be a connected issuer of each of these Underwriters under applicable securities laws.

As of June 10, 2021, there was approximately: (i) $459.0 million drawn and $1.7 million and C$2.6 million in outstanding letters of credit under the Corporation’s revolving credit facility; (ii) $560.0 million drawn on the Corporation’s revolving credit facility entered into on October 5, 2020; (iii) $257.0 million drawn and $47.8 million and C$5.0 million in outstanding letters of credit under APCo’s revolving credit facility; (iv) $245.0 million drawn and $103.6 million in outstanding letters of credit under Liberty Utilities’ revolving credit facility; (v) $449.5 million in commercial paper issued by Liberty Utilities; and (vi) no amount drawn under the revolving credit facility of Liberty Utilities entered into October 5, 2020. The Corporation, APCo and Liberty Utilities are in compliance with all material terms of the agreements governing the respective facilities and the Lenders have not waived any material breach of the agreements governing such credit facilities since their execution.

The decision to distribute the Equity Units offered hereby and the determination of the terms of the distribution were made through negotiations primarily between the Corporation and the Representatives, on their own behalf and on behalf of the other Underwriters. The Lenders were not involved in the decision to offer the Equity Units and will not be involved in the determination of the terms of the distribution of the Equity Units. Each of the Underwriters will receive its proportionate share of the aggregate underwriting commission payable by the Corporation to the Underwriters.

MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act to a purchaser who acquires as beneficial owner a Purchase Contract and an ownership interest in a Note (such interest, in this section on “Material Canadian Federal Income Tax Consequences”, is referred to as the “Notes”), together comprising an Equity Unit, and Common Shares issuable by the Corporation on the settlement of the Purchase Contract, (each referred to as a “Security” and collectively as “Securities”) pursuant to this prospectus supplement and who, for purposes of the Tax Act, deals at arm’s length with the Corporation and the Underwriters, is not affiliated with the Corporation or the Underwriters, and acquires and holds the Securities as capital property (a “Holder”). Generally, the Securities will be considered to be capital property to a Holder provided that the Holder does not use or hold the Securities in the course of carrying on a business of buying and selling securities and such Holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is based on the facts set out in this prospectus supplement, the provisions of the Tax Act and the regulations thereto (the “Regulations”) in force as of the date hereof, and an understanding of the current administrative policies and assessing practices of the CRA published in writing by the CRA and publicly available prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account or anticipate any changes in law or in the administrative policies or assessing practices of the CRA, whether by way of judicial, legislative or governmental decision or action. This summary is not exhaustive of all possible Canadian federal income tax considerations, and does not take into account other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described in this summary.

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Securities must be determined in Canadian dollars. Any such amount that is expressed or denominated in a currency other than Canadian dollars must be converted into Canadian dollars using the relevant exchange rate determined in accordance with the Tax Act.

This summary is of a general nature only and is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Holder, and no representations concerning the tax consequences to any particular Holder are made. The tax consequences of acquiring, holding and disposing of Securities will vary according to the Holder’s particular circumstances.

Unless the context otherwise requires, each reference herein to “Note” or “Notes” (or “Treasury security” or “Treasury securities” or “Treasury Portfolio”) is a reference to a holder’s undivided beneficial interest in the Notes (or the Treasury securities or the Treasury Portfolio).

Holders should consult their own tax advisors regarding the tax considerations applicable to them having regard to their particular circumstances, including the application and effect of the income and other tax laws of any country, province or other jurisdiction that may be applicable to the Holder.

Allocation of Purchase Price of Equity Units

A Holder’s acquisition of a Corporate Unit will be treated as an acquisition of a Note and the Purchase Contract constituting the Corporate Unit. The purchase price of each Corporate Unit is required to be allocated between the Note and the rights of the Holder under the Purchase Contract in order to determine the respective costs of those properties for tax purposes. The Corporation has determined that 100% of the issue price of a Corporate Unit is allocable to the Note and 0% is allocable to the Purchase Contract. By purchasing the Corporate Units each Holder will agree to this allocation; however, there can be no assurance that this allocation will be accepted by the CRA. The remainder of this summary assumes that the allocation of the purchase price of a Corporate Unit set out above will be respected for Canadian federal income tax purposes.

Upon a sale, exchange or other disposition of an Equity Unit, a Holder will be required to allocate the proceeds realized on such disposition between the Purchase Contract and the Note, the Treasury securities or the Treasury Portfolio, as the case may be, in order to determine their respective proceeds of disposition to such Holder for the purposes of the Tax Act.

Holders Resident in Canada

The following portion of this summary is applicable to a Holder who, for the purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times, is or is deemed to be resident in Canada (a “Resident Holder”). A Resident Holder to whom the Common Shares or Notes might not constitute capital property may make, in certain circumstances, the irrevocable election permitted by subsection 39(4) of the Tax Act to have the Common Shares and Notes, and all other Canadian securities held by such person, treated as capital property.  Resident Holders considering making such election should first consult their own tax advisors.  An election under subsection 39(4) is not available in respect of a Resident Holder’s interest in a Purchase Contract, Treasury security or Treasury Portfolio.

The following portion of this summary does not apply to a Resident Holder (i) that is a “financial institution” for purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii) an interest in which is a “tax shelter investment” as defined in the Tax Act; (iv) that reports its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian currency; (v) that has entered or will enter into, with respect to the Securities, a “derivative forward agreement” or “synthetic disposition arrangement,” each as defined in the Tax Act, (vi) that receives dividends on its Common Shares under or as part of a “dividend rental arrangement” as defined in the Tax Act, or (vii) that is exempt from tax under Part I of the Tax Act. Such Resident Holders should consult their own tax advisors with respect to an investment in Securities.  In addition, this summary does not address the deductibility of interest by a Resident Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of the Securities.

Purchase Contract

Contract Adjustment Payments on Purchase Contracts

A Resident Holder generally will be required to include in computing the Resident Holder’s income for a taxation year any contract adjustment payment that is received by the Resident Holder before the end of that taxation year, except to the extent that such contract adjustment payment was included in computing the Resident Holder’s income for a preceding taxation year. In addition, while the matter is not free from doubt, a Resident Holder should be required to include in computing the Resident Holder’s income for a taxation year the fair market value of any make-whole shares received by the Resident Holder before the end of that taxation year on the exercise of a fundamental change early settlement right.  The cost to the Resident Holder of such make-whole shares will, provided the fair market value thereof has been included in the Resident Holder’s income, generally be equal to such fair market value. Resident Holders should consult their own tax advisors concerning the timing of the recognition in income of contract adjustment payments the payment of which has been deferred by the Corporation, or which for any reason have become receivable before, but have not yet been received by, the end of the taxation year, and concerning the tax treatment of any make-whole shares received.

Acquisition of Common Shares pursuant to a Purchase Contract

While not entirely free from doubt, the acquisition of Common Shares on the settlement of a Purchase Contract is not expected to constitute a disposition of the Purchase Contract; accordingly, a Resident Holder is not expected to recognize a gain or loss on the purchase of Common Shares on the settlement (including early settlement) of the Purchase Contract.

Based on the foregoing, the cost of the Common Shares purchased pursuant to the settlement of a Purchase Contract (including in particular early settlement and settlement following a failed remarketing and exercise of the put right) should be equal to the aggregate of the Resident Holder’s adjusted cost base of such Purchase Contract (which is expected to be nil, based on the allocation discussed above) and the purchase price paid for such Common Shares under the Purchase Contract. The adjusted cost base to a Resident Holder of a Common Share so acquired will be determined by averaging such cost with the adjusted cost base of all other Common Shares owned by the Resident Holder as capital property at that time.

Resident Holders should consult their own advisors as to whether the settlement of a Purchase Contract would be considered a disposition in their circumstances, as well as the consequences of receiving any cash in lieu of fractional Common Shares.

Disposition of a Purchase Contract

A disposition by a Resident Holder of the Purchase Contract, including a disposition of the Purchase Contract arising on a disposition of an Equity Unit, generally will result in the Resident Holder realizing a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of disposition of the Purchase Contract (or, in the case of a disposition arising on the disposition of an Equity Unit, such portion of the proceeds of the disposition of the Equity Unit as is allocable to the Purchase Contract forming part of such Equity Unit) exceed (or are less than) the aggregate of the Resident Holder’s adjusted cost base of such Purchase Contract and any reasonable costs of disposition.

Notes

Interest on Notes

A Resident Holder of a Note that is a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary will be required to include in computing its income for a taxation year any interest on the Note that accrues to the Resident Holder to the end of the particular taxation year or that has become receivable by or is received by the Resident Holder before the end of that taxation year, except to the extent that such interest was included in computing the Resident Holder’s income for a preceding taxation year.

Any other Resident Holder will be required to include in computing its income for a taxation year all interest on the Note that is received or receivable by the Resident Holder in that taxation year (depending upon the method regularly followed by the Resident Holder in computing its income), except to the extent that the interest was included in the Resident Holder’s income for a preceding taxation year.

Disposition of Notes

A disposition or deemed disposition by a Resident Holder of a Note, including in particular a disposition of a Note on a successful remarketing (including a successful optional remarketing), on a disposition of an Equity Unit, on repayment of the Note at maturity, or on a sale of the Note arising on the exercise of a put right following a failed remarketing, generally will result in the Resident Holder realizing a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of disposition of such Note (adjusted to exclude any accrued interest as described below and, in the case the disposition of the Note arising on the disposition of an Equity Unit, excluding such portion of the proceeds of disposition of the Equity Unit allocable to the Purchase Contract forming part of such Equity Unit) exceed (or are less than) the aggregate of the Resident Holder’s adjusted cost base of the Note and any reasonable costs of disposition. Resident Holders should consult their own tax advisors regarding a disposition of Equity Units at a time when the Purchase Contract has negative value.

Generally, on a disposition or deemed disposition of a Note, interest accrued thereon to the date of disposition will be included in computing the Resident Holder’s income for the taxation year in which the disposition or deemed disposition occurs except to the extent such amount was otherwise included in the Resident Holder’s income for that taxation year or a preceding taxation year and will be excluded in computing the Resident Holder’s proceeds of disposition of the Note.

On a redemption of the Notes at the Corporation’s option following a failed final remarketing, the excess, if any, of the redemption price over the principal amount of the Notes will be included in the Resident Holder’s income as interest in accordance with the Tax Act to the extent that such excess can reasonably be considered to relate to, and does not exceed, the value at the time of such redemption of the interest which would otherwise be payable on the Notes for periods after such redemption.

Early Settlement of Purchase Contract

A Resident Holder will not be required to include any amount in income for purposes of the Tax Act and will not be considered to have acquired the Notes, the Treasury securities or the Treasury Portfolio on the release of its ownership interest in such securities from the pledge under the Purchase Contract and Pledge Agreement upon early settlement of a Purchase Contract, and will have the same adjusted cost base in such Notes, Treasury securities or the Treasury Portfolio as before such early settlement.

Termination of Purchase Contract

A Resident Holder will not be required to include any amount in income for purposes of the Tax Act and will not be considered to have acquired the Notes, the Treasury securities or the Treasury Portfolio on the release of its ownership interest in such securities from the pledge under the Purchase Contract and Pledge Agreement upon termination of the Purchase Contract, and will have the same adjusted cost base in such Notes, Treasury securities or the Treasury Portfolio as before such termination.

Reset of Interest Rate and/or Modification of Redemption Provisions of the Notes on Remarketing

If a Resident Holder does not participate in the remarketing, any reset of the interest rate and/or modification of the redemption provisions of the Notes in connection with the remarketing generally should not cause such Resident Holder to be treated as having disposed of its Notes, and the Resident Holder’s adjusted cost base of the Notes will not be affected by such reset and/or modification.  However, Resident Holders should consult their own tax advisors in this regard.

Treasury Securities

The taxation of a Resident Holder in respect of the Treasury Portfolio or any Treasury securities forming part of Corporate Units or Treasury Units, respectively, will be generally as described above in respect of the Notes, except that the Treasury Portfolio or Treasury securities may include obligations that are “prescribed debt obligations” (for the purposes of the Tax Act) interest on which is deemed to accrue in accordance with the Regulations and a Resident Holder that is an individual (including certain trusts) will be required to include in income any amount that accrues to or is deemed to accrue to such Resident Holder to the “anniversary day” (as defined in the Tax Act) in that year except to the extent that the interest was included in the Resident Holder’s income for the year or a preceding taxation year.

Adjusted Cost Base of the Applicable Ownership Interest in Treasury Securities

A Resident Holder’s cost of such Resident Holder’s applicable ownership interest in the Treasury Portfolio forming part of a Corporate Unit will be such Resident Holder’s proportionate share of the amount paid by the Collateral Agent for the Treasury Portfolio. A Resident Holder’s cost of a Treasury security constituting part of a Treasury Unit generally will equal the amount paid by such Resident Holder therefor. Notwithstanding the foregoing, the cost to the Resident Holder of a Treasury security will, at any particular time, be determined by averaging the cost of such Treasury security (as determined above) with the adjusted cost base of all identical Treasury securities owned by the Resident Holder as capital property at that time, if any.

Substitution of Treasury Securities to Create Treasury Units and Substitution of Notes to Recreate Corporate Units

Resident Holders of Corporate Units who deliver Treasury securities to the Collateral Agent in substitution for Notes to create Treasury Units will not be required to include any amount in income for purposes of the Tax Act and will not be considered to have  disposed of such Treasury securities by reason only of their delivery of such Treasury securities or their receipt of the Notes. Similarly, Resident Holders of Treasury Units who deliver Notes to the Collateral Agent in substitution for Treasury securities will not be required to include any amount in income for purposes of the Tax Act and will not be considered to have  disposed of such Notes by reason only of their delivery of such Notes or their receipt of the Treasury securities. In each case, the Resident Holder will continue to recognize amounts otherwise includible in income with respect to such Treasury securities and Notes, and the Resident Holder’s adjusted cost base of the Purchase Contract, the Notes and the Treasury securities will not be affected by such substitutions.

Common Shares

Taxation of Dividends on Common Shares

Dividends received or deemed to be received on a Common Share will be included in computing a Resident Holder’s income for purposes of the Tax Act. Dividends received by a Resident Holder who is an individual (other than certain trusts) will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends paid by taxable Canadian corporations. To the extent that the Corporation designates the dividends as “eligible dividends” within the meaning of the Tax Act in the prescribed manner, such dividends will be eligible for the enhanced gross-up and dividend tax credit. Dividends received by individuals (other than certain trusts) may give rise to alternative minimum tax under the Tax Act, depending on the individual’s circumstances.

Dividends received or deemed to be received by a Resident Holder that is a corporation will be included in computing the corporation’s income and will generally be deductible in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as a gain from the disposition of capital property or as proceeds of disposition. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances. A Resident Holder that is a “private corporation” as defined in the Tax Act or a “subject corporation,” as defined in section 186 of the Tax Act, may be liable to pay a refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Common Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income. A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax on its “aggregate investment income” (as defined in the Tax Act), including any dividends or deemed dividends that are not deductible in computing the Resident Holder’s taxable income.

Disposition of Common Shares

Upon a disposition or a deemed disposition of a Common Share (other than a disposition to the Corporation that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market), a Resident Holder will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Common Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Common Share to the Resident Holder. The cost to the Resident Holder of a Common Share acquired pursuant to this prospectus supplement will, at any particular time, be determined by averaging the cost of such share with the adjusted cost base of all Common Shares of the Corporation owned by the Resident Holder as capital property at that time, if any.

Taxation of Capital Gains

One half of any such capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year will be required to be included in computing the Resident Holder’s income for that year, and one half of any such capital loss (an “allowable capital loss”) realized by a Resident Holder must generally be deducted against taxable capital gains realized by the Resident Holder in that year. Allowable capital losses not deductible in the taxation year in which they are realized may ordinarily be deducted by the Resident Holder against taxable capital gains realized in any of the three preceding taxation years or any subsequent taxation year, subject to the detailed rules contained in the Tax Act in this regard. Capital gains realized by an individual (other than certain trusts) may be subject to alternative minimum tax. Resident Holders should consult their own tax advisors with respect to the possible application of alternative minimum tax.

If the Resident Holder is a corporation, the amount of any capital loss realized on the disposition or deemed disposition of a Common Share by the Resident Holder may be reduced by the amount of dividends received or deemed to have been received by the Resident Holder on such Common Shares to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or beneficiary of a trust that owns Common Shares, or where a partnership or trust is itself a member of a partnership or a beneficiary of a trust that owns Common Shares.

If the Resident Holder is a “Canadian-controlled private corporation” (as defined in the Tax Act), the Resident Holder may also be liable to pay a refundable tax on its “aggregate investment income” for the year, which is defined to include interest  and an amount in respect of taxable capital gains (which would include interest on the Notes or the Treasury securities), and should include contract adjustment payments on the Purchase Contracts.

The Tax Act contains rules (the “DFA Rules”) that target certain financial arrangements (described in the DFA Rules as “derivative forward agreements”) that seek to deliver a return based on an “underlying interest” (other than certain excluded underlying interests) for purposes of the DFA Rules. While the DFA Rules are broad in scope, it is expected that, for these purposes, the applicable return on the Purchase Contracts would be based on excluded underlying interests, such that the DFA Rules would not apply in respect of the Purchase Contracts.

Holders Not Resident in Canada

This part of the summary is generally applicable to a Holder who, for purposes of the Tax Act and any applicable income tax treaty or convention and at all relevant times, is neither resident nor deemed to be resident in Canada, who does not use or hold, and is not deemed to use or hold, the Securities in connection with carrying on a business in Canada and who deals at arm’s length with any person resident in Canada to whom the Holder disposes of a Note (including the disposition of a Note arising on a disposition of an Equity Unit) (a “Non-Resident Holder”). This discussion does not apply to (a) an insurer who carries on an insurance business in Canada and elsewhere or an authorized foreign bank (as defined in the Tax Act) or (b) a Non-Resident Holder that is at any time a “specified shareholder” (as defined in subsection 18(5) of the Tax Act) in relation to the Corporation or that, at any time, does not deal at arm’s length for purposes of the Tax Act with a “specified shareholder” in relation to the Corporation. Generally, for this purpose, a “specified shareholder” is a person that owns, has a right to acquire or is otherwise deemed to own, either alone or together with persons with whom such person does not deal at arm’s length for purposes of the Tax Act, shares of the Corporation’s capital stock that either (i) give the holders of such shares 25% or more of the votes that could be cast at an annual meeting of its shareholders or (ii) have a fair market value of 25% or more of the fair market value of all of the issued and outstanding shares of its capital stock. Such Non-Resident Holders should consult their own tax advisors.  This summary assumes that no interest paid on the Notes will be in respect of a debt or other obligation to pay an amount to a person with whom the Corporation does not deal at arm’s length within the meaning of the Tax Act, and only applies, in respect of the Notes, to a Non-Resident Holder who acquires such Notes as a beneficial owner, including entitlement to all payments thereunder.

Purchase Contract

Contract Adjustment Payments on a Purchase Contract

Any amounts paid or credited or deemed to be paid or credited to a Non-Resident Holder as, on account or in lieu of, or in satisfaction of, a dividend from a corporation resident in Canada will be subject to Canadian withholding tax under the Tax Act at a rate of 25%, subject to reduction under the provisions of any applicable income tax treaty or convention. While the matter is not free from doubt, contract adjustment payments (and the fair market value of any make-whole shares received on the exercise of a fundamental change early settlement right) may be deemed to have been paid to a Non-Resident Holder as a dividend from a corporation resident in Canada and, as such, may be subject to Canadian withholding tax as noted above.

As a result, the Corporation intends to withhold on contract adjustment payments on the basis that they are deemed dividends under the Tax Act. Similarly, the Corporation intends to withhold tax on the fair market value of any make-whole shares issued to a Non-Resident Holder pursuant to the exercise of the holder’s fundamental change early settlement right, and to that end will have the authority to cause the sale on behalf of such Non-Resident Holder of such number of such make-whole shares as may be necessary to fund such withholding tax and any related transaction costs. Non-Resident Holders should consult their own tax advisors concerning the tax treatment of any make-whole shares received and the cost to them, for purposes of the Tax Act, of such shares.

See “Common Shares—Taxation of Dividends on Common Shares”; and see “Material United States Federal Income Tax Considerations” as to whether any such withholding tax would be eligible for a foreign tax credit in computing any United States federal income tax liability, where applicable, of a Non-Resident Holder.

Acquisition of Common Shares pursuant to a Purchase Contract

While not entirely free from doubt, the acquisition of Common Shares on the settlement of a Purchase Contract is not expected to constitute a disposition of the Purchase Contract; accordingly, a Non-Resident Holder is not expected to recognize a gain or loss on the purchase of Common Shares on the settlement (including early settlement) of the Purchase Contract. The cost of the Common Shares purchased pursuant to the settlement of a Purchase Contract (including early settlement and settlement following a failed remarketing and exercise of the put right) should be equal to the aggregate of the adjusted cost base of the Non-Resident Holder’s adjusted cost base of such Purchase Contract and the purchase price paid for such Common Shares under the Purchase Contract. The adjusted cost base to a Non-Resident Holder of a Common Share so acquired will be determined by averaging such cost with the adjusted cost base of all other Common Shares owned by the Non-Resident Holder as capital property at that time.

Disposition of a Purchase Contract

See “Common Shares—Disposition of Common Shares or Purchase Contracts” for the principal Canadian federal income tax considerations applicable to the disposition of a Purchase Contract by a Non-Resident Holder, including a disposition of the Purchase Contract arising on a disposition of an Equity Unit.

Notes

Interest on Notes

Under the Tax Act, interest, principal and premium, if any, paid or credited, or deemed to be paid or credited, to a Non-Resident Holder on Notes will not be subject to Canadian non-resident withholding tax.

No other taxes on income (including taxable capital gains) will be payable under the Tax Act in respect of the acquisition, holding, redemption or disposition of Notes (including in particular a disposition of a Note on a successful remarketing (including a successful optional remarketing), the disposition of a Note arising on the disposition of an Equity Unit, a repayment of the Note at maturity, or a sale of the Note upon an exercise of the put right), or the receipt of interest, premium or principal thereon by a Non-Resident Holder solely as a consequence of such acquisition, holding, redemption or disposition of Notes.

Treasury Securities

A Non-Resident Holder will not be subject to Canadian non-resident withholding tax, or any other Canadian tax on income or gains, in respect of the acquisition, holding or disposition of the Treasury Portfolio or Treasury securities forming part of the Corporate Units or Treasury Units, respectively.

Common Shares

Taxation of Dividends on Common Shares

Dividends paid or credited or deemed to be paid or credited by the Corporation to a Non-Resident Holder will generally be subject to Canadian withholding tax at the rate of 25%, subject to any applicable reduction in the rate of such withholding under an income tax treaty between Canada and the country where the Holder is resident. For example, under the Canada-United States Income Tax Convention (1980) (the “Treaty”), the withholding tax rate in respect of a dividend paid to a person who is the beneficial owner of the dividend and is resident in the U.S. for purposes of, and entitled to full benefits under, the Treaty, is generally reduced to 15%.  Non-Resident Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty or convention.

Disposition of Common Shares or Purchase Contracts

A Non-Resident Holder of Common Shares or Purchase Contracts who disposes of or is deemed to dispose of Common Shares (other than in a disposition to the Corporation that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market) or Purchase Contracts will not be subject to tax under the Tax Act in respect of any capital gain realized on such disposition of unless the Common Shares or Purchase Contracts, as applicable, constitute, or are deemed to constitute, “taxable Canadian property” (as defined in the Tax Act) to the Non-Resident Holder at the time of the disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention. Provided that the Common Shares are listed on a designated stock exchange (which includes the TSX and the NYSE) at a particular time, the Common Shares generally will not constitute taxable Canadian property to a Holder at that time unless, at any time during the 60-month period ending at that time: (i) 25% or more of the issued shares of any class or series of the Corporation’s capital stock were owned by any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the value of the Common Shares was derived, directly or indirectly, from one or any combination of (a) real or immoveable property situated in Canada, (b) Canadian resource properties, (c) timber resource properties, and (d) options in respect of any such property, all for purposes of the Tax Act. Purchase contracts generally will not constitute taxable Canadian property to a Holder unless the Common Shares to which the Purchase Contracts entitle the Holder would be taxable Canadian property when acquired.  A Non-Resident Holder’s Common Shares or Purchase Contracts can also be deemed to be taxable Canadian property in certain circumstances set out in the Tax Act.

If the Common Shares or Purchase Contracts are considered taxable Canadian property to the Non-Resident Holder, then upon a disposition or a deemed disposition of such Common Shares (other than a disposition to the Corporation that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market) or Purchase Contracts, the Non-Resident Holder will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Common Shares or Purchase Contracts, as applicable, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Common Shares or Purchase Contracts to the Non-Resident Holder.

One half of any such capital gain (a “taxable capital gain”) realized by a Non-Resident Holder in a taxation year will be required to be included in computing the Non-Resident Holder’s income for that year, and one half of any such capital loss (an “allowable capital loss”) realized by a Non-Resident Holder in a taxation year must generally be deducted against taxable capital gains realized by the Non-Resident Holder in that year from dispositions of taxable Canadian property. Allowable capital losses from dispositions of taxable Canadian property not deductible in the taxation year in which they are realized may ordinarily be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against taxable capital gains realized in such years from dispositions of taxable Canadian property, subject to the detailed rules contained in the Tax Act in this regard.

An applicable income tax treaty or convention may apply to exempt a Non-Resident Holder from tax under the Tax Act in respect of a disposition of Common Shares or Purchase Contracts notwithstanding that such shares or Purchase Contracts may constitute taxable Canadian property.

Non-Resident Holders whose Common Shares or Purchase Contracts may be taxable Canadian property should consult their own tax advisors.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of material U.S. federal income tax consequences to U.S. holders (as defined below) relating to the purchase, ownership and disposition of Equity Units acquired in this offering and Common Shares acquired under a Purchase Contract. This summary is limited to beneficial owners who purchase the Equity Units in the initial offering at their “issue price” (the first price at which a substantial amount of the Equity Units is sold for cash (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers)) and who hold the Equity Units as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address the tax considerations applicable to subsequent purchasers of the Equity Units. This summary is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, nor does it discuss any other U.S. federal tax consequences (such as estate or gift tax consequences) or any state, local or non-U.S. tax consequences. In addition, this summary does not discuss all aspects of federal income taxation that may be relevant to the purchase, ownership or disposition of Equity Units, or Common Shares acquired under a Purchase Contract, by prospective investors in light of their particular circumstances. In particular, this summary does not address all of the tax consequences that may be relevant to investors subject to special treatment under U.S. federal income tax laws, such as:

•
dealers in securities, commodities or currencies, brokers, banks, financial institutions, controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid U.S. federal income taxes, regulated investment companies, real estate investment trusts, retirement plans, tax-exempt entities or insurance companies;

•	certain former citizens or long-term residents of the United States;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	U.S. Holders (as defined below) of Common Shares whose “functional currency” is not the U.S. dollar;

•	persons holding Equity Units or Common Shares as part of a hedging, integrated, constructive sale, or conversion transaction or a straddle;

•	partnerships or other pass-through entities for U.S. federal income tax purposes (or investors in such entities);

•	persons subject to special tax accounting rules, including under Section 451(b) of the Code;

•	persons subject to the alternative minimum tax or the Medicare contribution tax;

•	“controlled foreign corporations” or “passive foreign investment companies” and shareholders in such entities; or

•	persons that own, directly, indirectly or constructively stock representing 10% or more of the total combined voting stock or value of the Corporation.

The discussion below is based upon the provisions of the Code, applicable U.S. Treasury regulations promulgated thereunder, and administrative rulings and judicial decisions, all as of the date hereof. Those authorities may be subject to different interpretations and may be changed, potentially retroactively, so as to result in U.S. federal income tax consequences different from those discussed below.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Equity Units, the tax treatment of a person treated as a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Persons that for U.S. federal income tax purposes are treated as a partner in a partnership holding Equity Units should consult their tax advisors regarding the tax consequences to them of the ownership and disposition of Equity Units.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Equity Units that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•
a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust if (i) it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

In addition, this discussion assumes that the Corporation is not, and will not become, a passive foreign investment company, or a “PFIC”, as described below.

THIS SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE EQUITY UNITS, NOTES, TREASURY SECURITIES, THE TREASURY PORTFOLIO, PURCHASE CONTRACTS OR COMMON SHARES. PROSPECTIVE INVESTORS SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX LAWS) OF PURCHASING, OWNING AND DISPOSING OF THE EQUITY UNITS, NOTES, TREASURY SECURITIES, THE TREASURY PORTFOLIO, PURCHASE CONTRACTS AND COMMON SHARES.

Characterization of Equity Units and Notes

The IRS has issued a ruling addressing certain aspects of instruments similar to the Equity Units. In the ruling, the IRS concluded that, for U.S. federal income tax purposes, an interest in a unit comprising a note and a Purchase Contract would be treated as a separate interest in such note and a separate interest in such Purchase Contract. The IRS also concluded that the notes issued as part of such unit were treated as debt for U.S. federal income tax purposes. However, the terms of the Equity Units differ in some respects from the terms of the units addressed by the IRS in the ruling, and there is no statutory, judicial or administrative authority directly addressing the tax treatment of instruments with substantially identical terms as the Equity Units. Thus, no assurance can be given that the conclusions in the rulings apply to the Equity Units. As a result, the U.S. federal income tax consequences of the purchase, ownership and disposition of the Equity Units are not entirely clear. The Corporation has not sought any rulings concerning the treatment of the Equity Units, and the tax consequences described herein are not binding on the IRS or the courts, either of which could disagree with the explanations or conclusions contained in this summary. Prospective investors should consult their own tax advisors with respect to the U.S. federal income tax treatment of the Equity Units.

Although the matter is not free from doubt, the Corporation intends to treat a U.S. holder’s acquisition of a Corporate Unit pursuant to this offering for U.S. federal income tax purposes as an acquisition of a unit consisting of two components —a separate undivided beneficial ownership interest in each of the Note and the Purchase Contract constituting such Corporate Unit. Assuming a Corporate Unit is treated as consisting of two components (a separate undivided beneficial ownership interest in each of the Note and the Purchase Contract constituting such Corporate Unit), the Corporation intends to treat the Notes as indebtedness for U.S. federal income tax purposes. The Corporation and, by purchasing Equity Units, each beneficial owner agrees to treat the Purchase Contracts and the Notes (or the Treasury securities or the interest in the Treasury Portfolio as applicable) as owned separately by such beneficial owner, and to treat the Notes as indebtedness for U.S. federal income tax purposes, and the remainder of this discussion assumes such treatment. Unless the context otherwise requires, each reference herein to “Note” or “Notes” (or “Treasury security” or “Treasury securities” or “Treasury Portfolio”) is a reference to a holder’s undivided beneficial interest in the Notes (or the Treasury securities or the Treasury Portfolio).

Equity Units

Allocation of Purchase Price

The purchase price of each Corporate Unit will be allocated between the Note and the Purchase Contract in proportion to their respective fair market values at the time of purchase. This allocation will establish a U.S. holder’s initial tax basis in the Note and the Purchase Contract. The Corporation will report the initial fair market value of each Note as $50 and the initial fair market value of the Purchase Contract as $0 and, by purchasing a Corporate Unit, a U.S. holder will be deemed to agree to such allocation. This allocation is not, however, binding on the IRS. The remainder of this discussion assumes that this allocation of the purchase price will be respected for U.S. federal income tax purposes.

Ownership of Notes, Treasury Securities or the Treasury Portfolio

The Corporation and, by virtue of purchasing Corporate Units, each U.S. holder agree to treat the Notes, the Treasury securities or the applicable ownership interest in the Treasury Portfolio constituting a part of the Equity Units as owned by such U.S. holder for U.S. federal income tax purposes, and the remainder of this discussion assumes such treatment.

Sale, Exchange or Other Taxable Disposition of the Equity Units

Upon a sale, exchange or other taxable disposition of an Equity Unit (collectively, a “disposition”), a U.S. holder will be treated as having disposed of each of the Purchase Contract and its undivided beneficial ownership interest in the Note or the Treasury securities or the Treasury Portfolio, as the case may be, that constitute such Equity Units. The proceeds realized on such disposition will be allocated between the Purchase Contract and the Note or the Treasury securities or the Treasury Portfolio, as the case may be, in proportion to their respective fair market values at the time of such disposition. As a result, a U.S. holder generally will recognize gain or loss upon such disposition equal to the difference between (i) the portion of the proceeds allocable to each of the Purchase Contract and the Note or the Treasury securities or the Treasury Portfolio, as the case may be, and (ii) such U.S. holder’s adjusted tax basis in each of the Purchase Contract and such Note or Treasury securities or Treasury Portfolio, respectively. For purposes of determining gain or loss, the proceeds received by such U.S. holder upon such disposition (i) will not include any amount properly attributable to accrued but unpaid interest on the Note or the Treasury Portfolio, which amount will be taxable as ordinary interest income to the extent not previously included in income by such U.S. holder, and (ii) may not include any amount properly attributable to accrued contract adjustment payments, which amount may be treated as ordinary income to the extent not previously included in income by such U.S. holder. Any such gain or loss generally will be capital gain or loss, and will be long- term capital gain or loss if, at the time of such disposition, the U.S. holder held such Purchase Contract, Note, Treasury securities or Treasury Portfolio for a period of more than one year. Long-term capital gains recognized by non-corporate U.S. holders are subject to reduced rates. The deductibility of capital losses is subject to limitations.  Gain recognized by a U.S. holder from a sale or other disposition in respect of the Notes or Treasury securities or Treasury Portfolio should generally be treated as income from U.S. sources for foreign tax credit limitation purposes.  U.S. holders are urged to consult their own tax advisors concerning the effect, if any, of gain or loss recognized with respect to the Purchase Contracts on the computation of their foreign tax credit limitation.

If the disposition of an Equity Unit by a U.S. holder occurs when the Purchase Contract has a negative value, the U.S. federal income tax consequences are unclear. In such a case, a U.S. holder may be considered to have received additional consideration for the applicable ownership interest in the Notes, Treasury Portfolio or Treasury securities, as the case may be, in an amount equal to such negative value and then to have paid such amount to be released from such U.S. holder’s obligation under the Purchase Contract. U.S. holders should consult their tax advisors regarding a disposition of an Equity Unit at a time when the Purchase Contract has a negative value.

The Notes

Treatment of the Notes

The Corporation intends to treat the Notes as “variable rate debt instruments” that are subject to applicable U.S. Treasury regulations that apply to “reset bonds” and that mature, solely for purposes of the accrual of original issue discount (“OID”), on the date immediately preceding the Purchase Contract settlement date, for an amount equal to 100% of their principal amount. There are, however, no Treasury regulations, rulings or other authorities that address whether debt instruments that are substantially similar to the Notes should be treated as “variable rate debt instruments,” and therefore the U.S. federal income tax treatment of the Notes is unclear and other characterizations are possible. See “—Possible Alternative Characterizations” below. The remainder of this discussion assumes that the Notes are treated as “variable rate debt instruments” for U.S. federal income tax purposes.

Interest Income

Under the treatment of the Notes described above, stated interest on the Notes will generally be includible in a U.S. holder’s gross income as ordinary interest at the time the interest is paid or accrued, in accordance with the U.S. holder’s regular method of tax accounting. The amount of interest will include any amounts withheld in respect of Canadian taxes and, without duplication, any additional amounts paid with respect thereto. Interest on the Notes will generally be foreign source income for foreign tax credit purposes. A U.S. holder may be eligible, subject to a number of limitations, for a foreign tax credit or deduction against such U.S. holder’s U.S. federal income tax liability for taxes withheld on the Notes.

Tax Basis in the Notes

Under the treatment described above, a U.S. holder’s initial tax basis in a Note will equal the portion of the purchase price for the Equity Unit allocated to the Note as described under “—Equity Units—Allocation of Purchase Price” above.

Sale, Exchange, Remarketing or Other Taxable Disposition of Notes

Upon a sale, exchange or other taxable disposition of a U.S. holder’s interest in the Notes (including upon the remarketing of the Notes), a U.S. holder will recognize gain or loss in an amount equal to the difference between the amount realized by such U.S. holder on such disposition of the U.S. holder’s interest in the Notes and such U.S. holder’s adjusted tax basis in such interest in the Notes. For purposes of determining gain or loss, the proceeds received by such U.S. holder upon such a disposition will not include any amount properly attributable to accrued but unpaid interest, which amount will be taxable as ordinary interest income to the extent not previously included in income by such U.S. holder. Any such gain or loss generally will be capital gain or loss, and will be long- term capital gain or loss if, at the time of such disposition, the U.S. holder held such Note for a period of more than one year. Long- term capital gains recognized by non-corporate U.S. holders are subject to reduced rates. The deductibility of capital losses is subject to limitations.  Gain recognized by a U.S. holder from a sale or other disposition of a Note will generally be treated as income from U.S. sources for foreign tax credit limitation purposes.

If a U.S. holder does not participate in the remarketing, any reset of the interest rate and/or modification of the redemption provisions of the Notes in connection with the remarketing generally will not cause such U.S. holder to be treated as having sold, exchanged or otherwise disposed of its Notes.

Possible Alternative Characterizations

As mentioned above, there are no United States Treasury Regulations, rulings or other authorities that address the U.S. federal income tax treatment of debt instruments that are substantially similar to the Notes, and therefore the U.S. federal income tax treatment of the Notes under the OID rules is unclear and other alternative characterizations and treatments are possible. For example, it is possible that the Notes could be treated as “contingent payment debt instruments.” In that event, U.S. holders would be required to accrue OID income based on the “comparable yield” of the Notes. In general, the comparable yield of the Notes would be the rate at which the Corporation would issue a fixed-rate debt instrument with terms and conditions similar to the Notes. It is possible that the comparable yield of the Notes could exceed the stated interest rate, in which case you may be required to include in income amounts in excess of the stated interest payments on the Notes. In addition, if the Notes are treated as contingent payment debt instruments, any gain that you would recognize upon a sale, exchange or other taxable disposition of the Notes would generally be treated as ordinary interest income.

In addition, in certain circumstances (e.g., as described under “Description of the Remarketable Notes—Payment of Additional Amounts”) the Corporation may be obligated to pay amounts on the Notes that are in excess of stated interest or principal on the Notes.  These potential payments may also implicate the provisions of U.S. Treasury regulations relating to “contingent payment debt instruments.”  The Corporation does not intend to treat the possibility of paying such additional amounts as causing the Notes to be treated as contingent payment debt instruments. It is possible, however, that the IRS may take a contrary position.  If the IRS takes a contrary position, the treatment described in the preceding paragraph would apply. The Corporation’s determination that the Notes are not contingent payment debt instruments is binding on you unless you disclose a contrary position to the IRS in the manner that is required by applicable Treasury regulations.

U.S. holders should consult their tax advisor concerning alternative characterizations and treatments of the Notes under the OID rules.

Treasury Securities

Substitution of Treasury Securities to Create Treasury Units and Substitution of Notes to Recreate Corporate Units

U.S. holders of Corporate Units who deliver Treasury securities to the Collateral Agent in substitution for Notes generally will not recognize gain or loss upon their delivery of such Treasury securities or their receipt of the Notes. Similarly, U.S. holders of Treasury Units who deliver Notes to the Collateral Agent in substitution for Treasury securities will not recognize gain or loss upon their delivery of such Notes or their receipt of the Treasury securities. In each case, the U.S. holder will continue to take into account items of income otherwise includible with respect to such Treasury securities and Notes, and its adjusted tax bases in, and holding periods for, the Treasury securities, the Notes and the Purchase Contract will not be affected by such delivery and release.

Interest Income, Original Issue Discount and Acquisition Discount Treasury Strips

If a Treasury Unit or, following a successful remarketing, the Treasury Portfolio contains Treasury strips, a U.S. holder will be required to treat its ownership interest in the Treasury securities constituting part of the Treasury Unit or Treasury Portfolio as an interest in a bond that is originally issued on the date the holder or Collateral Agent (as applicable) acquired the Treasury securities and, in the case of Treasury securities with a maturity of more than a year, has OID equal to the excess of the amount payable at maturity of the Treasury securities over the purchase price thereof, or, in the case of Treasury securities with a maturity of a year or less, was acquired with acquisition discount equal to the excess of the amount payable at maturity of the Treasury securities over the purchase price thereof. A U.S. holder will be required to include any OID in income on a constant yield to maturity basis over the period between the purchase date of the Treasury securities and the maturity date of the Treasury securities, regardless of the holder’s method of tax accounting and in advance of the receipt of cash attributable to the OID. A U.S. holder that is a cash method taxpayer will not report acquisition discount until the Treasury securities mature or the holder sells, exchanges or otherwise disposes of the Treasury securities in a taxable transaction, unless the holder elects to accrue the acquisition discount on a current basis. A U.S. holder that is an accrual method taxpayer (or a cash method taxpayer that elects to accrue acquisition discount) will be required to accrue the acquisition discount on a straight-line basis unless the holder elects to accrue the acquisition discount on a constant yield to maturity basis. Amounts of OID or acquisition discount included in a U.S. holder’s gross income will increase the holder’s adjusted tax basis in the Treasury securities.

Other Treasury Securities

Following a successful remarketing, if the Treasury Portfolio contains interest-paying securities that are not Treasury strips, a U.S. holder will be required to recognize ordinary income to the extent of such U.S. holder’s pro rata portion of the interest paid with respect to such Treasury securities. In the case of any Treasury security with a maturity of one year or less from the date of its issue (a “short-term Treasury security”), a U.S. holder will be required to treat any acquisition discount (i.e., the excess of the amount payable at maturity plus all interest payments with respect to such short-term Treasury security over such U.S. holder’s tax basis in such short-term Treasury security) in the manner described above under “—Treasury Securities—Interest Income, Original Issue Discount and Acquisition Discount – Treasury Strips.”

Tax Basis and Disposition of the Applicable Ownership Interest in the Treasury Portfolio

A U.S. holder’s initial tax basis in such U.S. holder’s applicable ownership interest in the Treasury Portfolio will equal such U.S. holder’s proportionate share of the amount paid by the Collateral Agent for the Treasury Portfolio. A U.S. holder’s initial tax basis in a Treasury security constituting part of a Treasury Unit generally will equal the amount paid by such U.S. holder. A U.S. holder’s adjusted tax basis in the applicable Treasury security will be increased by the amount of OID or acquisition discount included in such U.S. holder’s gross income with respect thereto and decreased by the amount of cash received other than any payments of qualified stated interest with respect to the Treasury Portfolio.

Upon the disposition or maturity of a U.S. holder’s Treasury securities (or pro rata portion of the Treasury securities in the Treasury Portfolio), such U.S. holder will recognize gain or loss on the difference between the amount realized and their adjusted tax basis in such Treasury securities. Such gain or loss will generally be capital gain or loss, except to the extent of any accrued OID or acquisition discount which will be treated as ordinary income.

Purchase Contracts

Contract Adjustment Payments

There is no direct authority addressing the U.S. federal income tax treatment of the contract adjustment payments (including deferred contract adjustment payments, if any), and such treatment is, therefore, unclear. Contract adjustment payments may constitute taxable ordinary income to U.S. holders when received or accrued, in accordance with their regular method of tax accounting. To the extent the Corporation is required to file information returns with respect to contract adjustment payments, the Corporation intends to report such payments as taxable ordinary income to U.S. holders.  This will include any amounts withheld in respect of Canadian taxes.  The following discussion assumes that the contract payments are so treated for U.S. federal income tax purposes; however, other treatments are possible. U.S. holders should consult their tax advisors concerning the treatment of contract adjustment payments, including the possibility that any contract adjustment payment may be treated as a purchase price adjustment, rebate or payment analogous to an option premium, rather than being includible in income on a current basis, as well as the treatment of deferred contract adjustment payments, if any, and the availability of a foreign tax credit or deduction in respect of any foreign taxes withheld from any contract adjustment payment. The treatment of contract adjustment payments and deferred contract adjustment payments, if any, could affect a U.S. holder’s adjusted tax basis in a Purchase Contract or Common Shares received under a Purchase Contract or the amount realized by a U.S. holder upon the sale or other disposition of an Equity Unit or the termination of a Purchase Contract.

Acquisition of Common Shares Under a Purchase Contract

A U.S. holder generally will not recognize gain or loss on the purchase of Common Shares under a Purchase Contract, except with respect to any cash paid to such U.S. holder in lieu of a fractional Common Share, which should be treated as paid in respect of such fractional share. A U.S. holder’s aggregate initial tax basis in Common Shares received under a Purchase Contract should generally equal the purchase price paid for such Common Shares plus the properly allocable portion of such U.S. holder’s adjusted tax basis (if any) in the Purchase Contract (see “—Equity Units—Allocation of Purchase Price”), less the portion of such purchase price and adjusted tax basis allocable to the fractional share. The holding period for Common Shares received under a Purchase Contract will commence on the day following the acquisition of such Common Shares.

Early Settlement of Purchase Contract

A U.S. holder will not recognize gain or loss on the receipt of its ownership interest in the Notes, the Treasury securities or the Treasury Portfolio upon early settlement of a Purchase Contract, and will have the same adjusted tax basis in such Notes or Treasury securities or the Treasury Portfolio as before such early settlement.

Termination of Purchase Contract

If a Purchase Contract terminates, a U.S. holder generally will recognize gain or loss equal to the difference between the amount realized (if any) upon such termination and such U.S. holder’s adjusted tax basis (if any) in the Purchase Contract at the time of such termination. Such gain or loss generally will be capital gain or loss. The deductibility of capital losses is subject to limitations.  U.S. holders are urged to consult their own tax advisors concerning the effect, if any, of such gain or loss on the computation of their foreign tax credit limitation. A U.S. holder will not recognize gain or loss on the return of such U.S. holder’s ownership interest in the Notes, the Treasury securities or the Treasury Portfolio upon termination of the Purchase Contract and will have the same adjusted tax basis in such Notes, Treasury securities or the Treasury Portfolio as before such termination.

Adjustment to Settlement Rate

A U.S. holder may be treated as having received a constructive distribution from the Corporation if (1) the settlement rate is adjusted (or fails to be adjusted) and as a result of such adjustment (or failure to adjust), the proportionate interest in the Corporation’s assets or earnings and profits to which such U.S. holder is entitled under the Purchase Contract is increased and (2) the adjustment (or failure to adjust) is not made pursuant to a bona fide, reasonable anti-dilution formula. An adjustment in the settlement rate would not be considered made pursuant to such a formula if the adjustment were made to compensate a U.S. holder for taxable distributions with respect to Common Shares. For example, if the settlement rate is adjusted as a result of a distribution that is taxable to the holders of Common Shares, such as a cash dividend, a U.S. holder will be deemed to have received a “constructive distribution” of the Corporation’s Common Shares. Thus, under certain circumstances, an increase in (or failure to decrease) the settlement rate might give rise to a taxable deemed distribution to U.S. holders even though such U.S. holders would not receive any cash related thereto. Any deemed distributions will be taxable as a dividend, return of capital or capital gain in accordance with the rules described under “Ownership of Common Shares Acquired Under the Purchase Contract” below.

Ownership of Common Shares Acquired Under the Purchase Contract

Distributions on Common Shares will be treated as dividends to the extent paid out of the Corporation’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds the Corporation’s current and accumulated earnings and profits for a taxable year, the distribution would be treated as a tax-free return of capital to the extent of a U.S. holder’s adjusted tax basis in the Common Shares. To the extent that such distribution exceeds a U.S. holder’s adjusted tax basis, it would be treated as capital gain. Such capital gain would be long-term capital gain if the U.S. holder’s holding period in the Common Shares exceeds one year as of the date of distribution. Otherwise, such capital gain would be short-term capital gain. Long-term capital gain of a non-corporate U.S. holder is generally eligible for reduced rates of taxation. The Corporation does not intend to maintain calculations of earnings and profits in a manner necessary to enable U.S. holders to determine the extent to which a distribution would be treated as a dividend. U.S. holders should therefore assume that any distribution by the Corporation with respect to the Common Shares would constitute dividend income.  In addition, the amount of dividend income will include any amounts withheld in respect of Canadian taxes.

Certain dividends paid to non-corporation U.S. holders by “qualified foreign corporations” may be taxed at favorable rates. If the Common Shares are readily tradable on an established U.S. securities market within the meaning of the Code or if the Corporation is eligible for benefits under the income tax treaty between Canada and the United States, the Corporation generally would constitute a qualified foreign corporation for U.S. federal income tax purposes and, therefore, distributions on Common Shares to non-corporate U.S. Holders that are treated as dividends for U.S. federal income tax purposes would be treated as qualified dividend income eligible for such favorable rates, provided the applicable holding period requirements and certain other requirements are met (including, without limitation, the requirement that the Corporation not be classified as PFIC). Distributions on the Common Shares will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code with respect to certain dividends.  The dividend rules are complex, and each U.S. holder should consult its own tax advisor regarding the application of such rules.

Subject to certain conditions and limitations imposed by the U.S. federal income tax rules relating to the availability of the foreign tax credit, some of which vary depending on the U.S. holder’s circumstances, foreign withholding taxes on distributions that are treated as dividends for U.S. federal income tax purposes may be eligible for credit against a U.S. holder’s federal income tax liability.  Complex limitations apply to the foreign tax credit.  It is possible that any such foreign withholding tax may exceed a U.S. holder’s allowable foreign tax credit for the taxable year of the distribution. In addition, this limitation is calculated separately with respect to specific categories of income. Further, to the extent a refund of the tax withheld is available to a U.S. holder under the laws of Canada or under the Canada-United States Tax Convention, or other applicable jurisdiction, the amount of tax withheld that is refundable will not be eligible for credit against your U.S. federal income tax liability, whether or not the refund is actually obtained. The foreign tax credit rules are complex, and each U.S. holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Disposition of Common Shares Acquired Under the Purchase Contract

Upon a sale or other taxable disposition of Common Shares, U.S. holders generally will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and the holder’s tax basis in the Common Shares. Gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if at the time of the sale or other taxable disposition the Common Shares have been held for more than one year. Long-term capital gains recognized by non-corporate taxpayers are subject to reduced tax rates. The deductibility of capital losses is subject to limitations. Subject to certain exceptions, gain or loss realized by a United States holder generally will be treated as United States source income for foreign tax credit purposes.

PFIC Rules

In general, the Corporation will be a PFIC for United States federal income tax purposes in any taxable year if (after taking into account the income and assets of Corporation and certain of its subsidiaries) 75% or more of its gross income is passive income, or at least 50% of the average value of its assets is attributable to assets held for the production of, or that produce, passive income. For this purpose, “passive income” generally includes, among other things, interest, dividends, rents, royalties, certain gains from the sale of stock and securities and certain gains from commodities transactions.

PFIC status is determined on an annual basis. The Corporation does not expect to be a PFIC for the taxable year ending December 31, 2021. The determination of whether the Corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and will depend on the composition of the Corporation’s income, expenses and assets from time to time and the nature of its activities. PFIC classification is factual in nature, and generally cannot be determined until the close of the taxable year in question. Consequently, there can be no assurances regarding the PFIC status of the Corporation for its current or any future taxable year. If a U.S. holder owns Common Shares during a taxable year in which the Corporation is a PFIC, the PFIC rules generally will apply to such U.S. holder thereafter, even if in subsequent taxable years the Corporation no longer meets the test described above to be treated as a PFIC. No ruling will be sought from the IRS regarding whether the Corporation is a PFIC.

In general, if the Corporation were to be treated as a PFIC, certain adverse rules would apply to dividends received from the Corporation and to dispositions of Common Shares (potentially including dispositions that would not otherwise be taxable), including taxation at maximum ordinary income tax rates plus an interest charge on both gain from the sale of Common Shares and certain distributions paid by the Corporation.  Adverse rules could also apply to the contract adjustment payments, and dispositions of the Equity Units. In addition, in any year in which the Corporation is a PFIC, a U.S. holder generally must file an annual return on IRS Form 8621, which describes the income received (or deemed to be received in the event you make certain elections (to the extent available)) from the Corporation, any gain realized on a disposition of Common Shares and certain other information.

U.S. holders are urged to consult their own tax advisor about the PFIC rules, including potential elections that may be available to mitigate some of the adverse consequences relating to PFIC status.

Receipt of Foreign Currency in respect of Common Shares

The amount of any distribution on the Common Shares paid to a U.S. holder in foreign currency, or on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. holders who use the accrual method of tax accounting. Each U.S. holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Information Reporting and Backup Withholding

Information reporting may apply to payments made by the Corporation on, or the proceeds from the sale or other disposition of, the Equity Units (or any component thereof) or Common Shares, unless the U.S. holder establishes that it is an exempt recipient. In addition, U.S. federal backup withholding may apply to such payments if the U.S. holder fails to provide a properly completed and executed IRS Form W-9 providing such U.S. holder’s correct taxpayer identification number and certifying that such U.S. holder is not subject to backup withholding or otherwise fails to establish an exemption.  Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished timely to the IRS.

U.S. holders may be required to report information relating to an interest in Common Shares or an account through which Common Shares are held, subject to certain exceptions, by attaching a complete IRS Form 8938 to such holder’s tax return for each year in which such holder holds such interest.  In addition, U.S. holders may be required to make other tax filings with respect to their investment in Equity Units (or a component thereof) or Common Shares, including, among others, IRS Form 926.  Penalties for failure to file certain of these information returns may be substantial. U.S. holders should consult their own tax advisers regarding information reporting requirements relating to their ownership of Equity Units (or a component thereof) or Common Shares.

INTERESTS OF EXPERTS

Certain legal matters in connection with the Offering hereunder will be passed upon by Blake, Cassels & Graydon LLP on behalf of the Corporation with respect to Canadian legal matters, and by Gibson, Dunn & Crutcher LLP with respect to U.S. legal matters. Certain legal matters in connection with the Offering hereunder will be passed upon on behalf of the Underwriters by Cravath, Swaine & Moore LLP and Bennett Jones LLP. As of the date hereof, the partners and associates of Blake, Cassels & Graydon LLP, as a group, and Bennett Jones LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding securities of the Corporation, respectively.

INDEPENDENT AUDITORS

            Ernst & Young LLP, the auditors of the Corporation, have confirmed that they are (i) independent with respect to the Corporation within the meaning of the CPA Code of Professional Conduct of the Chartered Professional Accountants of Ontario and (ii) an independent registered public accounting firm with respect to the Corporation within the meaning of the U.S. Securities Act, the applicable rules and regulations adopted thereunder by the SEC and the Public Company Accounting Oversight Board (United States).

ENFORCEMENT OF CERTAIN CIVIL LIABILITIES

The Corporation is incorporated under the laws of Canada and its registered and head office is in Canada. Most of the Corporation’s directors and officers, and some or all of the experts named in this Prospectus Supplement, are residents of Canada or otherwise reside outside of the United States, and a substantial portion of their assets, and a substantial portion of the Corporation’s assets, are located outside the U.S. The Corporation has appointed an agent for service of process in the U.S., but it may be difficult for holders of securities who reside in the U.S. to effect service within the U.S. upon the Corporation or those directors, officers and experts who are not residents of the U.S. Investors should not assume that a Canadian court would enforce a judgment of a U.S. court obtained in an action against the Corporation or such other persons predicated on the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the U.S. or would enforce, in original actions, liabilities against the Corporation or such persons predicated on the U.S. federal securities laws or any such state securities or “blue sky” laws. The Corporation has been advised by its Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Corporation has also been advised by Blake, Cassels & Graydon LLP, however, that there is a substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

The Corporation filed with the SEC, concurrently with its registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed CT Corporation System as its agent for service of process in the U.S. in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving the Corporation in a U.S. court arising out of or related to or concerning the offering of securities under the registration statement of which this Prospectus Supplement forms a part.

SCHEDULE “A” – RECONCILIATION OF NON-GAAP MEASURES

Adjusted Net Earnings Reconciliation for the years ended December 31, 2020 and 2019

The following table is derived from and should be read in conjunction with the consolidated statement of operations set out in the audited comparative consolidated financial statements of the Corporation as at and for the years ended December 31, 2020 and December 31, 2019. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Net Earnings and provides additional information related to the operating performance of the Corporation. Investors are cautioned that this measure should not be construed as an alternative to consolidated net earnings in accordance with U.S. GAAP.

The following table shows the reconciliation of net earnings to Adjusted Net Earnings exclusive of these items:

	Twelve Months Ended December 31
(all dollar amounts in $ millions except per share information)	2020	2019
Net earnings attributable to shareholders	$782.5	$530.9
Add (deduct):
Gain on derivative financial instruments	(1.0)	(0.3)
Realized loss on energy derivative contracts	(1.1)	(0.2)
Other net losses[2]	61.3	26.7
Loss (gain) on foreign exchange	(2.1)	3.1
Change in value of investments carried at fair value[1]	(559.7)	(278.1)
Other non-recurring adjustments	1.0	2.2
Adjustment for taxes related to above[3]	84.9	37.0
Adjusted Net Earnings	$365.8	$321.3
Adjusted Net Earnings per share	$0.64	$0.63

[1]	See Note 8 in the annual audited consolidated financial statements for the year ended December 31, 2020.

[2]	See Note 19 in the annual audited consolidated financial statements for the year ended December 31, 2020.

[3]
Includes a one-time tax expense of $9.3 million to reverse the benefit of deductions taken in the prior year.  See Note 18 in the annual consolidated financial statements for the year ended December 31, 2020.

Adjusted Net Earnings Reconciliation for the years ended December 31, 2019 and 2018

The following table is derived from and should be read in conjunction with the consolidated statement of operations set out in the audited comparative consolidated financial statements of the Corporation as at and for the years ended December 31, 2019 and December 31, 2018.  This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Net Earnings and provides additional information related to the operating performance of the Corporation. Investors are cautioned that this measure should not be construed as an alternative to consolidated net earnings in accordance with U.S. GAAP.

The following table shows the reconciliation of net earnings to Adjusted Net Earnings exclusive of these items:

	Twelve Months Ended December 31
(all dollar amounts in $ millions except per share information)	2019	2018
Net earnings attributable to shareholders	$530.9	$185.0
Add (deduct):
Loss (gain) on derivative financial instruments[1]	(0.3)	0.6
Realized (loss) gain on energy derivative contracts	(0.2)	0.1
Other losses	15.1	0.8
Loss (gain) on foreign exchange	3.1	(0.1)
Acquisition-related costs	11.6	(0.7)
Change in value of investments carried at fair value[3]	(278.1)	(138.0)
Costs related to tax equity financing	-	1.3
Other non-recurring adjustments	2.2	-
U.S. Tax Reform and related deferred tax adjustments[2]	-	(18.4)
Adjustment for taxes related to above	37.0	4.2
Adjusted Net Earnings	$321.3	$312.2
Adjusted Net Earnings per share	$0.63	$0.66

[1]
Excludes the gain related to the discontinuation of hedge accounting on an energy hedge put in place early in the development of the Sugar Creek Wind Project (See Note 24(b)(ii) in the annual audited consolidated financial statements for the year ended December 31, 2019).

[2]	Represents the non-cash accounting adjustment related to the revaluation of U.S. deferred income tax assets and liabilities as a result of implementation of the effects of U.S. Tax Reform.

[3]	See Note 8 in the annual audited consolidated financial statements for the year ended December 31, 2019.

Adjusted Net Earnings Reconciliation for the years ended December 31, 2018 and 2017

The following table is derived from and should be read in conjunction with the consolidated statement of operations set out in the audited comparative consolidated financial statements of the Corporation as at and for the years ended December 31, 2018 and December 31, 2017. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Net Earnings and provides additional information related to the operating performance of the Corporation. Investors are cautioned that this measure should not be construed as an alternative to consolidated net earnings in accordance with U.S. GAAP.

The following table shows the reconciliation of net earnings to Adjusted Net Earnings exclusive of these items:

	Twelve Months Ended December 31
(all dollar amounts in $ millions except per share information)	2018	2017
Net earnings attributable to shareholders	$185.0	$149.5
Add (deduct):
Loss (gain) on derivative financial instruments	0.6	(1.9)
Realized (loss) gain on energy derivative contracts	0.1	(0.6)
Loss (gain) on long-lived assets, net	0.8	(1.8)
Loss (gain) on foreign exchange	(0.1)	0.3
Interest expense on convertible debentures and costs related to acquisition financing	-	13.4
Acquisition-related costs	0.7	47.7
Change in value of investments in Atlantica carried at fair value	138.0	-
Costs related to tax equity financing	1.3	1.8
Other adjustments	-	2.5
U.S. Tax Reform and related deferred tax adjustments[1]	(18.4)	17.1
Adjustment for taxes related to above	4.2	(3.0)
Adjusted Net Earnings	$312.2	$225.0
Adjusted Net Earnings per share[2]	$0.66	$0.57

[1]	Represents the non-cash accounting charge related to the revaluation of U.S. deferred income tax assets and liabilities as a result of implementation of the effects of U.S. Tax Reform.

[2]	Per share amount calculated after preferred share dividends and excluding subscription receipts issued for projects or acquisitions not reflected in earnings.

Adjusted Net Earnings Reconciliation for the years ended December 31, 2017 and 2016

The following table is derived from and should be read in conjunction with the consolidated statement of operations set out in the audited comparative consolidated financial statements of the Corporation as at and for the years ended December 31, 2017 and December 31, 2016. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Net Earnings and provides additional information related to the operating performance of the Corporation. Investors are cautioned that this measure should not be construed as an alternative to consolidated net earnings in accordance with U.S. GAAP.

The following table shows the reconciliation of net earnings to Adjusted Net Earnings exclusive of these items:

	Twelve Months Ended December 31
(all dollar amounts in $ millions except per share information)	2017[3]	2016[3]
Net earnings attributable to shareholders	$149.5	$97.9
Add (deduct):
Loss (gain) on derivative financial instruments	(1.9)	(11.9)
Realized loss on derivative financial instruments	(0.6)	(0.6)
Loss (gain) on long-lived assets, net	(1.8)	(2.6)
Loss (gain) on foreign exchange	0.3	(0.4)
Interest expense on convertible debentures and acquisition financing	13.4	43.9
Acquisition-related costs	47.7	9.0
Costs related to tax equity financing	1.8	-
Other adjustments	2.5	-
U.S. Tax Reform adjustment[2]	17.1	-
Adjustment for taxes related to above	(3.0)	(13.9)
Adjusted Net Earnings	$225.0	$121.4
Adjusted Net Earnings per share[1]	$0.57	$0.42

[1]	Per share amount calculated after preferred share dividends and excluding subscription receipts issued for projects or acquisitions not reflected in earnings.

[2]	Represents the one-time non-cash accounting charge related to the revaluation of U.S. non-regulated net deferred income tax assets as a result of U.S. Tax Reform.

[3]
The Corporation’s financial statements for the years ended December 31, 2017 and December 31, 2016 were originally reported in Canadian dollars. Following a change to the Corporation’s reporting currency to U.S. dollars in 2018, the Corporation re-issued audited financial statements for the years ended December 31, 2017 and December 31, 2016 in U.S. dollars. The 2017 and 2016 amounts shown above are derived from such re-issued financial statements and the related management discussion and analysis.

Adjusted Net Earnings Reconciliation for the years ended December 31, 2016 and 2015

The following table is derived from and should be read in conjunction with the consolidated statement of operations set out in the audited comparative consolidated financial statements of the Corporation as at and for the years ended December 31, 2016 and December 31, 2015. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Net Earnings and provides additional information related to the operating performance of the Corporation. Investors are cautioned that this measure should not be construed as an alternative to consolidated net earnings in accordance with U.S. GAAP.

The following table shows the reconciliation of net earnings to Adjusted Net Earnings exclusive of these items:

	Twelve Months Ended December 31
(all dollar amounts in $ millions except per share information)	2016[2]	2015[2]
Net earnings attributable to shareholders	$97.9	$91.9
Add (deduct):
Loss from discontinued operations	-	1.4
Gain on derivative financial instruments	(11.9)	(1.7)
Realized gain/(loss) on derivative financial instruments	(0.6)	(0.7)
Loss (gain) on long-lived assets	(2.6)	2.3
Deferred tax expense due to an agreement with the CRA related to the Unit Exchange Transaction	-	2.1
(Gain)/Loss on foreign exchange	(0.4)	(2.0)
Interest expense on convertible debentures and bridge financing fees	43.9	-
Acquisition costs	9.0	1.4
Adjustment for taxes	(13.9)	0.3
Adjusted Net Earnings	$121.4	$95.0
Adjusted Net Earnings per share[1]	$0.42	$0.36

[1]	Per share amount calculated after preferred share dividends and excluding subscription receipts issued for projects or acquisitions not reflected in earnings.

[2]
The Corporation’s financial statements for the years ended December 31, 2016 and December 31, 2015 were originally reported in Canadian dollars. Following a change to the Corporation’s reporting currency to U.S. dollars in 2018, the Corporation re-issued audited financial statements for the years ended December 31, 2017 and December 31, 2016 in U.S. dollars. The 2016 amounts shown above are derived from such re-issued financial statements and the related management discussion and analysis. In contrast, the 2015 amounts shown above have been converted to U.S. dollars for the purposes of this document using the annual exchange rate for 2015 of 0.782, as reported by the Bank of Canada and accordingly, are not directly comparable.

This short form prospectus is a base shelf prospectus. This short form prospectus has been filed under legislation in all provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except in cases where an exemption from such delivery requirements has been obtained.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Corporation (as defined herein) at 354 Davis Road, Oakville, Ontario, L6J 2X1, telephone (905) 465-4500, and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	April 3, 2020

ALGONQUIN POWER & UTILITIES CORP.

US$3,000,000,000
Debt Securities (unsecured)
Subscription Receipts
Preferred Shares
Common Shares
Warrants
Share Purchase Contracts
Share Purchase or Equity Units
Units

Algonquin Power & Utilities Corp. (the “Corporation”) may, from time to time, offer and issue the following securities: (i) unsecured debt securities of the Corporation (“Debt Securities”); (ii) subscription receipts of the Corporation (“Subscription Receipts”); (iii) preferred shares of the Corporation (“Preferred Shares”); (iv) common shares of the Corporation (“Common Shares” and together with Preferred Shares, “Equity Securities”); (v) warrants to purchase Common Shares (“Warrants”); (vi) Share Purchase Contracts (as defined under “Description of Share Purchase Contracts and Share Purchase or Equity Units” herein); (vii) Share Purchase or Equity Units (as defined under “Description of Share Purchase Contracts and Share Purchase or Equity Units” herein);  and (viii) units comprised of some or all of the other securities described above (“Units”), or any combination thereof. The Debt Securities, Subscription Receipts, Equity Securities, Warrants, Share Purchase Contracts and Share Purchase or Equity Units (collectively, and together with Units unless the context requires otherwise, the “Securities”) offered hereby may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in an accompanying shelf prospectus supplement (a “Prospectus Supplement”). All information not included in this short form base shelf prospectus (this “Prospectus”) will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. The Corporation may sell at the initial offer price up to US$3,000,000,000 in the aggregate of Securities (or its equivalent in any other currency used to denominate the Securities based on the applicable exchange rate at the time of the offering) at any time during the 25-month period that this Prospectus, including any amendments hereto, remains valid.

The Corporation is a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted by the United States (“U.S.”) and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. Purchasers of the Securities should be aware that such requirements are different from those of the U.S.

Purchasers of the Securities should be aware that the acquisition of the Securities may have tax consequences both in the U.S. and in Canada. Such consequences for purchasers who are resident in, or citizens of, the U.S. or who are resident in Canada may not be described fully herein or in any applicable Prospectus Supplement. Purchasers of the Securities should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities and consult their own tax advisors.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of Canada, that most of its officers and directors are residents of Canada and that a substantial portion of the assets of the Corporation and said persons are located outside the U.S. See “Enforcement of Certain Civil Liabilities”.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE OR CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and may include, where applicable: (i) in the case of Debt Securities, the specific designation, aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, maturity, interest provisions, authorized denominations, offering price, covenants, events of default, any terms for redemption at the option of the Corporation or the holder, any exchange or conversion terms and any other specific terms; (ii) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, the procedures for the exchange of the Subscription Receipts for Common Shares and any other specific terms; (iii) in the case of Equity Securities, the designation of the particular class and series, the number of shares offered, the issue price and dividend rate, if any, and any other terms specific to the Equity Securities; (iv) in the case of Warrants, the designation and number of Warrants being offered, the designation, number and terms of the Common Shares purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of those numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are issued and any other specific terms; (v) in the case of Share Purchase Contracts, the designation, number and terms of the Equity Securities to be purchased under the Share Purchase Contract, any procedures that will result in the adjustment of these numbers, the purchase price and purchase date or dates of the Equity Securities, any requirements of the purchaser to secure its obligations under the Share Purchase Contract and any other specific terms; (vi) in the case of Share Purchase or Equity Units, the terms of the component Share Purchase Contract and Debt Securities or third party obligations, any requirements of the purchaser to secure its obligations under the Share Purchase Contract by the Debt Securities or third party obligations and any other specific terms; and (vii) in the case of Units, the designation and number of Units being offered, the terms of the underlying Securities and any other specific terms. A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the alternatives and parameters described in this Prospectus.

Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

This Prospectus does not qualify for issuance any securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or a bankers acceptance rate, or to recognized market benchmark interest rates such as LIBOR, EURIBOR, SOFR or U.S. Federal funds rate.

The Corporation may sell the Securities to or through underwriters, dealers or remarketing firms purchasing as principals, and may also sell the Securities to one or more purchasers directly or through agents. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer, remarketing firm or agent engaged by the Corporation in connection with the offering and sale of the Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities, including, to the extent applicable, the proceeds to the Corporation and any fees, discounts or any other compensation payable to underwriters, dealers, remarketing firms or agents and any other material terms of the plan of distribution. See “Plan of Distribution”. The offering of the Securities is subject to the approval of certain legal matters on behalf of the Corporation.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale (including, without limitation, sales deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions, including sales made directly on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”) or other existing trading markets for the Securities), at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for the Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to the Corporation. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

Subject to any applicable securities legislation, and other than in relation to an “at-the-market” distribution, in connection with any offering of Securities, the underwriters, dealers or agents may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level above that which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. See “Plan of Distribution”.

The Corporation’s outstanding Common Shares, cumulative rate reset preferred shares, series A (the “Series A Preferred Shares”) and cumulative rate reset preferred shares, series D (the “Series D Preferred Shares”) are listed and posted for trading on the TSX under the trading symbols “AQN”, “AQN.PR.A”, and “AQN.PR.D”, respectively. The Common Shares are also listed and posted for trading on the NYSE under the trading symbol “AQN”. The Corporation’s outstanding US$250,000,000 6.875% fixed-to-floating subordinated notes – Series 2018-A due October 17, 2078 (the “2018 Debentures”) and US$350,000,000 6.20% fixed-to-floating subordinated notes – Series 2019-A due July 1, 2079 (the “2019 Debentures”) are each listed and posted for trading on the NYSE under the trading symbols “AQNA” and “AQNB”, respectively.

Unless otherwise specified in the applicable Prospectus Supplement, the Securities, other than Common Shares, Series A Preferred Shares, Series D Preferred Shares, 2018 Debentures and 2019 Debentures, will not be listed or posted for trading on any securities exchange. Accordingly, unless so specified, there will be no market through which these Securities may be sold and purchasers may not be able to resell securities purchased under this Prospectus. This may affect the pricing of the Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities and the extent of issuer regulation. See “Risk Factors”.

No underwriter or dealer has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

The registered and head office of the Corporation is located at 354 Davis Road, Oakville, Ontario, L6J 2X1.

Melissa Barnes, D. Randy Laney, Masheed Saidi and Dilek Samil, directors of the Corporation, each reside outside of Canada. Each of Ms. Barnes, Mr. Laney, Ms. Saidi and Ms. Samil has appointed Algonquin Power & Utilities Corp., 354 Davis Road, Oakville, Ontario, L6J 2X1 as his or her agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

Unless the context requires otherwise, all references in this Prospectus and any Prospectus Supplement to “the Corporation” refer to Algonquin Power & Utilities Corp. and the direct or indirect subsidiary entities of Algonquin Power & Utilities Corp. and partnership interests held by Algonquin Power & Utilities Corp. and its subsidiary entities.

CURRENCY

In this Prospectus, unless otherwise specified or the context requires otherwise, all dollar amounts are expressed in U.S. dollars. References to “dollars” or “US$” are to lawful currency of the United States of America. References to “Canadian dollars” or “C$” are to lawful currency of Canada.

The following table sets forth, for each of the periods indicated, the period end exchange rate, the average exchange rate and the high and low exchange rates of one Canadian dollar in exchange for U.S. dollars, based on the daily exchange rate for the years ended December 31, 2017, 2018 and 2019, in each case as reported by the Bank of Canada.

	Year ended December 31,
	2019	2018	2017
High	0.7699	0.8138	0.8245
Low	0.7353	0.7330	0.7276
Average	0.7537	0.7721	0.7708
Period End	0.7699	0.7330	0.7971

Unless otherwise indicated, financial information contained in this Prospectus and presented in both Canadian dollars and U.S. dollars has been translated to Canadian dollars using the daily exchange rate as reported by the Bank of Canada on April 2, 2020 of C$1.00 = US$0.7053.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION

This Prospectus, including the documents incorporated by reference, may contain statements that constitute “forward-looking information” within the meaning of  applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”). The words “anticipates”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. Specific forward-looking information contained or incorporated by reference in this Prospectus includes, but is not limited to, statements relating to: the future growth, results of operations, performance, business prospects and opportunities of the Corporation; expectations regarding earnings and cash flow; expectations regarding credit ratings and the maintenance thereof; statements relating to renewable energy credits expected to be generated and sold; tax credits expected to be available and/or received; the expected timeline for regulatory approvals and permits; the expected approval timing and cost of various transactions; expectations and plans with respect to current and planned capital projects; expectations with respect to revenues pursuant to energy production hedges; ongoing and planned acquisitions, projects and initiatives, including expectations regarding costs, financing, results and expected completion dates; expectations regarding the Corporation’s corporate development activities and the results thereof; the resolution of legal and regulatory proceedings; expected demand for renewable sources of power; government procurement opportunities; expected capacity of and energy sales from new energy projects; business plans for the Corporation’s subsidiaries and joint ventures; expected future base rates; environmental liabilities; dividends to shareholders; and the timing for closing of pending acquisitions, including the acquisitions of Ascendant Group Limited and American Water Works Company, Inc.’s regulated operations in the State of New York. All forward-looking information is given pursuant to the “safe harbour” provisions of applicable securities legislation.

The forecasts and projections that make up the forward-looking information contained in this Prospectus, including the documents incorporated by reference, are based on certain factors or assumptions which include, but are not limited to: the receipt of applicable regulatory approvals and requested rate decisions; the absence of material adverse regulatory decisions being received and the expectation of regulatory stability; the absence of any material equipment breakdown or failure; availability of financing on commercially reasonable terms and the stability of credit ratings of the Corporation and its subsidiaries; the absence of unexpected material liabilities or uninsured losses; the continued availability of commodity supplies and stability of commodity prices; the absence of sustained interest rate increases or significant currency exchange rate fluctuations; the absence of significant operational or supply chain disruptions or liability due to natural disasters, diseases or catastrophic events; the continued ability to maintain systems and facilities to ensure their continued performance; the absence of a severe and prolonged downturn in general economic, credit, social and market conditions; the successful and timely development and construction of new projects; the absence of material capital project or financing cost overruns; sufficient liquidity and capital resources; the continuation of observed weather patterns and trends; the absence of significant counterparty defaults; the continued competitiveness of electricity pricing when compared with alternative sources of energy; the realization of the anticipated benefits of the Corporation’s acquisitions and joint ventures; the absence of a material change in political conditions or public policies and directions by governments materially negatively affecting the Corporation; the ability to obtain and maintain licenses and permits; the absence of a material decrease in market energy prices; the absence of material disputes with taxation authorities or changes to applicable tax laws; continued maintenance of information technology infrastructure and the absence of a material breach of cyber security; favourable relations with external stakeholders; and favourable labour relations.

The forward-looking information in this Prospectus, including the documents incorporated by reference, is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. Factors which could cause results or events to differ materially from current expectations include, but are not limited to: changes in general economic, credit, social and market conditions; changes in customer energy usage patterns and energy demand; global climate change; the incurrence of environmental liabilities; natural disasters and other catastrophic events; the failure of information technology infrastructure and cybersecurity; the loss of key personnel and/or labour disruptions; seasonal fluctuations and variability in weather conditions and natural resource availability; reductions in demand for electricity, gas and water due to developments in technology; reliance on transmission systems owned and operated by third parties; issues arising with respect to land use rights and access to the Corporation’s facilities; critical equipment breakdown or failure; terrorist attacks; fluctuations in commodity prices; capital expenditures; reliance on subsidiaries; the incurrence of an uninsured loss; a credit rating downgrade; an increase in financing costs or limits on access to credit and capital markets; sustained increases in interest rates; currency exchange rate fluctuations; restricted financial flexibility due to covenants in existing credit agreements; an inability to refinance maturing debt on commercially reasonable terms; disputes with taxation authorities or changes to applicable tax laws; failure to identify, acquire, develop or timely place in service projects to maximize the value of production tax credit qualified equipment; requirement for greater than expected contributions to post-employment benefit plans; default by a counterparty; inaccurate assumptions, judgments and/or estimates with respect to asset retirement obligations; failure to maintain required regulatory authorizations; changes to health and safety laws, regulations or permit requirements; failure to comply with and/or changes to environmental laws, regulations and other standards; compliance with new foreign laws or regulations; failure to identify attractive acquisition or development candidates necessary to pursue the Corporation’s growth strategy; delays and cost overruns in the design and construction of projects, including as a result of the 2019 novel coronavirus outbreak; loss of key customers; failure to realize the anticipated benefits of acquisitions or joint ventures; Atlantica Yield plc (“Atlantica”) or the Corporation’s joint venture with Abengoa S.A., acting in a manner contrary to the Corporation’s interests; a drop in the market value of Atlantica’s ordinary shares; facilities being condemned or otherwise taken by governmental entities; increased external stakeholder activism adverse to the Corporation’s interests; and fluctuations in the price and liquidity of the Corporation’s Common Shares. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Some of these and other factors are discussed in more detail in the AIF (as defined herein) under the heading “Enterprise Risk Factors” and in the Corporation’s most recent annual and interim MD&A (as defined herein) under the heading “Enterprise Risk Management”.

Forward-looking information contained in this Prospectus, including the documents incorporated by reference, is made as of the date of this Prospectus or the documents incorporated by reference, as applicable, and based on the plans, beliefs, estimates, projections, expectations, opinions and assumptions of management on such date. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking information. Accordingly, readers should not place undue reliance on forward-looking information. While subsequent events and developments may cause the Corporation’s views to change, the Corporation disclaims any obligation to update any forward-looking information or to explain any material difference between subsequent actual events and such forward-looking information, except to the extent required by applicable law. All forward-looking information contained or incorporated by reference in this Prospectus is qualified by these cautionary statements.

WHERE YOU CAN FIND MORE INFORMATION

The Corporation has filed with the SEC, under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), a registration statement on Form F-10 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to the Corporation, reference is made to the registration statement and to the schedules and exhibits filed therewith. Statements included in this Prospectus or the documents incorporated by reference herein about the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance prospective investors should refer to the copy of the document filed as an exhibit to the registration statement for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

The Corporation is subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and applicable Canadian securities legislation and, in accordance therewith, files certain reports with, and furnishes other information to, each of the SEC and certain securities commissions or similar regulatory authorities of Canada. Under the multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of the securities regulatory authorities in the applicable provinces of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. The Corporation’s reports and other information filed or furnished with or to the SEC are available from the SEC’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system at www.sec.gov as well as from commercial document retrieval services. The Corporation’s Canadian filings are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. Unless specifically incorporated by reference herein, documents filed or furnished by the Corporation on SEDAR or EDGAR are neither incorporated in nor part of this Prospectus or any Prospectus Supplement.

Investors should rely only on information contained or incorporated by reference in this Prospectus and any applicable Prospectus Supplement. The Corporation has not authorized anyone to provide the investor with different information. The Corporation is not making an offer of the Securities in any jurisdiction where the offer is not permitted. Investors should not assume that the information contained in this Prospectus is accurate as of any date other than the date on the front of this Prospectus, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus and the documents incorporated herein by reference are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Corporation may have changed since those dates.

PRESENTATION OF FINANCIAL INFORMATION

The financial statements of the Corporation incorporated herein by reference and in any Prospectus Supplement are reported in U.S. dollars. Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus and any Prospectus Supplement has been prepared in accordance with generally accepted accounting principles in the United States.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Corporation at 354 Davis Road, Oakville, Ontario, L6J 2X1, telephone (905) 465-4500, and are also available electronically at www.sedar.com.

The following documents of the Corporation, filed with the securities commissions or similar authority in each of the provinces of Canada, are specifically incorporated by reference and form an integral part of this Prospectus:

(a)	the Corporation’s Annual Information Form dated February 27, 2020 for the year ended December 31, 2019 (the “AIF”);

(b)
the audited comparative consolidated financial statements of the Corporation as at and for the years ended December 31, 2019 and December 31, 2018, together with the report of independent registered public accounting firm thereon;

(c)	the Management’s Discussion and Analysis (“MD&A”) of the Corporation for the year ended December 31, 2019;

(d)	the Management Information Circular of the Corporation filed on SEDAR on May 7, 2019 in respect of the Corporation’s annual and special meeting of shareholders held on June 6, 2019; and

(e)	the material change report of the Corporation dated February 18, 2020 in respect of certain succession planning matters.

All material change reports (excluding confidential material change reports), annual information forms, annual financial statements and the report of independent registered public accounting firm thereon, interim financial statements and related MD&A, information circulars, business acquisition reports, press releases that expressly state that they are incorporated herein by reference and any other documents as may be required to be incorporated herein by reference under applicable securities legislation which are filed with a securities regulatory authority in Canada or the U.S. after the date of this Prospectus, during the 25-month period that this Prospectus remains valid, shall be deemed to be incorporated by reference into this Prospectus to the extent required under applicable law.

Upon new audited annual financial statements and related MD&A being filed by the Corporation with, and where required, accepted by, the securities regulatory authority in each of the provinces of Canada during the term of this Prospectus, the previous audited annual financial statements and related MD&A and all interim financial statements and related MD&A shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon a new annual information form being filed by the Corporation with, and where required, accepted by, the securities regulatory authority in each of the provinces of Canada during the term of this Prospectus, the previous annual information form, any material change reports filed prior to the end of the financial year in respect of which the new annual information form is filed, any information circular filed prior to the start of such financial year and business acquisition reports filed prior to the commencement of the Corporation’s financial year in which the new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon new interim financial statements and related MD&A being filed by the Corporation with the securities regulatory authority in each of the provinces of Canada during the term of this Prospectus, all interim financial statements and related MD&A filed prior to the new interim financial statements and related MD&A shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon a new information circular relating to an annual meeting of shareholders of the Corporation being filed by the Corporation with the securities regulatory authority in each of the provinces of Canada during the term of this Prospectus, the information circular for the preceding annual meeting of shareholders of the Corporation shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

Any template version of any “marketing materials” (as such term is defined in National Instrument 41-101 – General Prospectus Requirements) filed after the date of a Prospectus Supplement and before the termination of the distribution of the Securities offered pursuant to such Prospectus Supplement (together with this Prospectus) is deemed to be incorporated by reference in such Prospectus Supplement.

In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part, in the case of Form 6-K reports if and to the extent expressly provided in such report. In addition, the Corporation may incorporate by reference as an exhibit to the registration statement of which the Prospectus forms a part or into the Prospectus which forms a part of the registration statement, information from documents that the Corporation files with or furnishes to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act, if and to the extent expressly provided therein. The Corporation’s current reports on Form 6-K and annual reports on Form 40-F are available from the SEC’s EDGAR system at www.sec.gov.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to prospective purchasers together with this Prospectus, except in cases where an exemption from such delivery requirements has been obtained. A Prospectus Supplement containing the specific terms of any Securities offered thereunder and other information relating to such Securities will be delivered to prospective purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the offering of the Securities to which the Prospectus Supplement pertains.

Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded, for the purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated herein by reference modifies or replaces such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute part of this Prospectus.

Prospective purchasers should rely only on the information contained in or incorporated by reference in this Prospectus or any Prospectus Supplement. The Corporation has not authorized anyone to provide prospective purchasers with different or additional information. The Corporation is not making an offer of Securities in any jurisdiction where the offer is not permitted by law. Prospective purchasers should not assume that the information contained in or incorporated by reference in this Prospectus or any Prospectus Supplement is accurate as of any date other than the date of the applicable document.

DESCRIPTION OF THE BUSINESS

General

Algonquin Power & Utilities Corp. was originally incorporated under the Canada Business Corporations Act on August 1, 1988 as Traduction Militech Translation Inc. Pursuant to articles of amendment dated August 20, 1990 and January 24, 2007, the Corporation amended its articles to change its name to Société Hydrogenique Incorporée – Hydrogenics Corporation and Hydrogenics Corporation – Corporation Hydrogenique, respectively. Pursuant to a certificate and articles of arrangement dated October 27, 2009, the Corporation, among other things, created a new class of common shares, transferred its existing operations to a newly formed independent corporation, exchanged new common shares for all of the trust units of Algonquin Power Co. and changed its name to Algonquin Power & Utilities Corp. The head and registered office of the Corporation is located at Suite 100, 354 Davis Road, Oakville, Ontario, L6J 2X1.

The Corporation’s operations are organized across two primary business units consisting of: the Regulated Services Group, which primarily owns and operates a portfolio of regulated assets in the United States and Canada; and the Renewable Energy Group, which primarily owns and operates a diversified portfolio of renewable generation assets. The Corporation also undertakes development activities for both business units, working with a global reach to identify, develop, acquire, or invest in renewable power generating facilities, regulated utilities and other complementary infrastructure projects.

Renewable Energy Group	Regulated Services Group

Wind Power Generation Solar Generation Hydro Electric Generation Thermal Co-Generation	Electric Utilities Natural Gas Utilities Water & Wastewater Utilities Natural Gas and Electric Transmission

Renewable Energy Group

The Renewable Energy Group generates and sells electrical energy produced by its diverse portfolio of renewable power generation and clean power generation facilities located across the United States and Canada.  The Renewable Energy Group seeks to deliver continuing growth through development of new greenfield power generation projects and accretive acquisitions of additional electrical energy generation facilities.

In addition to directly owned and operated assets, the Corporation also holds an approximate 44.2% indirect beneficial interest in Atlantica, a NASDAQ-listed company that acquires, owns and manages a diversified international portfolio of contracted renewable energy, power generation, electric transmission and water assets. The Corporation reports its investment in Atlantica under the Renewable Energy Group.

Regulated Services Group

The Regulated Services Group operates a diversified portfolio of regulated utility systems throughout the United States and Canada serving approximately 804,000 connections. The Regulated Services Group seeks to provide safe, high quality and reliable services to its customers and to deliver stable and predictable earnings to the Corporation. In addition to encouraging and supporting organic growth within its service territories, the Regulated Services Group seeks to deliver continued growth in earnings through accretive acquisitions of additional utility systems.

DESCRIPTION OF DEBT SECURITIES

In this section, “the Corporation” refers only to Algonquin Power & Utilities Corp. and not the direct or indirect subsidiary entities of Algonquin Power & Utilities Corp. and partnership interests held by Algonquin Power & Utilities Corp. and its subsidiary entities.

The following describes certain general terms and provisions of the Debt Securities.  The particular terms and provisions of a series of Debt Securities offered pursuant to any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in the Prospectus Supplement filed in respect of such Debt Securities.

The Debt Securities will be direct unsecured obligations of the Corporation and will be senior or subordinated indebtedness of the Corporation as described in the applicable Prospectus Supplement. The Debt Securities may be offered separately or together with other Securities.  The Debt Securities will be issued under one or more indentures (each, a “Trust Indenture”) in each case between the Corporation and a trustee (or a U.S. trustee and a Canadian co-trustee) (an “Indenture Trustee”), determined by the Corporation in accordance with applicable laws. Any Debt Securities offered or sold to persons in the U.S. pursuant to this Prospectus will be issued under a Trust Indenture substantially in the form of one of the Trust Indentures filed with the SEC as an exhibit to the Corporation’s registration statement of which this Prospectus is a part. A copy of any Trust Indenture or supplement thereto entered into by the Corporation will be filed with securities regulatory authorities and will be available on the Corporation’s SEDAR profile at www.sedar.com. The statements made below relating to the Trust Indenture and the Debt Securities to be issued thereunder are summaries of certain anticipated provisions thereof, are not complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Trust Indenture.

The Corporation conducts its business primarily through its subsidiaries. Accordingly, the ability of the Corporation to meet its obligations under the Debt Securities is dependent primarily on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to the Corporation. The Corporation’s subsidiaries are separate legal entities and have no independent obligation to pay dividends. Prior to paying dividends, the subsidiaries have financial obligations that must be satisfied, including among others, their operating expenses and obligations to creditors. Furthermore, subsidiaries which are regulated utilities are required by regulation to maintain a minimum equity-to-total capital ratio that may restrict their ability to pay dividends to the Corporation or may require that the Corporation contribute capital. In the future, laws or regulations may be enacted that prohibit or further restrict the ability of the subsidiaries to pay upstream dividends or to repay intercorporate indebtedness. In addition, the rights that the Corporation and its creditors would have to participate in the assets of any such subsidiary upon the subsidiary’s liquidation or recapitalization will be subject to the prior claims of the subsidiary’s creditors. Certain subsidiaries have incurred substantial amounts of debt in the operation and expansion of their businesses, and it is anticipated that certain subsidiaries will continue to do so in the future.

Holders of Debt Securities will generally have a junior position to claims of creditors of the Corporation’s subsidiaries, including trade creditors, debt holders, secured creditors, taxing authorities, guarantee holders and any holders of preference or preferred shares. In addition to trade debt, certain operating subsidiaries have ongoing corporate debt programs used to finance their business activities. The Debt Securities will be effectively subordinated to any existing and future secured obligations to the extent of the value of the collateral securing such obligations. The Debt Securities will be structurally subordinated to all liabilities and any preference or preferred shares of the Corporation’s subsidiaries.

Unless otherwise specified in a Prospectus Supplement, the Trust Indentures will not limit the amount of indebtedness or preference or preferred shares issuable by the Corporation or its subsidiaries.

The following description of the Debt Securities is only a summary and is not intended to be comprehensive. For additional information you should refer to the Trust Indenture under which such Debt Securities are issued.

General

The Trust Indentures will not limit the amount of Debt Securities that may be issued thereunder. The Corporation may issue Debt Securities from time to time under a Trust Indenture in one or more series by entering into supplemental indentures or by its board of directors or a duly authorized committee authorizing the issuance. The Debt Securities of a series need not be issued at the same time, bear interest at the same rate or mature on the same date.

The Prospectus Supplement for a particular series of Debt Securities will disclose the specific terms of such Debt Securities, including the price or prices at which the Debt Securities to be offered will be issued. Those terms may include some or all of the following:

(a)	the title of the series;

(b)	the total principal amount of the Debt Securities of the series;

(c)	the date or dates on which principal is payable or the method for determining the date or dates, and any right that the Corporation has to change the date on which principal is payable;

(d)	the interest rate or rates, if any, or the method for determining the rate or rates, and the date or dates from which interest will accrue;

(e)	any interest payment dates and the regular record date for the interest payable on each interest payment date, if any;

(f)	whether the Corporation may extend the interest payment periods and, if so, the terms of the extension;

(g)	the place or places where payments will be made;

(h)	whether the Corporation has the option to redeem the Debt Securities and, if so, the terms of such redemption option;

(i)	any obligation that the Corporation has to redeem the Debt Securities through a sinking fund or to purchase the Debt Securities through a purchase fund or at the option of the holder;

(j)	any conversion or exchange right granted to holders, the terms and conditions thereof and the number and designation of the securities to be received by holders on any such conversion or exchange;

(k)	the currency in which the Debt Securities may be purchased and in which the principal and any interest is payable;

(l)
if payments may be made, at the election of the Corporation or at the holder’s election, in a currency other than that in which the Debt Securities are stated to be payable, then the currency in which those payments may be made, the terms and conditions of the election and the manner of determining those amounts;

(m)	the portion of the principal payable upon acceleration of maturity, if other than the entire principal;

(n)	whether the Debt Securities will be issuable as global securities and, if so, the securities depositary;

(o)	the events of default or covenants with respect to the Debt Securities;

(p)	any index or formula used for determining principal, premium or interest;

(q)	the terms of the subordination of any series of subordinated debt;

(r)
if the principal payable on the maturity date will not be determinable on one or more dates prior to the maturity date, the amount which will be deemed to be such principal amount or the manner of determining it;

(s)	the person to whom any interest shall be payable if other than the person in whose name the Debt Security is registered on the regular record date for such interest payment; and

(t)	any other terms.

The Debt Securities offered pursuant to this Prospectus and any Prospectus Supplement may be represented by instalment receipts, the particular terms and provisions of which will be described in the applicable Prospectus Supplement and set out in an instalment receipt and pledge agreement or similar agreement. Any such instalment receipt will evidence, among other things, (a) the fact that a first instalment payment has been made in respect of the Debt Securities represented thereby and (b) the beneficial ownership of the Debt Securities represented by the instalment receipt, subject to a pledge of such Debt Securities securing the obligation to pay the balance outstanding under such Debt Securities on or prior to a certain date. Debt Securities represented by instalment receipts will not be offered or sold to persons in the U.S. pursuant to this Prospectus. A copy of any such instalment receipt and pledge agreement or similar agreement will be filed by the Corporation with securities regulatory authorities after it has been entered into and will be available on the Corporation’s SEDAR profile at www.sedar.com.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

In this section, “the Corporation” refers only to Algonquin Power & Utilities Corp. and not the direct or indirect subsidiary entities of Algonquin Power & Utilities Corp. and partnership interests held by Algonquin Power & Utilities Corp. and its subsidiary entities.

The particular terms and provisions of Subscription Receipts offered pursuant to any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Subscription Receipts. This description will include, where applicable:

(a)	the number of Subscription Receipts;

(b)	the price at which the Subscription Receipts will be offered;

(c)	the procedures for the exchange of the Subscription Receipts into Common Shares or other securities;

(d)	the number of Common Shares or other securities that may be obtained upon exercise of each Subscription Receipt;

(e)
the designation and terms of any other securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Common Share or security;

(f)	the terms applicable to the gross proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

(g)	the material tax consequences of owning Subscription Receipts; and

(h)	any other material terms and conditions of the Subscription Receipts.

Subscription Receipts may be offered separately or in combination with one or more other Securities. The Subscription Receipts will be issued under a subscription receipt agreement. A copy of the subscription receipt agreement will be filed by the Corporation with the securities regulatory authorities in each of the provinces of Canada and with the SEC in the U.S. after it has been entered into by the Corporation and will be available electronically at www.sedar.com.

DESCRIPTION OF EQUITY SECURITIES

In this section, “the Corporation” refers only to Algonquin Power & Utilities Corp. and not the direct or indirect subsidiary entities of Algonquin Power & Utilities Corp. and partnership interests held by Algonquin Power & Utilities Corp. and its subsidiary entities.

The following describes certain general terms and provisions of Equity Securities in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of Equity Securities offered pursuant to any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Equity Securities. This summary does not purport to be complete and is subject to, and qualified by, reference to the terms of the Corporation’s articles, a copy of which has been filed with the securities regulatory authorities in each of the provinces of Canada and is available electronically at www.sedar.com.

General

The authorized share capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preferred shares issuable in one or more series. As of April 2, 2020, there were 526,689,493 Common Shares, 4,800,000 Series A Preferred Shares, nil cumulative floating rate preferred shares, series B (the “Series B Preferred Shares”), 100 series C preferred shares (the “Series C Preferred Shares”), 4,000,000 Series D Preferred Shares, nil cumulative floating rate preferred shares, series E (the “Series E Preferred Shares”), nil series F preferred shares (the “Series F Preferred Shares”) and nil series G preferred shares (the “Series G Preferred Shares”) outstanding.

The Equity Securities may be offered separately or together with other Securities. The particular terms and provisions of the Equity Securities offered pursuant to a Prospectus Supplement and the extent to which these general terms and provisions apply will be described in such Prospectus Supplement.

Common Shares

The holders of Common Shares are entitled to dividends if, as and when declared by the board of directors of the Corporation, to one vote per share at meetings of the holders of Common Shares and to receive a pro rata share of any remaining property and assets of the Corporation upon liquidation, dissolution or winding up of the Corporation. All Common Shares are of the same class and with equal rights and privileges and are not subject to future calls or assessments. As of April 2, 2020, there were 526,689,493 Common Shares issued and outstanding.

The Corporation currently pays a quarterly dividend of US$0.1410 per Common Share for a total annual dividend of US$0.5640 per Common Share. However, any future determination to pay dividends will be at the discretion of the Corporation’s board of directors and will be dependent upon the Corporation’s cash flow from operations, financial condition, financial leverage, working capital requirements and investment opportunities, as well as general economic conditions and other factors deemed relevant by the Corporation’s board of directors.

The Corporation has adopted a shareholder rights plan as amended, restated and continued as of June 6, 2019 and approved by shareholders on June 9, 2019. A copy of the shareholder rights plan has been filed with the securities regulatory authority in each of the provinces of Canada and is available electronically at www.sedar.com. For additional information on the shareholder rights plan, see “Shareholders’ Rights Plan” in the AIF.

Preferred Shares

The Corporation is authorized to issue an unlimited number of Preferred Shares, issuable in one or more series, containing terms and conditions as approved by the board of directors of the Corporation, which may include voting rights. The Preferred Shares of each series will rank equally with the Preferred Shares of every other series and will rank in priority to the Common Shares with respect to dividends and return of capital in the event of liquidation, dissolution or winding up of the Corporation.

The articles of the Corporation, which include the terms of the Series A Preferred Shares, the Series B Preferred Shares, the Series C Preferred Shares, the Series D Preferred Shares, the Series E Preferred Shares, the Series F Preferred Shares and the Series G Preferred Shares are available on the Corporation’s SEDAR profile at www.sedar.com.   For a detailed description of the terms and conditions of the Corporation’s existing series of Preferred Shares, see “Description of Capital Structure” in the AIF. The specific terms of any series of Preferred Shares to be issued hereunder will be as described in a Prospectus Supplement. Accordingly, the statements made or incorporated by reference in this section may not apply to a particular series of Preferred Shares.

DESCRIPTION OF THE WARRANTS

In this section, “the Corporation” refers only to Algonquin Power & Utilities Corp. and not the direct or indirect subsidiary entities of Algonquin Power & Utilities Corp. and partnership interests held by Algonquin Power & Utilities Corp. and its subsidiary entities.

The following describes certain general terms and provisions of the Warrants. The particular terms and provisions of the Warrants offered pursuant to a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to those Warrants, will be described in the Prospectus Supplement filed in respect of such Warrants. The following description and any description of Warrants in the applicable Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the applicable warrant agreement and, if applicable, collateral arrangements and depositary arrangements relating to such Warrants.

The Corporation may issue Warrants for the purchase of Common Shares. Warrants may be issued independently or together with other Securities offered pursuant to any Prospectus Supplement and may be attached to, or separate from, any such offered Securities. Warrants will be issued under one or more warrant agreements between the Corporation and a warrant agent that the Corporation will name in the Prospectus Supplement.

Any Prospectus Supplement for Warrants will contain the terms and other information with respect to the Warrants being offered thereby, including:

(a)	the designation of the Warrants;

(b)	the aggregate number of Warrants offered and the offering price;

(c)	the designation, number and terms of the Common Shares purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

(d)	the exercise price of the Warrants;

(e)	the dates or periods during which the Warrants are exercisable;

(f)	the designation and terms of any Securities with which the Warrants are issued;

(g)	if the Warrants are issued as a Unit with another Security, the date on and after which the Warrants and the other security will be separately transferable;

(h)	the currency or currency unit in which the exercise price is denominated;

(i)	any minimum or maximum amount of Warrants that may be exercised at any one time;

(j)	whether such Warrants will be listed on any securities exchange;

(k)	any terms, procedures and limitations relating to the transferability or exercise of the Warrants;

(l)	whether the Warrants will be issued in fully registered or “book-entry only” form; and

(m)	any other material terms and conditions of the Warrants.

DESCRIPTION OF SHARE PURCHASE CONTRACTS
 AND SHARE PURCHASE OR EQUITY UNITS

In this section, “the Corporation” refers only to Algonquin Power & Utilities Corp. and not the direct or indirect subsidiary entities of Algonquin Power & Utilities Corp. and partnership interests held by Algonquin Power & Utilities Corp. and its subsidiary entities.

The Corporation may issue share purchase contracts, including contracts obligating holders to purchase from the Corporation, and the Corporation to sell to the holders, a specified number of Equity Securities, at a future date or dates, or similar contracts issued on a “prepaid” or instalment basis (in each case, “Share Purchase Contracts”). The price per Equity Security and the number of Equity Securities may be fixed at the time the Share Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Share Purchase Contracts. The Share Purchase Contracts will require either that the share purchase price be paid at the time the Share Purchase Contracts are issued or that payment(s) be made at a specified future date(s). The Share Purchase Contracts may be issued separately or as part of units consisting of a Share Purchase Contract and Debt Securities or obligations of third parties (including U.S. treasury securities) (the “Share Purchase or Equity Units”), and may or may not serve as collateral for a holder’s obligations. The Share Purchase Contracts may require holders to secure their obligations thereunder in a specified manner. The Share Purchase Contracts also may require the Corporation to make periodic payments to the holders of the Share Purchase Contracts or vice versa, and such payments may be unsecured or refunded on some basis.

The applicable Prospectus Supplement will describe the terms of the Share Purchase Contracts or Share Purchase or Equity Units. The description in the applicable Prospectus Supplement will not necessarily be complete, and reference will be made to the Share Purchase Contracts, and, if applicable, collateral, depositary or custodial arrangements, relating to the Share Purchase Contracts or Share Purchase or Equity Units. Material United States and Canadian federal income tax considerations applicable to the holders of the Share Purchase or Equity Units and the Share Purchase Contracts will also be discussed in the applicable Prospectus Supplement.

DESCRIPTION OF THE UNITS

In this section, “the Corporation” refers only to Algonquin Power & Utilities Corp. and not the direct or indirect subsidiary entities of Algonquin Power & Utilities Corp. and partnership interests held by Algonquin Power & Utilities Corp. and its subsidiary entities.

The following describes certain general terms and provisions of the Units. The particular terms and provisions of the Units offered pursuant to a Prospectus Supplement, and the extent to which the general terms described below apply to those Units, will be described in such Prospectus Supplement. The following description and any description of Units in the applicable Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to any agreement, collateral arrangements and depositary arrangements relating to such Units.

The Corporation may issue Units comprised of one or more of the Securities described in this Prospectus in any combination, including fractions of such Securities. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement (if any) under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

Any Prospectus Supplement for Units will contain the terms and other information with respect to the Units being offered thereby, including:

(a)	the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;

(b)	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of any Securities comprising the Units;

(c)	whether the Units will be issued in fully registered or “book-entry only” form; and

(d)	any other material terms and conditions of the Units.

BOOK-ENTRY ONLY SECURITIES

Securities issued in “book-entry only” form must be purchased, transferred or redeemed through participants in the depository service of a depository identified in a Prospectus Supplement for the particular offering of Securities. Each of the underwriters, dealers, remarketing firms or agents, as the case may be, named in an accompanying Prospectus Supplement will be a participant of the depository or will have arrangements with a participant. On the closing of a book-entry only offering, the Corporation may cause a global certificate or certificates representing the aggregate number of Securities subscribed for under such offering to be delivered to, and registered in the name of, the depository or its nominee. Except as described below, no purchaser of Securities will be entitled to a certificate or other instrument from the Corporation or the depository evidencing that purchaser’s ownership thereof, and no purchaser will be shown on the records maintained by the depository except through a book-entry account of a participant acting on behalf of such purchaser. Each purchaser of Securities will receive a customer confirmation of purchase from the registered dealer from which the Securities are purchased in accordance with the practices and procedures of that registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. The depository will be responsible for establishing and maintaining book-entry accounts for its participants having interests in the Securities. Reference in this Prospectus to a holder of Securities means, unless the context requires otherwise, the owner of the beneficial interest in the Securities.

If the Corporation determines, or the depository notifies the Corporation in writing, that the depository is no longer willing or able to discharge properly its responsibilities as depository with respect to the Securities and the Corporation is unable to locate a qualified successor, or if the Corporation at its option elects, or is required by law, to terminate the book-entry system, then the Securities will be issued in fully registered form to holders or their nominees.

Transfer, Conversion or Redemption of Securities

Transfer of ownership, conversion or redemption of Securities will be effected through records maintained by the depository or its nominee for such Securities with respect to interests of participants, and on the records of participants with respect to interests of persons other than participants. Holders who desire to purchase, sell or otherwise transfer ownership of or other interests in the Securities may do so only through participants.

The ability of a holder to pledge a Security or otherwise take action with respect to such holder’s interest in a Security (other than through a participant) may be limited due to the lack of a physical certificate.

Payments and Notices

Payments of principal, redemption price, if any, dividends and interest, as applicable, on each Security will be made by the Corporation to the depository or its nominee, as the case may be, as the registered holder of the Security and the Corporation understands that such payments will be credited by the depository or its nominee in the appropriate amounts to the relevant participant. Payments to holders of Securities of amounts so credited will be the responsibility of the participants.

As long as the depository or its nominee is the registered holder of the Securities, the depository or its nominee, as the case may be, will be considered the sole owner of the Securities for the purposes of receiving notices or payments on the Securities. In such circumstances, the responsibility and liability of the Corporation in respect of notices or payments on the Securities is limited to giving or making payment of any principal, redemption price, if any, dividends and interest due on the Securities to the depository or its nominee.

Each holder must rely on the procedures of the depository and, if such holder is not a participant, on the procedures of the participant through which such holder owns its interest, to exercise any rights with respect to the Securities. The Corporation understands that under existing industry practices, if the Corporation requests any action of holders or if a holder desires to give any notice or take any action which a registered holder is entitled to give or take with respect to the Securities, the depository would authorize the participant acting on behalf of the holder to give such notice or to take such action, in accordance with the procedures established by the depository or agreed to from time to time by the Corporation, any Indenture Trustee, warrant agent, subscription receipt agent, collateral agent, purchase contract agent or custodial agent and depository. Any holder that is not a participant must rely on the contractual arrangement it has directly, or indirectly through its financial intermediary, with its participant to give such notice or take such action.

The Corporation, the remarketing firms, the underwriters or agents and any Indenture Trustee identified in an accompanying Prospectus Supplement, as applicable, will not have any liability or responsibility for (i) records maintained by the depository relating to beneficial ownership interest in the Securities held by the depository or the book-entry accounts maintained by the depository; (ii) maintaining, supervising or reviewing any records relating to any such beneficial ownership interest; or (iii) any advice or representation made by or with respect to the depository and contained herein or in any Trust Indenture with respect to the rules and regulations of the depository or at the directions of the participants.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the share and loan capitalization of the Corporation since December 31, 2019, being the date on which the Corporation’s most recently completed financial period ended, which have not been disclosed in this Prospectus or in the documents incorporated by reference herein.

TRADING PRICES AND VOLUMES

The outstanding Common Shares, Series A Preferred Shares and Series D Preferred Shares are traded on the TSX under the trading symbols “AQN”, “AQN.PR.A” and “AQN.PR.D”, respectively. The outstanding Common Shares are also traded on the NYSE under the trading symbol “AQN”. The Corporation’s outstanding 2018 Debentures and 2019 Debentures are each listed on the NYSE under the symbols “AQNA” and “AQNB”, respectively. On April 2, 2020, the last trading day prior to the date of this Prospectus, (i) the closing price of the Common Shares on the TSX and the NYSE was C$17.89 and US$12.61 per Common Share, respectively; (ii) the closing price of the Series A Preferred Shares on the TSX was C$14.46; (iii) the closing price of the Series D Preferred Shares on the TSX was C$14.90; and (iv) the closing prices of the 2018 Debentures and 2019 Debentures on the NYSE were US$23.12 and US$22.46, respectively, each per US$25 principal amount thereof. Trading price and volume of the Common Shares will be provided as required for each Prospectus Supplement.

EARNINGS-COVERAGE RATIOS

Earnings coverage ratios will be provided as required in the applicable Prospectus Supplement(s) with respect to any offering and sale of Debt Securities having a term to maturity in excess of one year or Preferred Shares pursuant to this Prospectus.

PRIOR SALES

Prior sales of the Corporation’s Securities will be provided as required in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

USE OF PROCEEDS

Unless otherwise specified in a Prospectus Supplement, the net proceeds resulting from the issue of Securities will be used to repay indebtedness and for general corporate purposes, including in connection with acquisitions and investments by the Corporation.

All expenses incurred in connection with this Prospectus, any offerings of Securities hereunder and related commissions will be paid out of the Corporation’s general funds.

PLAN OF DISTRIBUTION

The Corporation may sell Securities (i) to or through underwriters, dealers or agents or (ii) directly to one or more purchasers. The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale (including, without limitation, sales deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions, including sales made directly on the TSX and the NYSE or other existing trading markets for the Securities), at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for the Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to the Corporation. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

The Prospectus Supplement for any of the Securities being offered thereby will set forth the terms of the offering of such Securities, including the name or names of any underwriters, dealers or agents, the purchase price of such Securities, the proceeds to the Corporation from such sale, any underwriting discounts or commissions and other items constituting underwriters’ or agents’ compensation, any public offering price and any discounts or concessions allowed or re-allowed or paid by any underwriter to other dealers. Only underwriters so named in the Prospectus Supplement are deemed to be underwriters in connection with the Securities offered thereby.

If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, at market prices prevailing at the time of sale or at prices related to such prevailing market prices. The obligations of the underwriters to purchase such Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Securities offered pursuant to the applicable Prospectus Supplement if any of such Securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to underwriters, dealers or agents may be changed from time to time.

The Securities may also be sold (i) directly by the Corporation at such prices and upon such terms as agreed to by the Corporation and the purchasers or (ii) through agents designated by the Corporation from time to time. Any agent involved in the offering and sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Corporation to such agent will be set forth, in the applicable Prospectus Supplement. Unless otherwise indicated in the applicable Prospectus Supplement, any agent is acting on a best efforts basis for the period of its appointment.

The Corporation may agree to pay the underwriters or agents a commission for various services relating to the issue and sale of any Securities offered hereby. Any such commission will be paid out of the general corporate funds of the Corporation. Underwriters, remarketing firms and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Corporation to indemnification by the Corporation against certain liabilities, including liabilities under the U.S. Securities Act and Canadian securities legislation, or to contribution with respect to payments which such underwriters, remarketing firms or agents may be required to make in respect thereof.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Debt Securities, Subscription Receipts, Warrants, Share Purchase Contracts, Share Purchase or Equity Units and Units will be a new issue of securities with no established trading market. Unless otherwise specified in a Prospectus Supplement relating to an issue of such Securities, such Securities will not be listed on any securities or stock exchange.

Subject to any applicable securities legislation, and other than in relation to an “at-the-market” distribution, in connection with any offering of Securities, the underwriters, dealers or agents may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level above that which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. In the event that the Corporation determines to pursue an “at-the-market” distribution in Canada, the Corporation shall apply for the applicable exemptive relief from the Canadian securities commissions. Any underwriters or agents to or through whom Securities are sold by the Corporation may make a market in the Securities, but they will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that a trading market in any of the Securities (other than Equity Securities) will develop or as to the liquidity of any trading market for the Securities.

Securities may also be offered and sold, if so indicated in the applicable Prospectus Supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms, which we refer to herein as the “remarketing firms”, acting as principals for their own account or as agents of the Corporation. Any remarketing firm will be identified and the terms of its agreement, if any, with the Corporation, and its compensation will be described in the applicable Prospectus Supplement. Remarketing firms may be deemed to be underwriters in connection with the remarketing of the Securities.

Unless otherwise specified in a Prospectus Supplement, the Securities will not be registered under the U.S. Securities Act.

RISK FACTORS

An investment in the Securities is subject to certain risks. Discussions of certain risk factors affecting the Corporation in connection with the Corporation’s businesses are provided in the Corporation’s disclosure documents filed from time to time with the securities regulatory authorities in each of the provinces of Canada which are incorporated by reference in this Prospectus. In particular, see “Enterprise Risk Management” in the Corporation’s most recent annual and interim MD&A and “Enterprise Risk Factors” in the AIF.

Before deciding whether to invest in any Securities, investors should consider carefully the risks described in the documents incorporated by reference in this Prospectus (including subsequently filed documents incorporated by reference) and those described in a Prospectus Supplement relating to a specific offering of Securities.

INTERESTS OF EXPERTS

Unless otherwise specified in a Prospectus Supplement, certain legal matters in connection with the Securities offered hereby will be passed upon by Blake, Cassels & Graydon LLP on behalf of the Corporation with respect to Canadian legal matters, and by Gibson, Dunn & Crutcher LLP with respect to U.S. legal matters. As of the date hereof, the partners and associates of Blake, Cassels & Graydon LLP, as a group, and Gibson, Dunn & Crutcher LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding securities of the Corporation, respectively.

Ernst & Young LLP, the auditors of the Corporation, have confirmed that they are: (i) independent with respect to the Corporation within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and (ii) independent accountants with respect to the Corporation under all relevant U.S. professional and regulatory standards.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are Ernst & Young LLP, Chartered Professional Accountants, EY Tower, 100 Adelaide Street West, Toronto, Ontario M5H 0B3.

AST Trust Company (Canada) is the registrar and transfer agent of the Common Shares, the Series A Preferred Shares and the Series D Preferred Shares and is the Canadian co-trustee of the 2018 Debentures and the 2019 Debentures. Registers for the registration and transfer of the Common Shares, the Series A Preferred Shares and the Series D Preferred Shares are kept at the office of AST Trust Company (Canada) in Toronto. American Stock Transfer & Trust Company, LLC is the co-transfer agent of the Common Shares in the U.S. and is the U.S. trustee, registrar and transfer agent of the 2018 Debentures and the 2019 Debentures. Registers for the registration and transfer of the 2018 Debentures and the 2019 Debentures are kept at the office of American Stock Transfer & Trust Company, LLC in Brooklyn, New York.

ENFORCEMENT OF CERTAIN CIVIL LIABILITIES

The Corporation is incorporated under the laws of Canada and its registered and head office is in Canada. Most of the Corporation’s directors and officers, and some or all of the experts named in this Prospectus, are residents of Canada or otherwise reside outside of the United States, and a substantial portion of their assets, and a substantial portion of the Corporation’s assets, are located outside the U.S. The Corporation has appointed an agent for service of process in the U.S. but it may be difficult for holders of Securities who reside in the U.S. to effect service within the U.S. upon the Corporation or those directors, officers and experts who are not residents of the U.S. Investors should not assume that a Canadian court would enforce a judgment of a U.S. court obtained in an action against the Corporation or such other persons predicated on the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the U.S. or would enforce, in original actions, liabilities against the Corporation or such persons predicated on the U.S. federal securities laws or any such state securities or “blue sky” laws. The Corporation has been advised by its Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Corporation has also been advised by Blake, Cassels & Graydon LLP, however, that there is a substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

The Corporation filed with the SEC, concurrently with its registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed CT Corporation System as its agent for service of process in the U.S. in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving the Corporation in a U.S. court arising out of or related to or concerning an offering of Securities under this Prospectus.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part insofar as required by the SEC’s Form F-10:

•	the documents set out under the heading “Documents Incorporated by Reference” in this Prospectus;

•	the consents of auditors and counsel;

•	the powers of attorney from the directors and certain officers of the Corporation;

•	the appointment of agent for service of process and undertaking on Form F-X;

•	the forms of Trust Indenture; and

•	the statements of eligibility of the trustee on Form T-1.

A copy of the form of warrant indenture and subscription receipt agreement, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed with, or furnished to, the SEC under the U.S. Exchange Act.

17

ALGONQUIN POWER & UTILITIES CORP.

U.S.$900,000,000
Equity Units

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

J.P. Morgan	Wells Fargo Securities	BMO Capital Markets	Morgan Stanley

Financial Advisor to Algonquin Power & Utilities Corp.

J. Wood Capital Advisors

June 16, 2021